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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated February 8, 2006
(Commission File No. 1-15024)

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

Novartis AG publishes its Annual Report for 2005

OUR MISSION

We want to discover, develop and successfully market innovative products to cure diseases, to ease suffering and to enhance the quality of life.

We also want to provide a shareholder return that reflects outstanding performance and to adequately reward those who invest ideas and work in our company.

CONTENTS

NOVARTIS GROUP BUSINESS REVIEW
GROUP REVIEW
2	Financial Highlights
4	News
5	Letter from Daniel Vasella
OPERATIONAL REVIEW
9	Business Overview:
Pharmaceuticals
Sandoz
Consumer Health
21	Business Stories
CORPORATE CITIZENSHIP
43	Introduction
54		Commitment to Patients
59		Commitment to our People
63		Commitment to Health, Safety and Environment
70		Commitment to Ethical Business Conduct
Corporate Governance
75		Commitment to Corporate Governance
100		Board of Directors
107		Executive Committee
110		Business Unit Heads
NOVARTIS GROUP FINANCIAL REPORT
113	Contents
118	Operating & Financial Review
150	Equity Strategy
154	Novartis Group Consolidated Financial Statements
241	Novartis AG Financial Statements
247	Key Dates 2006
248	Contact Addresses

FINANCIAL HIGHLIGHTS

KEY FIGURES

	2005	2004(1)
(in USD millions unless indicated otherwise)

Net sales	32 212	28 247
Operating income	6 905	6 289
Return on sales (%)	21.4	22.3
Net income	6 141	5 601
Research and development	4 846	4 077
Research and development as % of net sales	15.0	14.4
Free cash flow	4 673	3 301
Number of employees at year end	90 924	81 392

(1)
Pro forma except net sales and employees.

SHARE INFORMATION

	2005	2004

Return on average equity (%)	19.0	18.6	(2)
Earnings per share (USD)(1)	2.63	2.37	(2)
Operating cash flow per share (USD)	3.46	2.84	(2)
ADS price at end of year (USD)	52.48	50.54
Share price at end of year (CHF)	69.05	57.30
Pay-out ratio based on outstanding shares (%)	33	38

(1)
Average number of shares outstanding in 2005: 2 332 848 144 (2004: 2 335 490 272).

(2)
Pro forma.

NEWS IN 2005

GROUP

Record results with double-digit net sales and operating income growth in 2005. Group net sales up 14% (+13% in local currencies) and operating income advances 10% as strong performances in all divisions are partially offset by acquisition-related costs.

PHARMACEUTICALS

Novartis continues to outpace competitors, gaining market share. Net sales rise 10% (+9% lc) based on excellent performances from strategic products. Operating income advances 12% as margin improves 0.7 percentage points to 29.7% of net sales.

SANDOZ

Transformational year with acquisitions of Hexal and Eon Labs to make Sandoz a world leader in generics. Both businesses performed well and exceeded expectations with sales rising 54% (+54% lc).

CONSUMER HEALTH

Focus on strategic brands and new product launches drives growth. Net sales climb 8% (+8% lc), also supported by contribution from the North American OTC business of Bristol-Myers Squibb, acquired in 2005. Operating income advances 5%.

PIPELINE

A total of 76 compounds in one of the industry's most promising pipelines. Key late-stage successes in 2005 include approval of Exjade and positive new data for Galvus (type 2 diabetes), Rasilez (hypertension) and FTY720 (multiple sclerosis).

RESEARCH

Increase in the number and quality of compounds in early-stage development. The Novartis Institutes for BioMedical Research (NIBR) are exploring molecular pathways that may be shared by various diseases as an organizing concept.

CORPORATE CITIZENSHIP

In 2005, Novartis contributes USD 696 million worth of medicines through access-to-medicines programs for patients in need.

DIVIDEND

A dividend increase to CHF 1.15 per share (+10%) will be proposed to shareholders, reflecting the strong organic net sales growth and improved profitability.

LETTER FROM DANIEL VASELLA

DEAR SHAREHOLDERS:

It gives me particular pleasure in our tenth business year to report another set of record results.

Let me summarize the key 2005 figures:

  •
  Group net sales increased 14% (+13% in local currencies) to USD 32.2 billion

  —
  Pharmaceuticals sales grew by 10% (+9% in local currencies)

  —
  Sandoz secured a 54% increase in sales (+54% in local currencies)

  —
  Consumer Health sales gained 8% (+8% in local currencies)

  •
  Group operating income advanced to USD 6.9 billion (+10%)

  •
  Net income rose by 10% to USD 6.1 billion

  •
  Earnings per share amounted to USD 2.63 (+11%)

  •
  Free cash flow reached USD 4.7 billion (+42%)

This good performance reflects our clear and consistent strategy, which is based on innovation and achieving a leading position in the healthcare sector. Ultimately, however, the key factors in our success are the skills and commitment of our associates, and I would like to thank them for their contribution.

Pharmaceuticals remains our biggest and most profitable business. Particularly strong growth was posted by the Cardiovascular and Oncology franchises, thanks to the class-leading products Diovan (used to control hypertension) and Gleevec/Glivec (for the treatment of chronic myeloid leukemia). Overall, the division once again successfully increased its market share last year. With a total of 76 projects in clinical development, we have a full, innovative and promising pipeline. But in spite of—or precisely because of—our current success, we need to keep a sharp eye on the market evolution.

Three fundamental trends are boosting demand for healthcare services and medicines:

1.
The aging of the world's population, as the incidence and the prevalence of disease rise with increasing age;

2.
Ongoing technological discoveries and developments, which lay the foundation for innovative pharmaceutical products; and

3.
Rapid economic growth in countries such as China, India and Russia, leading to improvements in the provision of public healthcare.

In line with changes in the population's standard of living and lifestyles, these countries are also experiencing increasing incidence of chronic cardiovascular disease, diabetes, cancer and respiratory illness. In China alone, it is estimated that more than 160 million patients suffer from hypertension and more than 20 million have diabetes. In addition, the demand for effective treatments is outpacing economic growth: while the Chinese economy grew by 9.8% in 2005, sales of pharmaceuticals leapt by 22.5%. In India, some 35% of the population currently has access to essential drugs, and the proportion is expected to increase to 80% by 2020.

Counteracting the effects of these growth drivers, however, are various negative trends, notably government price controls, with mandatory discounts, competitive pricing pressures, parallel imports from low-wage countries, and increasingly stringent regulatory requirements. Cost containment measures introduced by governments include the promotion of generics, which over the next few years will show double-digit expansion worldwide—in contrast to market growth for patent-protected medicines, which will be in the mid to high single-digit range.

In light of these developments, Novartis has set its strategic direction as follows:

  •
  First, consistent investment in R&D—enabling us to bring to market innovative and differentiated products that offer patients clear therapeutic benefits

  •
  Second, expansion of our generics business (to provide affordable treatment options following patent expiries) and,

  •
  Development of promising new growth platforms such as vaccines (to reduce healthcare costs through disease prevention).

These, precisely, were the priorities that we pursued in 2005. The Pharmaceuticals Division further expanded its research operations, and this process will continue in the coming year. For our generics business, the acquisition of Hexal and Eon Labs represented not only a geographical expansion but a substantial reinforcement and reinvigoration. In the US and Germany—the most important generics markets—we have secured a leading position, and gained access to a rich pipeline and new technologies. The incorporation of a dynamic entrepreneurial culture is also having beneficial effects. Sales are growing rapidly, integration is proceeding according to plan, and the team is highly motivated. Also pending is the outright acquisition of Chiron, a company in which we have held a minority stake since 1995. While Chiron's pharmaceutical operations can be integrated into our own and its diagnostics unit has posted strong growth, its vaccines business suffered a serious decline as a result of significant quality problems in production. Accordingly, we have decided to bring our quality assurance expertise to bear and are planning strategic expansion of the vaccines business through appropriate investments.

Last year also saw the strengthening of our OTC Business Unit through the acquisition of the North American Consumer Medicines business of Bristol-Myers Squibb (BMS). This move has consolidated our position not only in a key market but also in the analgesics segment, where BMS was a major player with its Excedrin® brand.

Through organic growth and acquisitions in the course of 2005, we thus further expanded our operations in the healthcare sector, paving the way for additional sustained growth and at the same time spreading risks more widely.

What is ultimately essential, of course, is not only strategic decision-making but progress on the operational front. The gains in market share achieved by Pharmaceuticals have already been mentioned above. There was a further rise in the proportion of sales generated by products that will continue to enjoy patent protection for an extended period of time.

The first approval worldwide was granted last year by the US FDA for Exjade, the breakthrough oral iron chelator. Iron overload, mainly occurring as a result of frequent blood transfusions, previously required continuous infusion therapy, which was especially burdensome for children and adolescents. Exjade now substantially facilitates treatment for this group of patients in particular.

In Europe, the regulatory authorities granted marketing clearance for Xolair (for the treatment of severe allergic asthma) and Aclasta (for Paget's disease).

Of the 76 projects currently in clinical development, 50 are already in late-stage trials.

One product I mentioned in last year's letter was Galvus (LAF237, vildagliptin)—the first of a new class of oral antidiabetic agents known as incretin enhancers. In the meantime, positive data have been reported from the most recent large-scale (Phase III) clinical trials. This new drug can be combined with several other antidiabetic agents, including insulin, or used alone. Another encouraging finding is that patients treated with Galvus showed no weight gain—in contrast to most other oral antidiabetics. The first regulatory filing for this product is planned in the US for the first half of 2006.

Also successful were the clinical trials for Rasilez (SPP100, aliskiren), the first in a new antihypertensive class called renin inhibitors. In these studies, Rasilez showed excellent tolerability and provided sustained 24-hour blood pressure control, thus also offering protection against dangerous early morning surges.

Further observation of patients with multiple sclerosis who were treated with FTY720—a novel, experimental immunomodulator—substantiated the positive Phase II data. During treatment with this agent, inflammatory lesions in the brain resolved more rapidly, and relapse rates were significantly reduced over a 12-month follow-up period. However, these findings will need to be confirmed in additional studies before registration can be envisaged.

Unfortunately, the trial data for PTK787—an agent designed to block new blood vessel formation (angiogenesis) in tumors—fell short of expectations. The course of disease was only improved in one subgroup of patients with colorectal cancer who received this treatment. Whether this compound can ever be registered remains to be seen.

Clinical development of pitavastatin, a cholesterol-lowering compound licensed-in some years ago, has been terminated, as it proved less effective than had been hoped. We are thus reminded that while R&D is often fortunate enough to achieve breakthroughs that decisively improve the lives of thousands of patients, it is never immune to costly setbacks.

Access to medicine and drugs for needy patients, particularly in developing countries, remains an important concern. There is little public awareness of the fact that, since the UN Millennium Development Goals were proclaimed in 2000, multinational pharmaceutical companies have entered into more than 126 partnerships for the benefit of patients in developing nations. As a result of these initiatives, over 540 million treatments, worth in excess of USD 4.4 billion, have been provided to needy patients. These figures relate only to long-term programs and do not include assistance to patients in industrialized nations or disaster relief. Last year, taking all pro bono contributions into account, the total aid provided for patients in need by Novartis alone amounted to USD 696 million, with 6.5 million patients being treated. The main element of this commitment was the donation of medicines for the treatment of leprosy, malaria, tuberculosis and chronic myeloid leukemia. On top of humanitarian considerations, this aid produces substantial economic benefits, as it may enable patients to start work again and support themselves and their families.

The pharmaceutical industry's commitment to patients in developing countries exceeds that of any other industry sector worldwide. But it cannot succeed single-handedly. There is a fundamental need for effective action by governments that are primarily concerned with the welfare of their citizens, as well as for partnerships with international organizations and civil society.

The company's tenth year of operations provides me with the opportunity for a brief review. In 1995, Ciba and Sandoz with a combined headcount of 134 000 posted total sales of around USD 27 billion (using today's currency translation rates); in 2005, with just over 91 000 employees, sales reached USD 32 billion. In the initial postmerger years, spin-offs and disposals removed almost 50% of the 1995 total sales and a corresponding number of employees. This transformed the business portfolio dramatically.

While the healthcare sector accounted for only 46% of total sales a decade ago, this proportion has now risen to more than 90%. In just 10 years, Novartis has transformed itself from a widely diversified conglomerate into a focused leading healthcare company. During this 10-year period, net income increased from USD 3.17 billion to USD 6.1 billion (+92%), of course not taking into account revenues or profits from divested companies.

The Novartis brand has also been successfully established worldwide, ranking among the 50 best global brands according to Business Week. The company also enjoys an excellent reputation: in 2005, Novartis was listed among the world's 50 most respected companies by the Financial Times and Barron's, and it also featured in Fortune magazine's list of the world's 50 most admired companies. A key point of interest to investors is the total shareholder return (TSR). Taking spin-offs into account, the annual TSR averaged 12.7%, outperforming both the SMI (by 2.1 percentage points) and the MSCI Pharmaceutical Index (by 2.6 percentage points).

I would like to take this opportunity to thank everyone whose efforts and ideas have contributed to the success of Novartis. In particular, I would like to mention Professor Helmut Sihler, Vice Chairman of the Board of Directors and independent Lead Director, who has played a vital role in shaping our company's success since its creation. As a man of exceptional intelligence and experience, he has influenced our deliberations and decisions with keen business acumen and excellent judgment, without ever neglecting the importance of human relations. Professor Sihler will retire from the Board at the forthcoming Annual General Meeting. In his capacity as independent Lead Director, he will be succeeded by Professor Ulrich Lehner, who will additionally serve, together with Hans-Joerg Rudloff, as Vice Chairman of the Board of Directors.

I am confident that Novartis will remain successful in the future despite any possible setbacks. Sound foundations are provided by our clear strategy—with significant investments in world-class research yielding innovative products and our determination to invest in growth segments of the healthcare sector. The skills, integrity and commitment of our associates, management and Board of Directors can be trusted, giving us the ability to act rapidly, flexibly and with circumspection. Naturally, we also hope for a little luck, which occasionally is needed.

I wish to thank you, our Novartis shareholders, for your loyalty and your confidence in us.

Sincerely,

DANIEL VASELLA, M.D.
Chairman and Chief Executive Officer

PHARMACEUTICALS

Novartis is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life.

Novartis is the only company with leadership positions in both patented and generic pharmaceuticals. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation driven pharmaceuticals, high-quality and low-cost generics and leading self-medication OTC brands.

Novartis is currently organized into three Divisions:

  •
  Pharmaceuticals, which comprises our activities in innovative prescription drugs

  •
  Sandoz, which comprises our activities in generic prescription drugs

  •
  Consumer Health, which comprises our activities in OTC, Animal Health, Medical Nutrition, Gerber and CIBA Vision

A fourth Division—Vaccines & Diagnostics—is planned to be created after the acquisition of Chiron Corporation. This acquisition, which is expected to be completed during the first half of 2006, provides Novartis entry into the dynamic human vaccines market.

KEY FIGURES

	2005	2004
	(in USD millions unless indicated otherwise)

Net sales	20 262	18 497
Operating income	6 014	5 366	(1)
Research and development	3 972	3 371	(1)
Research and development as % of net sales	19.6	18.2	(1)
Free cash flow	5 968	5 436	(1)
Net operating assets	8 807	9 471
Additions to property, plant & equipment(2)	686	716
Number of employees at year end	49 308	47 325

(1)
Pro forma.

(2)
Excluding impact of business combinations.

SANDOZ

KEY FIGURES

	2005	2004
	(in USD millions unless indicated otherwise)

Net sales	4 694	3 045
Operating income	342	263	(1)
Research and development	434	274	(1)
Research and development as % of net sales	9.2	9.0	(1)
Free cash flow	685	166	(1)
Net operating assets	12 715	4 493
Additions to property, plant & equipment(2)	212	329
Number of employees at year end	20 066	13 397

(1)
Pro forma.

(2)
Excluding impact of business combinations.

CONSUMER HEALTH

KEY FIGURES

	2005	2004
	(in USD millions unless indicated otherwise)

Net sales	7 256	6 705
Operating income	1 055	1 006	(1)
Research and development	291	271	(1)
Research and development as % of net sales	4.0	4.0	(1)
Free cash flow	838	962	(1)
Net operating assets	4 433	3 850
Additions to property, plant & equipment(2)	264	193
Number of employees at year end	19 903	19 151

(1)
Pro forma.

(2)
Excluding impact of business combinations.

PHARMACEUTICALS

Important market share gains in 2005 as Novartis outpaces the competition through focus on innovative medicines that address needs of patients worldwide, especially in cardiovascular disease and oncology.

Double-digit net sales growth of 10% (+9% lc) to USD 20.3 billion, supported by dynamic performances from many products.

Operating income rises faster than net sales, advancing 12% to USD 6.0 billion as the operating margin improves 0.7 percentage points to 29.7% of net sales, reflecting productivity gains in all areas.

Cardiovascular and Oncology franchises are the key growth drivers, delivering dynamic performances in challenging markets, particularly from Diovan and Lotrel for hypertension as well as Gleevec/Glivec, Femara and Zometa for the treatment of cancer.

Novartis leads the industry with 14 new product approvals in the US since 2000, with key approvals in 2005 for the iron chelator Exjade; Femara, in a new indication for helping women with hormone-sensitive breast cancer; and Xolair in Europe, for treatment of severe allergic asthma.

Impressive new data in 2005 for three late-stage compounds with significant sales potential, preparing submissions in 2006 for Galvus (type 2 diabetes) and Rasilez (hypertension) as well as the start of Phase III trials for FTY720 (multiple sclerosis).

The Novartis pipeline holds a broad stream of promising future products, with 50 projects in Phase II and beyond as of December 2005, including both new molecular entities and additional indications or formulations for marketed products.

GLOSSARY OF TERMS:

COMPOUND
Molecular entity

GENERIC NAME
International Nonproprietary Name (INN) designated by the World Health Organization (WHO)

INDICATION
A disease or condition for which a particular drug is believed to be an appropriate therapy

PHASE I
First clinical trials in patients to determine safety, tolerability and usually proof of concept

PHASE II
Clinical trials in patients to determine dose ranging, safety and efficacy

PHASE III
Large clinical trials to determine definitive safety and efficacy in patients

FILED
In registration

Therapeutic area	Project/compound	Generic name	Indication

Cardiovascular and Metabolism	Lotrel 10-40, 5-40	amlodipine, benazepril	Hypertension
	Diovan/Starlix NAVIGATOR(1)	valsartan, nateglinide	Prevention of new onset type 2 diabetes, cardiovascular morbidity and mortality
	Lotrel ACCOMPLISH	amlodipine, benazepril	High-risk hypertension
	Galvus(2)	vildagliptin	Type 2 diabetes
	Rasilez(2)	aliskiren	Hypertension
	Exforge(2)	valsartan, amlodipine	Hypertension
	LBM642	—	Dyslipidemia

Oncology & Hematology	Exjade	deferasirox	Chronic iron overload
	Femara	letrozole	Breast cancer (early adjuvant therapy)
	Gleevec/Glivec	imatinib mesylate	Ph+ ALL(3), rare diseases
	Gleevec/Glivec	imatinib mesylate	Glioblastoma multiforme
	Gleevec/Glivec	imatinib mesylate	Solid tumors
	Zometa	zoledronic acid	Treatment of bone metastases
	PTK787(4)	vatalanib	Colorectal cancer, solid tumors
	EPO906	patupilone	Solid tumors
	AMN107	nilotinib	Chronic myeloid leukemia (CML)
	PKC412	midostaurin	Acute myeloid leukemia (AML)
	SOM230	pasireotide	Acromegaly, GEP(5), neuroendocrine tumors, Cushing's Disease
	LBQ707	gimatecan	Solid tumors
	RAD001	everolimus	Solid tumors

Neuroscience	Exelon	rivastigmine tartrate	Dementia related to Parkinson's disease
	Exelon TDS	rivastigmine	Dementia
	Comtan	entacapone	Parkinson's disease
	LIC477	licarbazepine	Bipolar disorder
	FTY720	fingolimod	Multiple sclerosis
	SAB378	—	Chronic pain
	XBD173	—	Generalized anxiety disorder

Respiratory & Dermatology	Foradil	formoterol	Asthma
	Lamisil	terbinafine	Fungal infection of the scalp in children
	QAB149	indacaterol	Asthma/COPD(6)
	NVA237	glycopyrronium bromide	COPD(6)

Infectious Diseases, Transplantation & Immunology (IDTI)	Certican	everolimus	Prevention of organ rejection
	LDT600	telbivudine	Hepatitis B
	LDC300	valtorcitabine	Hepatitis B
	NMC283(7)	valopacitabine	Hepatitis C
	RSV604	—	Respiratory syncytial virus

Ophthalmics	Visudyne	verteporfin	AMD(8) (predominantly occult)
	Sandostatin LAR	octreotide acetate	Diabetic retinopathy
	Lucentis(9)	ranibizumab	AMD(8)
	OPC759	rebamipide	Dry eye
	Elidel	pimecrolimus	Dry eye
	PTK787	vatalanib	AMD(8)

Arthritis, Bone, Gastrointestinal, Urology (ABGU)	Aclasta(10)	zoledronic acid	Paget's disease of the bone
	Aclasta(10)	zoledronic acid	Osteoporosis
	Aclasta(10)	zoledronic acid	Rheumatoid arthritis
	Zelnorm/Zelmac	tegaserod	Irritable bowel syndrome with constipation
	Zelnorm/Zelmac	tegaserod	Dyspepsia
	Prexige	lumiracoxib	Osteoarthritis, acute pain, primary dysmenorrhea
	SMC021	calcitonin	Osteoporosis
	AAE581	balicatib	Osteoporosis

(1)
NAVIGATOR trial examining combination therapy of Diovan and Starlix.

(2)
Trade name pending regulatory approval.

(3)
Philadelphia-chromosome-positive Acute Lymphoblastic Leukemia.

(4)
Co-development with Schering AG, registration strategy under review.

(5)
Gastroenteropancreatic.

(6)
Chronic obstructive pulmonary disease.

(7)
Idenix compound; Novartis has exclusive option to license.

(8)
Age-related macular degeneration.

(9)
Submitted in US by Genentech; Novartis has rights outside North America.

(10)
Zoledronic acid (5mg) is marketed under the trade name Aclasta in Europe and is awaiting US approval of the name.

(11)
Novartis plans to appeal opinion from European Medicines Agency (EMEA) committee recommending against European approval of Zelmac.

Mechanism of action	Formulation	Planned filing dates	Phase I	Phase II	Phase III	Filed

ACE inhibitor and calcium channel blocker	Oral	Submitted US
Angiotensin-II receptor antagonist (ARB) and insulin secretagogue	Oral	2008
ACE inhibitor and calcium channel blocker	Oral	>2008
Dipeptidyl peptidase-4 (DPP-4) inhibitor	Oral	2006
Renin inhibitor	Oral	2006
Angiotensin-II receptor antagonist (ARB) and calcium channel blocker	Oral	2006
PPAR alpha & gamma dual agonist	Oral	>2008
Iron chelator	Oral	Submitted EU (approved US)
Aromatase inhibitor	Oral	Submitted EU & Japan (approved US)
Signal transduction inhibitor	Oral	Submitted US, EU
Signal transduction inhibitor	Oral	2008
Signal transduction inhibitor	Oral	tbd
Bisphosphonate	Intravenous	Submitted Japan
Angiogenesis inhibitor	Oral	2007
Microtubule depolymerization inhibitor	Oral	2008
Signal transduction inhibitor	Oral	2007
Signal transduction inhibitor	Oral	tbd
Somatostatin (sst)1/2/3/5 binder and hormone inhibitor	Intramuscular injection, subcutaneous injection	2008
Topoisomerase-I inhibitor	Oral	>2008
Growth-factor-induced cell proliferation inhibitor	Oral	2008
Cholinesterase inhibitor	Oral	Submitted US, EU
Cholinesterase inhibitor	Transdermal Patch	2006
Catechol-O-methyltransferase inhibitor	Oral	Submitted Japan
Voltage-sensitive sodium channel blocker	Oral	2007
Sphingosine-1-phosphate receptor agonist	Oral	>2008
Cannabinoid-1 receptor agonist	Oral	>2008
Mitochondrial benzodiazepine receptor agonist	Oral	>2008
Long-acting beta-2 agonist	Dry powder for inhalation	Submitted US, EU
Fungal squalene epoxidase inhibitor	Oral	2006
Once-daily beta-2 agonist	Inhalation	2008
Long acting antimuscarinic	Inhalation	>2008
Growth-factor-induced cell proliferation inhibitor	Oral	Submitted US (approved EU)
Viral polymerase inhibitor	Oral	Submitted US
Viral polymerase inhibitor	Oral	>2008
Viral polymerase inhibitor	Oral	>2008
Inhibition of viral replication	Oral	>2008
Photosensitizer for photo dynamic therapy	Intravenous	tbd
Growth hormone + IGF-1 inhibitor	Intramuscular	2006
VEGF blocker	Intra-vitreal	2006 (EU)
Mucin secretagogue	Eye drops	2008
T-cell and mast cell inhibitor	Eye drops	>2008
Angiogenesis inhibitor	Oral	tbd
Bisphosphonate: osteoclast inhibitor	Intravenous	Submitted US (approved EU)
Bisphosphonate: osteoclast inhibitor	Intravenous	2007
Bisphosphonate: osteoclast inhibitor	Intravenous	tbd
5HT4-receptor agonist	Oral	Submitted EU11 (approved US)
5HT4-receptor agonist	Oral	2007
Cyclo-oxygenase-2 inhibitor	Oral	2006 (EU), 2007 (US)
Regulator of calcium homeostasis	Oral	2008
Cathepsin K inhibitor	Oral	>2008

SANDOZ

Sandoz is a world leader in generics through acquisitions of Hexal and Eon Labs. Ranked No. 2 worldwide based on net sales with global operations and leading positions in key markets.

Net sales surge 54% in 2005 to USD 4.7 billion, bolstered by USD 1.4 billion contribution from Hexal and Eon Labs.

Operating income advances 30% to USD 342 million, benefiting from a strong underlying business performance. Hexal and Eon Labs are performing well and exceeding expectations, leading to a net operating income contribution of USD 7 million.

Rich pipeline in the US and Europe with more than 70 new product submissions in 2005, many of which are for difficult-to-make generics. Sandoz is currently working on more than 600 projects, covering many of the major generic opportunities in the next few years.

Novartis is committed to achieving the annual synergies target of USD 200 million expected within three years of closing. Both acquisitions are expected to be accretive to Group net income no later than the second half of 2006.

CONSUMER HEALTH

Driving growth through focus on strategic brands and the needs of customers and consumers.

Net sales climb 8% (+8% lc) to USD 7.3 billion, driven by strong performance in OTC, in part from the acquisition of the North American OTC business of Bristol-Myers Squibb in 2005. Operating income rises 5% to USD 1.1 billion, based on investments in strategic brands and acquisition-related costs.

OTC, ranked the "Best European OTC Company of the Year" for the second consecutive year, expands US presence through BMS acquisition in US, including well-known Excedrin® to enter the analgesics market.

Animal Health benefiting from the strong performance of companion animal brands as well as the rejuvenation of established brands for farm animals.

Strong sales growth in Medical Nutrition outpacing the market in all regions, especially Asia and Latin America.

Gerber, the leading baby nutrition company in the Americas, driving growth with launch of innovative toddler products in the US.

CIBA Vision continues successful global launch of O2OPTIX contact lens.

TRANSLATIONAL MEDICINE AT NIBR: THE BRIDGE FROM BASIC SCIENCE TO NEW DRUGS

Professor Mark Fishman, M.D., moves easily between two worlds—the laboratory bench, as a researcher specializing in developmental genetics, and the bedside of patients, as a practicing cardiologist and former Chief of Cardiology at Massachusetts General Hospital.

As President of the Novartis Institutes for Biomedical Research (NIBR) since 2002, Dr. Fishman has fostered the perspective of a physician-scientist in the company's labs around the world. "The whole drug discovery process at Novartis today is permeated with medical thinking—our focus is the individual patient with true unmet medical need," he says.

To sharpen that patient focus, NIBR and colleagues from Development have established a Translational Medicine team—experienced physician-scientists recruited from academia as well as industry. Each member of the Translational Medicine group represents one of NIBR's disease areas—and helps to bridge the gap between basic science and clinical medicine in that field, with the goal of delivering more new medicines.

The increasing emphasis on translational medicine underscores a broader trend at Novartis, where the traditional segregation of research and development is giving way to integrated "exploratory research," spanning from the most fundamental biological knowledge, to early clinical trials. The push for integration has led to a new immersion in patient-centric concerns for research scientists. "Today at NIBR the exploratory phase of research doesn't end when a compound enters development—we have to show that it actually works in some patients," says Trevor Mundel, M.D., Head of Exploratory Clinical Development.

It seems to be paying off. Graeme Bilbe, head of NIBR's Neuroscience Disease Area, says there is intense interaction between research, development and translational medicine staff today. "Physicians working in early clinical development get involved in a project much sooner than they used to. And we talk with them all the time to take advantage of their knowledge of disease and clinical practice," Dr. Bilbe adds.

The focal point of this interaction is the "proof-of-concept" clinical trial. The hallowed, sequential model of drug development is being reshuffled, moving toxicology and other tests of a new compound earlier in the process. This sets the stage for studies in a small number of patients.

"It forces our scientists to work in a new way," Dr. Fishman says. "From the very beginning, as they do fundamental biology, scientists must think carefully about which patients most likely will benefit from the new medicine, and how we can establish, expeditiously, whether the medicine is safe and effective."

CLEAR READOUTS

As a consequence, uncommon but well-defined diseases may be used to provide the first clear, preliminary readouts on new Novartis drugs. This is in distinction to the past, when evaluation of efficacy often began with trials in the more heterogeneous patient population that ultimately might use the medicine.

"We believe that studies in well-defined diseases expedite the transition of a new medicine to and through early clinical trials," Dr. Fishman says. "We examine a new medicine in the right patients quickly and nimbly, and decide whether the drug works and is likely to be safe. Then, once we thoroughly understand the mechanism, we can extend testing of the drug to more complex diseases, with broader populations, where the results of proof-of-concept studies often are less clear because only a subset of patients are likely to respond well."

There are initial signs that the new research paradigm is accelerating discovery of new medicines and their advancement to early clinical trials. In addition, there is the salutary possibility that these proof-of-concept studies might expedite treatment of some rarer and neglected diseases.

In an article last year in the journal Nature, Fishman and NIBR colleague Jeffery Porter wrote: "Historically, pharmaceutical companies have not concentrated on these [rare genetic] diseases. Yet the development of therapies for such patients would not only serve a medical need—but often could be readily extrapolated to a wide population." The rationale is that such trials help to pinpoint which subsets of the broader, more heterogeneous population might benefit.

PLOTTING PATHWAYS

Fine-tuning NIBR's research model extends back to the earliest stage of drug discovery—target identification—where scientists increasingly look to fundamental signaling pathways for openings to disrupt disease. In their Nature article, Dr. Fishman and Dr. Porter described how a few dozen of these signaling pathways, conserved throughout most of the animal kingdom, control many of the basic cellular functions of life.

These pathways propagate signals that activate genes and thus affect a cell's behavior, such as its ability to grow or to differentiate. "Perturbation of the essential processes driven by these pathways is the cause of many diseases such as diabetes and heart disease," Drs. Fishman and Porter added.

To be sure, most pathways are interconnected, and a vast amount of biological research remains to be done before all nodes are unraveled and identified—and the roles of the pathways in complex diseases fully understood. However, novel insights into pathway biology have already contributed to several discovery programs under way at Novartis.

One of NIBR's most exciting proof-of-concept studies in 2005 involved ACZ885, a monoclonal antibody targeting interleukin-1 beta (IL-1 beta). IL-1 beta is a cytokine, a key weapon in the body's immune system defenses. Excessive production of IL-1 beta is believed to play a major role in diseases ranging from rheumatoid arthritis and asthma to chronic obstructive pulmonary disease (COPD)—as well as certain rare genetic disorders.

ACZ885 binds IL-1 beta circulating in the blood, neutralizing its action and shutting down further production of the cytokine, thereby alleviating inflammatory symptoms.

"IL-1 is part of the body's immediate immune response against infection—with a broad range of biological effects," says Hermann Gram, Preclinical Research leader for ACZ885 and a senior NIBR investigator in rheumatoid arthritis research in Basel, Switzerland. "Whenever something disturbs the [immune] system, then this IL-1 response kicks in and since it's so potent, with such diverse effects on gene expression, it has to be controlled by the body very well," Dr. Gram adds.

There are two versions of the IL-1 protein—called alpha and beta, respectively. Each is produced and cleared so rapidly from the body that the proteins are exceptionally difficult to locate and measure. While IL-1 alpha and the IL-1 receptor were targets already under investigation by pharmaceutical companies, Novartis scientists bucked conventional wisdom by choosing IL-1 beta as their primary target for discovery of new drugs to treat inflammatory diseases.

MUCKLE-WELLS SYNDROME

At the time ACZ885 entered development, Novartis planned to look at asthma and COPD, and then go into rheumatoid arthritis. "But we didn't have any idea of which subsets of patients to target in those diseases," Dr. Mundel says. "We just started small studies and hoped for the best."

However, Tim Wright, M.D., Head of Translational Medicine for NIBR's Immunology group, proposed another indication unfamiliar to most of his colleagues.

Muckle-Wells syndrome is a rare, inherited disease caused by mutations in a gene, leading to elevated levels of IL-1. Symptoms of the disorder range from itching skin rashes and daily fevers to conjunctivitis and swollen joints. But because Muckle-Wells is so well-defined, and driven by a single defect, it seemed ideal for a proof-of-concept study with ACZ885.

Yet only a few hundred people worldwide are believed to suffer from MuckleWells syndrome, so recruiting patients was a major challenge. Dr. Wright and Vienna-based NIBR colleague Thomas Jung, M.D., managed to track down a European physician eager to try the new medicine.

INSTANT RESPONSE

For almost two decades, Professor Philip Hawkins at London's Royal Free and University College Medical School has labored in the field of amyloidosis, a disorder where waxy protein fibers become lodged in the liver, kidneys and other organs. Amyloidosis is a potentially fatal complication of Muckle-Wells syndrome, and Professor Hawkins eventually became a world authority on both disorders.

His lab was a leader in the race to track down the gene which in its mutated, defective form causes Muckle-Wells. After reading publications by Professor Hawkins, NIBR researchers approached him about a possible collaboration. He agreed, and the proof-of-concept study for ACZ885 began in early 2005.

"We gave the anti-IL-1 beta antibody to four patients, all of whom responded instantly to the first injection," Professor Hawkins says."And their median duration of response was something like six months.

It's an amazing thing for these people, who had been sick virtually every day of their lives."

At the same time, the proof-of-concept study answered key scientific questions, including which target was most important in Muckle-Wells syndrome. "The partnership with Novartis has worked very well—I think other companies can learn something from this," Professor Hawkins says.

There still is much to be done to prove convincingly that ACZ885 is safe and effective in a larger population of patients. Additionally, it is a challenge to extrapolate from the population of patients with this rare syndrome to more common inflammatory disorders.

For all the success of ACZ885 in Muckle-Wells, Dr. Mundel insists that NIBR won't become doctrinaire "and demand that every single program run according to this model. There probably won't be a well-defined human genetic disease to use as a clinical assay for every one of our molecular targets," he adds. "On the other hand, every time we've looked, we've actually found a rare disease that nobody seems to have known about."

CARDIOVASCULAR/METABOLISM FRANCHISE: BREAKTHROUGH THERAPIES TARGET UNMET NEED

In 2006, the dynamic Cardiovascular and Metabolism Business Franchise at Novartis plans to submit regulatory applications for three important new therapies.

Building on the broad range of indications for our flagship antihypertensive Diovan, Novartis plans to seek regulatory approval in 2006 for Exforge, a fixed-dose combination of Diovan and amlodipine. An important evolution for the Diovan family, the new combination provides best-in-class blood pressure reduction through once-daily treatment with a single pill.

The other two filings expected from the Cardiovascular/Metabolism franchise concern pioneering compounds, with the potential to revolutionize treatment of hypertension and type 2 diabetes, respectively.

Rasilez (aliskiren) is a renin inhibitor for treatment of high blood pressure. Renin inhibitors are the first new antihypertensive class introduced in more than a decade. Rasilez offers patients strong, sustained, 24-hour blood pressure control, additional efficacy without interactions when used with other drugs, and placebo-like tolerability within the expected dose range.

Galvus (vildagliptin) is a potentially first-in-class oral agent to treat dysfunction of pancreatic islet cells, one of the key causes of type 2 diabetes. Galvus lowers blood glucose effectively—without weight gain and other side effects associated with many oral antidiabetic agents. Moreover, Galvus could potentially modify disease progression through its beneficial effect on insulin-producing islet cells, which gradually wear out as type 2 diabetes progresses.

"Both Rasilez and Galvus could become mega-blockbusters," says Thomas Ebeling, Head of the Novartis Pharmaceuticals Division. "Our objective is to make Rasilez the new gold standard in the treatment of hypertension and a cornerstone therapy which every patient should have on board." Galvus, Mr. Ebeling adds, "offers patients with type 2 diabetes sustained efficacy and good tolerability through an exciting mechanism of action that is already recognized by the scientific community."

The prevalence of hypertension and type 2 diabetes is increasing rapidly in both the developing and developed worlds. According to projections by the World Health Organization, cardiovascular disease will be the number one disease burden globally by 2020. Yet most patients with hypertension, type 2 diabetes or dyslipidemia aren't being treated optimally despite the availability of many therapies in the market today.

The use of combination therapies is becoming increasingly common, reflecting US national guidelines which state that a majority of patients with high blood pressure will require two or more antihypertensive drugs to achieve effective control.

"With the increasing prevalence of hypertension and diabetes, cardiovascular disease is the number one challenge that all of us face as physicians," says Professor Victor Dzau, M.D., the James B. Duke Professor of Medicine and Director of Molecular and Genomic Vascular Biology at Duke University.

More than a decade ago, Professor Dzau proposed the concept of the cardiovascular continuum, establishing the role of the renin-angiotensin-aldosterone system (RAAS) in progression of cardiovascular disease from hypertension, through endothelial dysfunction, vascular disease and heart attack, to heart failure and death.

Today there is a growing recognition that patients who have one form of cardiovascular disease, such as hypertension, have a likelihood of also suffering from dyslipidemia or type 2 diabetes. This increases the need for an industry leader like Novartis to offer a broad portfolio of safe and effective treatments for each disorder.

"More than 80% of cardiovascular patients have two or more of those conditions, and we believe that in the future physicians will have to look across multiple disease parameters and really start to assess, diagnose and treat global risk," says Kurt Graves, Chief Marketing Officer and Head of General Medicines for the Pharmaceuticals Division. "The majority of patients are not at goal and not compliant. Both innovative monotherapies and fixed combinations are needed to really make a big impact on the lives of people with cardiovascular and metabolic disease."

DIOVAN: POWERFUL EFFICACY

Diovan continues to grow dynamically from its position of global leadership among angiotensin-receptor blockers (ARBs). During 2005, worldwide net sales of Diovan climbed 19% to USD 3.7 billion, fueled by powerful efficacy as well as regulatory approvals for a growing number of indications.

The multiple indications for Diovan—unmatched by any other ARB—reflect an aggressive mega-trial program involving more than 50 000 patients across the cardiovascular continuum. FDA approval last year of Diovan to reduce the risk of cardiovascular death in post-myocardial infarction patients was based on the results of VALIANT, one of the biggest long-term studies ever conducted among people who have suffered heart attacks.

Approvals by nearly 80 countries for use of Diovan to treat people with heart failure are based on the positive findings of Val-HeFT, a study involving more than 5 000 patients.

One of the exciting findings from VALUE, an outcomes trial involving more than 15 000 patients, was the suggestion that Diovan may offer benefit in lowering the incidence of new-onset diabetes in patients at high cardiovascular risk. Further valuable data are expected from NAVIGATOR, the biggest outcomes trial yet conducted on the prevention of cardiovascular disease and type 2 diabetes in patients with impaired glucose tolerance.

Clinical trials testing Exforge involved more than 5 000 patients. Data disclosed by Novartis at a research and development update in London in late 2005 showed that more than 90% of patients treated with the combination had a positive response. Certain side effects, such as edema, were mitigated and compliance also improved, enhancing protection among patients receiving the fixed-dose combination compared to those given the individual components alone.

"Sadly, the evidence shows that patients don't take their medicine in the optimal way, particularly treatments for long-term conditions," says Mary Baker, MBE, President of the European Federation of Neurological Associations. "By putting two medicines together in a fixed-dose combination, you've got a chance of managing the whole condition in a better way."

Successful registration studies represent essential, initial steps, demonstrating the safety and efficacy required to earn regulatory approval. "But to really maximize the value of our exciting new medicines, we have to invest in outcomes studies that will demonstrate concrete clinical benefits for patients over the long term and help shape medical practice in the future," says Ameet Nathwani, M.D., Head of Clinical Development and Medical Affairs at the Cardiovascular and Metabolism Business Franchise.

"The mega-trial program helped build Diovan into a blockbuster," he adds. "We intend to apply our experience to realize the full potential of our new cardiometabolic medicines in similar outcomes studies."

RASILEZ: CORNERSTONE TREATMENT

Though renin, a key enzyme released by the kidney, was discovered more than a century ago, therapies to control its activity have long been sought. Rasilez is the first renin inhibitor to successfully complete the pivotal round of clinical testing required to qualify for regulatory approval.

Renin activates RAAS, a complex chemical system that regulates blood pressure in the body. Medicines blocking the RAAS—including ACE inhibitors and ARBs—have led to some of the biggest advances in treatment of hypertension. However, their modes of action also lead to compensatory rises in plasma renin activity (PRA), which elevates blood pressure and can limit the benefits of therapy.

Rasilez acts in a novel way by targeting the RAAS at its point of activation—renin. That mechanism optimizes RAAS suppression and reduces PRA, potentially leading to unique therapeutic benefits.

"The role that renin plays in end-organ damage has been debated for years," says Professor Morris Brown, Head of Clinical Pharmacology at the University of Cambridge (UK) and Addenbrooke's Hospital, and President of the British Hypertension Society. "By blocking renin production in tissues, a renin inhibitor may be able to attain the elusive goal of organ protection beyond blood pressure control."

In clinical trials involving more than 8 000 patients, Rasilez has demonstrated strong blood pressure efficacy as monotherapy and in combination with hydrochlorothiazide, a member of the diuretic class of antihypertensives. Rasilez showed consistent blood pressure lowering across all studies, indicating very effective RAAS blockade through renin inhibition. The new medicine also was well-tolerated, with adverse events comparable to placebo both as monotherapy and in combinations within the expected dose range.

Clinical studies with once-daily dosing also confirmed that Rasilez delivers sustained 24-hour blood pressure control. That's particularly important for patients because blood pressure drops during night sleep—but rises again in a substantial surge shortly before waking in the morning. "The time of these surges is when most ambulances and emergency rooms get busy with coronary events," says James Shannon, M.D., Head of Development at the Pharmaceuticals Division.

In studies, Rasilez maintained consistent blood pressure control through that morning surge. Blood pressure lowering at the end of the 24-hour treatment period was up to 98% of the effect at the beginning of the period. "It doesn't get any better than that," Dr. Shannon adds.

Another distinguishing characteristic of Rasilez is that blood pressure doesn't immediately return to normal whenever treatment is stopped or forgotten. In studies, blood pressure did not return to pre-treatment levels for up to four weeks after drug withdrawal, avoiding the rebound rises in blood pressure that are seen with some other antihypertensive medicines.

Novartis plans to file a regulatory application for Rasilez with the FDA early in 2006. In most countries in Europe, however, the submission will be filed during the fourth quarter, following completion of additional requirements from European Union health authorities.

Still, as Professor Brown and others suggest, the full promise of renin inhibition and Rasilez extends beyond blood pressure lowering—to the possibility that targeted renin inhibition will translate into improved end-organ protection. The organ protection hypothesis is scientifically based on the differing effects antihypertensives have on PRA levels.

ACE inhibitors, ARBs, diuretics and other classes of antihypertensive medicines raise levels of plasma renin activity at the same time that they lower blood pressure. The fact that elevated PRA contributes to high blood pressure hints at the self-induced limitations of these therapies. Treatment with Rasilez lowers both PRA and blood pressure. The potential long-term impact of decreasing PRA remains a key topic of interest, which Novartis will address in an ambitious mega-trial program.

In the first round of this program (2006-07), the benefits of reducing PRA with Rasilez will be assessed in patients with renal disease, type 2 diabetes, heart failure and those with previous heart attacks, using surrogate markers of target-organ protection. In parallel with these surrogate marker studies, Novartis will begin a series of outcome studies assessing the long-term benefits of renin inhibition in treatment of patients with a variety of cardiovascular diseases to reflect actual patients' health conditions. Those long-term studies are expected to deliver results between 2011 and 2013.

"There is a growing body of evidence suggesting that PRA is an independent risk factor in cardiovascular and renal disease," Mr. Graves says. "Rasilez is the first drug that can be used with any existing therapy to reduce PRA and optimize RAAS suppression, and we believe it will prove to be a better treatment for cardiovascular protection."

Rasilez has been tested with a variety of other medicines commonly used by patients with high blood pressure. Such combinations proved to be very safe and did not lead to any undesirable interaction effects. At the same time, combinations with other antihypertensives demonstrated the benefits of adding Rasilez. In addition to trials of the Rasilez/hydrochlorothiazide combination therapy, Novartis is exploring a combination of Rasilez with Diovan. Results from studies of Diovan/Rasilez are expected during the second half of 2006.

Professor Peter Sever of Imperial College in London says, "Because of a very favorable safety profile and unique and complementary mechanism of action, Rasilez is an ideal component for combination therapy. While it works very well alone, in combination it can make other agents better. Most patients I see now need combinations. And with more stringent treatment guidelines, we need new agents that control blood pressure differently. Rasilez is a great new treatment option."

GALVUS: EXCITING PROMISE

Galvus belongs to a new class of oral agents developed to treat pancreatic islet dysfunction (PID), one of the major causes of type 2 diabetes. Galvus offers more patients with type 2 diabetes the ability to achieve and maintain optimal blood glucose levels, with the potential to slow disease progression and ultimately prevent the onset of type 2 diabetes in new patients. Because of its novel mechanism of action, Galvus isn't associated with unwanted side effects such as weight gain or hypoglycemia (abnormally low levels of sugar in the blood). And clinical studies have shown that Galvus is suitable for all types of type 2 diabetes patients.

The World Health Organization has declared type 2 diabetes a worldwide epidemic of crisis proportions, with an estimated 170 million people afflicted, leading to more than 3 million deaths per year. Alarmingly, the WHO expects prevalence to double by 2025.

Underscoring the limitations of current therapies, only about one in five patients with type 2 diabetes is treated optimally today. Two of every three patients fail to reach their glucose goals, and the same proportion is no longer compliant with treatment 12 months after beginning therapy.

That rising disease burden is being driven by underlying predisposition to islet cell dysfunction—a flaw in human biology that leaves millions of people around the world particularly vulnerable to the effects of a sedentary lifestyle and modern diet—and ultimately to type 2 diabetes.

Normally, blood glucose is maintained at optimal levels by an exquisite balance between two hormones—insulin and glucagon. Both are secreted from specific cells in a region of the pancreas known as the pancreatic islet. Insulin is secreted by islet "beta cells"—glucagon by "alpha cells."

Insulin and glucagon work in tandem—but have opposite effects. Insulin removes sugar from the blood, through uptake by muscles and tissues where the glucose is stored. Glucagon, by contrast, releases sugar into the blood to feed the body's energy requirements. The net effect of the interplay between these two hormones is to maintain normal blood glucose levels in healthy individuals.

While back-up systems exist for the function of most regulatory systems in the body, insulin is alone in its ability to lower blood glucose. "Once beta cells start failing, a person is in trouble—there is nothing else that can compensate," says Dr. Nathwani.

Unfortunately, a large proportion of people have an underlying predisposition to islet cell dysfunction. Once an environmental factor like obesity triggers insulin resistance, the pancreas is forced to churn out more and more insulin to compensate.

"In about 30% of people with insulin resistance, the islet cells of the pancreas just can't keep up that pace. It simply gets progressively weaker—and both the function and the mass of beta cells steadily diminish," Dr. Nathwani adds.

Eventually, the fine balance between insulin and glucagon is disrupted. As insulin secretion dwindles, the usual check-and-balance on glucagon weakens. Alpha cells are unleashed to flood glucagon into the blood and drive up glucose levels, the hallmark of type 2 diabetes.

The novel mechanism of action of Galvus—targeting both insulin and glucagon secretion from the pancreatic islet cell—is different from any oral antidiabetic agent available today. "It's important to point out that the neglected alpha cell plays an equally critical role in both the evolution leading to diabetes and in its progression," Dr. Nathwani says.

Moreover, the novel mechanism enables Galvus to stimulate insulin production only when it's needed most—when blood glucose levels are high. And because Galvus responds selectively to fluctuations in glucose and glucagon levels, the drug isn't associated with unwanted side effects. Clinical studies have shown that Galvus is suitable for all groups of type 2 diabetes patients, as monotherapy or in combination with other treatments.

A comprehensive program of clinical trials involving more than 3 000 patients has documented that Galvus reduces glycosylated hemoglobin (HbA1c), a key marker of blood glucose, in a clinically meaningful manner both as monotherapy and in combination with other antidiabetic agents such as metformin. Control of HbA1c was maintained for more than a year in these studies.

Its mechanism of action makes Galvus an attractive candidate for use in combination with metformin, the current gold standard of therapy for type 2 diabetes. "By using Galvus in combination with agents that address insulin resistance, such as metformin, we will be able to tackle both causes of type 2 diabetes for the first time," says Professor Bo Ahren, M.D., Dean of the Faculty of Medicine at Lund University.

Mechanistic studies in an extensive testing program are exploring the potential of this mechanism of action. Significantly, data from animal studies suggest that through its beneficial effect on islet cells, Galvus may have an effect on disease progression and potentially also prevention. Data from mechanistic studies conducted to date have shown that Galvus increases mass of beta cells and at the same time reduces cell death.

"Galvus clearly has a strong safety, tolerability and dosing profile versus some of the other new treatments that are entering the type 2 diabetes category," says Mr. Graves. "We think we have a breakthrough therapy that can revolutionize the treatment of pancreatic islet cell dysfunction, and by doing that we'll get more patents to their target goals and modify the course of the disease long-term."

NOVARTIS ONCOLOGY: PUSHING FRONTIERS IN CANCER TREATMENT

As a global leader in oncology, Novartis continues to push the frontier in cancer treatment with a portfolio led by four rapidly growing medicines.

Two major brands—Glivec(1) and Zometa—already are blockbusters and a third, Femara, is also expected to exceed peak annual net sales of a billion dollars. A deep pipeline of compounds in development promises to improve and extend the lives of cancer patients through three therapeutic approaches: highly targeted treatments, advanced or improved cytotoxics, and supportive therapies.

In addition, both in-market and development compounds are being tested in an expanding program of combination therapies against major tumor types. "We believe that the competitive focus in the world of oncology is changing—from an old-fashioned model where companies built their base on single molecules with single mechanisms of action, to broadly diversified franchises covering multiple technology platforms," says David Epstein, Head, Business Unit Oncology at the Novartis Pharmaceuticals Division. "Putting proprietary combinations into the market will be key to further extending the lives of patients."

TARGETED THERAPIES: GLIVEC AND AMN107

Novartis pioneered the field of targeted therapies with Glivec, the breakthrough treatment for chronic myeloid leukemia (CML), gastrointestinal stromal tumors (GIST), and other types of rare tumors. The benefits of that discovery are still being extended to patients with other diseases driven by Glivec-sensitive targets. At the same time, Novartis scientists are developing AMN107, a new compound being studied for patients intolerant of Glivec or no longer effectively treated because of resistance.

Discovered by scientists at the Novartis Institutes for Biomedical Research, AMN107 was specifically designed to be a highly selective inhibitor of Bcr-Abl, the abnormal protein responsible for excessive production of white blood cells in CML. Building on expertise accumulated during the Glivec program, development of AMN107 has progressed rapidly. The new medicine was synthesized in August 2002 and entered Phase I clinical trials only 21 months later—less than half the pharmaceutical-industry average of 74 months from synthesis to start of Phase I studies.

In preclinical studies, AMN107 was shown to be active against wild-type, or non-mutant Bcr-Abl, as well as 32 of 33 Bcr-Abl mutations most frequently associated with varying degrees of resistance to Glivec. In a multi-center study, more than 90% of Glivec-resistant patients with chronic-phase CML achieved hematological responses. In the same study, hematological responses of over 70% have been seen after treatment with AMN107 in some groups with accelerated phase and blast crisis CML. Cytogenetic response rates were also impressive at 53% of chronic-phase patients.

The Phase I trial of AMN107 featured a novel, flexible design, extending the treatment of patients not yet responding at initial, low dose levels, compared to conventional clinical trials of anticancer medicines. This innovative design was particularly attractive for patients who had failed treatment with Glivec—and lacked adequate alternatives.

Normally, Phase I trials proceed by enrolling a few patients at a specific dose level, and evaluating safety of the compound at that dose. Then the initial cohort exits the study and a new group of patients begins treatment at an elevated, preset dose. Gradually, dosage reaches a level where physicians would expect to see clear clinical activity.

(1)
Marketed under the brand name Gleevec in the US.

Novartis and investigators conducting the AMN107 study agreed that even after treatment failure at starting doses, participants would be allowed to escalate to the next dose of AMN107 that had been shown to be safe—and continue treatment.

"Rapid dose escalation was important for patients with this kind of disease because it tends to progress rapidly," says Oliver Ottmann, M.D., Head of the Molecular Therapy Section at J.W. Goethe University in Frankfurt, Germany, and a principal investigator for the initial Phase I study of AMN107, as well as a Phase II trial currently in progress. Some patients enrolled in the Phase I study have benefited from treatment for more than 18 months and are continuing to receive AMN107, Dr. Ottmann adds.

The randomized Phase II study is currently under way at more than 60 centers in Asia, Europe, Canada and the US, testing the safety and efficacy of AMN107 in treatment of adult patients—at all three stages of CML—who are intolerant of Glivec, or failed to respond to therapy. The Phase II trial also is testing AMN107 in treatment of patients with Philadelphia-chromosome-positive acute lymphoblastic leukemia (ALL) and two other malignancies.

At the same time, a Phase I study of AMN107 is also under way in treatment of GIST patients who have developed resistance to Glivec.

It is also expected that in 2006, patients treated with AMN107 will be incorporated into an ongoing Phase III study comparing two doses of Glivec in treatment of newly diagnosed CML patients. "It's unusual for a company to sponsor a head-to-head study comparing two of its own drugs," says Alessandro Riva, M.D., Head of Oncology Development. "But at the end of this study, we'll have definitive data enabling physicians to provide the best treatment for CML patients."

ENCOURAGING DATA

Meanwhile, ongoing research continues to identify new diseases—and additional groups of patients—who can benefit from Glivec. In two new clinical trials, Novartis is testing a combination of Glivec with hydroxyurea in the treatment of newly diagnosed glioblastoma multiforme, as well as in patients who have failed to respond to previous therapy.

The Glivec/hydroxyurea combination was first tested in a small study by Gregor Dresemann, M.D., an oncologist at Franz-Hospital Duelmen, in Duelmen, Germany. Though Glivec previously had shown modest activity against glioblastoma as monotherapy, Dr. Dresemann found that the combination with hydroxyurea—a well-known anticancer agent—led to positive responses or stabilization of disease in more than half of the 30 patients he treated. The positive results were confirmed in a later study at Duke University Medical Center.

A Phase III trial of Glivec with hydroxyurea in glioblastoma patients who had failed previous treatment is under way in Germany, while a second Phase III study, testing the combination in newly diagnosed glioblastoma patients, began at Duke Medical Center this year. "Despite all the challenges of developing a brain cancer therapy, when you have this tantalizing data, how can you not try?" Mr. Epstein says. "We simply have to get the answer."

Separately, Novartis has submitted applications to regulatory authorities around the world, seeking approval for use of Glivec in the treatment of a cluster of rare conditions where the drug has shown exceptional efficacy—but hasn't completed the conventional marathon of clinical trials. (See page 55.)

ADVANCED CYTOTOXICS

For all the potential of targeted anticancer therapies, cytotoxic medicines will remain an important component of cancer care in the near- to medium-term, used either as monotherapy or in combination treatments. Cytotoxics work by attacking rapidly dividing cancer cells—but that efficacy traditionally has come at the cost of severe side effects.

Novartis has two promising cytotoxics in early- to mid-stage clinical trials that offer major advantages in both safety and efficacy. EPO906 belongs to the family of epothilones, a class of antibiotic compounds discovered in soil bacteria that work by inhibiting cell division.

Their mode of action is similar to a successful class of anticancer medicines known as taxanes. Interest in epothilones has been fueled by preclinical experiments showing potential efficacy against cell lines insensitive, or resistant, to treatment with taxanes.

In clinical studies, EPO906 has shown an acceptable safety profile as well as promising preliminary results in treatment of patients with ovarian cancer who previously had failed treatment including a taxane. A Phase III clinical trial is now under way testing EPO906 in treatment of ovarian cancer. Phase II trials in other tumor types are also being started.

Another promising cytotoxic compound is gimatecan, an oral topoisomerase inhibitor in development for treatment of solid tumors. Topoisomerases are an important class of enzymes that regulate processes underlying cell growth, replication and division. Current topoisomerase inhibitors are potent, but may cause severe diarrhea as a side effect. In initial studies with gimatecan, activity was shown in several different tumor types and diarrhea was infrequent.

EXJADE

Supportive therapies may improve patients' quality of life—as well as their ability to live longer. The latest addition to the Novartis Oncology portfolio is Exjade, an "iron chelator" used to remove excess iron that is a serious complication of regular blood transfusions.

In November, the US Food and Drug Administration approved Exjade—the first and only once-daily iron chelator—for the treatment of chronic iron overload due to blood transfusions, in adults and children aged two and older. Switzerland also has approved Exjade. Priority reviews are under way in Canada, Australia and New Zealand and additional regulatory submissions have been made around the world.

As many as 250 000 people worldwide are believed to receive frequent blood transfusions to treat anemias caused by cancers such as myelodysplastic syndrome, as well as thalassemia and sickle-cell disease. Of these, as many as 100 000 are likely iron overloaded. However many do not yet receive iron-chelation therapy, reflecting the burdensome and unwieldy administration of the previous gold standard treatment Desferal—also from Novartis.

While Desferal requires infusions via a portable pump for up to 12 hours a day, five to seven days per week, Exjade is a dispersible tablet administered once daily. The approval of Exjade is expected to greatly enhance the acceptance of iron chelation therapy, especially for children.

"Exjade will allow these patients to be chelated—reducing the chances that they will go on to have the complications of excess iron, which may include liver damage and cardiac death," Mr. Epstein says.

HEPATITIS; A VISION OF LEADERSHIP

Hepatitis B is one of the most common infectious diseases in the world and a growing global health problem.

The World Health Organization estimates that more than 350 million people are chronically infected with the hepatitis B virus (HBV). More than one million deaths result each year due to chronic hepatitis B.

Persistently elevated viral loads are associated with progression of hepatitis B—and increased risk of complications, such as liver cancer. As a result of these complications, hepatitis B is the second-leading known cause of cancer worldwide, after tobacco.

Novartis is focusing on unmet patient needs in developing treatments for hepatitis B—as well as for hepatitis C, another devastating liver disease—through formation of the new Infectious Diseases, Transplantation and Immunology Business Unit (IDTI).

"Our vision is to be a world leader in both hepatitis B and hepatitis C," says William Hinshaw, Head of Infectious Disease Marketing and Development at IDTI. "We are building a portfolio of innovative medicines, including oral therapies, with complementary mechanisms of action that potentially could be used in combination."

Novartis has advanced its pipeline rapidly by forging collaborations with a pair of dynamic biotechnology firms. Promising compounds against both hepatitis B and hepatitis C have reached advanced stages of clinical testing.

Late last year, a regulatory application was filed in the US for LDT600 (telbivudine), one of the most potent next-generation therapies that provides rapid and profound viral suppression with a favorable safety and convenient dosing profile. Additional regulatory filings for LDT600 in other major markets will follow in 2006.

RESTORING HOPE

To better understand the burdens of the disease on people infected with chronic HBV, the LDT600 brand team has conducted thousands of interviews with physicians and patients over the past three years.

According to patients, chronic hepatitis B affects virtually every aspect of their daily lives—and at the same time overshadows future plans like a dark cloud. "Life as I knew it was over—everything I was planning for and hoping for had gone," one female patient said, describing her initial reaction after being diagnosed with hepatitis B.

Another mother, infected with chronic HBV, admitted that for fear of spreading the infection, she no longer kisses her baby daughter in areas she could touch and put in her mouth—"only behind her neck or on her toes."

Such comments underscore a lack of basic knowledge about hepatitis B that is widespread among patients—but even more acute among the general public. Many countries, particularly in Asia, have begun mobilizing their health-care systems to increase understanding about the disease—and diminish discrimination that has deprived many people infected with HBV of access to higher education, or chances of a good job. Nevertheless, much remains to be done to fully dispel the traditional stigma associated with HBV infection.

"Hepatitis B is a social issue—not just a medical one," says Professor Jia Jidong, M.D., Director of the Liver Research Center at the Capital University of Medical Sciences in Beijing Friendship Hospital.

"Most people don't understand the route of transmission—through contaminated blood or from an infected mother to her infant," Professor Jia says. "We are trying to decrease the public's fear of infection by explaining that hepatitis B isn't transmitted by ordinary daily life—by sharing an office, a dormitory or even a computer."

Major progress has been achieved during the past decade, he adds, "and China clearly is moving in the right direction—but it will take time. We still lack an optimal therapy that would enable us to manage patients effectively, with a very good safety profile. We need more choice."

"POWERFUL AGENT"

Professor Jia was the principal investigator in China for GLOBE, the biggest international hepatitis B registration trial to date, which compared LDT600 with the current standard of care, lamivudine. "We found LDT600 to be both a very safe and very powerful agent," he says. "I think LDT600 could play an important role in the management of hepatitis B in clinical practice in the future."

Results from GLOBE, a Phase III study involving more than 1 300 patients from 20 countries, showed that patients treated for one year with LDT600 had a statistically superior response on all evaluable virologic markers to patients receiving lamivudine.

Patients treated with LDT600 achieved statistically superior viral suppression, which resulted in significantly more achieving clearance of detectable virus, compared to patients treated with lamivudine.

Viral suppression, a clinically meaningful reduction in the level of circulating virus, usually measured by blood levels of HBV DNA, reduces the risk of disease progression and is a primary goal in treatment of hepatitis B. The GLOBE trial also demonstrated that after one year of treatment, the highest rates of clinical-efficacy outcomes are associated with maximal reduction of HBV levels early in the course of therapy.

Patients receiving LDT600 showed significantly less viral resistance and less treatment failure, compared to patients receiving lamivudine at one year. In addition, the 52-week results from GLOBE support a favorable overall safety profile for LDT600. The low rate of adverse events was similar between patients treated with LDT600 and lamivudine.

The positive, one-year GLOBE results were the basis of the US regulatory filing last year and will be included in additional filings during 2006. GLOBE will continue for another year and the two-year results will evaluate the longer-term efficacy and safety of LDT600.

"STRONG CANDIDATE"

LDT600 belongs to the nucleoside-analogue category of antiviral medicines. Natural nucleosides serve as building blocks of human and viral DNA; analogues, or synthetic versions of nucleosides, target viral polymerase and work by crippling replication of HBV.

By contrast to other nucleoside analogues, LDT600 has a unique mechanism of action that targets a late stage of viral replication. And while studies so far have concentrated on LDT600 as monotherapy, some physicians believe the new medicine could become the cornerstone of safe and effective combination therapy.

"Combinations are the way to go in the future. But we don't yet know which drugs will have synergistic effects when used together—or the optimal timing or dosage of various treatments," says Professor Michael Manns, M.D., Chairman of the Center for Internal Medicine at Hanover Medical School (Hanover, Germany) and founder and chairman of the German National Competence Network in Viral Hepatitis (Hep-Net).

"The task ahead is to identify the optimal combination leading to long-term suppression of viral replication—ultimately maintained by patients' own immune systems once they are off drugs," Professor Manns adds. "LDT600 is a strong candidate for these future combination therapies because of its strong antiviral efficacy, good safety profile and limited and manageable resistance profile."

RESEARCH COMMITMENT

Dedicated research and development programs at Novartis are exploring novel, complementary mechanisms of action in both hepatitis B and hepatitis C. Internal research has been bolstered by strategic collaborations with Idenix Pharmaceuticals Inc., based in Cambridge, Massachusetts, and Anadys Pharmaceuticals Inc., based in San Diego, California The collaborations underscore the emergence of Novartis as a development and marketing partner of choice for biotechnology companies.

In 2003, Novartis acquired a majority holding in Idenix, along with a license to co-develop two hepatitis B drug candidates discovered by the US firm. In addition to LDT600, Idenix is developing a compound called LDC300 (valtorcitabine) in a fixed-dose combination with LDT600.

Novartis has an option to license and jointly develop other future Idenix drug candidates, including NMC283, a first-in-class oral agent for hepatitis C. NMC283 is undergoing Phase II trials and is expected to enter Phase III during 2006.

Separately, Novartis and Anadys announced an exclusive co-development agreement last year for ANA975, a compound in early development for the treatment of both hepatitis C and potentially for hepatitis B. ANA975 works through a novel mechanism of action that stimulates the antiviral defenses of the body's innate immune system. In a proof-of-concept study, the active ingredient in ANA975 significantly reduced concentrations of hepatitis C virus (HCV) in a majority of patients treated. ANA975 has completed multiple Phase I studies.

Novartis also holds the exclusive option to license rights from Anadys to ANA380, a compound being co-developed for chronic hepatitis B by Anadys and LG Life Sciences.

The most advanced internal candidate compound from Novartis is NIM811. A novel cyclophilin inhibitor, NIM811 began full-scale clinical development last year as a treatment for chronic hepatitis C.

HEPATITIS C

The World Health Organization estimates that currently 170 million people worldwide are chronically infected with hepatitis C virus. More than 3 million new infections occur each year. Chronic HCV infection generally progresses slowly over decades, inflaming the liver and causing progressive damage that can lead to cirrhosis, liver cancer, liver failure and death. Liver failure related to hepatitis C is the most common cause of liver transplants in the US.

In the US and Western Europe, many patients acquired chronic infections prior to 1992 by exposure to contaminated blood products during surgery or other medical procedures. The rate of new HCV infections has declined but the burden to healthcare systems will remain significant for decades. Complications from hepatitis C killed an estimated 8 000 Americans in 2004 and the figure is expected to triple by 2010.

The current standard of care is pegylated interferon combined with ribavirin, which is administered as a once-weekly treatment over a period of one year. Nevertheless, interferon therapy is far from ideal. More than half of patients with HCV genotype 1—the most common form accounting for almost 75% of chronic hepatitis C infections in the US, Europe and Japan—fail to respond to interferon therapy.

New-generation nucleoside analogues are targeting this area of unmet medical need in hepatitis C. NMC283—the once-daily, RNA-polymerase inhibitor in development by Idenix—has shown promising results in Phase II clinical trials in combination with pegylated interferon.

The flagship compound from Anadys—ANA975—stimulates activity of toll-like receptor 7 (TLR7), a complementary mechanism to direct inhibitors of viral replication, including the nucleoside analogues.

Toll-like receptors are a family of cellular proteins that patrol the cell, recognizing molecular patterns on foreign pathogens and triggering a protective response by the body's innate immune system. The immune system defenses unleash a cascade of the cell's own infection-fighting cytokines, including interferon alpha. By acting on the host cell rather than a viral target, a medicine that stimulates TLR7 might have a lower risk of viral mutations and drug resistance than is typically observed with nucleoside analogues.

"In HCV, we need innovative treatments and completely new drugs," Professor Manns says. "We can cure about 50% of genotype 1 patients—but at a high cost with high side effects. And we still can't do anything for the other half of people infected with genotype 1. It's an urgent unmet need."

QUICK DECISIONS: SANDOZ, HEXAL AND EON LABS

Andreas Rummelt knows that a clear sense of mission is the secret of building successful teams.

One of his favorite examples is a cleaning lady at America's space agency NASA who once told a reporter her job was to put the first man on the moon. Dr. Rummelt was delighted to find the same tenacious focus at German generics giant Hexal AG and its US-based affiliate Eon Labs Inc., which were acquired by Novartis in 2005.

"At Hexal, everybody understands that to be successful, a Hexal product has to be on the market on Day One following patent expiry of the originator medicine," Dr. Rummelt says. "And they live that."

The USD 8 billion purchase of Hexal and Eon Labs reinforces the position of Sandoz as a world leader in generics. The transaction also underscores the importance of generics to the strategic commitment of Novartis to provide patients and physicians the right treatment option, at the right time and the right price.

The primary focus of Novartis remains innovative, patent-protected medicines that address unmet medical need. Sandoz, in turn, provides quality generics as a competitive and affordable alternative once patent protection of the originator compound has expired. And Novartis also develops and markets OTC products that are convenient to buy without a doctor's prescription, and readily available to consumers at pharmacies and other stores.

"Our credibility in discussions with governments and other payers is enhanced by being in generics, as well as innovative medicines," says Daniel Vasella, M.D., Chairman and Chief Executive Officer of Novartis. "Innovative products and generics are interdependent. The role of innovative products is to make generics obsolete. But at the same time, knowing that generics are coming forces branded companies to invest in research and development, and rejuvenate their portfolios. In that sense, generics actually spur innovation."

The aging of populations, combined with rising affluence in emerging economies such as India and China, is increasing demand for drugs and other medical services. This is creating additional costs for governments and other payers. "As a result, penetration of generics will increase in markets around the world, and we see significant opportunities for the future," Dr. Vasella adds.

Indeed, industry analysts project 10% average annual net sales growth for generic products over the next five years, higher than projected growth for patent-protected pharmaceuticals during the same period. Novartis expects net sales at the Sandoz division to double to USD 10 billion by 2010, from pro forma net sales of USD 5 billion in 2004.

SWIFT INTEGRATION

The integration of Hexal and Eon Labs has progressed rapidly. The initial agreement was announced in mid-February—with regulatory reviews and the tender offer for outstanding shares in Eon Labs completed within five months. Sandoz now employs more than 20 000 people, and the international management team based at the former headquarters of Hexal in Holzkirchen, Germany, includes senior executives from all three predecessor companies.

Along with Dr. Rummelt, Hexal's co-founders Dr. Andreas Struengmann and Dr. Thomas Struengmann are members of the Sandoz Executive Committee. Dr. Andreas Struengmann heads regional operations in Europe and Africa while Dr. Thomas Struengmann heads operations in Germany, the Middle East and the Americas. Dr. Bernhard Hampl, former chief executive of Eon Labs, heads the US operations of Sandoz.

Borrowing best practice from the 1996 merger of Ciba-Geigy AG and Sandoz AG that created Novartis in its current form, Dr. Rummelt and his top management team adopted a "Best of All" principle in the selection of country heads. Along with the Struengmann brothers and Dr. Horst-Uwe Groh, Global Head of Human Resources, Dr. Rummelt visited major countries and met personally with all incumbents.

"We had no quota," Dr. Rummelt says. "We looked at the track record of each candidate, along with strategy and vision for managing the integration and competing under the specific conditions of the market. Then we made quick decisions, allowing the new country head to build a team from the combined pool of Hexal, Eon Labs and Sandoz associates."

Dr. Rummelt also took the opportunity to eliminate regional and sub-regional management layers in the former Sandoz organization. "We want to increase speed of decision-making. The only way to do that was to avoid having too many levels between top global management and the general manager of a country," he says.

The integration with Novartis has involved significant adjustments for managers and associates steeped in the freewheeling, entrepreneurial culture of a family-owned group like Hexal. The rigorous reporting systems required of a company quoted on the New York Stock Exchange and subject to stringent provisions of the Sarbanes-Oxley Act can seem daunting initially. So can the discipline and transparency required by the Novartis commitment to the United Nations Global Compact—and obligations to more than 170 000 shareholders, including many pension funds and institutional investors who depend on investments in Novartis to fulfill their own responsibility to hundreds of thousands of investors.

"It's a challenging communications job," Dr. Rummelt says. At the same time, there are benefits from being part of a bigger company, ranging from broader opportunities for career development and sharing of best practices, to financial resources required to maintain a position of global leadership amid consolidation and intensifying competitive pressures.

BROAD PORTFOLIO

Still, the real promise of the new Sandoz lies in the combination of two highly complementary businesses. Sandoz offers a solid foundation through its presence in more than 100 countries, and globalized development and technical operations functions. The combined portfolio includes more than 600 active ingredients in more than 5 000 dosage forms. And crucial for a generics company, a significant part of the production of commodity products, such as tablets and capsules, is based in low-cost countries, providing Sandoz a competitive position against its biggest rivals.

"Today, key accounts want to buy the full spectrum from a supplier, not just one or two products. But to survive in the commodity end of the business, where you have to be able to offer the broad portfolio key accounts want, you need to manufacture in low-cost countries," Dr. Rummelt says. Sandoz has a strong presence in India, with more than 1 000 employees and four production plants, including a new plant under construction. In addition, Sandoz buys significant volumes of chemical intermediates and other active ingredients from Indian suppliers.

"Another crucial part of our strategy is to increase the proportion of our portfolio in difficult-to-make generics, which not everybody can do," Dr. Rummelt says. "That's where Hexal and Eon Labs will make a huge difference."

Dr. Rummelt is emphasizing key values essential for success of the new organization: speed and flexibility, customer and quality focus, as well as trust and mutual respect. All are critical success factors in generics, reflecting shorter product cycles and more volatile product development timelines than innovative pharmaceuticals.

Competitive conditions in the generic industry can change from one day to the next—when an originator product loses patent protection, or as the result of a court decision. "We can't afford to debate our strategy for six weeks and go through three approval bodies, You basically have to decide on the spot what a new development means, and what to do," Dr. Rummelt says.

"Your plan has to be in place ahead of time and if something unexpected happens, Plan B ready in reserve."

The timing of such developments normally varies from market to market. "There is no global generic market yet. You need dedicated, focused teams in the countries, with deep understanding of their market," Dr. Rummelt adds. "It is essential that the countries are entrepreneurial nuclei with sufficient autonomy and a defined frame."

SPECIALTY GENERICS

National conditions—from legislation and distribution to acceptance of generics—differ significantly from country to country but Sandoz has uniformly strong market positions today. Besides its No. 1 position in Germany, where penetration of generic medicines is the highest in Europe, Sandoz ranks No. 2 in the US measured by annual net sales. Sandoz also ranks among the top three in most European markets, including France and Spain, where acceptance and penetration of generics are climbing rapidly.

The US generics market is better developed than Europe: 52% of all prescriptions by volume are dispensed as generic drugs. Nevertheless, competition is intense—as is pricing pressure for standard generic products. In a recent example, prices of generic glimepiride, for treatment of type 2 diabetes, dropped 95% within a few weeks of patent expiry on the innovator product Amaryl®. The lean Sandoz sales force in the US targets key national distribution accounts, reflecting the freedom pharmacy chains have to dispense the generic version of a drug, when available.

In Germany, however, Hexal maintains an effective and well-trained sales force that calls on physicians and pharmacists, promoting mostly Hexal's umbrella-branded products. Success factors for Hexal include constant renewal of the development pipeline—plus a large proportion of unique products that generate high profitability. Besides the Hexal brand, both the Sandoz and 1 A Pharma brands help to support the strong position the Sandoz division has established in Germany.

Hexal and Eon Labs have a stellar track record in product development. Sandoz expects to launch more than 80 new products in 2006 and 2007, and the pipeline has more than 250 generic medicines in various stages of testing. Even more important, a large proportion of those launches will be specialty generics such as injectable, inhaled or sustained-release formulations that are difficult to make and earn higher profit margins than commodity products.

CENTERS OF EXCELLENCE

One recent example is fentanyl, an analgesic compound delivered through a transdermal patch. It was the biggest-selling prescription medicine in Germany before the recent expiration of its patent. Hexal has been preparing the launch of its generic version for years, investing in patch technology and other specialized know-how. The preparations paid off as Hexal launched the first generic version of transdermal fentanyl, earning several months of exclusivity by being first to market.

Hexal's German plants will be included among the centers of excellence in the Sandoz production network. The Hexal plant in Holzkirchen specializes in transdermal patch technology while the Rudolstadt plant focuses on inhalation devices for respiratory medicines. The Dresden facility has a containment section for production of cytotoxic anticancer drugs. "In this difficult-to-make part of our business, cost isn't the decisive consideration and there's no need to move everything to India. We can afford to have the best specialists available to run development and production in higher-cost, highly productive countries," Dr. Rummelt says.

Eon Labs, in turn, has been first to market for more than half of its new drug applications in the US in recent years—a key reason that profit margins have exceeded 30% of net sales. "The Eon Labs portfolio is packed with sustained-release formulations that are extremely difficult to manufacture and have been successful in quickly gaining market share," Dr. Rummelt says.

Moreover, Eon Labs has looked beyond the handful of blockbuster drugs losing patent protection and developed cost-effective generic versions of mid-size products where it has met limited competition from generic rivals and grabbed a significant share of the market.

Sandoz, for its part, remains one of the world's biggest producers of generic antibiotics at its longtime site in Kundl, Austria. Another Sandoz unit—Sandoz Canada Inc.—is a leading producer of injectable formulations.

The combined prowess in difficult-to-produce generics, plus the pharmaceutical heritage from Novartis, leaves Sandoz in a strong position to pioneer the next frontier in generics—so-called follow-on proteins or generic versions of genetically engineered medicines. Omnitrope, a human growth hormone developed by Sandoz and produced by recombinant DNA technology, was approved by Australia two years ago and launched in 2005.

"With 60 years of experience in fermentation and downstream processing, as well as familiarity with clinical trials and registering new drugs, we're in a very strong position for future growth," Dr. Rummelt says.

"There are two things you need to achieve in this business: being first to market and last out of a market. Being first in requires an excellent development organization driven globally, with the brightest people in more than one place focusing on different technologies," he adds.

"But you can only be last out if you have a very cost-effective supply chain. It sounds simple but it's very difficult. We have a chance to succeed by bringing together the best elements of Sandoz, Hexal and Eon Labs."

SPECIAL DELIVERY: CONVENIENCE AND COMPLIANCE GO HAND IN HAND AT NOVARTIS CONSUMER HEALTH

When the first thin film breath fresheners reached the US market in 2001, researchers at Novartis Consumer Health were convinced the new technology could be adapted to deliver medicines as readily as mouthwash.

Convenience and compliance go hand in hand in self-medication. And it would be hard to beat the convenience of handy strips of starch-based film the size of postage stamps that melt on the tongue to deliver accurate doses of medication without mess or waste. For all the promise of the technology, however, the innovators had to surmount formidable technical hurdles.

They succeeded—and made Triaminic Thin Strips a model for the nimble product development driving growth at the Consumer Health Division. "This is a story about vision, speed, commitment and refusing to take no for an answer," says Larry Allgaier, Head of the Consumer Health Division's OTC Business Unit.

"Successful innovation builds momentum," he adds. "Our team was driven to make Novartis the first company to improve well-being of consumers by putting real medicines in Thin Strips."

One challenge in delivering a medicine with the Thin Strips formulation is that the film format has a relatively restricted dosage capacity. It's not possible to deliver an adequate dose of all classes of over-the-counter medicines. At the same time, active ingredients in many medicines have bitter, unpleasant flavors—so effective taste-masking is essential for success.

And though speed was critical to the Thin Strips project, the OTC Business Unit could not turn to one single supplier with the combined expertise required. A potential supplier needed to be familiar with standards of good manufacturing practice in the pharmaceutical industry.

Yet sufficient infrastructure to support an aggressive launch, acceptable costs and the sense of urgency necessary to win a fiercely competitive commercial race also were indispensable. "We literally went around the world but couldn't find anybody with everything it would take to get this done," Mr. Allgaier recalls.

Instead, the project team hand-picked its future supply chain—one link at a time. At a decisive meeting in the autumn of 2003, key suppliers were assembled around a table for the first time. "We knew it wouldn't happen unless we could get all the suppliers to act as a seamless unit," Mr. Allgaier says. "We needed their commitment—to communicate proactively and resolve issues quickly to stay on track for launch."

The ad-hoc group adhered to ambitious timelines, culminating with the market debut of Triaminic Thin Strips, a pediatric cough and cold product, in July 2004. The launch rejuvenated the Triaminic brand. Net sales during 2005 surged 35% from the previous year. The market share of Triaminic exceeded 20% last year for the first time since 1999, regaining share leadership from Tylenol®.

Theraflu Thin Strips, an adult cough product, was also launched during 2004. Last year, a new cherry-flavored Triaminic Thin Strips was introduced, complementing the original grape flavor. Continued product development is expected to result in launches of additional Thin Strips products from the OTC Business Unit in the future.

Thin Strips isn't the only example at Novartis Consumer Health of successful innovation focusing on novel delivery technologies. The Medical Nutrition Business Unit translated key insights from market research about consumer preferences in Japan to successfully launch Isocal Arginaid, a drink containing specific nutrients to promote wound healing, in a major new market.

And the Animal Health Business Unit transformed shape, texture and flavor of traditional pills to develop a potentially life-prolonging medicine more to the taste of finicky cats—and to the relief of their owners, desperate for a better way to make the medicine go down.

COMMON AND COSTLY HAZARD

Pressure ulcers are a common and costly health hazard for the growing number of elderly people living in nursing homes or other long-term care facilities. The main cause of pressure ulcers—or "bedsores"—is immobility. When a person isn't able to change position without help, the constant pressure on skin and muscle can close tiny blood vessels that nourish the skin and supply oxygen.

Nutrition is a recognized and important component of pressure ulcer prevention and treatment. According to guidelines from governmental and professional groups such as the (US) Agency for Health Care Policy and Research, and the European Pressure Ulcer Advisory Panel, poor nutrition is a major risk factor for development and progression of wounds, including pressure ulcers and diabetic foot ulcers.

Inadequate nutrition can make body tissue more susceptible to the effects of pressure, resulting in greater risk for wound development, and slow healing. Moreover, the aging process itself is associated with reduced appetite and overall intake, putting elderly long-term care residents at greater risk for malnutrition. Adequate medical nutrition therapy or dietary intake of calories, protein and fluids—along with key nutrients—is a cost-effective strategy to prevent and treat pressure ulcers, with the potential to significantly accelerate healing.

For years, Novartis Medical Nutrition has provided patients and physicians with RESOURCE Arginaid EXTRA drinks—an easy and convenient way to provide the specific nutrients that help wound healing. These nutrients range from zinc and vitamins C and E, to arginine, an amino acid that works at the cellular level to help promote wound healing.

Last year Novartis Medical Nutrition launched the product in Japan, under the Isocal Arginaid brand, as the first oral supplement specifically targeting wound care. The success of the launch reflected the consumer insights used by the Medical Nutrition Business Unit to adapt Isocal Arginaid to the Japanese diet and taste.

Compared to Western countries, the Japanese diet traditionally is lower in fat content, but higher in levels of protein, zinc and other micronutrients. "So we adapted the core components of Isocal Arginaid to the nutritional profile and habits of the Japanese consumer," says Michel Gardet, Head of the Medical Nutrition Business Unit.

Isocal Arginaid was launched in raspberry and orange flavors already available in Western markets—but the taste is milder, in line with local preferences. Novartis Medical Nutrition also is preparing the launch of two additional flavors—green apple and grape—that are popular with seniors in Japan.

The flavors are designed to go with foods usually eaten for breakfast and the main meal of the day. And while Isocal Arginaid comes in a ready-to-serve brik package, the volume is reduced to 125 milliliters, or about half the size of the standard US brik pack.

Catering to local consumers seems to be paying off, especially in terms of compliance. In pilot studies in Japanese hospitals and geriatric institutions, almost 90% of participating patients finished the Isocal Arginaid drinks served with their meals.

THE CATNIP PILL

Fortekor, the daily treatment for chronic renal insufficiency in cats from Novartis Animal Health, is one of the first veterinary medicines to address the needs of both cats and their owners. Fortekor pills are oval in shape—an unconventional design that reflects two fundamental consumer insights.

Animals don't understand that a medicine is good for them. Cats compound the difficulty of drug treatment because as notoriously finicky eaters they may bite pills, rather than swallow them, and consequently lose part of the intended dose.

To ensure correct dosing, an owner often has to force the medicine down the animal's throat. Yet many pet owners simply won't force-feed medication for fear of damaging the trusting relationship they have established with their pet. In the case of Fortekor—indicated for a chronic disease and requiring daily administration—that challenge is magnified.

Novartis scientists hit upon a solution by using innovation—not force. Extensive tests of diverse tablet shapes showed that a soft, oval tablet is easier for cats to swallow—by being slimmer at its widest point than the diameter of a comparable round pill. In addition, Fortekor was transformed to sheer catnip by varying texture of the tablet and adding a flavor.

In home tests involving hundreds of owners and their pets, almost 90% of cats voluntarily took the oval, flavored Fortekor tablet—compared to only about 50% of cats given a conventional round pill.

The shape, texture and taste of animal medication is a relief for owners, ensuring correct and regular dosing to achieve the desired therapeutic effect, while strengthening the relationship with their pets. Buoyed by the success of the new Fortekor, Novartis Animal Health has developed and launched formulations of other medications applying the same principle.

CORPORATE CITIZENSHIP

Corporate Citizenship at Novartis begins with the success of our core business.

The more successful we are in discovering, developing, manufacturing and marketing new medicines, the greater the benefits we can offer to patients and health-care professionals, associates and shareholders, our neighbors around the world, and other key stakeholders.

Our uniquely broad portfolio of medicines provides patients, physicians and payers the right treatment at the right time and the right price. We offer innovative patentprotected medicines that address unmet medical need; cost-effective generics as an alternative once patent protection on an originator compound has expired; and non-prescription, self-medication, products that are convenient to buy. Such a diverse portfolio becomes increasingly important as aging populations and rising affluence increase demand for drugs and medical services.

Thanks to our good financial results, we also try to help where there is immediate need—with products, funds and other supportive measures, on a case-by-case basis. In 2005, Novartis was able to contribute USD 696 million and reach almost 6.5 million patients in need through access-to-medicine programs.

ACTIVE ENGAGEMENT

Novartis has a longstanding tradition of active engagement in society, reflected in our Policy on Corporate Citizenship.

We pledge to recognize the interests of stakeholders, and the public at large, in our social behavior, and the health, safety and environmental impacts of our business.

We seek to maintain an active dialogue with diverse stakeholder groups through community panels, focus groups and collaborations with patient advocacy organizations.

At the same time, we are building a reputation as an exciting place to work, where people can realize their professional ambitions. We strive for a motivating environment where creativity and effectiveness are encouraged, and where cutting-edge technologies are applied.

The clearest example of the interrelation between business strategy and Corporate Citizenship is our commitment to the United Nations Global Compact. The Global Compact asks companies to embrace, support and enact a set of core values in the areas of human rights, labor standards, the environment and efforts to combat corruption.

Last year, in an acknowledgement of the pioneering role of Novartis in the evolution of the Global Compact, UN Secretary-General Kofi Annan named Professor Klaus Leisinger, President of the Novartis Foundation for Sustainable Development, as a Special Advisor to the Global Compact. Professor Leisinger will act as a global ambassador for the Global Compact and advance issues critical to the initiative.

Another important acknowledgement of our commitment to the Global Compact came from DNWE, the German Business Ethics Network which awarded Novartis its Preis fuer Unternehmensethik, the Business Ethics Award, for 2006.

MEASURE PROGRESS AND IMPACT

To be recognized as an innovative and trustworthy company, Novartis fosters a culture where associates are expected to behave ethically and lawfully. Besides complying with laws and regulations that govern our operations in more than 140 countries around the world, Novartis associates uphold the ideals and values defined in our Code of Conduct and Corporate Citizenship Policy, and as related policies and guidelines.

Corporate Citizenship at Novartis is firmly anchored at the Board level. The Audit and Compliance Committee is responsible for auditing Corporate Citizenship implementation and compliance. The Group Executive Committee (ECN) is responsible for implementation and has established a Corporate Citizenship Steering Committee, which has overall responsibility for Corporate Citizenship Policy and guidelines.

The operating units within each of our Divisions establish appropriate structures and allocate sufficient resources to reasonably meet the expectations of our Corporate Citizenship Policy. Through management reviews, plus internal and external audits, we measure progress and verify compliance with the Policy, related guidelines and regulatory requirements.

Each year, we report our progress in addressing key challenges of Corporate Citizenship, as well as establishing targets for the coming year. Reporting on Corporate Citizenship activities includes regular surveys of employees and contacts with suppliers.

(For a summary of Corporate Citizenship-related results for 2005 and targets for 2006, see table pages 48-50.)

KEY PERFORMANCE INDICATORS

Indicator(1)	2005	2004	2003	2002	2001

Economic
Net sales in USD billions	32.2	28.2	24.9	20.9	18.8
Net income in USD billions (% of net sales)	6.1 (19)	5.6 (20)	4.9 (20)	4.7 (23)	3.8 (20)
Research&Development in USD billions (% of net sales)	4.8 (15)	4.1 (14)	3.7 (15)	2.8 (14)	2.5 (13)
Purchased goods and services(2) in USD billions (% of net sales)	15.7 (49)	13.0 (46)	11.0 (44)	9.1 (44)	8.6 (46)
Net value added (NVA) in USD billions (% of net sales)	15.7 (49)	14.9 (53)	13.7 (55)	12.5 (60)	11.0 (58)
—to associates in USD billions (% of NVA)	7.9 (51)	7.0 (47)	6.3 (45)	5.1 (41)	4.4 (40)
—retained for future growth in USD billions (% of NVA)	4.1 (26)	4.3 (29)	4.3 (31)	3.3 (26)	2.9 (27)
—to authorities in USD billions (% of NVA)	1.3 (8)	1.3 (9)	1.2 (9)	1.1 (9)	1.0 (9)
—to financial institutions in USD billions (% of NVA)	0.3 (2)	0.3 (2)	0.2 (2)	1.6 (13)	1.3 (12)
—to shareholders/dividends in USD billions (% of NVA)	2.1 (13)	2.0 (13)	1.7 (13)	1.4 (11)	1.3 (12)
Social
Number of associates (headcount)	90 924	81 392	78 541	72 877	71 116
Resignations, separations, hiring (% of associates)	8, 4, 16	7, 3, 15	—	—	10, 5, 19
Number of associates trained on Code of Conduct
(e-learning courses)(3)	33 000	—	—	—	—
Cases of misconduct reported	442 (4)	410 (5)	—	—	—
Cases of misconduct substantiated	142 (4)	204 (5)	—	—	—
Dismissals/resignations	78 (4)	107 (5)	—	—	—
Access to medicines(6): value in USD millions	696	570	371	255	—
Access to medicines(6): patients reached in millions	6.5	4.25	2.76	—	—
Number of suppliers informed (turnover more than USD 10 000)	39 000	30 000	—	—	—
Number of suppliers confirming key standards (self-declaration)	5 500	4 600	—	—	—
Number of suppliers audited (including labor standards)	55	5	—	—	—
Health, Safety, Environment(7)
Lost time accident rate [accidents per 200000 hours worked]	0.44	0.48	0.70	0.71	0.72
Resources
Water use [million m3]	90.5	86.4	93.0	90.3	89.8
Energy [million GJ]	16.9	16.3	16.0	15.7	15.0
Emissions
Emission CO2/GHG, Scope 1: Combustion and processes [1000 t]	444	447	476	473	457
Emission into Air: hal- and nonhalogenated VOCs [t]	1 346	1 317	1 676	1 741	1 869
Total Operational Waste [1000 t]	272	231	221	225	261

(1)
Data reporting through: Finance, Human Resources, Ethics Compliance, Procurement, HSE.

(2)
Element of indirect economic contributions.

(3)
Other mandatory courses (examples): Corporate Citizenship, Conflict of Interest, Competition Law, Insider Trading.

(4)
From April to December 2005.

(5)
From October 2003 to September 2004.

(6)
See table page 58.

(7)
Details see: www.novartis.com/hse.

HIGHLIGHTS OF IMPLEMENTATION: 2005

The commitment by Novartis to the UN Global Compact in 2000 led to a number of initiatives aimed at integrating the vision and core values of the Global Compact into day-to-day company operations. The Corporate Citizenship Steering Committee drove extensive internal consultations with senior Group executives—as well as outreach to influential external stakeholders—and identified key challenges likely to have a material impact on Corporate Citizenship Policy.

Many of those issues—ranging from Fair Working Conditions and Human Rights, to Bribery, Gifts and Entertainment and relations with Third-Party Suppliers have been addressed through guidelines to the Corporate Citizenship Policy. Implementation of the Third-Party guideline as well as so-called Living Wage standards accelerated during 2005.

During 2005 Novartis reviewed health, safety and environmental activities—and labor practices—of more than 30 000 Third-Party Suppliers with annual sales to Novartis exceeding USD 10 000. We will ask these suppliers to maintain comparable social and environmental values to our own. As a result of the initial review, pilot on-site audits were conducted with 55 Third-Party Suppliers last year. Similar on-site audits are planned for more than 400 other suppliers by 2010 to track compliance with Group guidelines on Third-Party Management.

The issue of fair marketing practices has been addressed by establishment of a set of principles governing promotional practices worldwide—and creation and enforcement of Marketing Codes by all Novartis Divisions.

In recent years, Novartis has intensified training programs for associates and further progess was achieved during 2005. Compliance e-learning at Novartis is available in 14 languages—setting a high standard among global companies.

Courses on the Code of Conduct, Corporate Citizenship and Conflict of Interest Policies are mandatory for associates worldwide. In addition associates in certain functions are required to complete additional courses in areas such as Competition Law and Insider Trading. Mandatory courses in the fields of Human Rights and Sales/Marketing will be introduced for certain functions this year.

During 2005, Novartis also moved to global implementation of a "Living Wage". The principle of paying fair wages that meet or exceed the amount needed to cover basic living needs was outlined in our Corporate Citizenship Guideline on Fair Working Conditions adopted by the ECN in 2002. Novartis is one of the first major international industrial companies to implement such a commitment. (For additional details, see page 61)

ANIMAL WELFARE

Last year, the ECN approved a global Animal Welfare Policy and named Professor Paul Herrling, Head of Corporate Research, as the company's Animal Welfare Officer (AWO).

The appointment of Professor Herrling consolidated efforts of several internal organizations that previously monitored animal welfare within the Group. Animal Welfare Officers have been appointed by each division to oversee implementation of Novartis guidelines within company laboratories—as well as by third-party partners to which Novartis outsources animal experiments.

Implementation of the animal welfare guidelines remains the responsibility of line managers worldwide, who will report on compliance to the AWO on an annual basis.

Novartis complies with all legislation on animal welfare and experimentation applicable to it. The Group's updated animal welfare policy—to be rolled out worldwide this year—establishes minimum standards for studies conducted by Novartis, or third-party partners, in countries where insufficient legislation is in place.

Discovery and development of new drugs involve animal testing for scientific and ethical reasons. Animal testing is also required by law to determine the safety and efficacy of new medicines before they can be tested in humans.

In line with our commitment to comply with currently applicable scientific, regulatory and ethical requirements, studies at Novartis are carried out by individuals who are trained and qualified in science, and the proper care, handling and use of animals. Generally, these persons also have experience with the specific species being studied. Novartis is committed to ordering and using only animals specifically bred for research purposes—by the company itself, or by certified breeders.

RESULTS OF CORPORATE CITIZENSHIP RELATED PROJECTS IN 2005 AND TARGETS FOR 2006

	Targets 2005	Results 2005	Targets 2006

UN Global Compact	Active participation in Global Compact initiatives on governance and human rights	Major progress in Access to Medicines, Third-Party Management and implementation of Living Wage	Publish case study about implementation of guideline on Third-Party Suppliers

Fair Marketing Practices	Complete implementation of marketing practices policy by Consumer Health; further training through e-learning module for field force; close training gaps	Promotional Practices Policies implemented by all Divisions. E-training modules established by Pharmaceuticals Division	Develop e-training modules at Sandoz and Consumer Health Divisions. Train more than 90% of all Group sales/marketing staff. Harmonize details of Divisions' Promotional Practices Policies at country level

Third-Party Management	Develop and implement a sustainable process for classification of third parties —and monitoring adherence to Novartis Corporate Citizenship guidelines; expand supplier-assurance visit program; develop improvement programs for noncompliant suppliers	Reviewed information on HSE activities and labor practices of 39 000 suppliers with annual sales to Novartis exceeding USD 10 000 each. About 500 of these suppliers selected for further on-site audits to be completed by 2010	Complete audit of 25% of suppliers selected for on-site audit of HSE activities and labor practices. Expand training. Establish improvement program for Third-Party Suppliers

Working Conditions	Close Living Wage gaps; increase gender diversity in management; develop indicators for training scope and intensity	Worldwide review identified 93 Novartis associates with compensation below Living Wage. No Group indicator for training scope/intensity developed	Increase salaries of 93 associates to level of Living Wage. Establish guidance for Third-Party Suppliers to apply Living Wage program to all contract employees working on Novartis sites. Establish Group Diversity initiative and external Diversity Advisory Council

Product Safety	Establish Product Stewardship Boards and processes to ensure systematic management	Product Stewardship Boards established for all Divisions, with regular reporting to senior management	Align Product Stewardship Boards with overall Group risk management process

Bioethics	Publication of position statements and expansion of stakeholder dialogue	Several updated position statements approved but publication delayed	Publish position statements on Novartis Internet

	Targets 2005	Results 2005	Targets 2006

Respect for Human Rights	Presentation at a UN Global Compact conference in Shanghai; Human Rights integrated into e-learning course	Novartis presentation held at UN Global Compact conference in Shanghai, China; Aspects of guideline on Human Rights integrated into Corporate Citizenship e-training module	Develop and implement e-training module devoted specifically to Human Rights guideline

Management Framework	Each operational unit to establish a leadership area, to strengthen integration of Corporate Citizenship and address key challenges	Some success in integrating Corporate Citizenship with core businesses (e.g. Gerber Start Healthy, Stay Healthy program; NIBR's focus on niche-disease portfolio)	Establish external Corporate Citizenship Advisory Council. Develop Key Performance Indicators for priority Corporate Citizenship targets. Develop Group Privacy Policy

Involvement of Employees	Corporate Citizenship and Code of Conduct integrated into orientation days for more than 90% of new associates. Survey of associates on Corporate Citizenship and Code of Conduct; support local managment in contacts with works councils/unions	Code of Conduct training part of onboarding program in 86% of Novartis units and Corporate Citizenship training part of onboarding program at 87% of all Novartis organizations. Survey of associates delayed to 2006	Conduct worldwide employee survey on Corporate Citizenship and Code of Conduct. Improve interactions between management and employee representatives in Europe

Code of Conduct	Finalize 10 language versions, including face-to-face meetings for non-email users; develop courses on conflict of interest and financial integrity; refresher programs to be started	Developed nine courses on elements of Code of Conduct; translated to as many as 14 languages. Face-to-face training material developed for three courses. Refresher program initiated in US	Develop eight new courses on additional elements of Code of Conduct

Stakeholder Engagement	Publication of our stakeholder approach; global forum fall 2005	Established "Health Equality Europe", a forum for health-care leaders representing patients and professional organizations, academia, and other stakeholders	Three meetings of Health Equality Europe. Expand programs with patient advocacy groups and other key stakeholders

Financial Community	Novartis among highest-rated companies by SRI (Socially Responsible Investment) analysts	Novartis once again included in Dow Jones Sustainability Indexes but excluded from FTSE4Good	Improve benchmarking and transparency of information to SRI investment community

	Targets 2005	Results 2005	Targets 2006

Government Relations/ Lobbying		Expenditure in 2005 unchanged at USD 23 million (mostly dues to Swiss, US industry groups). Lobbying expenditures disclosed for first time in the Novartis 2004 GRI report	Publish position papers on issues related to health care to increase transparency

Transparent Reporting	Publication of 2004 report in GRI format early 2005 on the internet; PwC recommendations: internal CC data reporting; country level coordination; incentives, training	Novartis GRI report available on Novartis.com/gri. Measures taken to address recommendations from PwC in Independent Assurance Report on Novartis Corporate Citizenship Reporting	Update reporting on Corporate Citizenship on Novartis.com/corporatecitizen

Access to Medicine	Establish supply chain for annual production of up to 60 million Coartem treatments; clinical trials of pediatric formulation; support field programs in Zambia	Scale-up of Coartem production capacity completed. Development of pediatric formulation of Coartem and field support to Zambia ongoing	Fully meet Coartem demand from WHO under public-private partnership

BENCHMARKING

In 2005, Novartis was widely recognized for its Corporate Citizenship program:

  •
  Fortune magazine named Novartis one of the World's Most Admired Companies

  •
  The Financial Times ranked Novartis among the World's Most Respected Companies

  •
  Barron's magazine named Novartis one of the World's Most Respected Companies.

Novartis also is recognized as a leader by the rapidly expanding Socially Responsible Investment (SRI) community. In 2005, Novartis was again selected as a component of the Dow Jones Sustainability Indexes (DJSI), which track the performance of companies in terms of corporate sustainability.

KEY CHALLENGES

Pharmaceutical innovation in coming decades must address emerging diseases and other unmet medical needs to deliver sustained improvements in life expectancy and quality of life comparable to those achieved in the 20th Century. Yet a flow of new medicines can't be taken for granted.

Daniel Vasella, M.D., Chairman and Chief Executive Officer of Novartis, emphasizes the dominant role played by pharmaceutical companies in conducting and funding research and development. "Often the public forgets or ignores the immense progress achieved by medical practice thanks to modern pharmacotherapy," Dr. Vasella says.

"Remember that overall, the pharmaceutical industry invests more than USD 50 billion a year in research and development, the single most important source of investment in health research."

During 2005, the Novartis Pharmaceuticals Division increased R&D investments by 18% to almost USD 4 billion, one of the highest figures in the global pharmaceutical industry relative to sales (19.6%)(1).

Still, there is considerable public hostility to the pharmaceutical industry today. Critical stakeholders and the media attack the industry on issues ranging from pricing and promotional practices, to limited access to medicine in developing countries and scant research devoted to "neglected" diseases such as tuberculosis and malaria. In addition, drug safety has moved into the spotlight following withdrawals of major medicines in recent years.

Pharmaceutical companies are subject to more stringent scrutiny by the public and regulators than many other industries.

Regulatory agencies may at any time reassess the safety and efficacy of our products based on new scientific knowledge or other factors. In addition to normal price competition in the marketplace, the prices of our Pharmaceuticals Division's products are subject to direct controls and other pressures imposed by governments and health care providers in most countries.

There are significant differences, however, between strategies of individual companies within that regulatory framework. Novartis, for example, is the only major pharmaceutical company holding positions of global leadership in both innovative, patent-protected medicines and generics.

(1)
Figure is percentage of Pharmaceuticals Division sales.

CLINICAL TRIAL REGISTRY

During 2005, Novartis and other pharmaceutical companies unveiled major initiatives to improve disclosure of results of clinical trials. The move came amid legal challenges in the US—and calls from editors of 11 major medical journals for creation of a public registry for clinical studies involving human patients.

That registry became reality last year under the leadership of Dr. Vasella in his capacity as President of the International Federation of Pharmaceutical Manufacturers Associations (IFPMA). Fulfilling a pledge to provide an industry blueprint to improve clinical trial transparency, IFPMA launched a clinical trials portal offering access to online information concerning more than 250 000 clinical trials worldwide.

In 2003, Novartis established its own web-based registry, providing retrospective data on results of global and local clinical studies. At the end of 2005, the Novartis Clinical Trial Results Database (CTRD) included more than 250 trials. Novartis also provides information on trials of medicines to treat serious and life-threatening diseases, through an electronic registry sponsored by the US National Institutes of Health.

"We believe that all trial results must be published—whether they are favorable or not," says James Shannon, M.D., Head of Development for the Novartis Pharmaceuticals Division. "We recognize that there are important public health benefits associated with making clinical trial information more widely available to healthcare practitioners and patients."

DRUG SAFETY

The withdrawal of the painkiller Vioxx® by the US company that discovered and marketed the drug—along with withdrawals of other medicines in recent years—has ignited a heated debate about drug safety. "There is no doubt that the news around Vioxx® has led to more conservative attitudes toward new therapies as well as existing medicines," Dr. Vasella says.

"In the first quarter of 2005 we saw an all-time peak in the number of 'black box warnings' from regulators," he adds. "We hope in the interests of physicians and patients that we can get back to normal—and focus on science and facts that have historically led to the discovery and development of important pharmaceutical products which have vastly improved the quality of life for each of us."

Novartis and other pharmaceutical companies are obliged to establish and maintain comprehensive, worldwide networks to monitor safety of their products. At Novartis the Clinical Safety and Epidemiology function—in collaboration with our local operating companies—is responsible for worldwide safety surveillance; the collection and reporting of safety data according to regulatory requirements of all Novartis investigational and marketed drugs; and for providing medical safety evaluations and epidemiological support for drug development activities.

Surveillance begins during initial stages of development of a new compound (or new formulation of an existing medicine) and is maintained throughout the lifetime of a product. The company's drug-safety policy applies to all active pharmaceuticals undergoing evaluation or development in any clinical trial in any country—including products sold by third-party licensees, or co-marketed by Novartis and third parties.

Each local country organization in the Novartis group is responsible for overseeing the safety of pharmaceuticals it sells locally, for complying with local regulatory and legal obligations, and for communicating appropriate safety information to the Clinical Safety and Epidemiology staff at our central sites for onward processing. More than 400 associates are part of the drug-safety organization worldwide.

In yet another initiative, the Novartis Pharmaceuticals Division created a Product Stewardship Board responsible for proactively identifying, assessing and managing any possible product-related risk. Generally, each marketed product is subject to a standard annual review by the Stewardship Board for the first five years following market authorization. Subsequent reviews take place every five years—in addition to any further unscheduled assessments deemed necessary. The process aims to ensure appropriate product information and communications to doctors, patients and authorities.

The Product Stewardship Board reports every quarter to the Pharmaceuticals Division Executive Committee. Both Sandoz and the Consumer Health Division have established similar product stewardship processes.

EVIDENCE-BASED DECISION

The voluntary withdrawal of Vioxx®—a medicine in the category of painkillers called COX-2 inhibitors—posed a strategic dilemma for Novartis which has a COX-2 inhibitor of its own, Prexige, in registration in a number of markets.

Vioxx® was withdrawn after studies allegedly demonstrated an increased risk for cardiovascular-related adverse events that some would argue outweighed benefits of use.

Prexige, however, has been approved by regulatory agencies in Brazil and the United Kingdom among other countries. Novartis has launched the medicine in Brazil and also plans to commence the mutual recognition procedure (MRP) for Prexige that could lead to approval in other European Union member countries.

Evidence-based medicine and unmet medical need were the pivotal factors in the decision by Novartis to launch Prexige despite the troubles facing competing products such as Vioxx®. "We have always believed that Prexige is a well-characterized product with a very positive risk-benefit profile," Dr. Shannon says.

"Novartis showed in the 18 000-patient TARGET study that Prexige has a better gastrointestinal safety profile—and no significant difference in cardiovascular safety—compared to nonsteroidal anti-inflammatory drugs (NSAID), the standard treatment before introduction of COX-2 inhibitors", Dr. Shannon adds. "We believe Prexige is an excellent alternative for the right patients—who are at risk for GI bleeds and who are free of any cardiovascular risks."

For additional information and to see key documents such as the Corporate Citizenship Policy, Code of Conduct and the Novartis Global Reporting Initiative Report, please visit:

www.novartis.com/gri
www.novartis.com/ungc

COMMITMENT TO PATIENTS

Novartis endorses the right to health. We believe that each sphere of society—patients, medical professionals, government and business—has a role to play in support of the right to health.

Our primary and most important contribution to society is to discover, develop, produce and distribute high quality health-care products, targeting unmet medical need. Our commitment to patients leads us to maintain one of the highest levels of research investment among top-tier pharmaceutical companies. Our drug development program has been one of the most productive in the global pharmaceutical industry in recent years.

Thanks to our good financial results, we also try to help where there is immediate need, with products, funds and other supportive measures, on a case-by-case basis. Last year, we were able to contribute USD 696 million and reach 6.5 million patients in need through access-to-medicine projects around the world.

The Novartis Institute for Tropical Diseases—based in Singapore—is bringing the ongoing revolution in biomedical science and technology to bear on diseases of the developing world, initially tuberculosis and dengue fever.

We provide medicines at cost, or sometimes free, to patients in the developing world afflicted by diseases such as leprosy, malaria and tuberculosis. We also offer discounts and support programs to patients in industrialized countries who lack medical insurance or other financial resources.

For more than 25 years, the Novartis Foundation for Sustainable Development (NFSD) has made significant contributions to the health of people in the developing world. The NFSD is developing patientcentered daily-observed-treatment systems (DOTS) for tuberculosis and also supports patient education programs against malaria.

MILESTONES 2005: LEPROSY

Late last year, NFSD reaffirmed its longstanding commitment to eliminate leprosy by extending an ongoing public-private partnership with the World Health Organization for an additional five years, through 2010.

Since 2000, Novartis has provided free treatment for all leprosy patients worldwide in a pioneering collaboration with the WHO. More than 4 million people with leprosy have been cured through the use of effective multi-drug therapy (MDT) supplied by Novartis.

By 2000, the prevalence of leprosy had been reduced to less than one case per 10 000 population worldwide. Efforts today focus on eliminating leprosy in nine countries where the disease remains a public health problem: Brazil, India and Nepal, as well as several African nations including Angola, Mozambique and Tanzania. During 2005, the number of new cases detected fell 21% from the previous year, indicating that the backlog of undetected cases is being reached and effectively treated.

"The leprosy drug donation program is an expression of our belief at Novartis that a special effort needs to be made against diseases of poverty," says Urs Baerlocher, Head of Legal and General Affairs of the Novartis Group and Member of the Group Executive Committee.

GLIVEC

Novartis continues to enhance access to its cancer therapy Glivec(1) through a global patient-access initiative. Over the last three years, the Glivec International Patient Assistance Program (GIPAP) has been expanded to 79 countries and in 2005 provided Glivec free of charge to more than 15 000 patients with chronic myeloid leukemia (CML) and gastrointestinal stromal tumor (GIST).

Novartis continues to find innovative solutions for access despite administrative and infrastructure barriers within many countries. By partnering with experienced physicians and local organizations, Novartis has been able to reach patients who would otherwise not have access to treatment for their life-threatening diseases.

The GIPAP program is based on a "patient-direct" model—ensuring delivery of Glivec to patients through a network of more than 780 registered physicians and more than 280 qualified treatment centers worldwide. The Max Foundation (TMF) and Axios International are the global partners that administer GIPAP.

In China, Novartis has partnered with the Chinese Charity Foundation (CCF) to establish a national GIPAP. More than 120 physicians, representing 78 qualified medical institutions in 27 provinces, have registered with the Chinese GIPAP, helping more than 1 000 patients in need receive treatment with Glivec at no cost.

In a separate development involving Glivec, Novartis submitted unconventional applications to regulatory authorities around the world during 2005 and early this year, seeking to expand access to Glivec beyond CML and GIST to include a cluster of rare conditions. In studies, Glivec had shown efficacy in treating these rare disorders but the limited number of patients with each disease precluded the large, randomized clinical trials usually required for regulatory approval.

To provide access to treatment for these patients, Novartis assembled data from published studies into regulatory applications. Regulatory agencies, including the US Food and Drug Administration, have agreed to consider the unusual application—but there's no guarantee of success.

"Our commitment has been to ensure that any patient who could benefit from Glivec also could get the medicine," says David Epstein, Head, Oncology Business Unit, at the Novartis Pharmaceuticals Division. "We did this first through patientassistance programs for patients with CML and GIST. Once we saw that the drug was effective in these other rare indications, we felt an obligation to explore and to push approval for them as well," he adds.

"We have a bond with these patients and we have to keep doing whatever we can for them, to the extent of our scientific capability."

CHANGING THE FACE OF MALARIA

During 2005, Novartis also stepped up its commitment to change the face of malaria. We expanded production capacity dramatically and doubled shipments of the pioneering antimalarial medicine Coartem which the company provides on a non-profit basis for public-sector use in developing countries where the disease is endemic.

More than 33 million Coartem treatment courses were produced last year and deliveries reached 9 million treatments, from 4.4 million in 2004. Since 2001, when Novartis created the partnership with the WHO to distribute Coartem at cost, more than 20 million treatments have been provided to patients in the developing world.

(1)
Marketed under the brand name Gleevec in the US.

In addition to Zambia, the initial country in Africa to adopt Coartem as first-line therapy against malaria, major deliveries were made last year to Angola, Ethiopia, Nigeria, Mozambique and Sudan.

To meet rising demand, Novartis and partners on three continents continued a scale-up of manufacturing capacity virtually unprecedented in commercial drug production for a new chemical entity. The scale-up will make it possible to keep pace with further increases in demand expected this year—to more than 100 million treatment courses of Coartem, according to the latest forecasts from the WHO.

This represents a 25-fold increase from 2004. Late last year, Novartis received an order from Uganda for more than 15 million Coartem treatment courses, the biggest order yet for the drug, or any artemisinin based combination therapy (ACT).

"This scale-up is the most rapid increase in capacity for any drug I know—and it is especially remarkable for a product provided on a not-for-profit basis," says Daniel Vasella, M.D., Chairman and Chief Executive Officer of Novartis. "Effective drugs are available now, but solving the problem of malaria is much more than just a question of drug availability. These countries are facing a lack of physicians and nurses, the lack of an efficient distribution system and of other preventive steps against unnecessary infection," Dr. Vasella adds.

"Governments, health ministries, international organizations and industry all have roles to play in addressing and resolving this challenge."

MOST EFFECTIVE TREATMENT

A publication last year in Britain's leading medical journal, The Lancet, suggested that Coartem is the most effective available treatment for malaria in children in areas of Africa where resistance to conventional antimalarial drugs is high. Coartem achieved a parasitological cure rate of 99%, significantly higher than the three comparator drugs, which achieved parasitological cure rates between 58% and 89%, respectively.

Developed and produced by Novartis and its Chinese partners, Coartem currently is the only fixed-dose ACT prequalified by the WHO for procurement by United Nations agencies.

Yet for much of last year, tight supplies of key raw materials prompted questions about the ability of Novartis and its partners to satisfy demand, as African countries turned to Coartem to replace their existing antimalarial medicines rendered increasingly ineffective by the emergence of drug-resistant strains of the malaria parasite.

As recently as 2002, annual production of Coartem was only 100 000 treatments and the original 2001 agreement between Novartis and the WHO had projected worldwide demand of slightly more than two million treatments by 2005.

The supply chain for Coartem and other ACTs is complex and time consuming. Artemisinin, the intermediate from which the active ingredient in all ACTs is derived, is a plant-extraction product, and crops of Artemisia annua must be planted one growing season ahead of harvesting and extraction for use in production.

Cultivation requires a minimum of seven months. Extraction, drug-substance production, tableting, packaging and shipping extend the production cycle to 14 months.

During 2005, Novartis broadened and diversified its supplier base for artemisinin and other key raw materials—transitioning from China's largely wild crop of Artemisia annua to more reliable commercial cultivation on plantations. A key step was an agreement between Novartis and East African Botanicals (EAB) that led to new planting of more than 1 000 hectares in Kenya, Tanzania and Uganda. The additional commercial cultivation boosted global agricultural production of Artemisia annua to roughly 10 000 hectares, a sufficient level to support projected future demand for ACTs.

Financing from Novartis enabled EAB to offer firm purchasing agreements to numerous local farmers, including many on small lots. At the same time, construction or expansion of extraction and purification facilities in Kenya and Uganda is creating hundreds of jobs, improving the local economy and upgrading safety standards.

JOINT PROJECT

Artemisinin has been used for centuries in traditional Chinese medicine to treat malaria. The Chinese researched and discovered the medicinal value of artemisinin and Chinese scientists played pivotal roles in research and development of both of the active ingredients in Coartem. The drug was co-developed by Novartis and Chinese partners who continue to supply active ingredients, though the final Coartem tablets are produced by Novartis in China and the US.

As part of last year's scale-up, both the Chinese firms that manufacture active ingredients—Kunming Pharmaceutical Corp. (KPC) which provides artemether and Zhejiang Medicine Co. (ZMC) which provides lumefantrine—completed major capacity-expansion programs and passed inspections by Australia's main medicines regulator certifying compliance with international good manufacturing practice (GMP).

Meanwhile, Novartis raced to install new production and packaging lines at a pharmaceutical plant in Suffern, New York. Production of Coartem at Suffern began in September and annual capacity exceeds 100 million treatments. In all, Novartis and partners invested almost USD 50 million during 2005 to expand production capacity for Coartem.

"This has really been a joint project and I can't give enough credit to the Chinese government and Chinese scientists," Dr. Vasella adds. "The partnership has been outstanding."

FUNDS FLOW

Along with the exceptional efforts on the supply side, parallel efforts by the WHO and the Global Fund to Fight AIDS, Tuberculosis and Malaria have been critical in expanding access to Coartem. The WHO provides technical guidance on malaria-control policy and helps countries make proper use of the new drugs when they arrive in the field.

Meanwhile, the Global Fund has become the world's largest financier of anti-malarial programs and has committed more than USD 200 million for the 2005-06 period, sufficient funding to cover projected Coartem demand through the end of 2006. Additional funds for malaria-control programs could become available this year through other international initiatives, such as the USD 1.2 billion US Presidential Malaria Initiative.

"While we provide Coartem at cost, our efforts would be in vain without the Global Fund's financial aid allowing governments of malaria-endemic countries to purchase the drug," Dr. Vasella says.

NOVARTIS ACCESS TO MEDICINE PROJECTS 2005

Project	Objective	Target region	Value (USD millions)		Patients reached
Malaria/WHO	Provide Coartem at cost for public-sector use	Africa, Asia, Latin America	36	(1)	5 600 000

Leprosy	Eliminate leprosy by providing free medications to all patients worldwide with WHO through 2010	Global	3	(2)	407 000	(3)

Tuberculosis	Donation of fixed-dose combinations(4)	Tanzania, Sri Lanka	3	(5)	20 000

Novartis Institute for Tropical Diseases (NITD)	Discover novel treatments and prevention methods for major tropical diseases; NITD discoveries to be available in poor endemic countries without profit	Developing countries	10		—

Novartis Foundation for Sustainable Development	Work at policy and field level to improve access to health care for the world's poorest people	Developing countries	7		58 000

Patient Assistance Programs (PAP); excl. Gleevec	Assistance to patients experiencing financial hardship, without third-party insurance coverage for their medicines	US	205		214 000

Gleevec US PAP	Within capability of Novartis, continue to ensure access for patients in the US who cannot afford the drug	US	85		4 840

Glivec Global PAP	Within capability of Novartis, continue to ensure access for patients outside the US who cannot afford the drug	Global (excluding US)	284	(6)	10 635

Together Rx(7)	Prescription savings program for elderly, low-income Medicare recipients without other insurance	US	49		175 000

Together Rx Access	This is a new discount program for the uninsured	US	0.3		10 000

Emergency Relief	Support major humanitarian organizations(8)	Global	14		—

		Total	696		6 500 000

(1)
Production: 33.6 million treatments. Shipments: 9.2 million treatments

(2)
Reduction reflects success of the program

(3)
In 2004

(4)
For 500 000 patients over five years through WHO

(5)
Shipments for 100 000 patients

(6)
Dosage increased, some additional stock

(7)
Ended because new Medicare drug benefit plan is now available

(8)
Emergency medical needs, relief programs

COMMITMENT TO PEOPLE

Professor Moise Azria has spent more than 30 years as a research and development scientist at Novartis

Among dozens of projects he's worked on over the years, three medicines ultimately reached the market, including Miacalcic nasal spray, used to treat bone disorders such as osteoporosis. After devoting several years to each successful project, Professor Azria moved on to new opportunities inside the company.

Today, however, that kind of lifelong loyalty is increasingly rare. Globalization has intensified competition for world-class researchers as well as executives in marketing and sales, technical operations and other functions.

Novartis remains an attractive destination for top global talent—reflecting the company's rapid growth and one of the pharmaceutical industry's richest new-drug pipelines. Yet retaining world-class talents once they are on board remains a major challenge.

"The best way to foster loyalty and commitment is to generate opportunities for professional advancement that match personal aspirations of employees," says Juergen Brokatzky-Geiger, Head of Human Resources of the Novartis Group and Member of the Group Executive Committee (ECN).

At Novartis, the primary instrument to manage professional and career advancement is the Organization and Talent Review (OTR), an annual, worldwide talent assessment that tracks performance and updates development plans for promising executives and associates. For top Group management, the reviews help gauge the depth of the talent pipeline—a critical dimension of succession planning.

The OTR program employs uniform global processes and methodology to identify talent in a vast cascade. It begins with discussions between managers and their direct reports at Novartis sites worldwide, and culminates in a final, Group-wide OTR review with Chairman and Chief Executive Officer Daniel Vasella. To identify the right talent to grow the business, the scope of OTR has expanded dramatically in recent years—from only a few dozen senior managers five years ago, to more than 15 000 Novartis associates who participate today.

In development discussions, managers and their direct reports assess strengths, weaknesses and development needs; pinpoint career aspirations; and propose concrete actions. At the next level, managers as a group review this information—increasing the visibility of talented candidates to senior executives and Human Resources staff. "We aim to build an exciting workplace where our people can realize their full potential," Dr. Brokatzky-Geiger says.

BLUEPRINT FOR CAREER ADVANCEMENT

In the blueprint for career advancement at Novartis, learning from experience goes hand in hand with systematic accumulation of skills to prepare managers for challenging future assignments.

Expansion of the OTR program has refined planning for upward career moves. Rotations between assignments in country organizations, regional organizations and Group headquarters in Switzerland have become more frequent across our broad and diverse worldwide talent pool. Mercedes Echauri began her career with Novartis in her native Spain as a regulatory-affairs specialist—but moved to Munich, Germany, in 2002 as Head of Business Development and Licensing for the Pharmaceutical Division's European Office. Last year, Ms. Echauri returned to Spain as Head of Partnering and Market Access for the new Emerging Growth Markets organization.

In recent years, Novartis has taken steps to insure that there is room at the top to reward loyalty and commitment. In 2005, Novartis achieved a Group objective of filling 70% of leadership positions with internal candidates for the first time. As recently as 2003, the proportion of internal promotions was 51% and in the year 2000 the figure was only 21%.

STAFF FLUCTUATIONS 2005

Employees per January 1, 2005	81 392	100%
Separations	-3 256	-4%
Retirements	-827	-1%
Resignations	-6 593	-8%
External hirings	13 148	16%
Acquisition changes	7 060	9%
Employees per December 31, 2005	90 924	112%

(Figures represent headcount)

As cross-functional teams become more common throughout the company, diverse backgrounds and experience are increasingly important for senior executives. Ann Bailey had worked in Consumer Health, Technical Operations and launched the Pharmaceutical Division's IQP (Innovation, Quality, Productivity) initiative before being named Head of Corporate Communications last year.

Maeve Devlin joined a predecessor company of Novartis in conjunction with construction of a new manufacturing plant in Ringaskiddy, Ireland. A decade later, she transferred to Switzerland—initially as head of multipurpose production, but since 2004 as Head of Chemical Operations Switzerland—a post carrying responsibility for four key production sites.

Despite the emphasis on internal succession, however, there is still ample opportunity at Novartis for external hires as well. Ludwig Hantson joined Novartis in 2001, as Head of Commercial Development at the Pharmaceuticals Division. Then, in a succession of positions outlined in OTR discussions, Mr. Hantson became head of the Neuroscience Business Franchise, then Head of Pharma at Novartis Canada, before assuming his current position, Head of Region Europe for the Pharmaceuticals Division, at the beginning of last year.

Amid the rapid increase in the number of participants in the OTR process, Group Human Resources has worked hard to improve execution of the annual reviews. During 2005, more than 600 Basel-based line managers participated in a special OTR training program led by Dr. Brokatzky-Geiger. The aim was to fine-tune collection and analysis of data, as well as to strengthen managers' sense of ownership of the talent development processes.

"We want people to understand this better," Dr. Brokatzky-Geiger says. "OTR isn't just a form you fill in and send to HR. The ability to build a talent pipeline is a key indicator in every manager's performance."

MENTORING PROGRAMS

Mentoring is an increasingly important instrument for professional and career development at Novartis, complementing a broad array of corporate learning programs run in collaboration with renowned institutions such as Harvard Business School, Stanford Business School and INSEAD.

For several years, mentoring programs led by ECN members and other top executives have been an essential part of grooming high-potential executives for new roles.

Mentoring also is an established feature of leadership development at key functions and Business Units at both the Pharmaceuticals and Consumer Health Divisions. At the Pharmaceutical Division's Development function, more than 100 high-potential associates took part in mentoring programs during 2005.

And the Technical Operations (TechOps) function broadened a four-year-old program by both expanding the number of participants, and introducing cross-functional mentoring. The TechOps program paired almost 200 high-potential associates with experienced mentors, including leadership teams at both Chemical Operations and Pharmaceutical Operations. Tech Ops also shifted several of its mentors to new cross-functional programs at the Pharmaceuticals Division's Development and Pharma Affairs functions.

At the Consumer Health Division mentoring has been a career springboard for female executives who head US operations for three of the Division's five Business Units. Karen Gough, US Head of CIBA Vision, Jan Coneely, US Head of Medical Nutrition, and Diane Jacobs, US Head of the Gerber Business Unit, participate actively as mentors today in programs targeting the next generation of leaders in their respective Business Units. Andrea Saia, a native of the US and alumna of the Consumer Health mentoring program, crossed the Atlantic last year as new Head of CIBA Vision's operations in Europe.

EMPLOYEES BY REGION AND DIVISION PER DECEMBER 31, 2005

	US	Canada and Latin America	Europe	Africa/Asia/ Australia	Total
Pharmaceuticals	12 886	4 752	22 690	8 980	49 308
Sandoz	1 398	1 853	13 429	3 386	20 066
Consumer Health	7 497	3 139	6 579	2 688	19 903
Corporate	610	40	861	136	1 647
Total	22 391	9 784	43 559	15 190	90 924

(Figures represent headcount)

A LIVING WAGE

Novartis established the standard of paying a Living Wage at operations worldwide as part of the Corporate Citizenship Guideline on Fair Working Conditions adopted by the ECN in 2002.

A Living Wage is not the same as a legal minimum wage, or per capita income in a country. As defined by Novartis, a Living Wage should be the minimum pay sufficient to enable employees and their families to meet their basic material needs.

This year Novartis will begin extending the Living Wage concept to third parties as well.

However, as one of the first major international industrial companies to implement such a commitment, Novartis was confronted with methodological challenges. Importantly, a Living Wage remains poorly defined and no international consensus about methods of calculation has been established so far.

As the first step in implementing the Living Wage standard, Novartis and Business for Social Responsibility (BSR), an international consulting firm, defined the components of a basket of goods and services representing the subsistence level for the family of an average worker. The basket includes reasonable housing, health care, clothing, nutrition and education for dependent children. A Living Wage also includes target bonus, social security contributions and health insurance fees and benefits, such as housing subsidies or contributions to onsite meals.

Based on that basket, Living Wages were calculated for 60 countries. Novartis affiliates in each of those countries were asked to review the calculations.

In 38 countries—a clear majority—the initial calculation was accepted as the Living Wage standard. In another 15 countries, Novartis affiliates proposed a Living Wage higher than the initial calculation. Implementation of the new Living Wage standard began in 2005 and will continue with additional adjustments this year.

Some affiliates commissioned independent local studies to validate the initial proposals. A study on behalf of Novartis India documented significant variations in Living Wage between cities—with the Living Wage in Mumbai 70% above that in Bangalore and 61% higher than Kolkatta. The gap primarily reflected higher housing costs in Mumbai than other Indian cities included in the study.

Regional adjustments to the initial Living Wage calculation were also proposed by Novartis affiliates in Canada and the US. Implementation of the Living Wage standard promises to attract more skilled, productive and loyal employees, as well as contributing to stability and prosperity in communities in which Novartis operates.

Besides the direct impact on Novartis associates—as well as employees of major suppliers or service providers to Novartis—the principle of a Living Wage is expected to expand locally and regionally through the commitment of international companies to the UN Global Compact.

AWARDS AND RECOGNITION

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  Novartis was recognized in "Best Places to Work" surveys in a number of countries—from major European nations such as Germany, France, Spain and the UK to Latin America and China.

  •
  Science magazine ranked Novartis the fifth-most popular employer among scientists worldwide in the annual "Top 20 Employers" survey.

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  Computerworld magazine ranked Novartis Pharmaceuticals Corp. among the Top 20 "Best Places to Work" for US information technology (IT) professionals.

COMMITMENT TO HEALTH, SAFETY AND ENVIRONMENT

Novartis continually implements measures which improve the health and safety of our associates and neighbors.

Novartis cares about the impact of its activities on the environment. Special initiatives are under way to improve energy efficiency, reduce CO2 emissions and resolve issues involving historical landfills.

During 2005, we defined mid-term targets for key performance indicators and strengthened Business Continuity Management (BCM) to protect the uninterrupted supply of key products and services for the benefit of our patients, customers and the business.

Our success in Health, Safety and Environment (HSE) depends on the full involvement of all Novartis associates. Balancing business interests, safety considerations and environmental concerns in a global context is a complex process that requires many different decisions every day. Our associates are key to this endeavor—particularly as we focus increasingly on behavioral aspects of Health, Safety and Environment (HSE).

HSE departments strive to promote awareness among associates on all levels, defining policies, setting standards, supporting implementation and verifying compliance. Knowledge of risks and emerging technologies is maintained and shared through active communication and engagement with stakeholders.

Protecting health, safety and the environment is an integral part of business strategy in all Divisions and Business Units.

In 2005, targets were set for occupational accidents as well as energy efficiency, demonstrating our focus on these areas. Both targets were successfully met. Novartis improved its energy efficiency by 5%. The lost time accident rate decreased to 0.44 last year, from 0.48 in 2004.

However we deeply regret the deaths of two Novartis associates in traffic-related accidents during 2005. We extend our condolences to their families.

RISK MANAGEMENT

Novartis HSE risk portfolios are developed on a bottom-up, science-based approach. Since 1997, Novartis sites have developed local risk portfolios that are consolidated at a Group level, into a global HSE risk portfolio. During 2005, more than one-third of the priority risks identified in the 2004 risk portfolio were reduced as a result of measures taken. Action plans for all remaining prioritized risks have been developed and are currently being implemented.

Locally, Novartis faces a variety of risks that could also have an impact on business processes, and thus affect patients, customers or shareholders. To ensure management control and strengthen resilience to disruptions, Novartis has implemented a framework for risk management based on international standards. This framework allows us to anticipate incidents that could affect mission-critical functions and processes for the organization—and to apply necessary remedial measures. For remaining business risks, continuity plans are developed locally, ensuring that the response to any incident occurs in a planned manner.

In the second year after the formal launch of a Group-wide business continuity management program, positive results have been achieved in preventive activities such as establishing a framework for building resilience to business disruption and interruption. Risk reduction and operating strategies have been defined widely throughout the Group. Further business-continuity activities are planned.

Novartis Emergency Management (NEM) is an established, worldwide system developed to protect Novartis associates, the public and the environment in case of accidents or other emergency situations. Training programs and drills are conducted to keep preparedness of NEM teams, and the organization as a whole, at a high level. A new set of targets measuring NEM readiness and training was introduced in 2005. Reports from Divisions and Business Units also confirm the readiness of the global NEM system.

Novartis paid a total of USD 5 200 in fines for HSE violations during 2005.

Hexal AG and Eon Labs Inc.—acquired by Novartis in 2005—have been integrated into the Sandoz Division. Though the acquisitions of Hexal and Eon Labs were only completed in June and July, respectively, a detailed account of their full-year HSE performance is presented in the table on page 69.

Both companies are now integrated with the Group-wide HSE performance-management and data-collection system. HSE targets have been established for 2006.

HISTORICAL LANDFILLS

As a legacy from chemical operations of predecessor companies, Novartis shares a number of confirmed or potential environmental liabilities from contaminated sites and landfills that were created in various countries. Novartis has set aside the financial reserves and established the appropriate structures to manage these liabilities proactively and keep related environmental impacts to a minimum.

In cooperation with third parties who may also have responsibility at certain sites, and the responsible authorities, surveillance programs have been installed and technical solutions are being prepared and implemented, as needed.

For example, Novartis jointly with other Swiss companies reached an agreement with local authorities in November 2005 regarding the Bonfol hazardous-waste landfill in Switzerland, which operated from 1961 through 1976. Under the agreement, the landfill will be excavated and the contents incinerated.

ENERGY AND CLIMATE

The consumption of energy—and in particular the use of fossil fuels—is directly related to greenhouse gas (GHG) emissions and to potential adverse effects on the global climate. Moreover, it is clear that fossil energy sources are limited and their availability increasingly less secure. With energy also being an increasing cost factor, energy efficiency has become an important driver for cost reduction. Even though the pharmaceutical industry is not an energy-intensive sector, management of energy usage and related greenhouse gas emissions is important for the long-term success of Novartis. With the Kyoto Protocol, a large number of industrialized countries have—for the first time—addressed the global issue of ever-increasing GHG emissions. These countries are currently implementing policies and instruments to reach their Kyoto targets.

Governments, however, can only reach these targets with the engagement of major companies. To this end, Novartis made a voluntary commitment to reduce global direct GHG emissions of CO2 to the same level prescribed in the Kyoto Protocol: i.e. 5% below the 1990 level for the period 2008-12.

So far, Novartis has been successful in holding direct GHG emissions in check. Extensive work at many sites has resulted in significant emission reductions and energy efficiency improvements. Still, increased efforts and investments in more efficient energy technology and renewable resources will be needed to continue on this path in the coming years.

To support the energy efficiency strategy, Novartis has approved a revised investment policy for capital investments associated with energy savings. In addition, an energy efficiency/renewable energy challenge has become a mandatory part of all major projects.

Many such projects have already been identified and rewarded through the Novartis Energy Excellence Awards. The annual award program recognizes the projects with the best energy performance proposed by Novartis teams worldwide.

To reach the Corporate CO2 target, behavior that fosters energy efficiency will become an important complement to further progress toward technical solutions.

Moreover, along with in-house energy efficiency programs, Novartis is exploring possible direct investments to fulfill the company's CO2 commitment. Options under consideration include emission reduction and development projects under the Kyoto Clean Development Mechanism scheme—as well as long-term reforestation projects removing CO2 from the atmosphere.

ENERGY USE AND CO2 EMISSIONS

Novartis had set a Group-wide target of improving energy efficiency by 6% between 2003 and 2006. By 2005, however, Energy use had improved by a Group-wide average of 10%, reaching the target a year ahead of schedule.

The table below shows trends in energy use and global direct CO2 emissions (Scope 1) relative to sales growth—highlighting reductions achieved in both energy and carbon dioxide intensities.

HEALTH OF ASSOCIATES

We strive to provide our associates with the safest possible workplace and to offer programs that promote and improve their health and well-being. Through state-of-the-art health protection initiatives, we identify and aim to reduce injuries and occupational illnesses that could arise out of the workplace as a result of exposure to physical, chemical, biological or ergonomic factors. In addition, Novartis has implemented prevention-oriented health promotion activities that expand the view of occupational health to include environmental, behavioral, and lifestyle factors outside the workplace. A variety of initiatives and programs are offered to maintain the health of our associates, while respecting personal views and privacy. Either a full-time or a part-time occupational medical service is available to associates, depending on the size and type of site operations of their employer.

During 2006, Group functions Occupational Safety, Occupational Medicine and Human Resources will integrate their existing health promotion programs to implement health and safety policies more effectively at local companies and sites worldwide.

LOST TIME ACCIDENT RATE

Reducing accidents is a top priority for Novartis. We have instituted training programs for associates and each Business Unit continues to set targets for further reductions of the Lost Time Accident Rate (LTAR). Novartis reports work-related injuries or illnesses that have occurred during the year of reporting according to local legal requirements. LTAR is considered a benchmark indicator, enabling direct comparison of performance between companies and countries.

LTAR IN 2005 AND TRENDS

The Group-wide LTAR declined to 0.44 last year from 0.48 in 2004. A mid-term target of 0.2 by 2010 has been established for the existing business.

As the LTAR has declined, leading to steadily lower targets, it has become necessary to identify new measures to further decrease the risk of occupational accidents. Studies have shown that the behavior of people at the workplace—and the way technical and administrative controls are applied—are as important as engineering controls.

Achieving an accident rate which is as close to zero as possible requires that associates at all times not only care for their own safety, but also for the safety of their colleagues. Safe behavior is not a one-off program but the ongoing result of a cultural change that affects every person in the company. We are committed to a behavior-based safety approach across all our sites to ensure the health and well-being of all our associates.

NONSMOKING INITIATIVE

Smoking is one of the most important risk factors to the health of individuals and society. From January 1, 2006, the Novartis Headquarters site in Basel, Switzerland became the latest Novartis location worldwide to adopt a nonsmoking initiative inside all buildings as well as within site boundaries. Visitors to the Basel site and staff of partner companies operating at Novartis are also expected to observe the nonsmoking initiative. Novartis is committed to promoting healthy societies and providing leadership through a positive example in health-related issues. Associates who wish to stop smoking are being offered voluntary, free counseling and medication as part of the new nonsmoking initiative at the Basel site.

HEALTH PROMOTION

The health promotion program "One HealthLink" of Novartis Pharmaceuticals Corporation in East Hanover, New Jersey (US) has been awarded a silver medal by the US National Business Group on Health. Based on the two pillars of physical activity and healthy nutrition, a wide range of activities are offered to associates such as nutrition education, low-cost healthy meals, nutrition counseling, fitness centers and on-campus walking trails. In essence, the role of the health and medical center has evolved from primarily one of treating injury and illness on the job, to becoming a partner with the business in providing people with information and resources to live healthier, more productive lives.

TARGETS

Novartis sets HSE targets covering periods of at least three years to allow better analysis, planning and implementation of programs. The current targets apply for the period through 2008. However HSE targets are reviewed annually with each Division and Business Unit. Divisions and Business Units are also involved in target setting based on recommendations by functional experts.

HSE performance data, as needed for management purposes as well as external reporting in line with international guidelines such as Global Reporting Initiative (GRI), are collected, validated and consolidated with the Novartis HSE Data Management System. Systems and processes are reviewed by third parties—in addition to Corporate and Divisional HSE audits—to ensure compliance with legal and Novartis HSE standards. Such processes support local sites in increasing the completeness and accuracy of their performance data.

For 2006, new global targets have been defined in the areas of CO2 emissions, water efficiency, waste management and volatile-organic-compound (VOC) emissions. The targets exclude effects of the ongoing integration of Hexal and Eon Labs which were acquired in 2005. These businesses will be fully integrated into Group targets over the next two years.

These new HSE targets include our Kyoto commitment to reduce global direct CO2 emissions by the period 2008 to 2012, and a 6% water efficiency improvement (excluding non-contact water for cooling) over the next three years. Furthermore, hazardous waste to landfills will be reduced from currently 890 tons to less than 100 tons by 2008. VOC emissions will be reduced by 90%, from 285 tons to 30 tons (halogenated) and by 35%, from 1 061 tons to 700 tons (nonhalogenated), by 2008.

HSE REPORTING PRINCIPLES

Global Reporting Initiative

Since 2004, Novartis has reported its HSE performance following the 2002 Guidelines for Sustainability Reporting of the Global Reporting Initiative (GRI). The GRI is a multi-stakeholder initiative, launched in 1997, with the aim of establishing globally applicable guidelines for reporting sustainability performance. The Novartis GRI Report Index—along with a more detailed overview of our HSE performance—is available at: www.novartis.com/gri

Reporting Entity

HSE performance data for 2005 was collected from 179 sites around the world, owned and managed by Novartis. That coverage includes all sites with relevant HSE impacts, including all production, formulation, research and development sites, as well as major headquarter offices.

The number of locations reporting increased last year. The 24 locations reporting for the first time were from Hexal and Eon Labs, plus five locations from the Novartis Consumer Health Division.

Reporting Scope

Performance indicators were adapted to the GRI requirements for core environmental and social indicators. We believe the performance data reported in this Annual Report and on the adjacent Novartis website represent a fair and balanced picture of the Novartis HSE performance.

NOVARTIS HEALTH, SAFETY AND ENVIRONMENT DATA 2005

	Novartis Group*		Pharmaceuticals		NIBR & Corporate Research		Sandoz*		Consumer Health		Hexal/ Eon Labs*
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

Employees
HSE Personnel [number of employees working at least 50% for HSE]	516	495	214	208	22	21	152	138	128	125	26

Health/Safety
Lost time accident rate [accidents per 200 000 hours worked]	0.44	0.48	0.46	0.45	0.15	0.37	0.63	0.72	0.28	0.29	1.25

Production
Total production [1000 t = metric tons]	654	669	23.8	22.2	0	0	89.6	97.3	540	549	9.50

Resources
Water use [million m3]	90.5	86.4	18.2	16.7	1.10	1.18	63.9	61.5	7.31	7.04	0.66

Energy use [million GJ]	16.9	16.3	5.13	4.86	1.10	0.93	6.73	6.75	3.92	3.76	0.78

Emissions into water
Effluent discharge [million m3]	19.5	19.6	4.15	4.05	0.52	0.65	8.76	10.20	6.12	4.78	0.50

Chemical oxygen demand COD [1000 t]	3.73	4.55	0.34	0.45	0	0	2.78	3.27	0.61	0.82	0.05

Emissions into air
Sulfur dioxide, SO2 [t]	127	165	21.5	29.8	0.03	10.3	101	113	4.7	11.9	1.6

Nitrogen oxides, NO2 [t]	340	361	140	149	9.7	5.4	87	102	104	104	21.6

Volatile organic compounds (VOC), halogenated [t]	285	291	9.7	9.8	0	0.4	275	281	0.16	0.02	83.5

Volatile organic compounds (VOC), nonhalogenated [t]	1 061	1 026	214	176	0	2.7	787	787	60	60	264

Emissions CO2 /GHG
Scope 1—Combustion and processes [1000 t]	444	447	146	151	14	13	155	159	129	124	31

Scope 1—Vehicles [1000 t]	186		137		0.07		26		23		10

Scope 2—From purchased energy [1000 t]	793		145		52		331		265		39

Waste
Nonhazardous operational waste [1000 t]	170	136	26.6	21.3	2.3	2.0	14.2	16.9	127	96	2.9

Hazardous operational waste [1000 t]	102	95	72.6	64.5	0.6	0.6	22.1	28.5	6.1	1.3	4.5

Debris, nonhazardous [1000 t]	348	75	347	71	0.1	0.3	0.9	3.6	0.4	0.1	0.2

Debris, hazardous [1000 t]	134	22	134	22	0.08	0	0.01	0.01	0.01	0	0

Hazardous operational waste landfilled [1000 t]	0.89	5.15	0.20	2.71	0	0.03	0.69	2.41	0	0	0

*
HSE figures for the Group and the Sandoz Division exclude Hexal and Eon Labs which were consolidated by Novartis for only part of 2005. Full-year 2005 data for Hexal and Eon Labs are provided in a separate column in the table; comparable figures for 2004 are not available.

The Reporting Process

The HSE performance management system and data-collection process are key elements of Corporate Citizenship Management at Novartis. In gathering this data, we take into account impacts originating from our own operations (Scope 1)—as well as major material flows across boundaries and CO2 emissions from purchased energy (Scope 2). We currently do not monitor impacts for the manufacture and delivery of purchased goods, nor use of energy and related CO2 emissions for activities outside company boundaries (Scope 3), such as transportation by third parties.

HSE data is collected and reviewed on a quarterly basis. The 2005 environmental and resource data published in the Annual Report and on our website are actual data for the period from January through September and best estimates for the period October through December, which will be updated with actual data in the first quarter of 2006. Significant deviations will be reported on our website and restated in next year's Annual Report. The Employees and Health/Safety data are actual data from January through December 2005.

Restatement of 2004 data

The emission and resource data published in the 2004 Annual Report included estimates for the October through December period that in several areas required subsequent adjustments. Inaccuracies identified in data from previous years were also corrected. The Data Table in the 2005 Annual Report includes full year actual values for 2004.

COMMITMENT TO ETHICAL BUSINESS CONDUCT

Along with economically, socially and environmentally responsible behavior, high ethical standards are essential to the business of Novartis.

We strive to maintain and to strengthen a culture where associates recognize that acting honestly, lawfully and with integrity is a key to success—as well as the right thing to do.

The ideals and values which Novartis expects associates to uphold are defined in the Code of Conduct, and the Policy on Corporate Citizenship with its related policies and guidelines. "By ensuring compliance with the Code of Conduct and our Corporate Citizenship Policy, we are better able to earn the trust of the company's stakeholders and of the public at large," says Urs Baerlocher, Head of Legal and General Affairs of the Novartis Group and Member of the Group Executive Committee (ECN).

NEW FRAMEWORK

Amendments of the US Sentencing Guidelines in 2004 gave added impetus to compliance programs at major international companies around the world. Although Novartis companies were already meeting most, if not all, of these requirements, Novartis leveraged the Amendments in further driving its Compliance program.

For example, the Compliance Steering Committee established a new framework for the company's Ethics Compliance program last year, meeting requirements of the Sentencing guidelines. This new framework is being implemented by local Novartis entities worldwide and will be used to set Ethics Compliance objectives for 2006.

At Novartis, line management bears ultimate responsibility to maintain and improve Ethics Compliance, which is viewed as an embedded management process, included among managers' annual performance objectives.

Line managers are supported by the Group Ethics Compliance Officer—as well as counterparts at each Division. In addition, roughly 180 part-time compliance officers provide support to local management in 72 countries and more than 270 Novartis operating units around the world. This structure ensures a global perspective while still taking advantage of local expertise on Ethics Compliance issues.

CODES, POLICIES AND STANDARDS

The Novartis Code of Conduct sets out our standards of ethical behavior. On the basis of the Code of Conduct, detailed policies and standards have been established for specific activities, such as marketing.

Marketing Codes have been put in place by the Pharmaceuticals and Sandoz Divisions, as well as for each Business Unit of the Novartis Consumer Health Division.

The Novartis Purchasing Department has been working on the implementation of our "Third-Party Management" guideline, requiring that our main business partners also apply a minimum set of ethical business standards in their organizations.

Demonstrating high ethical standards is particularly important at the management level. Managers and insiders are expected to support and to encourage their staff to comply with our high ethical standards. As part of a formal certification process, more than 20 000 Novartis managers and insiders confirmed, in writing, their adherence to company policies and standards during 2005.

TRAINING AND COMMUNICATION

In recent years, Novartis has intensified training programs for associates and compliance e-learning. In 2005, Novartis associates worldwide completed more than 197 000 e-learning courses—investing more than 148 000 hours in Ethics Compliance e-training. In parallel, several thousand associates without access to e-mail completed other forms of Ethics Compliance training.

Ethics Compliance e-learning at Novartis is available in 14 languages—setting a high standard among global companies. A survey conducted last year showed that 96% of Novartis associates in the US participated in Ethics Compliance training during 2005. Of those participants, 97% said the courses were "effective" or "very effective".

Courses on the Code of Conduct, Corporate Citizenship or Conflict of Interest Policies are mandatory for all employees around the world. If employees do not have e-mail access, Novartis provides other training methods to offer the possibility to complete these courses.

In addition, training courses in areas such as Competition Law and Insider Trading are mandatory for associates working within certain functions. In 2006 Novartis will launch additional training courses on topics such as Human Rights and Sales/Marketing.

Last year, a new Corporate Ethics intranet site was launched to assist associates in understanding the Group's commitment to high ethical standards and to provide them with practical help, such as publishing examples of inappropriate behavior, updated on a regular basis. The intranet site also is a valuable training tool for Ethics Compliance Officers throughout the Novartis organization.

The emphasis on training underscores a key objective of the Ethics Compliance program. All companies in the Group must exercise due diligence to prevent and detect criminal conduct—but self-regulation by associates, facilitated through appropriate management procedures, is the most effective deterrent.

Through our Ethics Compliance program we attempt to ensure that associates not only read about their obligations, but also understand what is expected of them, depending on the role each individual associate performs. We encourage associates to think before acting and in cases of uncertainty, to seek clarification, addressing any concerns.

INQUIRIES & COMPLAINTS

A new Business Practices Office (BPO) was established during 2005 to facilitate reporting by employees of actual or suspected cases of internal misconduct. All employees are requested to report suspected misconduct to the BPO, which in turn ensures that all complaints are properly investigated, enabling management to take appropriate actions.

The Business Practices Officer reports monthly to senior management on allegations of misconduct received, sanctions applied and lessons learned. All cases of financial fraud, however, are reported to a committee led by the Chairman and Chief Executive Officer on a monthly basis.

The identities of Novartis employees are fully protected both when they make a report and during any subsequent investigation. Novartis has a strict policy guaranteeing non-retaliation against associates who make reports under the "whistleblower" policy—and violations of this right are not tolerated.

During 2006, a global network of telephone help lines will be rolled out to allow all associates to report incidents of misconduct locally, in their native language, on a confidential basis.

VIOLATIONS AND REMEDIAL ACTION

From April to December 2005, Novartis received reports of 442 alleged violations of our internal rules, such as the Code of Conduct and Marketing Codes. Of these cases, 228 have been fully investigated and closed, resulting in 142 cases being fully or partly substantiated. Employment contracts of 78 associates were discontinued and other relevant sanctions were taken against 64 employees.

Novartis intends to publish annual data on misconduct and sanctions in the future. Last year, two Novartis Consumer Health (NCH) affiliates in the US settled potential claims against them arising from an investigation of the enteral pump industry by the US Department of Justice.

DATA-PRIVACY PROTECTION

Data privacy involves the protection of personally identifiable information about individuals, such as their health information, employment and financial information, and the companies with which they choose to do business. New, complex privacy laws now exist in many areas of the world, and the landscape continues to evolve rapidly in response to factors such as advances in technology, electronic communications, Internet use and security.

Novartis appointed a Data Privacy Officer in the US in 2003. The following year, the Global Privacy Office was established as a new department to address internal compliance and the external landscape. The Global Privacy Office is also charged with creating a corporate culture that respects privacy and fosters trust both within the company and with regard to its external customers and vendors.

Many country organizations in the Group have appointed a privacy officer and numerous employees assist with privacy matters in countries such as Japan and those of the EU, where data privacy laws are particularly stringent. The US organization has cross-functional privacy teams as well as department-level privacy nominees who coordinate with the Privacy Office. Significant progress has been made in achieving our data privacy goals.

INDEPENDENT ASSURANCE REPORT ON THE NOVARTIS GROUP CORPORATE CITIZENSHIP REPORTING

TO THE AUDIT AND COMPLIANCE COMMITTEE OF NOVARTIS AG, BASEL

We have performed evidence-gathering procedures on the following aspects of Corporate Citizenship (CC) and Health, Safety and Environment (HSE) reporting of Novartis AG, Basel and its consolidated subsidiaries (the Group), all for the year ended December 31, 2005 (hereafter jointly referred to as the subject matter):

  •
  The management and reporting processes for CC and HSE;

  •
  The HSE key figures "Novartis HSE Data 2005" on page 69 of the Novartis Annual Report (the Report);

  •
  The CC key performance indicators in our assurance scope (see below). These indicators are on page 45 of the Report.

We have evaluated the subject matter against the following criteria: the CC Policy including the CC Guidelines and the Code of Conduct prepared by the Group, the CC and the compliance reporting guidance and the principles summarized in the section "HSE Reporting Principles" on page 67 which define the scope of the reporting, the inherent limitations of accuracy and completeness for the HSE information, and the fact that the CC management process is in its fourth year of operation.

The Board of Directors of Novartis AG, Basel is responsible for both the subject matter and the evaluation criteria.

Our responsibility is to report on the internal reporting processes, data and key figures for CC and HSE based on our evidence-gathering procedures in accordance with the International Framework for Assurance Engagements, approved December 2003 by the International Auditing and Assurance Standards Board (IAASB).

We planned and performed our evidence gathering procedures to obtain a basis for our conclusions in accordance to the International Standard on Assurance Engagements (ISAE) 3000 "Assurance Engagements other than Audits or Reviews of Historical Information", approved December 2003 by the IAASB. However, we have not performed an audit according to International Standards on Auditing. Accordingly, we do not express such an opinion.

The scope of our evidence-gathering procedures was to:

  •
  Observe the existence of internal management processes which ensure the implementation of the CC Policy, the Code of Conduct, the Business Practice Office (BPO) misconduct reporting, the Third Party Management (3PM) initiative and the marketing practices across the Group;

  •
  Test the effectiveness of the internal reporting system used to collect HSE information from Group subsidiaries;

  •
  Observe compliance with the Group internal HSE reporting guidelines at selected sites; and

  •
  Perform, on a sample basis, certain procedures on the 2005 CC and HSE key figures.

Our evidence-gathering procedures included the following work:

  •
  Interviewing personnel responsible for CC management at Group level;

  •
  Visiting the Pharma, Sandoz, Consumer Health and Ciba Vision business unit global headquarters, selected country and business unit headquarters and specific sites in Argentina, India, Switzerland, Turkey, the United Kingdom and the United States;

  •
  Interviewing the personnel responsible for CC management, including CC reporting and key figures, Code of Conduct training, the 3PM implementation, the Compliance reporting, and marketing practices in the different headquarters where our visits took place;

  •
  Performing tests on a sample basis of evidence supporting selected HSE parameters with regard to the reported data aggregation from the selected sites to Group level; and

  •
  Reading and performing tests on a sample basis of the relevant documentation including Group policies, management and reporting structures, documentation and systems in place to collect, analyze and aggregate reported CC and HSE key figures.

In our opinion and based both on our work described in this Report and the principles detailed in paragraph 2 of this Assurance Report, nothing has come to our attention that causes us not to believe that:

  •
  The Group level internal management processes intended to implement the CC policy, the Code of Conduct, the BPO misconduct reporting, the 3PM initiative and the marketing practices are functioning as designed;

  •
  The internal reporting system for the collection, analysis and aggregation of the reported HSE key figures is functioning as designed;

  •
  The Group internal HSE reporting guidelines have been applied properly; or

  •
  The reported 2005 CC and HSE key figures from the sites and reporting units do give, in all material respects, a fair picture of the CC and HSE performance.

From our work, we have provided the following recommendations to the management, which have been agreed:

  •
  Consider clarifying, simplifying and streamlining the CC organization: reasses the value and purpose of having numerous CC related roles and evaluate the need for more focused CC leadership at key levels within the organization.

  •
  Clearly define the definitions of the questions and terms used in the CC reporting and realize a focused communication to the reporting units to ensure a clear and consistent understanding.

  •
  Strengthen the HSE reporting control environment at site level through the application of existing tools that facilitate plausibility checks, cross-checks and trend analyses and ensure that site level HSE reporting procedures and controls are adequately documented.

PricewaterhouseCoopers AG

Dr. Thomas Scheiwiller

Thomas Frei

Basel, January 18, 2006

Novartis is fully committed to good corporate governance.

The following standards apply to us:

  •
  The Directive on Information Relating to Corporate Governance issued by the SWX Swiss Exchange, which entered into force on July 1, 2002;

  •
  The Swiss Code of Best Practices for Corporate Governance;

  •
  The securities laws of the United States of America as these apply to foreign issuers of securities listed on major US stock exchanges; and

  •
  The Rules of the New York Stock Exchange (NYSE).

We fully comply with each of these standards except that, as permitted under US law and the rules of the NYSE, Novartis continues to apply Swiss (home country) practices in these areas:

  •
  Swiss law requires that the external auditors of Novartis be appointed by the shareholders at the Annual General Meeting and not by the Audit and Compliance Committee, as required in the US.

  •
  Equity compensation plans are not approved at the Annual General Meeting but are promulgated by the Compensation Committee, or the management committee of the local Novartis Group company. All such plans are established within the policies and programs approved by the Compensation Committee of the Board of Directors of Novartis AG.

  •
  In accordance with Swiss law, Board Committees do not report to the shareholders directly (we issue no proxy statement reports) but submit all their reports to the Board of Directors.

We have incorporated the above standards—and the principles of corporate governance under the Swiss Code of Obligations—into our Articles of Incorporation, the Regulations of the Board and the Charters of the Board Committees. The Board's Corporate Governance and Nomination Committees review these standards and principles regularly in the light of prevailing best practices and forwards suggestions for improvement to the full Board for approval.

Copies of the aforementioned regulations and references to further information relating to Corporate Governance can be ordered in print from Novartis AG, attn. Corporate Secretary, Bruno Heynen, CH-4056 Basel, Switzerland. Further information on Corporate Governance can be found on page 112 of this Annual Report or by visiting:
www.novartis.com/investors/en/corporate_governance

GROUP STRUCTURE

Novartis AG, a holding company organized under Swiss law, owns directly or indirectly all companies worldwide belonging to the Novartis Group.

Novartis AG shares are listed on the SWX Swiss Stock Exchange and traded on Virt-X (Valor No. 001200526, ISIN CH0012005267, symbol: NOVN.VX) and on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADS) (Valor No. 567514, ISIN US66987V1098, symbol: NVS).

The Novartis Group is divided operationally into three Divisions: Pharmaceuticals, Sandoz (generic pharmaceuticals) and Consumer Health.

The Pharmaceuticals Division is comprised of Business Units responsible for the marketing and sales of pharmaceutical products. These Business Units have common long-term economic perspectives, common customers, common research and development activities, production and distribution practices, and a common regulatory environment. As a result, their financial data is not required to be separately disclosed.

Sandoz is organized as a Retail Generics business which also operates an Anti-Infectives business.

The five Business Units of the Consumer Health Division are: Over-the-Counter self-medication (OTC), Animal Health, Medical Nutrition, Gerber and CIBA Vision.

The business operations are conducted through local Novartis Group companies. The most important Novartis subsidiaries and associated companies are listed in Note 33 to the Group's consolidated financial statements.

There are two Novartis affiliated companies whose shares are traded on public stock exchanges. These are:

  •
  Novartis owns directly and indirectly 56.1% of Idenix Pharmaceuticals, Inc. (a US company). The shares of Idenix Pharmaceuticals are listed for trading on the NASDAQ (Valor No. 1630029, ISIN US45166R2040, symbol: IDIX);

  •
  Novartis India Limited; 49% of the shares of Novartis India Limited are registered for trading at the Bombay Stock Exchange (ISIN INE234A01025, symbol: HCBA).

Idenix Pharmaceuticals, Inc. and Novartis India Limited are directly or indirectly majority owned by Novartis AG.

Additionally, Novartis holds significant investments in two large publicly listed companies:

  •
  Novartis directly or indirectly holds 33.3% of the bearer shares of Roche Holding AG, registered in Basel, Switzerland, and listed on the SWX Swiss Exchange (bearer shares: Valor No. 1203211, ISIN CH0012032113, symbol RO; nonvoting equity securities: Valor No. 1203204, ISIN CH0012032048, symbol: ROG; further securities of Roche Holding AG are ADSs for nonvoting equity securities which are traded on the over-the-counter market in the US, symbol: RHHBY). The market value of the Novartis interest in Roche Holding AG on Dec. 31, 2005 was USD 8.9 billion; and

  •
  Novartis holds directly and indirectly 44.1% of the shares of Chiron Corporation, with its registered head office in Emeryville, California, and listed on the NASDAQ (Valor No. 918297, ISIN US1700401094, symbol: CHIR). The market value of the Novartis interest in Chiron Corporation on Dec. 31, 2005 was USD 3.8 billion. On October 30, Novartis has entered into a definitive merger agreement with Chiron Corporation to acquire all of the remaining publicly held shares of Chiron it does not currently own. The agreement is subject to approval by a majority of the Chiron shares not owned by Novartis as well as further regulatory approvals.

Further information on these participations and the method of consolidation is given in Note 10 to the Novartis Group's consolidated financial statements. Both Roche and Chiron are independently governed, managed and operated and not under the control of Novartis.

The other significant Group subsidiaries and associated companies, shown in Note 33 to the Novartis Group's financial statements, are not publicly traded.

SIGNIFICANT SHAREHOLDERS

The largest registered shareholders of Novartis AG are:

  •
  The Novartis Foundation for Employee Participation, registered in Basel, Switzerland (holding 2.9% of the share capital); and

  •
  Emasan AG, registered in Basel, Switzerland (holding 3.2%).

In addition:

  •
  Nortrust Nominees, London, holds 2.5% and JPMorgan Chase Bank, New York, holds 8.3% of the registered shares as nominee.

  •
  JPMorgan Chase Bank, the depositary for the shares represented by American Depositary Shares may be registered with up to 11% of the share capital.

No other shareholder is registered as owner of more than 2% of the issued share capital and there are no cross-holdings equal to or higher than this amount.

Novartis AG has not concluded any shareholders' agreement or other agreement regarding the voting or holding of its shares.

CAPITAL STRUCTURE, SHARES

The share capital of Novartis AG is CHF 1 369 585 500, fully paid-in and divided into 2 739 171 000 registered shares of CHF 0.50 nominal value each. Novartis AG has neither authorized nor conditional capital. There are no preferential voting shares. All shares have equal voting rights. Novartis has not issued participation certificates, nonvoting equity securities (Genussscheine) or profit-sharing certificates.

CHANGES IN CAPITAL, SHARE REPURCHASE PROGRAMS

Since the merger creating Novartis in December 1996, we have implemented four share repurchase programs with a total commitment as of December 31, 2005 of CHF 15 billion. Three pro grams have been completed, with the shares repurchased in the 2nd and 3rd programs being cancelled and the capital of Novartis AG correspondingly reduced by shareholder resolution at the Annual General Meetings held in 2002, 2003, 2004 and 2005 (see chart below). In August 2004, we announced the start of a 4th program to repurchase shares via a second trading line in the SWX Swiss Exchange. Since the start of the 4th program, a total of 25.4 million shares have been repurchased for USD 1.2 billion, of which 10.2 million were purchased in 2005. It is anticipated that shareholders will be requested at the next General Meeting to approve the retirement of the shares bought through the 4th repurchase program. A 5th repurchase program with a maximum value of CHF 3 billion was approved by the shareholders at the Annual General Meeting held in 2005, but will only be started after termination of the 4th repurchase program.

REPURCHASE PROGRAMS

	year announced	maximum value of program in CHF	number of shares acquired

1st Program	1999	4 bn	65 671 680
2nd Program	2001	4 bn	61 054 680
3rd Program	2002	4 bn	69 779 000
4th Program	2004	3 bn	25 400 000

CAPITAL REDUCTIONS

year of reduction	number of shares cancelled	amount of capital reduced in CHF

2002	61 054 680	30 527 340
2003	22 680 000	11 340 000
2004	24 260 000	12 130 000
2005	38 039 000	19 019 500

Further information on the development of the share capital structure of Novartis AG during the last three years is presented in tabular form in Note 5 to the financial statements of Novartis AG.

CONVERTIBLE BONDS AND OPTIONS

Novartis had no convertible bonds outstanding in 2005.

Information about Novartis share options granted as a component of executive and employee compensation is set forth below in this section under the heading "Compensation" and further information can be found in Note 27 to the Group's consolidated financial statements.

SHAREHOLDERS' RIGHTS

Each registered share entitles the holder to one vote at the Annual General Meeting. Shareholders also have the right to receive dividends, appoint a proxy, convene a General Meeting of the shareholders, place items on the agenda of an Annual General Meeting and hold such other rights as defined in the Swiss Code of Obligations. One or more shareholders, whose combined shareholdings represent an aggregate nominal value of at least CHF 1 000 000, may demand that an item be included in the agenda of an Annual General Meeting. Demands must be made in writing at the latest 45 days before the date of the Meeting; specify the item to be included in the agenda; and contain the proposal for which the shareholder requests a vote.

REGISTRATION AS SHAREHOLDER

There are no restrictions regarding the transferability of Novartis shares. However, only those persons having their shares registered in the Novartis share register may exercise their voting rights. Pursuant to Swiss law, a person who wishes to register shares must make a declaration to the Shareholder Registry that the shares have been acquired in his/her own name and for his/her own account.

Each share carries one vote. However, the Articles of Incorporation provide that no shareholder shall be registered to vote for shares comprising more than 2% of the registered share capital unless the Board of Directors has granted, upon request, an exemption. Exemptions are in force for the two largest shareholders reported above (Novartis Foundation for Employee Participation and Emasan AG). In 2005 no other exemptions were requested.

The statutory voting restrictions can be cancelled with a two-thirds majority of the shares represented at the Annual General Meeting.

The voting restrictions were imposed and have been retained to achieve a certain spread of share ownership allowing for diversity among the shareholders and avoiding that a large minority shareholder unduly dominates the Annual General Meeting due to traditional low shareholder representation.

Nominees may not vote shares absent registration with the Share Registry and, with registration, may only vote shares constituting an amount less than or equal to 0.5% of the registered share capital. The Board of Directors may register nominees with the right to vote in excess of that limit if the nominees disclose such particulars of the beneficial owners of the shares as the Board shall require. Such agreements are in force with Nortrust Nominee and JPMorgan Chase Bank. Groupings formed to circumvent this limitation are treated as one single person or nominee.

Holders of American Depositary Shares (ADS) may vote by instructing JPMorgan Chase Bank to exercise the voting rights attached to the registered shares underlying the ADSs. JPMorgan Chase Bank as depositary may exercise the voting rights for deposited shares represented by ADS at its discretion to the extent the holders of the ADS have not given instructions as to how such underlying shares should be voted.

RESOLUTIONS AND ELECTIONS AT ANNUAL GENERAL MEETING

Shareholders registered at least 10 days prior to the Annual General Meeting may vote their shares at the Annual General Meeting. Resolutions of the shareholders at an Annual General Meeting are approved with a simple majority of the shares represented at the meeting, except in the following matters which by law (Swiss Code of Obligations, Art. 704) and our Articles of Incorporation require the approval of two-thirds of the shares represented:

  •
  Alteration of the purpose of Novartis AG;

  •
  Creation of shares with increased voting powers;

  •
  Implementation or removal of restrictions regarding the transferability of shares;

  •
  Authorized or conditional increase of the share capital;

  •
  Increase of the share capital from equity or a contribution in kind, for the purpose of an acquisition of property and the grant of special rights;

  •
  Restriction or suspension of rights of option to subscribe;

  •
  Change in location of the registered office of Novartis AG; and

  •
  Dissolution of Novartis AG without liquidation.

THE BOARD OF DIRECTORS

Members of the Board of Directors

	Age	Director Since	Term Expires

Daniel Vasella, M.D.	52	1996	2007
Helmut Sihler, J.D., Ph.D.	75	1996	2007
Hans-Joerg Rudloff	65	1996	2007
Dr. h.c. Birgit Breuel	68	1996	2007
Peter Burckhardt, M.D.	67	1996	2008
Srikant Datar, Ph.D.	52	2003	2006
William W. George	63	1999	2006
Alexandre F. Jetzer	64	1996	2008
Pierre Landolt	58	1996	2008
Ulrich Lehner, Ph.D.	59	2002	2008
Dr.-Ing. Wendelin Wiedeking	53	2003	2006
Rolf M. Zinkernagel, M.D.	61	1999	2006

Further biographical information can be found on pages 101 to 106.

DIRECTOR INDEPENDENCE

The Board of Directors has promulgated independence criteria for its members. These criteria are appended to the Regulations of the Board and can be found on the Internet at: www.novartis.com/investors/en/corporate_governance.

Pursuant to these criteria, the Board has determined that all of its members, save for Dr. Vasella and Mr. Jetzer, are independent and have no material dealings with Novartis AG or other companies of the Novartis Group outside their role as a Director.

Dr. Vasella is the only Executive Director. Mr. Jetzer was a member of the Executive Committee until 1999 and continues to support the Government Relations activities of the Group under a consultancy agreement. With effect from March 1, 2006 Professor Datar will be considered to be an independent director given the expiration of the three-year look-back period on compensation other than Board fees paid by an issuer to its directors, as per the NYSE Rules.

In 2002, Novartis made a gift to Harvard Business School of USD 5 million. This amount established and endowed a professorship in the name of Novartis at Harvard Business School. The Board of Directors concluded that this endowment, which under the rules of the New York Stock Exchange must be reported, does not have any influence on the independence of either Professor Datar or Mr. William W. George, who became a member of the faculty of Harvard Business School in 2004. Professor Zinkernagel has been delegated to the Scientific Advisory Board of the Novartis Institute for Tropical Diseases (NITD). He is also a delegate to the Board of Directors of the Genomics Institute of the Novartis Research Foundation (GNF).

Novartis on a regular basis and in the ordinary course conducts business with Barclays Capital, of which Hans-Joerg Rudloff is presently Chairman of the Executive Committee. The Board of Directors concluded that pursuant to its independence criteria this does not have any influence on the independence of Hans-Joerg Rudloff.

No Director is a member of a board of directors of a listed company with which any Novartis Group company conducts a material amount of business.

TERM OF OFFICE

The specific term of office for a Director is determined by the shareholders at an Annual General Meeting on the occasion of his or her election. The term of office shall not exceed three years. In order to provide for continuity on the Board the terms of office have been coordinated such that in each year approximately one third of all members of the Board shall be subject to individual reelection or election. This is subject to the right of the Annual General Meeting to remove Directors at any time. The average tenure of our Directors is eight years and their average age is 62 years. In principle, a Director is to retire after 12 years of service or the reaching of 70 years of age. The shareholders may grant an exemption from this rule and reelect a member of the Board of Directors for further terms of office of no more than three years at a time.

CHAIRMAN AND CEO, VICE CHAIRMEN, LEAD DIRECTOR

Dr. Vasella has been elected by the Board as its Chairman and also to serve as Chief Executive Officer of the Group. It is the view of the Board that this dual role ensures effective leadership and excellent communication between the shareholders, the Board and Management.

To ensure that the interests of the shareholders are well represented at the highest possible level, the Board has appointed an independent Lead Director, whose responsibilities include the supervision of an orderly process in evaluating the performance of the Chairman and CEO, and to chair the Board's private sessions (i.e., the meetings of the Non-Executive Directors). The Lead Director, as any other Board member, may request from the persons entrusted with the management information about all matters concerning Novartis AG. In case of a crisis, the Lead Director would assume leadership of the Independent Directors. The Lead Director also is a member of all of the Committees of the Board.

ROLE AND FUNCTIONING OF THE BOARD

The Board holds the ultimate decision-making authority of Novartis AG for all matters except those reserved by law to the shareholders.

The agenda for Board meetings is set by the Chairman. Any Board Member may request a Board meeting or that an item be included on the agenda. Board Members are provided, in advance of Board meetings, with adequate materials to prepare for the items on the agenda. Decisions are taken by the Board as a whole, with the support of its four Committees described below (Chairman's Committee, Compensation Committee, Audit and Compliance Committee, and Corporate Governance and Nomination Committee).

The primary functions of the Board are:

  •
  Provide the strategic direction of Novartis;

  •
  Determination of the organizational structure and the manner of governance of the company;

  •
  Overall supervision of the business operations;

  •
  Approval of major acquisitions or divestments;

  •
  Structuring the accounting system, setting financial targets and financial planning;

  •
  Appointing and dismissing members of the Executive Committee and other key executives;

  •
  Promulgation of fundamental corporate policies, in particular on financial matters, corporate governance and citizenship, personnel or environmental matters; and overseeing compliance there with;

  •
  Preparation of the matters to be presented at the General Meeting, including the Novartis AG financial statements and the Group's consolidated financial statements.

The Board has not concluded any contracts with third parties for the management of the Company but has delegated to the Executive Committee the coordination of day-to-day business operations of Group companies. The Executive Committee is headed by the Chief Executive Officer. The internal organizational structure and the definition of the areas of responsibility of the Board and the Executive Committee are set forth in the Board Regulations.

The Board recognizes the importance of being fully informed on material matters involving the Group and ensures that it has sufficient information to make appropriate decisions through several means:

  •
  By invitation, members of management attend Board meetings to report on areas of the business within their responsibility;

  •
  Board Committees, in particular the Audit and Compliance Committee, regularly meet with management and outside consultants, including the Group's external auditors, to review the business, better understand all laws and policies impacting the Group and support the management in meeting the requirements and expectations of stakeholders;

  •
  Informal teleconferences between Directors and the Chairman and CEO, or the Lead Director, as well as regular distribution of important information to the Directors.

Once yearly, the Board reviews the performance of the Chairman and CEO and approves his business objectives for the following year. The Board of Directors also performs a self-evaluation once a year.

During 2005, the Board met 10 times. Detailed information on each Director's attendance at full Board and Board Committee meetings is provided in the following table.

ATTENDANCE

Detailed information on attendance at full Board and Board Committee meetings is as follows:

	Full Board		Chairman's Committee		Compensation Committee		Audit and Compliance Committee		Corporate Governance and Nomination Committee

Number of meetings in 2005	10		11		3		9		3
Daniel Vasella, M.D.	10	(1)	11	(1)
Helmut Sihler, J.D., Ph.D.	10		11		3	(1)	9	(1)	3
Hans-Joerg Rudloff	9		9		3		8		3
Dr. h.c. Birgit Breuel	9						8
Peter Burckhardt, M.D.	10
Srikant Datar, Ph.D.	10						8	(2)
William W. George	8		11		3				3	(1)
Alexandre F. Jetzer	10
Pierre Landolt	10
Ulrich Lehner, Ph.D.	10		9		1		9
Dr.-Ing. Wendelin Wiedeking	7
Rolf M. Zinkernagel, M.D.	9								3

(1)
Chair.

(2)
Permanent Guest as of Meeting of 24 August 2004.

ROLE AND FUNCTIONING OF THE BOARD COMMITTEES

Each Board Committee has a written Charter outlining its duties and responsibilities and a chair elected by the Board. The Board Committees meet regularly and consider meeting agendas determined by the Chair. Board Committee members are provided, in advance of meetings, with adequate materials to prepare for the items on the agenda.

THE CHAIRMAN'S COMMITTEE: The Chairman's Committee consists of the Chairman and Chief Executive Officer, the two Vice Chairmen, one of whom is the Lead Director and such other members as are elected by the Board from time to time. The Chairman's Committee reviews selected matters falling within the authority of the Board before the latter takes decisions on such matters and, in urgent cases, can take preliminary and necessary actions on behalf of the Board. The Chairman's Committee also interfaces with the Executive Committee, specifically deciding on financial investments and other matters delegated to the Committee by the Board of Directors.

THE COMPENSATION COMMITTEE: The Compensation Committee is composed of three independent Directors. The Compensation Committee reviews the compensation policies and programs of the Group, including share option programs and other incentivebased compensation, before the full Board makes final decisions. It is responsible for reviewing and approving the compensation paid to members of the Executive Committee and other selected key executives, and for reviewing the performance of the Chairman and Chief Executive Officer. The Compensation Committee seeks outside expert advice from time to time to support its decisions and recommendations.

THE AUDIT AND COMPLIANCE COMMITTEE: The Audit and Compliance Committee is composed of four members. The Board has determined that all the members of the Committee are independent, as defined by the rules of the New York Stock Exchange as well as by the independence criteria of Novartis, and that its Chair, Professor Sihler, is adequately qualified in financial management matters. The Audit and Compliance Committee has determined that Professor Lehner and Hans-Joerg Rudloff, possess the required accounting and financial management expertise required under the rules of the NYSE. Therefore, the Board of Directors has appointed them as the Audit and Compliance Committee's Financial Experts. The Board has also reassured itself that other members of the Committee have sufficient experience and ability in finance and matters of compliance to enable them to adequately discharge their responsibilities.

The Committee's main duties are:

  •
  Evaluate and select the external auditors to be nominated for election at the Annual General Meeting;

  •
  Review the terms of engagement of the external auditors and the scope of the external audit;

  •
  Discuss with the external auditors the results of their audits;

  •
  Review the scope of internal auditing and the adequacy of the organizational structure and qualifications of the internal auditing staff;

  •
  Review with external auditors, internal auditors and the financial and accounting management of Novartis whether the accounting policies and financial controls are appropriate, adequate and effective;

  •
  Meet with management and the external auditors to review the financial statements and Annual Report;

  •
  Review internal control processes and procedures, including those for the management of business risk;

  •
  Review all relationships between Group companies and external auditors;

  •
  Review the processes and procedures for ensuring compliance with laws and internal regulations (such as the Novartis Code of Conduct);

  •
  Oversee Novartis' commitments as a subscriber to the UN's Global Compact initiative.

THE CORPORATE GOVERNANCE AND NOMINATION COMMITTEE: The Corporate Governance and Nomination Committee is composed of four independent Directors. The Corporate Governance and Nomination Committee develops corporate governance principles and recommends these to the Board for approval. Its duties include the regular review of the Articles of Incorporation with a view to reinforcing shareholder rights, and of the composition and size of the Board and its committees. The Corporate Governance and Nomination Committee conducts an annual evaluation of the Board as a whole and gives guidance to the Directors on how to avoid potential conflicts of interest.

The Corporate Governance and Nomination Committee also proposes to the Board of Directors individuals who are qualified to become (or be re-elected as) Board members.

MEETINGS OF THE NON-EXECUTIVE DIRECTORS: The non-executive independent directors held 2 private sessions chaired by the Lead Director, Professor Sihler.

CHANGE OF CONTROL AND DEFENSE MEASURES The Swiss Stock Exchange Act provides that whoever acquires more than 33 1/3% of the equity securities of a company shall be required to make a bid for all listed equity securities of that company. In its Articles of Incorporation a company may increase this threshold to 49% (opting up) or, under certain circumstances, waive the threshold (opting out). Novartis has not adopted any such measures in deviation from the rules applicable to it under the Swiss Stock Exchange Act.

The employment agreements with four members of senior Management contain change-of-control provisions whereby their normal contractual notice period of 36 months is extended by 24 months during the 12 months following a change of control as defined in those agreements. One executive has a provision where- by the normal contractual notice period of 12 months is extended by 12 months during the 12 months following a change of control. One executive has a provision whereby the normal contractual notice period of 12 months is extended such that the employment agreement may not be terminated with effect prior to 24 months

DOCUMENTATION

The following documents describe the Corporate Governance standards applied by Novartis:

  •
  Articles of Incorporation

  •
  Regulations of the Board and Committee Charters, including the independence criteria for Board and Audit and Compliance Committee members.

These documents can be ordered from the Corporate Secretary Bruno Heynen, CH-4056 Basel. They also are available on the Novartis website:

  www.novartis.com/investors/en/corporate_governance

COMPENSATION

NON-EXECUTIVE DIRECTORS' COMPENSATION

The Compensation Committee advises the Board of Directors on the compensation of Non-Executive Directors. Non-Executive Directors receive an annual retainer in an amount that varies with the Board and Committee responsibilities of the Director. Directors receive no additional fees for attending meetings or acting as committee chairs.

Directors can choose to receive the annual retainer in cash, shares, or a combination thereof. As of January 1, 2003, we no longer offer share options to Directors, or grant shares to Directors in acknowledgement of business performance. Directors are reimbursed for travel and other necessary business expenses incurred in the performance of their services.

2005 DIRECTORS' COMPENSATION

Members of the Board of Directors

	Annual Cash Compensation (CHF)	Shares (number)

Daniel Vasella, M.D. Chairman Chairman's Committee (Chair)	(please refer to the table on page 91)
Helmut Sihler, J.D., Ph.D. Vice Chairman, Lead Director Chairman's Committee (Member) Compensation Committee (Chair) Audit and Compliance Committee (Chair) Corporate Governance Committee (Member)	979 463	—
Hans-Joerg Rudloff Vice Chairman Chairman's Committee (Member) Compensation Committee (Member) Audit and Compliance Committee (Member) Corporate Governance Committee (Member)	717 104	—
Dr. h.c. Birgit Breuel Audit and Compliance Committee (Member)	452 870	—
Peter Burckhardt, M.D.	347 551	—
Srikant Datar, Ph.D.	301 000	2 246
William W. George Chairman's Committee (Member) Compensation Committee (Member) Corporate Governance Committee (Chair)	331 250	3 460
Alexandre F. Jetzer(1)	348 676	—
Pierre Landolt	224 930	2 155
Ulrich Lehner, Ph.D. Chairman's Committee (Member) Audit and Compliance Committee (Member)	120 100	6 265
Dr. Ing. Wendelin Wiedeking	106 179	4 222
Rolf M. Zinkernagel, M.D.(2)Corporate Governance Committee (Member)	664 631	—
Total	4 593 754	18 348

(1)
In addition he was paid CHF 140 000 for other consulting services.

(2)
Includes CHF 250 000 for acting as the Board's delegate in the scientific advisory boards of the Genomics Institute of the Novartis Research Foundation (GNF) and the Novartis Institute for Tropical Diseases (NITD).

OWNERSHIP OF NOVARTIS SHARES AND SHARE OPTIONS BY THE NON-EXECUTIVE DIRECTORS

In December 2003 the Board of Directors adopted a share ownership guideline, under which Non-Executive Directors are required to own at least 5 000 Novartis shares within three years after joining the Board. The total number of Novartis shares owned as of December 31, 2005, by the Non-Executive Directors and persons closely linked to them was 401 288. "Persons closely linked to them" are (i) their spouse, (ii) their children below age 18, (iii) any legal entities that they own or otherwise control, or (iv) any legal or natural person who is acting as their fiduciary.

No Non-Executive Director owned 1% or more of our outstanding shares. As of December 31, 2005, the individual ownership of Novartis shares by the Non-Executive Directors (including persons closely linked to them) was as follows:

BENEFICIAL OWNER

Number of Shares Owned Directly or Indirectly

Daniel Vasella, M.D.	(please refer to the table on page 93)
Helmut Sihler, J.D., Ph.D.	34 304
Hans-Joerg Rudloff	109 791
Dr. h.c. Birgit Breuel	5 000
Peter Burckhardt, M.D	15 264
Srikant Datar, Ph.D.	7 272
William W. George	115 709
Alexandre F. Jetzer	60 621
Pierre Landolt	11 342
Ulrich Lehner, Ph.D.	11 385
Dr.-Ing. Wendelin Wiedeking	11 978
Rolf M. Zinkernagel, M.D.	18 622

Total	401 288

As of the same date, the Non-Executive Directors held a total of 256 483 Novartis share options. The number of share options granted and exercise prices have been adjusted to reflect the share split of 1:40 in 2001. Broken down by grant year, the number of options held for the last 5 years are:

Grant Year	Options Held (number)	Exchange Ratio	Exercise Price (CHF)	Term Life (years)

2002	96 363	1:1	62.0	9
2001	68 280	1:1	70.0	9
	10 000	1:1	62.6	10

COMPENSATION FOR FORMER DIRECTORS AND EXECUTIVES

In 2005, a total amount of USD 101 465 was paid to two former members of the Board and USD 991 857 to three former Executives.

EXECUTIVE COMPENSATION POLICY

Novartis' compensation programs are designed to attract, retain and motivate the high-caliber executives, managers and associates who are critical to the success of the Group. Globalization of labor markets for specialists and executives has led to a rapid convergence between US and European principles of compensation and a strong focus on long-term, equity-based forms of programs. Overall, the intention of these programs is to provide compensation opportunities that:

  •
  Are comparable to those provided by a selected group of industry-specific competitors;

  •
  Support a performance-oriented culture that allows high performers to achieve superior rewards; and

  •
  Align executives, management and associates to create sustainable shareholder value.

Total actual compensation delivered may reach levels comparable to the upper quartile of our peer companies if superior performance is achieved. Annual cash and equity incentive awards are based on both, overall Group or affiliate company and individual performance. Long-term incentive awards include share options and other forms of equity participation. Executive compensation programs strongly encourage significant levels of share ownership and put a high portion of total compensation at risk, subject to individual and company performance and the appreciation of Novartis shareholder value. In addition, to further strengthen the Company's ownership philosophy, the Board of Directors established in 2003 share ownership guidelines under which designated executives are required to own a multiple of their base salary in Novartis shares. Compensation programs and levels are reviewed regularly, based on publicly available data and the analysis of external compensation advisors. The Compensation Committee believes that this position is consistent with the performance of the Group and its evaluation of the external market.

COMPENSATION PROGRAM DESCRIPTIONS

The total compensation package for each executive consists of the three basic components discussed in more detail below.

SALARIES:    The 2005 salaries of the Executive Committee members are shown in the "Salary" column of the 2005 Summary Compensation Table on page 91.

ANNUAL INCENTIVE AWARDS:    Under the annual incentive plan, awards are made each year based on the achievement of predetermined Group, or affiliated company and individual performance objectives. Below a certain performance threshold, no awards may be granted under the plan.

LONG-TERM INCENTIVE COMPENSATION:    Long-term incentive compensation, in the form of share options, shares contingent on performance, and restricted shares, comprises a major portion of the total compensation package for executives. In any given year, an executive may be offered share options, performance-contingent shares, and/or restricted shares. Below a threshold level of performance, no awards may be granted under the plan.

A) NOVARTIS EQUITY PLAN "SELECT"

In 2004, the Board of Directors adopted a modification to the Share Option Plans described below. Under the plan called "Select," participants have the choice to receive their equity award in the form of share options, or restricted shares. An exchange ratio of share options to shares is set by the Board. For 2005, four share options could be exchanged for one share. Shares granted have a restriction period identical to the vesting period of the share options.

SELECT REST OF WORLD PLAN:    Under the Plan, Non-Executive Directors (through 2002), executives and other selected employees of Group companies (collectively, the "Participants") may receive equity awards. These equity awards are made both in recognition of past performance and as an incentive for future contributions by the Participants. They allow the Participants to benefit as the price of the shares increases over time, and so provide a long-term incentive for improvements in our profitability and success. The share options are tradable; therefore they can be used to purchase the underlying Novartis share or they can be transferred to a market maker. If a Participant voluntarily leaves Novartis, equity not yet vested generally forfeit. In 2004, the vesting period for the Plan was changed from a two-year vesting period to a three-year vesting period for most countries. Due to pending tax legislation in Switzerland, it was decided not to implement the three-year vesting period in Switzerland. The current view is that the new law will come into force in 2007, at which point the vesting period might be reviewed. The share options under the Select Rest of World Plan are granted at a strike price corresponding to the market price of the underlying share at the time of grant, have a term of ten years and an exchange ratio of 1:1.

SELECT US PLAN:    Introduced in 2001, the Plan provides for equity awards for US-based Non-Executive Directors (through 2002), officers and other selected employees, thus replacing a Share Appreciation Rights Plan. The terms and conditions of the US plan are substantially equivalent to the Select Rest of World Plan. As of 2004, share options granted under the plan are tradable share options on ADS.

B) OTHER LONG-TERM INCENTIVE PLANS

We offer to nominated executives a Long-Term Performance Plan, a Leveraged Share Savings Plan and a Restricted Share Plan. These plans are designed to foster long-term commitment of eligible employees by aligning their incentives with our performance.

LONG-TERM PERFORMANCE PLAN:    Under the Long-Term Performance Plan, participants are awarded the right to earn Novartis shares. Actual payouts, if any, are determined with the help of a formula which measures, among other things, our performance using economic value added relative to predetermined plan targets. Additional functional objectives may be considered in the evaluation of performance. If performance is below the threshold level of the predetermined targets, then no shares will be earned. To the extent the performance exceeds the threshold performance level, participants are eligible to receive an increasing amount of Novartis shares, up to the maximum cap. Payout of shares is amongst others conditioned on the participant remaining in the employ of a Novartis affiliate at the time of payout.

LEVERAGED SHARE SAVINGS PLAN:    There are two separate Leveraged Share Savings Plans. Under both plans participants receive their Annual Incentive Award in shares at the fair market price of the share on the grant date. Under the first plan, participating executives are free to sell part or all of these shares immediately. Shares not immediately sold are blocked for five years after the grant date. After expiration of the blocking period, the respective shares are matched with an equal number of shares. Under the second plan, associates with a Swiss employment contract are free to sell 50% or 100% of these shares immediately. Shares held under the plan have a three-year blocking period and are matched at the end of the blocking period with one share for every two shares that were blocked. A participating employee may only take part in one plan per year. Generally, no matching shares will be granted if an associate voluntarily leaves Novartis prior to expiration of the blocking period.

RESTRICTED SHARE PLAN:    Under the Restricted Share Plan, associates may be granted restricted share awards either as a result of a general grant or as a result of an award based on having met certain performance criteria. Shares granted under this Plan generally have a five-year vesting period. If a participant voluntarily leaves Novartis, unvested shares generally forfeit.

EMPLOYEE BENEFITS

Employee benefits offered to executives are designed to be competitive and to provide a safety net against the financial catastrophes that can result from disability or death, and to provide a reasonable level of retirement income based on years of service with Novartis.

EVALUATION OF THE EXECUTIVE COMMITTEE MEMBERS' PERFORMANCE

The Compensation Committee and the Board of Directors meet without the Chairman and CEO to evaluate his performance, and with the Chairman and CEO to evaluate the performance of other Executive Committee members. The bonuses and long-term incentives for 2004 and the base salaries for 2005 were discussed and approved at the meetings of the Compensation Committee held in January 2005. The decisions on compensation of Executive Committee members were mainly based on individual performance evaluations whereby market conditions were taken into consideration. The Compensation Committee considered management's achievement of short- and long-term goals, including revenue growth, economic value creation (operating and net income, earnings per share and economic value added) and ongoing efforts to optimize organizational effectiveness and productivity. The Compensation Committee also takes into consideration management's responses to the changes in the global marketplace and the strategic position of the Group. The performance measures were weighted subjectively by each member of the Compensation Committee.

SUMMARY

The Compensation Committee believes that the compensation practices and compensation philosophy of Novartis align executive and shareholder interests. Ongoing adaptation of the programs and practices further allowed the Company to attract, retain and motivate the key talent Novartis needs to continue to compete and provide a strong return to shareholders.

EXECUTIVE COMPENSATION

In 2005, there were 20 Executive Committee members, Permanent Attendees to the Executive Committee and Business Unit Heads ("Executives"), including those who retired or terminated their employment in 2005. In total, the Executives received USD 10 649 000 in salaries and USD 3 638 000 in cash bonuses. The number of share options granted was 3 242 269 and the number of shares granted was 653 787. Other compensation in the amount of USD 3 384 000 was set aside for their pension, retirement and other benefits. Compensation represents all payments made in 2005; however, cash bonuses and long-term compensation are based on 2004 business performance. For the compensation of key management, consisting of the Executives and non-executive Directors based on International Financial Reporting Standards, see Note 28 of the consolidated financial statements. The following summary compensation table provides details on the 2005 compensation of the Executive Committee members in their respective currencies.

2005 SUMMARY COMPENSATION TABLE

	Annual Compensation			Long-Term Compensation
Name and Principal Position	Currency	Salary	Annual Incentive	Restricted Share Awards (number)(1)	Unrestricted Share Awards (number)(2)	Share Options (number)(3)	All Compensation(4)	Other Total(5)

Daniel Vasella, M.D. Chairman & CEO	CHF	3 000 000	—	104 439	104 439	1 387 790	413 474	21 257 120

Urs Baerlocher, J.D. Head of Legal & General Affairs	CHF	816 667	—	59 438	10 444	0	155 500	3 213 947

Raymund Breu, Ph.D. Chief Financial Officer	CHF	1 041 667	—	20 888	13 055	496 381	165 960	5 334 353
Juergen Brokatzky-Geiger, Ph.D. Head of Human Resources	CHF	591 667	—	18 106	5 745	34 127	153 927	2 131 759

Paul Choffat, J.D. Head of Consumer Health	CHF	816 668	360 000	6 267	9 052	223 372	159 840	3 492 624

Thomas Ebeling Head of Pharmaceuticals	CHF	1 083 333	1 260 000	20 000	19 583	651 500	255 787	8 623 001

Mark C. Fishman, M.D. Head of Biomedical Research	USD	870 833	13 095	52 744	13 674	151 659	195 923	6 206 106

(1)
The Restricted Share Awards include shares granted under the Leveraged Share Savings Plan, shares granted under the Novartis Equity Plan "Select" and other restricted share grants.

(2)
The Unrestricted Share Awards include shares granted under the Long-Term Performance Plan.

(3)
The share options granted provide the right to purchase one share per option. Share options granted under the Novartis Equity Plan "Select" have an exercise price of CHF 57.45 per share which corresponds to the market price at grant. The options have a cliff-vesting period of two years after the date of grant and will expire on February 3, 2015. The tradable share options have a tax value of CHF 6.12 per option. Share options granted under the US Plan have an exercise price of USD 47.84 per share which corresponds to the market price at grant. The options have a cliff-vesting period of three years after the date of grant and will expire on February 3, 2015. The tradable share options have a value of USD 12.85 per option, calculated based on the trinomial method.

(4)
Amounts include payments made by Novartis to the Management Pension Fund, a defined-contribution plan and other benefits.

(5)
The total compensation amounts have been calculated using the taxable value or trinomial value of the shares and share options granted.

DISTRIBUTION OF SHARE OPTIONS GRANTED TO EMPLOYEES

Under the Novartis Equity Plan "Select" described above, a total number of 17 million share options and 3 565 213 shares were granted to 8 208 participants in 2005. Under the plan, 17% of the equity valued at the time of grant were granted to the Executives.

As of December 31, 2005, a total number of 59.3 million share options was outstanding, providing the right to an equal number of shares, which corresponds to 2.2% of the total number of Novartis AG issued shares.

OWNERSHIP OF NOVARTIS SHARES AND SHARE OPTIONS BY THE EXECUTIVES

The total number of Novartis shares owned by the 16 Executives in office as of December 31, 2005, and persons closely linked to them was 2 278 812. "Persons closely linked to them" are (i) their spouse, (ii) their children below the age of 18, (iii) any legal entities that they own or otherwise control, and (iv) any legal or natural person who is acting as their fiduciary. No Executive owned 1% or more of our outstanding shares. As of December 31, 2005, the individual ownership of Novartis shares of the Executive Committee members (including persons closely linked to them) was as follows:

Number of Shares Owned Directly or Indirectly

Daniel Vasella, M.D.	1 043 411

Urs Baerlocher, J.D.	213 985

Raymund Breu, Ph.D.	255 686

Juergen Brokatzky-Geiger, Ph.D.	35 329

Paul Choffat, J.D.	37 079

Thomas Ebeling	114 391

Mark C. Fishman, M.D.	101 206

Total	1 801 087

The 16 Executives in office as of December 31, 2005, held a total of 5 982 362 Novartis share options. The number of share options and exercise price were adjusted to reflect the share split of 1:40 in 2001. Broken down by grant year since 2001, the numbers of share options held are:

Grant Year	Options Held(1) (number)	Conversion Rate	Exercise Price (CHF)	Term Life (years)

2005	3 204 583	1:1	57.45	10

2004	1 607 802	1:1	57.45	10

2003	799 636	1:1	49.00	9

2002	295 681	1:1	62.00	9

2001	63 700	1:1	70.00	9

(1)
The number of share options held includes share options granted under the Novartis Share Option Plan and the US ADS Incentive Plan.

BENEFIT PLANS

SWISS EMPLOYEE BENEFIT PLANS

(A)  SWISS PENSION FUND

The Swiss Pension Fund is a defined-benefit fund that provides retirement benefits and risk insurance for death or disability. The Swiss Pension Fund is funded by contributions from Group companies and the insured employees. The Swiss Pension Fund insures remuneration up to a maximum of CHF 220 000 per year, reduced with a coordinating offset of 30% of salary up to a maximum of CHF 24 120. The maximum retirement pension is 60% of the insured remuneration after 40 years of contribution. The table shows the annual pension benefit by base salary and years of service. In 2005, Novartis contributed on average CHF 18 650 to the Pension Fund for each of the six Swiss-based Executive Committee members.

(B)  SWISS MANAGEMENT PENSION FUND

The Swiss Management Pension Fund is basically a definedcontribution plan and provides retirement benefits and risk insurance for death and disability for components of remuneration not covered by the Swiss Pension Fund. Swiss law provides certain minimum requirements, e.g. return on employee contributions; however, these requirements do not substantially affect the "defined-contribution-character" of the pension plan. Employees exceeding the maximum insurable remuneration of the Swiss Pension Fund are eligible for the Swiss Management Pension Fund. The benefits under the Swiss Management Pension Fund are granted in addition to those of the Swiss Pension Fund. The Swiss Management Pension Fund is funded through contributions by Novartis and the employee.

SWISS PENSION FUND

Years of Service
Base Salary (CHF)	15	20	25	30	35	40

100 000	17 076	22 764	28 464	34 152	39 840	45 528

140 000	26 076	34 764	43 464	52 152	60 840	69 528

180 000	35 076	46 764	58 464	70 152	81 840	93 528

220 000	44 076	58 764	73 464	88 152	102 840	117 528

over 220 000	44 076	58 764	73 464	88 152	102 840	117 528

US-BASED EMPLOYEE PENSION PLAN

The Pension Plan for certain US-based employees of Novartis Corporation (Pension Plan) is a funded, tax-qualified, non contributory defined-benefit pension plan that covers certain employees of Novartis Corporation and its US affiliates, including Dr. Fishman. The Pension Plan provides for different pension formulas, depending on which Novartis company is the employer of a particular employee. The pension formula in which Dr. Fishman participates under the Pension Plan is a pension equity (PEP) formula. Benefits under the PEP formula are based upon an employee's highest average earnings for a five-calendar-year period during the last ten calendar years of service with Novartis and the employee's accumulated PEP credits (expressed as a percentage of final average earnings, and ranging from 2% to 13% for each year of service based on the employee's attained age in a particular year), and are payable after retirement in the form of an annuity or a lump sum. The amount of annual earnings covered by the Pension Plan is generally equal to the employee's base salary and annual bonus. The amount of annual earnings that may be considered in calculating benefits under the Pension Plan is limited by law. For 2005, the annual limitation was USD 210 000. Novartis Corporation and its US affiliates also maintain various unfunded supplemental pension plans, each of which provides its respective employees with an amount substantially equal to the difference between the amount that would have been payable under the Pension Plan in the absence of legislation limiting pension benefits and the annual earnings that may be considered in calculating pension benefits under tax-qualified pension plans, and the amount actually payable under the Pension Plan.

US-BASED DEFINED-CONTRIBUTION PROGRAM

Employees of Business Units located in the US, including Dr. Fishman, generally are eligible to participate in tax-qualified definedcontribution plans through which they may contribute a portion of their annual compensation (subject to the annual limitation described above) and receive a Company match that is generally USD 1 for each USD 1 contributed by the employee, up to 6% of the employee's annual compensation. In addition, employees of certain Business Units are eligible to receive a retirement contribution equal to 3% of their annual compensation (subject to the annual limitation described above) in lieu of the pension benefits they may otherwise have been eligible to receive under the Pension Plan. Dr. Fishman is not eligible to receive this 3% retirement contribution. Novartis Corporation and its US affiliates also maintain various unfunded supplemental defined-contribution plans, each of which provides its respective employees with an amount substantially equal to the difference between the amount that would have been payable under the applicable defined-contribution plan in the absence of legislation limiting retirement benefits and the annual earnings that may be considered in calculating matching contributions and retirement contributions under taxqualified defined-contribution plans, and the amount actually payable under such plans.

PERSONAL LOANS AND SEVERANCE AGREEMENTS

No loans were granted to the Executives during 2005 or were outstanding as of December 31, 2005. During 2005, one Executive received USD 327 942 as severance.

AUDIT AND COMPLIANCE COMMITTEE

Management is responsible for creating the financial statements and managing the reporting process. Further, Management is responsible for designing internal controls over financial reporting and assessing and reporting on the effectiveness of those internal controls. The Audit and Compliance Committee (the "ACC") reviews the Group's financial reporting process on behalf of the Board of Directors.

For each quarterly and annual financial release, Management's Disclosure Review Committee reviews the release for accuracy and completeness of the release's disclosures. The decisions taken by the Disclosure Review Committee are reviewed with the ACC before publication of the financial release.

The internal audit function, which reports to the Chairman and works closely with the ACC, reviews the effectiveness, efficiency and appropriateness of the internal control systems, particularly regarding the protection of assets, the completeness and accuracy of operational and financial information (with emphasis on internal reporting) and the adherence to Novartis Group guidelines.

The independent auditor, PricewaterhouseCoopers AG (PwC), is responsible for expressing an opinion on the conformity of the audited financial statements with International Financial Reporting Standards ("IFRS") and compliance with Swiss law. Additionally, PwC is responsible for expressing an opinion on Management's assessment of the effectiveness of internal control over financial reporting and for providing an opinion on the effectiveness of internal control over financial reporting.

The ACC is responsible for overseeing the conduct of these activities by the Group's Management and PwC. During 2005, the ACC held 9 meetings. PwC attended all meetings of the ACC and all matters of importance were discussed. PwC also attended one meeting of the Board of Directors of the Group. PwC provided to the ACC the written disclosures required by US Independence Standards Board Standard No. 1 (Communications with Audit Committees), and the ACC and PwC have discussed the auditors' independence from the Group and its Management.

Based upon the reviews and discussions with Management and the independent auditors referred to above, the ACC recommended to the Board of Directors, and the Board approved, inclusion of the audited financial statements in the Group's Annual Report for the year ended December 31, 2005.

DURATION OF THE MANDATE AND TERMS OF OFFICE OF THE INDEPENDENT AUDITORS

The ACC proposed to the Board of Directors the independent auditor for election at the Annual General Meeting. PwC assumed the existing auditing mandate for Novartis in 1996. The head auditors responsible for the mandate, Mr. Robert Muir and Mr. Daniel Suter, began serving in their roles in 2005 and 2003, respectively.

POLICY ON PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES OF INDEPENDENT AUDITORS

The ACC's policy is to pre-approve all audit and non-audit services provided by PwC. These services may include audit services, audit-related services, tax services and other services, as described below. Pre-approval is detailed as to the particular service or categories of services, and is subject to a specific budget.

PwC and Management report to the ACC regarding the extent of services provided in accordance with this pre-approval and the fees for the services performed to date on a quarterly basis. The ACC may also pre-approve additional services on a case-by-case basis.

INDEPENDENT AUDITOR FEES

The following fees were charged for professional services rendered by PwC for the 12-month period ended December 31:

	2005 USD 000	2004 USD 000

Audit Services	18 847	19 561

Audit-Related Services	1 772	4 506

Tax Services	686	941

Other Services	136	8

Total	21 441	25 016

The total of Audit-Related, Tax and other Services was USD 2 594 000 for 2005 and USD 5 455 000 for 2004.

AUDIT SERVICES are defined as the standard audit work that needs to be performed each year in order to issue opinions on the consolidated financial statements of the Group, to issue opinions relating to Management's assessment of internal controls over financial reporting and the effectiveness of the Group's internal controls over financial reporting, and to issue reports on local statutory financial statements. Also included are services that can only be provided by the Group auditor, such as auditing of nonrecurring transactions and application of new accounting policies, audits of significant and newly implemented system controls, pre-issuance reviews of quarterly financial results, consents and comfort letters and any other audit services required for US Securities and Exchange Commission or other regulatory filings.

AUDIT-RELATED SERVICES include those other assurance services provided by the independent auditor but not restricted to those that can only be provided by the auditor signing the audit report. They comprise amounts for services such as acquisition due diligence, audits of pension and benefit plans, contractual audits of third-party arrangements, assurance services on corporate citizenship reporting, and consultation regarding new accounting pronouncements.

TAX SERVICES represent tax compliance and other services and expatriate and executive tax return services.

INFORMATION POLICY

INTRODUCTION

Novartis is committed to open and transparent communication with its shareholders, potential investors, financial analysts, customers, suppliers and other interested parties. Novartis ensures that material information pertaining to its businesses is timely and broadly disseminated in a manner that complies with its obligations under the rules of both the Swiss Stock Exchange and the New York Stock Exchange. Novartis voluntarily complies with Regulation FD of the United States Securities & Exchange Commission (SEC). In an effort to help stakeholders better understand the progress of our business, Novartis makes forward-looking statements which reflect its Management's understanding of the Group's situation and performance as of the date of such statements.

MATERIALS

Novartis publishes each year a detailed Annual Report to its shareholders, which provides information on the results of its various businesses. The Annual Report also provides information on developments in the Group's efforts regarding Corporate Citizenship, Health, Safety and Environment and Human Resources. Central to the Annual Report is one section entirely devoted to Corporate Governance and another to the audited financial statements of the reported year. Novartis' financial statements are produced following the International Financial Reporting Standards (IFRS) and a bridging statement to US GAAP is offered. Apart from the Annual Report, Novartis also produces an annual report on Form 20-F, which is filed with the SEC.

Since 2003 Novartis has published its results, on a quarterly basis, in a Form 6-K to the SEC. Financial results releases are disseminated in the same manner as press releases. The quarterly results press releases contain unaudited financial statements in accordance with IFRS and US GAAP.

Novartis issues press releases from time to time regarding developments in its various businesses and other activities in which the Group and its Affiliates involve themselves. All releases are disseminated broadly and simultaneously pursuant to the rules and regulations of the Swiss and New York Stock Exchanges. Press releases relating to financial results and material events are also filed with the SEC under Form 6-K. An archive containing Annual Reports to Shareholders, annual reports to the SEC on Form 20-F, and quarterly results releases as well as related materials, such as slide presentations and conference call webcasts, can be found on the Novartis Investor Relations website (www.novartis.com/investors) and is accessible to anyone, irrespective of whether or not that person is a shareholder. A press release archive is maintained on the Novartis website at: www.novartis.com/news/en/media.shtml

Information contained in all reports and releases is deemed correct and accurate at the time of release. Novartis does not update past releases to take into account changes in the marketplace or our businesses.

INVESTOR RELATIONS PROGRAM

Novartis runs an Investor Relations program, which includes the following:

  •
  A Full-Year Results presentation;

  •
  Investor Events focusing on the Novartis Pharmaceutical Pipeline;

  •
  Themed events, covering areas of interest such as therapeutic advances in medicine, pharmaceutical research or the generics business (Sandoz);

  •
  One-on-one and group meetings with Investors and Analysts at a Novartis site or during roadshows at major financial centers;

  •
  Conference calls for quarterly results or in conjunction with other press releases;

  •
  Presentations at broker-sponsored industry conferences.

These activities focus on recently announced activities or financial results and are conducted in line with stock exchange disclosure rules and Regulation FD.

Presentations to the financial community are regularly posted in an archive on the Investor Relations website, as audio webcasts and/or pdf documents for slide presentations. These presentations are not regularly updated, but reflect the developments within the company over time.

Novartis Investor Relations is managed out of headquarters in Basel, Switzerland. A team of professionals is located in New York to assist in coordinating responses to inquiries from the US. Their contact details as well as an Investor Relations mailbox are made available on the Novartis Investor Relations website (www.novartis.com/investors).

Through the Internet there is also an opportunity to sign up for the Investor Relations e-mail distribution system.

PERFORMANCE GRAPH

This graph compares our total shareholder returns, the Morgan Stanley World Pharmaceuticals Index (MSWPI), and the Swiss Market Index (SMI). The graph assumes CHF 100 invested in Novartis at the closing price on December 31, 1995—and an equal amount invested in each of the indices.

	Dec 95	Dec 96	Dec 97	Dec 98	Dec 99	Dec 00	Dec 01	Dec 02	Dec 03	Dec 04	Dec 05

Novartis	100	147	244	281	247	317	269	230	260	270	330

MSWPI	100	142	221	292	302	380	334	229	237	219	261

SMI	100	122	197	228	245	268	215	158	191	201	273

BOARD OF DIRECTORS

DANIEL VASELLA, M.D.
Chairman and CEO
Swiss, age 52

HELMUT SIHLER, J.D., PH.D.
Vice Chairman and Lead Director
Austrian, age 75

HANS-JOERG RUDLOFF
Vice Chairman
German, age 65

DR. H.C. BIRGIT BREUEL
German, age 68

PETER BURCKHARDT, M.D.
Swiss, age 67

SRIKANT DATAR, PH.D.
American, age 52

WILLIAM W. GEORGE
American, age 63

ALEXANDRE F. JETZER
Swiss, age 64

PIERRE LANDOLT
Swiss, age 58

ULRICH LEHNER, PH.D.
German, age 59

DR. ING. WENDELIN WIEDEKING
German, age 53

ROLF M. ZINKERNAGEL, M.D.
Swiss, age 61

HONORARY CHAIRMEN

ALEX KRAUER, PH.D.
MARC MORET, PH.D.

CORPORATE SECRETARY

INGRID DUPLAIN, J.D.
BRUNO HEYNEN *

*Effective October 1, 2005.

Name	Function at Novartis AG	Activities in governing or supervisory bodies	Professional Background	Permanent management or Consultancy engagements

DANIEL VASELLA, M.D. Swiss, age 52	Since 1996 Daniel Vasella has served as Chief Executive Officer of the Group and as executive member of the Board of Directors. In 1999 he additionally was appointed Chairman of the Board of Directors.	Daniel Vasella is also a member of the Board of Directors of Pepsico, Inc.*, United States, a member of the Board of Dean's Advisors at the Harvard Business School, and a member of the INSEAD Board of Directors.	Daniel Vasella graduated with an M.D. from the University of Bern in 1979. After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the US in 1988. From 1993 to 1995, Daniel Vasella advanced from Head of Corporate Marketing and Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, Daniel Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd. He received the Harvard Business School's Alumni Achievement Award, the Appeal of Conscience Award, as well as the AJ Congress Humanitarian Award and numerous other awards. In 2002, Dr. Vasella was awarded an honorary doctorate by the University of Basel. He has been honored with the Ordem Nacional do Cruzeiro do Sul (Brazil) and holds the rank of Chevalier in the Ordre National de la Legion d'Honneur (France).	Daniel Vasella is a member of the Chairman's Council of DaimlerChrysler AG, Germany. In addition, he is President of the International Federation of Pharmaceutical Manufacturers Associations, a member of the International Board of Governors of the Peres Center for Peace in Israel and a member of the International Business Leaders Advisory Council for the Mayor of Shanghai. He also serves as a member of several industry associations and educational institutions.

HELMUT SIHLER, J.D., PH.D. Austrian, age 75	Helmut Sihler became Vice Chairman in 1996. He became Lead Director in 1999 and is a member of the Chairman's Committee and the Corporate Governance and Nomination Committee. He chairs the Audit and Compliance Committee and the Compensation Committee. He qualifies as a Non-Executive, independent Director and the Board has decided that he is adequately qualified in financial matters in accordance with applicable regulations to chair the Audit and Compliance Committee.	Helmut Sihler is Chairman of the Supervisory Board of Dr. Ing. h.c. F. Porsche AG*, Germany.	Helmut Sihler studied philology and law in Graz, Austria and Burlington, Vermont (US) and graduated with a Ph.D. in philology and a J.D. In 1957, he joined Henkel KGaA, Germany, initially holding several positions in the marketing department for consumer goods. From 1980 to 1992, Helmut Sihler was Chairman of the Central Board of Management of Henkel KGaA. In 1988 and 1989, Helmut Sihler was President of the Association of the German Chemical Industry. Helmut Sihler was ad interim CEO of Deutsche Telekom AG, Germany, from July to November 2002.

*
publicly listed companies

Name	Function at Novartis AG	Activities in governing or supervisory bodies	Professional Background	Permanent management or Consultancy engagements

HANS-JOERG RUDLOFF German, age 65	Since 1996 Hans-Joerg Rudloff has served as Vice Chairman. In 1999, he became a member of the Chairman's Committee and the Compensation Committee and since 2002 he has been a member of the Corporate Governance and Nomination Committee. He qualifies as an independent, Non-Executive Director. Since 2004 Hans-Joerg Rudloff has been a member of the Audit and Compliance Committee.	Hans-Joerg Rudloff joined Barclays Capital* in 1998, where he is presently Chairman. Hans-Joerg Rudloff also serves on a number of boards of other companies, including the Boards of Directors of the TBG Group (Thyssen-Bornemisza Group), Monaco, Marcuard Group, Geneva, RBC, Russia and ADB Consulting, Geneva, Switzerland.	Hans-Joerg Rudloff studied economics at the University of Bern and graduated in 1965. He joined Credit Suisse in Geneva and moved to New York in 1968 to join the investment banking firm of Kidder Peabody Inc. He was in charge of the Swiss operation and was elected Chairman of Kidder Peabody International and a member of the Board of Kidder Peabody Inc. in 1978. In 1980 he joined Credit Suisse First Boston and was elected Vice Chairman in 1983 and Chairman and CEO in 1989. From 1986 to 1990 Hans-Joerg Rudloff was also a member of the Executive Board of Credit Suisse in Zurich in charge of all securities and capital market departments. From 1994 to 1998 Hans-Joerg Rudloff was Chairman of MC-BBL in Luxembourg. In 1994, Hans-Joerg Rudloff was elected to the Board of Directors of Sandoz AG.	Hans-Joerg Rudloff is a member of the Advisory Board of the MBA program of the University of Bern, Switzerland, of Landeskreditbank Baden-Württemberg, Germany, and EnBW (Energie Baden-Württemberg), Germany.

DR. H.C. BIRGIT BREUEL German, age 68	Since 1996 Birgit Breuel has served as a Member of the Board. In 1999, she became a member of the Audit and Compliance Committee. She qualifies as an independent, Non-Executive Director.	Birgit Breuel is also a member of the Supervisory Board of Gruner+Jahr AG*, Hamburg, Germany, of WWF, Germany, and of HGV (Hamburger Gesellschaft für Vermögens- und Beteiligungsverwaltung mbH), Germany.	Birgit Breuel studied politics at the Universities of Hamburg, Oxford and Geneva. She was Minister of Economy and Transport (1978-1986) and Minister of Finance (1986-1990) of Niedersachsen (Lower Saxony), the second largest state of Germany. In 1990, Birgit Breuel was elected to the Executive Board of the Treuhandanstalt, which was responsible for the privatization of the former East Germany's economy; in 1991, she also became the President of the Treuhandanstalt. From 1995 to 2000, she acted as the General Commissioner and CEO of the world exhibition EXPO 2000 in Hanover, Germany.

*
publicly listed companies

Name	Function at Novartis AG	Activities in governing or supervisory bodies	Professional Background	Permanent management or Consultancy engagements

PETER BURCKHARDT, M.D. Swiss, age 67	Peter Burckhardt has been a member of the Board of Directors since 1996. He qualifies as an independent, Non-Executive Director.	From 1982 to 2004 Peter Burckhardt has been the Chairman of the Novartis (formerly Sandoz) Foundation for Biomedical Research in Switzerland.	After studying in Basel and Hamburg, Peter Burckhardt graduated with an M.D. from the University of Basel in 1965. He trained from 1966 to 1978 in internal medicine and endocrinology, mainly at the University Hospital of Lausanne, Switzerland, and the Massachusetts General Hospital, Boston, US. Peter Burckhardt was appointed Chief of Clinical Endocrinology in 1978, and full Professor of Internal Medicine and Chairman of the Department of Internal Medicine at the University Hospital of Lausanne in 1982. In addition to his activities as a clinician and academic teacher, Peter Burckhardt conducts clinical research, mainly in bone diseases and calcium metabolism. He has authored more than 300 scientific publications and is an editorial board member of several international scientific journals. He was president of the Swiss Society of Internal Medicine, a member of the appeal committee of the national agency for drug controls and a board member of numerous scientific societies including the Swiss Societies of Nutrition, Clinical Chemistry, Endocrinology, Bone and Mineral Research, and the Committee for Endocrinology of the European Community.	Since 1982, Peter Burckhardt has been the Head of the Department of Internal Medicine at the University Hospital of Lausanne, then chief of medical service A, until 2004. He is treasurer of the International Foundation of Osteoporosis. Since 1990, he has been the organizer and chairman of the International Symposia on Nutrition and Osteoporosis.

SRIKANT DATAR, PH.D. American, age 52	Srikant Datar became a member of the Board in 2003. He is a Non-Executive Director.	Srikant Datar is a member of the Board of Voyan Technology Inc., Santa Clara, California, and of Harvard Business School Interactive, Boston, Massachusetts.	In 1973 Professor Srikant Datar graduated with distinction in mathematics and economics at the University of Bombay. He is Chartered Accountant and holds two masters degrees and a Ph.D. from Stanford University. Professor Datar has worked as an accountant and planner in industry and as a Professor at the Universities of Carnegie Mellon, Stanford and Harvard in the US. He currently holds the Arthur Lowes Dickinson Professorship at Harvard University. His research interests are in the areas of cost management, measurement of productivity, new product development, time-based competition, incentives and performance evaluation. He is the author of many scientific publications and has received several academic awards and honors. Srikant Datar has advised and worked with numerous renowned firms such as Du Pont, General Motors and Mellon Bank in research, development and training.	Srikant Datar is Senior Associate Dean for Executive Education at the Graduate School of Business Administration of Harvard University, Boston, Massachusetts.

*
publicly listed companies

Name	Function at Novartis AG	Activities in governing or supervisory bodies	Professional Background	Permanent management or Consultancy engagements

WILLIAM W. GEORGE American, age 63	In 1999, William W. George was elected as a member of the Board of Directors. In 2000, he became a member of the Compensation Committee. In 2001, he became a member of the Chairman's Committee and also the Chairman of the Corporate Governance and Nomination Committee. He qualifies as an independent, Non-Executive Director.	William W. George is a member of the Boards of Directors of Goldman Sachs* and Exxon Mobil*.	William W. George received his BSIE from Georgia Institute of Technology in 1964 and his MBA from Harvard University in 1966. From 1966 to 1969, he worked in the US Department of Defense as special assistant to the Secretary of the Navy and as assistant to the Comptroller. After having served as President of Litton Microwave Cooking Products, William W. George held a series of executive positions with Honeywell from 1978 to 1989. Thereafter he served as President and Chief Operating Officer of Medtronic, Inc. in Minneapolis, and, from 1991 to 2001, as its Chief Executive Officer. From 1996 to 2002, he was Medtronic's Chairman. He has served as Executive-in-Residence at Yale School of Management and Professor of Leadership and Governance at IMD International in Lausanne, Switzerland.	William W. George is Professor of Management Practice at Harvard Business School. In addition, he is a trustee of the Carnegie Endowment for International Peace. William W. George is the Chairman of the Center for Leadership and Business Ethics.

ALEXANDRE F. JETZER Swiss, age 64	Alexandre F. Jetzer has served as a Director since 1996. He is a Non-Executive Director.	Alexandre F. Jetzer is also a member of the Board of Directors of Clariden Bank, Zurich, Switzerland, of the Supervisory Board of Compagnie Financière Michelin, Granges-Paccot (FR), Switzerland, and of the Board of the Lucerne Festival Foundation, Lucerne, Switzerland.	Alexandre F. Jetzer graduated with Masters of law and economics from the University of Neuchâtel, Switzerland and is a licensed attorney. After serving as General Secretary of the Swiss Federation of Commerce and Industry (Vorort) from 1967 on, Alexandre F. Jetzer joined Sandoz in 1980. In 1981 he was appointed Member of the Sandoz Group Executive Committee in the capacity of Chief Financial Officer (CFO) and, as of 1990, as Head of Management Resources and International Coordination. From 1995 to 1996, he was Chairman and Chief Executive Officer of Sandoz Pharmaceuticals Corporation in East Hanover, New Jersey (US) and he additionally was appointed President and CEO of Sandoz Corporation in New York (NY). After the merger which created Novartis in 1996 until 1999, he served as a member of the Novartis Group Executive Committee and Head of International Coordination, Legal & Taxes.	Consultancy Agreement with Novartis International AG (Government Relations Support).

*
publicly listed companies

Name	Function at Novartis AG	Activities in governing or supervisory bodies	Professional Background	Permanent management or Consultancy engagements

PIERRE LANDOLT Swiss, age 58	Pierre Landolt has served as a Director since 1996. He qualifies as an independent, Non-Executive Director.	Pierre Landolt is President of the Sandoz Family Foundation, Glaris, Switzerland, Chairman of the Board of Directors of Emasan AG, Basel, Switzerland, and of Vaucher Manufacture Fleurier SA, Fleurier, Switzerland. He is a member of the Board of Directors of Syngenta AG*, where he also serves as member of the Audit Committee, and of the Syngenta Foundation for Sustainable Agriculture, both in Basel, Switzerland. In addition, Pierre Landolt is Associate Partner of Banque Landolt & Cie, Lausanne, Switzerland, and Vice Chairman of the Board of Directors of Parmigiani Fleurier SA., Fleurier, Switzerland, and of the Fondation du Montreux Jazz Festival, Montreux, Switzerland.	Pierre Landolt graduated with a Bachelor of Law degree from the University of Paris-Assa. From 1974 to 1976, he worked for Sandoz Brazil SA. In 1977, he acquired an agricultural estate in the Northeast of Brazil, cultivating organic tropical fruit as well as producing dairy products. In 1989, he founded a firm manufacturing and installing irrigation systems. Since 1997 Pierre Landolt has been Associate and Chairman of AxialPar Ltda, São Paulo, a company investing in Sustainable Development. In 2000, he was co-founder of EcoCarbone LLC, Delaware, US, a company focused on the development of carbon sequestration processes in Asia, Africa, South America and Europe.

ULRICH LEHNER, PH.D. German, age 59	Ulrich Lehner was elected to the Board of Directors of Novartis AG in 2002. He is a member of the Audit and Compliance Committee. The Board has appointed him as Audit Committee Financial Expert. He qualifies as an independent Non-Executive Director.	Ulrich Lehner is President and CEO of Henkel KGaA, Germany. He also serves as a member of the Board of Ecolab Inc.*, St. Paul, US, as member of the supervisory board of E.ON AG* and of HSBC Trinkaus & Burkhardt KGaA*, both in Dusseldorf, Germany.	Ulrich Lehner studied business administration and mechanical engineering. From 1975 to 1981, Ulrich Lehner was an auditor with KPMG Deutsche Treuhand-Gesellschaft AG in Düsseldorf. In 1981, he joined Henkel KGaA. After heading the Controlling Department of Fried. Krupp GmbH in Essen, Germany, from 1983 to 1986, he returned to Henkel KGaA as Finance Director. From 1991 to 1994, Ulrich Lehner headed the Management Holding Henkel Asia-Pacific Ltd. in Hong Kong. From 1995 to 2000, he served Henkel KGaA, Düsseldorf, as Executive Vice President, Finance/Logistics (CFO).	Ulrich Lehner is a member of the Advisory Board of Dr. August Oetker KG, Bielefeld, Germany, and of Krombacher Brauerei, Krombach, Germany. He is an Honorary Professor at the University of Munster, Germany

*
publicly listed companies

Name	Function at Novartis AG	Activities in governing or supervisory bodies	Professional Background	Permanent management or Consultancy engagements

DR. ING. WENDELIN WIEDEKING German, age 53	Wendelin Wiedeking was elected as a member of the Board in 2003. He qualifies as an independent, Non-Executive Director.	Wendelin Wiedeking is Chairman of the Executive Board of Dr. Ing. h.c. F. Porsche AG*, Germany.	Born in Ahlen, Germany, Wendelin Wiedeking studied mechanical engineering and worked as a scientific assistant in the Machine Tool Laboratory of the Rhine-Westphalian College of Advanced Technology in Aachen. His professional career began in 1983 as Director's Assistant in the Production and Materials Management area of Dr.-Ing. h.c. F. Porsche AG in Stuttgart-Zuffenhausen. In 1988 he moved to the Glyco Metall-Werke KG in Wiesbaden as Division Manager, where he advanced by 1990 to the position of Chief Executive and Chairman of the Board of Management of Glyco AG. In 1991 he returned to Porsche AG as Production Director. A year later, the Supervisory Board appointed him spokesman of the Executive Board (CEO), and in 1993 its Chairman.

ROLF M. ZINKERNAGEL, M.D. Swiss, age 61	In 1999, Rolf M. Zinkernagel was elected to the Board of Directors of Novartis AG. He has been a member of the Corporate Governance and Nomination Committee since 2001. He qualifies as an independent, Non-Executive Director.	Rolf M. Zinkernagel graduated from the University of Basel with an M.D. in 1970. Since 1992 he has been Professor and Director of the Institute of Experimental Immunology at the University of Zurich. Rolf M. Zinkernagel has received many awards and prizes for his work and contribution to science, the most prestigious being the Nobel Prize for Medicine which he was awarded in 1996. Rolf M. Zinkernagel was a member of the Board of Directors of Cytos Biotechnology AG, Schlieren/Zurich, Switzerland, until April 2003.	Rolf M. Zinkernagel is a member of the Swiss Society of Allergy and Immunology, the American Associations of Immunologists and of Pathologists, the ENI European Network of Immunological Institutions, and President of the Executive Board of the International Union of Immunological Societies (IUIS). He is also a member of the Scientific Advisory Boards of: The Lombard Odier, Darier Hentsch & Cie Bank, Geneva, Switzerland; Bio-Alliance AG, Frankfurt, Germany; Aravis General Partner Ltd., Cayman Islands; Cytos Biotechnology AG, Schlieren/Zurich, Switzerland; Bioxell, Milan, Italy; Esbatech, Zurich, Switzerland; Novimmune, Geneva, Switzerland; Miikana Therapeutics, Fremont CA; Dimethaid, Toronto, Canada; Humab, San Francisco CA, US; xbiotech, Vancouver, Canada; and MannKind, Sylmar CA, US. Rolf M. Zinkernagel is also a Science Consultant to: GenPat77, Berlin/Munich, Germany; Liponova, Hannover, Germany; Solis Therapeutics, Palo Alto, US; Ganymed, Mainz, Germany; and Zhen-Ao Group, Dalian, China.

*
Publicly listed companies

EXECUTIVE COMMITTEE

DANIEL VASELLA, M.D.
Chairman and CEO
Swiss, age 52

URS BAERLOCHER, J.D.
Head of Legal and General Affairs
Member since 1999
Swiss, age 63

RAYMUND BREU, PH.D.
Chief Financial Officer
Member since 1996
Swiss, age 60

JUERGEN BROKATZKY-GEIGER, PH.D.
Head of Human Resources
Member since 2005
German, age 53

PAUL CHOFFAT, J.D.
Head of Consumer Health
Member since 2002
Swiss, age 56

THOMAS EBELING
Head of Pharmaceuticals
Member since 1998
German, age 46

MARK C. FISHMAN, M.D.
Head of Biomedical Research
Member since 2002
American, age 55

ANDREAS RUMMELT, PH.D.
Head of Sandoz
Member since 2006
German, age 49

SECRETARY TO THE EXECUTIVE COMMITTEE

MAX KAUFMANN, PH.D.

DANIEL VASELLA, M.D. Swiss, age 52	Daniel Vasella graduated with an M.D. from the University of Bern in 1979. After holding a number of medical positions in Switzerland, he joined Sandoz Pharmaceuticals Corporation in the US in 1988. From 1993 to 1995, Daniel Vasella advanced from Head of Corporate Marketing and Senior Vice President and Head of Worldwide Development to Chief Operating Officer of Sandoz Pharma Ltd. In 1995 and 1996, Daniel Vasella was a member of the Sandoz Group Executive Committee and Chief Executive Officer of Sandoz Pharma Ltd. After the merger that created Novartis in 1996, Daniel Vasella became Chief Executive Officer of the Group and executive member of the Board of Directors. In 1999 he additionally was appointed Chairman of the Board of Directors. Daniel Vasella is also a member of the Board of Directors of Pepsico, Inc., United States, and a member of the Chairman's Council of DaimlerChrysler AG, Germany. In addition, he is President of the International Federation of Pharmaceutical Manufacturers Associations, a member of the International Board of Governors of the Peres Center for Peace in Israel and a member of the International Business Leaders Advisory Council for the Mayor of Shanghai. He is a member of the Board of Dean's Advisors at the Harvard Business School, and a member of the INSEAD Board of Directors. In 2002, Dr. Vasella was awarded an honorary doctorate by the University of Basel.

URS BAERLOCHER, J.D. Swiss, age 63	Urs Baerlocher earned his J.D. from the University of Basel and was admitted to the bar in 1970. After working as a tax lawyer, he joined Sandoz in 1973, and held a number of key positions including Head of Strategic Planning and Head of Group Reporting. In 1987, he was made a member of the Sandoz Executive Board, responsible i.e. for Strategic Planning, HR, Legal, Taxes, Patents and Trademarks. In 1990, he became CEO of the Sandoz Nutrition Division and then, in 1993, CEO of Sandoz Pharma. In 1995, Urs Baerlocher assumed the position of Chairman of the Board of Sandoz Deutschland GmbH (Germany) and Biochemie GmbH (Austria). After the formation of Novartis in 1996 he served as Head of Legal, Tax, Insurance, to which Corporate Security and International Coordination were added. He became a member of the Executive Committee of Novartis in 1999. He has held his current position as Head of Legal and General Affairs since 2000, when his responsibilities were extended to include Corporate Intellectual Property and Corporate Health, Safety & Environment as well as, from 2004, the newly created function, Corporate Risk Management. In 2005 the corporate function Public Affairs was also integrated into Legal and General Affairs and since then Group Quality Operations report functionally to Urs Baerlocher.

RAYMUND BREU, PH.D. Swiss, age 60	Raymund Breu graduated from the Swiss Federal Institute of Technology (ETH) in Zurich, Switzerland, with a Ph.D. in mathematics. In 1975, he joined the Treasury Department of the Sandoz Group, and, in 1982, became the Head of Finance for the Sandoz affiliates in the UK. In 1985, he was appointed Chief Financial Officer of Sandoz Corporation in New York, where he was responsible for all Sandoz Finance activities in the US. In 1990, he became Group Treasurer of Sandoz Ltd., Basel, Switzerland, and, in 1993, Head of Group Finance and Member of the Sandoz Executive Board. Following the formation of Novartis in 1996, he assumed his current position as Chief Financial Officer and member of the Group Executive Committee. Raymund Breu is also a member of the Board of Directors of Swiss Re, Chiron (US), the SWX Swiss Exchange and its admission panel, and the Swiss takeover commission.

JUERGEN BROKATZKY-GEIGER, PH.D. German, age 53	Juergen Brokatzky-Geiger graduated with a Ph.D. in Chemistry from the University of Freiburg, Germany, in 1982. He joined Ciba-Geigy in 1983 as a Laboratory Head in the Pharmaceutical Division. After a job rotation in Summit, NJ, from 1987 to 1988 he held a number of positions of increasing responsibility, including Group Leader of Process R&D, Head of Process R&D and Head of Process Development and Pilot Plant Operations. During the merger of Ciba-Geigy and Sandoz in 1996, Juergen Brokatzky-Geiger was appointed Integration Officer of Technical Operations. Thereafter, he became the Head of Chemical and Analytical Development and, from 1999 until August 2003, he served as the Global Head of Technical R&D. Juergen Brokatzky-Geiger was appointed to his present position as Head of Human Resources on September 1, 2003. He has been a member of the Executive Committee since January 1, 2005.

PAUL CHOFFAT, J.D. Swiss, age 56	Paul Choffat holds a J.D.from the University of Lausanne, Switzerland, and an M.B.A. from the International Institute for Management Development (IMD) in Lausanne. He started his professional career with Nestlé in Zurich, Switzerland, and London, UK. From 1981 to 1985, he was a project manager at McKinsey & Company in Zurich. Between 1987 and 1994, he held a number of leading positions at Landis & Gyr in Zug, Switzerland, where he became a member of the Executive Board and Head of the Communications Division. In 1994, he moved to Von Roll in Gerlafingen, Switzerland, as CEO. Paul Choffat joined Sandoz in 1995 as Head of Management Resources and International Coordination. He subsequently became a member of the Executive Board and was responsible for Group Planning and Organization. During the Novartis merger he headed the integration office. In 1996, he returned to line management as CEO of Fotolabo SA, Montpreveyres-sur-Lausanne, Switzerland, where he remained for three years before becoming an entrepreneur and private investor in 1999. He rejoined Novartis in January 2002 as Head of Novartis Consumer Health and member of the Group Executive Committee.

THOMAS EBELING German, age 46	Thomas Ebeling graduated from the University of Hamburg with a degree in psychology. From 1987 to 1991, he held several positions of increasing responsibility at Reemstma Germany. In 1991, he joined Pepsi-Cola Germany as Marketing Director. He became Marketing Director for Germany and Austria in 1993 and was National Sales and Franchise Director for Pepsi's retail and on-premise sales from 1994. He then served as General Manager of PepsiCola Germany. In 1997, Thomas Ebeling joined Novartis as General Manager of Novartis Nutrition for Germany and Austria. After having served as CEO of Novartis Nutrition, he became CEO of Novartis Consumer Health worldwide, and then Chief Operating Officer of Novartis Pharmaceuticals, before attaining his present position in 2000. He has been a member of the Board of Directors of Idenix Pharmaceuticals since 2003.

MARK C. FISHMAN, M.D. American, age 55	Mark. C. Fishman is President of the Novartis Institutes for BioMedical Research. Before joining Novartis, Dr. Fishman was Chief of Cardiology and Director of the Cardiovascular Research Center at the Massachusetts General Hospital in Boston, Massachusetts. He continues to hold a professorship in the Department of Medicine at Harvard Medical School. He serves on several editorial boards and has worked with national policy and scientific committees including those of the National Institutes of Health (NIH) and Wellcome Trust. He is a graduate of Yale College and Harvard Medical School. He completed his Internal Medicine residency, Chief residency, and Cardiology training at the Massachusetts General Hospital. He has been honored with many awards and distinguished lectureships, and is a member of the Institute of Medicine of the National Academies (U.S.) and Fellow of the American Academy of Arts and Sciences.

ANDREAS RUMMELT, PH.D. German, age 49	Andreas Rummelt graduated with a Ph.D. in Pharmaceutical Sciences from the University of Erlangen-Niirnberg. He joined Sandoz in 1985 and held various positions in Development within the firm. From 1985 to 1994, he served first as Laboratory Head, then as Group Head, and finally as Department Head in the area of Drug Delivery Systems. In 1994 he was appointed Head of Corporate Technical R&D, in 1996 he became Head of Worldwide Technical Research & Development, and from 1999 until October 2004 he served as head of Global Technical Operations. Andreas Rummelt was appointed to his present position as CEO of Sandoz on November 1, 2004. He has been a member of the Executive Committee since January 1, 2006.

BUSINESS UNIT HEADS

Name, nationality and age	Head of Business Unit	Active for Novartis since	Significant positions previously held	Education

DAVID EPSTEIN American, 44	Specialty Medicines and Oncology	1989	Chief Operating Officer and member of the Executive Committee of Novartis Pharmaceuticals Corporation (US)	Bachelor of Science, Pharmacy, Rutgers University M.B.A., Columbia University

GIACOMO DI NEPI Italian, 52	Transplantation and Immunology(1)	1996	CPO and Country Head, Italy	Bachelor of Arts, Economics, Bocconi University M.B.A., INSEAD

NICHOLAS FRANCO Canadian, 43	Ophthalmics(2)	1991	Global Head, Business Development & Licensing General Medicines, Pharma	Bachelor of Science and M.B.A., McGill University

LARRY ALLGAIER American, 47	OTC	2003	VP and General Manager, North America Baby Care, for Procter & Gamble	Bachelor of Science, Chemical Engineering Christian Brothers University

GEORGE GUNN British, 55	Animal Health	2003	President Animal Health, Pharmacia Corp.; Head Animal Health, US and Region North America, for Novartis Animal Health	Bachelor of Veterinary Medicine and Surgery from the Royal Dick School of Veterinary Studies, Edinburgh, UK

MICHEL GARDET French, 49	Medical Nutrition	1991	General Manager of Novartis Consumer Health Iberia; Head of Health and Functional Nutrition Novartis	French Business School Graduate

KURT T. SCHMIDT American, 48	Gerber	2002	Head, Novartis Animal Health Business Unit; Area Director Australasia, Kraft Foods; General Manager Food for Kraft Foods, Germany	Bachelor of Science, United States Naval Academy, Annapolis M.B.A., University of Chicago

JOSEPH T. MALLOF American, 53	CIBA Vision	2002	Regional President of S.C. Johnson & Son for the Americas Asia Pacific; General Manager of Procter & Gamble in Japan and the Philippines	Bachelor of Science, Purdue University M.B.A., University of Chicago

(1)
Giacomo Di Nepi succeeded Anthony Rosenberg, effective April 1, 2005.

(2)
Nicholas Franco succeeded Flemming Ørnskov, effective September 15, 2005.

FURTHER INFORMATION

Topic	Location

SHARE CAPITAL AND CONVERTIBLE BONDS
Capital structure	Articles of Incorporation of Novartis AG (www.novartis.com/investors/en/corporate governance)
Share capital movements	Note 17 of the Group's consolidated financial statements

SHAREHOLDER RIGHTS
Information on the Novartis share and on the shareholders' participation rights	Equity Strategy and Share Information (see pages 150-153) Articles of Incorporation of Novartis AG (www.novartis.com/investors/en/corporate governance) Investor Relations information: (www.novartis.com/investors)

BOARD OF DIRECTORS AND EXECUTIVE COMMITTEE
Internal organization and allocation of responsibilities	Board Regulations and Board Committee Charters (www.novartis.com/investors/en/corporate governance)

CEO AND SENIOR FINANCIAL OFFICERS
Novartis Code of Ethical Conduct	(www.novartis.com/investors/en/corporate governance)

ADDITIONAL INFORMATION
Sources for further information and anticipated key reporting dates in 2006	(www.novartis.com/investors/en/corporate governance)

NOVARTIS GROUP FINANCIAL REPORT

CONTENTS

NOVARTIS GROUP FINANCIAL REPORT
114	Financial Highlights
117	Key Financial Developments
118	Operating and Financial Review
148	Summary of Financial Data
150	Equity Strategy and Share Information
154	Novartis Group Consolidated Financial Statements
including:
220	Principal Group Subsidiaries and Associated Companies
226	Reconciliation to US GAAP
238	Report of Novartis Management on Internal Control Over Financial Reporting
239	Report of the Group Auditors on the Novartis Consolidated Financial Statements and Internal Control Over Financial Reporting
241	Financial Statements of Novartis AG
246	Report of the Auditors on the Novartis AG Financial Statements
CONTACT/DATES
247	Key Dates 2006
248	Contact Addresses

FINANCIAL HIGHLIGHTS

KEY FIGURES

	2005 USD millions	2004 USD millions		% Change

Net sales	32 212	28 247		14

Operating income	6 905	6 289	(1)	10

Net income	6 141	5 601	(1)	10

Change in net liquidity	-4 558	386	(2)
Equity at year end	33 164	31 315	(2)	6
Earnings per share (USD)	2.63	2.37	(1)	11
Dividends per share (CHF)(3)	1.15	1.05		10

(1)
Pro forma.

(2)
Restated.

(3)
2005: Proposal to the shareholders' meeting.

FREE CASH FLOW

	2005 USD millions	2004(1) USD millions	% Change

Cash Flow	7 545	6 852	10

Change in provisions, net other current assets and other operating cash flow items	535	-163

Cash Flow from operating activities	8 080	6 689	21

Investment in property, plant & equipment	-1 188	-1 269	-6
Change in other assets	-112	-223	-50
Dividends	-2 107	-1 896	11
Free Cash Flow	4 673	3 301	42

(1)
Pro forma.

KEY FINANCIAL DEVELOPMENTS IN 2005

GROUP NET SALES	advance 14% based on the dynamic business growth in the Pharmaceuticals and Sandoz Divisions and supported by the acquisitions of Hexal and Eon Labs
PHARMACEUTICALS	delivers net sales growth of 10%, outperforming the industry average thanks to fast-growing cardiovascular and oncology franchises
SANDOZ	performs well with net sales growth of 54% — thanks to acquisitions of Hexal and Eon Labs which have helped to transform Sandoz into a global leader
CONSUMER HEALTH	net sales up 8%, supported by good underlying growth ahead of its markets, particularly OTC through its focus on strategic brands
OPERATING INCOME	rises 10% based on the strong business expansion and sustainable productivity improvements but at a slower pace than sales due to acquisition-related expenses
NET INCOME	climbs 10% on the back of strong operating performance
EARNINGS PER SHARE	rise 11% in USD, a double-digit expansion for the fourth consecutive year
DIVIDEND	proposed to shareholders for 2005 is CHF 1.15 per share, an increase of 10% and representing the ninth consecutive year of paying a higher dividend

OPERATING AND FINANCIAL REVIEW

This operating and financial review should be read in conjunction with the consolidated financial statements. The consolidated financial statements and the financial information discussed below have been prepared in accordance with International Financial Reporting Standards (IFRS). Please see note 34 of the consolidated financial statements for a discussion of the significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP).

FACTORS AFFECTING RESULTS

The global health care market is growing rapidly due to a number of reasons, particularly the aging population in developed countries, unmet needs in many therapeutic areas (such as cancer and cardiovascular disease), the adoption of more industrialized lifestyles in emerging economies, and increased consumer demand fueled by broad and rapid access to information. At the same time, the health care industry is under increasing pressure to reduce costs as payors in the public and private sectors seek to curb rising health care expenses.

Novartis Group revenues are directly related to the Group's ability to identify and develop high-potential products and to bring them to market quickly and effectively. Efficient and productive research and development is crucial in this environment since Novartis, like its competitors, searches for efficacious and cost-efficient pharmaceutical solutions to health problems. The resource requirements to access the full range of new technologies has been one reason for industry consolidation as well as for the increase in collaborations between leading companies and niche players at the forefront of their particular technology areas. The growth in new technology, particularly genomics, is expected to have a fundamental impact on the pharmaceutical industry and upon the Group's future development.

In addition, competitive conditions have intensified as a result of regulation, price reductions, reference prices, parallel imports, higher patient co-payments and increased pressure on physicians to reduce their prescribing of prescription medicines. Pressure on the Novartis Pharmaceuticals Division and other pharmaceutical companies to lower prices is expected to increase primarily due to government initiatives to reduce patient reimbursement, restrict prescribing levels, increase the use of generics and impose overall price cuts. The introduction of technologically innovative products and devices by competitors and growing product distribution and importation anomalies, mainly in the EU, pose additional challenges.

Competition in the generic pharmaceutical market continues to intensify as the pharmaceutical industry adjusts to increased pressures to contain health care costs. Brand-name pharmaceutical companies have taken aggressive steps to counter the growth of the generics industry. Certain brand-name pharmaceutical companies continue to sell their products to the generic market directly by acquiring or forming strategic alliances with generic pharmaceutical companies. No significant regulatory approvals are required for a brand-name pharmaceutical manufacturer to sell directly or through a third party to the generic market. In addition, certain brand-name pharmaceutical companies continually seek new ways to delay generic introductions and to decrease the impact of generic competition. These efforts by the brand-name pharmaceutical industry have had, and likely will continue to have, a negative effect on the results of operations of the Sandoz Division.

Under US law, the Food and Drug Administration (FDA) must award 180 days of market exclusivity to the first generic manufacturer who challenges the patent of a branded product. However, recent changes in the Hatch-Waxman Act may affect the availability of this market exclusivity in the future. These amendments now require generic applicants to launch their products within certain time frames or risk losing the marketing exclusivity that they had gained through being a first-to-file applicant.

At times Sandoz seeks approval to market generic products before the expiration of patents held by others for those products, based upon its belief that such patents are invalid, unenforceable, or would not be infringed by its products. As a result, Sandoz often faces significant patent litigation. If Sandoz is unsuccessful in such litigation, then its ability to launch new products will be substantially limited. In addition, depending upon a complex analysis of a variety of legal and commercial factors, Sandoz may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision or while an appeal of a lower court decision is pending. Should Sandoz elect to proceed in this manner, it could face substantial patent liability damages if the final court decision is adverse to the expectations of Sandoz and Novartis.

Exchange rate exposure also affects the Group's results since Novartis has both sales and costs in many currencies other than the US dollar, its reporting currency. This gives rise to both transaction exposure in subsidiary financial statements due to foreign currency denominated transactions and translation exposure from converting non-US dollar subsidiary results and balance sheets into the Group's US dollar consolidated financial statements. The Group's results have not been significantly affected by inflation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Novartis Group's principal accounting policies are set out in note 1 of the Group's consolidated financial statements and conform to International Financial Reporting Standards (IFRS). Significant judgments and estimates are used in the preparation of the consolidated financial statements which, to the extent that actual outcomes and results may differ from these assumptions and estimates, could affect the accounting in the areas described in this section.

REVENUE

Novartis recognizes product sales when title and risk of loss for the products are transferred to the customer. At the time of sale, Novartis also records estimates for a variety of sales deductions, including rebates, discounts and incentives, and product returns. Sales deductions are reported as a reduction of revenue.

DEDUCTIONS FROM REVENUES:    As is typical in the pharmaceutical industry, Novartis' gross sales are subject to various deductions, primarily comprised of rebates and discounts to retail customers, government agencies, wholesalers and managed health care organizations. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the impact of these sales deductions on gross sales for a reporting period. These adjustments are reported as a reduction of Gross Sales to arrive at Net Sales.

The following briefly describes the nature of each deduction and how the deduction is estimated. The US market has the most complex arrangements related to revenue deductions. However, in a number of countries outside the U.S., including major European countries, Novartis provides rebates to government entities. These rebates are often legislatively mandated. Specific references are made to the US market, and where applicable, to the Pharmaceuticals Division's US subsidiary, Novartis Pharmaceuticals Corporation (NPC):

  •
  The US Medicaid program is a state government-administered program that uses state and federal funds to provide assistance to certain vulnerable and needy individuals and families. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditures for prescription drugs. Under the rebate program, certain Novartis subsidiaries have signed agreements to provide a rebate on drugs paid for by a state. Provisions for estimating Medicaid rebates are calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual state agreements. These provisions are adjusted based upon established processes for refiling data with individual states. For Medicaid, the calculation of rebates involves interpretation of relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Since Medicaid rebates are typically billed up to six months after the products are dispensed to patients, any rebate adjustments may involve revisions of provisions for several periods.

  •
  Novartis subsidiaries in the US participate in prescription drug savings programs (industry and government sponsored) that offer savings to eligible patients. These savings vary based on a patient's current drug coverage and personal income levels. Provisions for the subsidiaries' obligations under these programs are based on historical experience, trend analysis and current program terms. On January 1, 2006, an additional prescription drug benefit will be added to the US Medicare program. Individuals that have dual Medicaid/Medicare drug benefit eligibility will have their Medicaid prescription drug coverage replaced on January 1, 2006 by the new Medicare Part D coverage, provided through private prescription drug plans. The change will lead to a significant shift of plan participants between programs in which the subsidiaries participate. The estimated impact of this shift that is related to 2005 sales has been reflected in Novartis' sales accruals at the end of 2005.

  •
  Wholesaler chargebacks relate to contractual arrangements that certain Novartis subsidiaries have with several indirect customers in the US to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler chargeback represents the difference between the invoice price to the wholesaler and the indirect customer's contract discount price. Provisions for estimating chargebacks are calculated using a combination of factors such as historical experience, product growth rates and the specific terms in each agreement. The subsidiaries account for wholesaler's chargebacks by reducing accounts receivable. Wholesaler chargebacks are generally settled within three months of incurring the liability.

  •
  Customer rebates are offered to key managed health care plans, group purchasing organizations and other direct and indirect customers to sustain and increase Novartis product market share. These rebate programs provide that the customer receive a rebate after attaining certain performance parameters relating to product purchases, formulary status and/or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement, historical experience and product growth rates. Novartis considers the sales performance of products subject to managed health care rebates and other contract discounts and levels of inventory in the distribution channel and adjusts the provision periodically to reflect actual experience.

  •
  In order to evaluate adequacy of ending provision balances, Novartis uses both internal and external estimates of the level of inventory in the distribution channel and the rebate claims processing lag time. External data sources include periodic reports of wholesalers and third party market data purchased by Novartis. Management internally estimates the inventory level in the retail channel and in transit.

  •
  Where a product with right of customer returns is sold, Novartis records a provision for estimated sales returns through a comparison of historical return data to related sales. Other factors are also considered, such as product recalls and, in the case of NPC, introductions of generic products. In the US, historical rates of return are utilized and are adjusted for known or expected changes in the marketplace when appropriate. Sales returns amount to approximately 1% of gross product sales.

  •
  The policy of Novartis relating to supply of pharmaceutical products is to maintain inventories on a consistent level from year to year based on the pattern of consumption. A process exists at NPC to monitor on a monthly basis inventory levels at wholesalers based on gross sales volume, prescription volumes based on third party data and information received from the key wholesalers. Based on this information, the inventories on hand at wholesalers and other distribution channels in the US are estimated to be approximately one month at December 31, 2005. Novartis believes the third party data sources of information are sufficiently reliable, however its accuracy cannot be verified.

  •
  At the end of 2005, NPC was engaged in negotiations concerning amendments to existing agreements with US pharmaceutical wholesalers. These potential agreements cover items such as product returns, timing of payment, processing of chargebacks, provision of inventory data and the quantity of inventory held by the respective wholesaler. These agreements, if finalized during 2006, would provide a financial disincentive for these wholesalers to purchase quantities of product in excess of what is necessary to meet current demand, and should help to create a more efficient pharmaceutical supply chain.

  •
  Cash discounts are offered to customers in the US and certain other countries to encourage prompt payment. Cash discounts, which are typically 2% of gross sales in the US, are accrued at the time of invoicing.

  •
  Shelf-stock adjustments are generally granted to customers based on the existing inventory of a customer following decreases in the invoice or contract price of the related product. Provisions for shelf-stock adjustments, which are primarily relevant within the Sandoz Division, are determined at the time of the price decline or at the point of sale if a price decline is reasonably estimable and are based on estimated inventory levels expected to be subject to price adjustments.

  •
  Other sales discounts, such as consumer coupons and discount cards, are also offered. These discounts are recorded at the time of sales or when the coupon is issued and estimated utilizing historical experience and the specific terms for each program.

  •
  Discounts, rebates or other deductions shown on the invoice are generally recorded directly as a reduction in the gross to net sales value and do not pass through the provision account.

The following table shows, the worldwide extent of rebates made and payment experiences for Novartis:

PROVISIONS FOR REVENUE DEDUCTIONS

				Income statement charge
	Provisions at January 1, 2005 USD millions		Payments USD millions	Adjustments of prior years USD millions	Current year USD millions	Whereof provisions offset against accounts receivable USD millions	Provisions at December 31, 2005 USD millions

US Medicaid, Medicare and State program rebates & credits including prescription drug savings cards	321		-618	-1	795		497
US managed health care rebates	156		-398	28	470		256
Other health care plans & programs (non US) rebates	17		-66		84		35
Chargebacks including hospital chargebacks	316	(1)	-1 610	1	1 672	-379
Direct customer discounts, cash discounts & other rebates	170	(1)	-646	-2	800	-256	66
Sales returns & other deductions	396		-395	-9	416		408

Total	1 376		-3 733	17	4 237	-635	1 262

(1)
At January 1, 2005, USD 350 million of chargebacks and cash discounts were deducted from accounts receivable.

GROSS TO NET SALES RECONCILIATION

	Income Statement charge
	Charged through revenue deduction provisions 2005 USD millions	Charged directly without being recorded in revenue deduction provisions 2005 USD millions	Total 2005 USD millions	In % of gross sales

Gross sales subject to deductions			38 844	100.0

US Medicaid & Medicare and State program rebates & credits including prescriptions drug saving cards	-794		-794	-2.0
US managed health care rebates	-498		-498	-1.3
Other health care plans & programs (non-US) rebates	-84	-12	-96	-0.2
Chargebacks including hospital chargebacks	-1 673	-109	-1 782	-4.6
Direct discounts, cash discounts & other rebates	-798	-1 492	-2 290	-5.9
Sales returns & other deductions	-407	-765	-1 172	-3.0

Total gross to net sales adjustments	-4 254	-2 378	-6 632	-17.0

Net sales			32 212	83.0

OTHER REVENUE: Novartis also generates revenue from out-licensing and co-promotion arrangements. Royalty income and revenues from licensing and co-promotion activity are recorded as other revenues in the consolidated income statement. Royalty and copromotion income estimates are made in advance of amounts collected using historical and forecasted trends. Royalties tend to be linked to levels of sales by a third party. Initial payments and other similar non-refundable payments received under licensing and co-promotion agreements are recorded as deferred revenue and are recognized over the estimated performance periods established in the agreements. Non-refundable milestone payments in such agreements are recognized as revenue upon achievement of specified agreed criteria.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, including identifiable intangibles and goodwill are regularly reviewed for impairment, whenever events or changes in circumstance indicate that the balance sheet carrying amount of the asset may not be recoverable. In order to assess if there is any impairment, estimates are made of the future cash flows expected to result from the use of the asset and its eventual disposal. Goodwill and in-process research and development and acquired development projects not yet ready for use are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that an impairment may have occurred. If the balance sheet carrying amount of the asset exceeds the higher of its value in use to Novartis or its anticipated fair value less cost of sale, an impairment loss for the difference is recognized. The impairment analysis is principally based upon estimated discounted future cash flows. Actual outcomes could vary significantly from such estimates of discounted future cash flows. Especially, the development of discounted future cash flows for intangible assets under development involves highly sensitive assumptions specific to the nature of the Group's activities such as:

  •
  Outcome of research & development activities (compound efficacy, results of clinical trials, etc.)

  •
  Probability of obtaining regulatory approval

  •
  Long-term sales forecast period of up to 20 years

  •
  Selling price erosion rates after end of patent protection due to generic competition

  •
  Behavior of competitors (launch of competing products, marketing initiatives etc.)

Factors such as lower-than-anticipated sales for acquired products or for sales associated with patents and trademarks or lower-thananticipated future sales resulting from acquired research and development or the closing of facilities or changes in the planned use of buildings, machinery or equipment could result in shortened useful lives or impairment. Changes in the discount rates used for these calculations also could lead to impairments.

FAIR VALUE OR IMPAIRMENT ADJUSTMENTS ON FINANCIAL INSTRUMENTS

The Novartis Group has extensive investments in marketable securities and has significant derivative financial instrument positions. These are held mainly, but not exclusively, for hedging underlying positions. Depending on the development of equity and derivative markets, it may be necessary to recognize impairments on the marketable securities or losses on the derivative positions in the Group's consolidated income statement.

INVESTMENTS IN ASSOCIATED COMPANIES

Novartis has investments in associated companies (defined as investments in companies where Novartis holds between 20% and 50% of a company's voting shares or over which it otherwise has significant influence) accounted for by using the equity method. Due to the various estimates that have been made in applying the equity method, the amounts recorded in the consolidated financial statements in respect of Roche Holding AG and Chiron Corporation may require adjustments in the following year after more financial and other information becomes publicly available. Novartis announced in October 2005 that the Board of Directors of Chiron Corporation have recommended that shareholders approve an offer by Novartis to acquire the remaining 56% of Chiron that it did not hold at the end of 2005. There can be no guarantee that this acquisition, which requires shareholder and regulatory approvals, can be completed. If successful, Chiron would become a wholly-owned subsidiary of the Novartis Group and would no longer be accounted for as an associated company.

RETIREMENT BENEFIT PLANS

The Novartis Group sponsors pension and other retirement plans in various forms covering employees who meet eligibility requirements. These plans cover the majority of Group employees. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and rate of future compensation increases, as determined by Group management within certain guidelines. In addition, the Group's actuarial consultants use statistical information such as withdrawal and mortality rates for their estimates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. The Group records differences between assumed and actual income and expense as gains or losses in the Statement of Recognized Income and Expense. The differences could have a significant impact on the Group's total equity.

LITIGATION AND PRODUCT LIABILITY PROVISIONS

A number of Novartis Group subsidiaries are subject to litigation and product liability claims arising out of the normal conduct of their businesses. As a result, claims could be made against them that might not be covered by existing provisions or by external insurance coverage. Novartis believes that the outcomes of such actions, if any, would not be material to the Group's financial condition but could be material to future results of operations in a given period.

ENVIRONMENTAL PROVISIONS

The Group has provisions for environmental remediation costs. The material components of the environmental provisions consist of estimated costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. Future remediation expenses are affected by a number of uncertainties that include, but are not limited to, the method and extent of remediation, the percentage of waste material attributable to Novartis at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties. Novartis believes that its total provisions for environmental matters are adequate based upon currently available information. Novartis cannot guarantee that additional costs will not be incurred beyond the amounts provided. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures, the results of future operations and the inherent difficulties in estimating liabilities in this area. Novartis believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to future results of operations and cash flows in a given period.

COMPLIANCE WITH SARBANES-OXLEY ACT OF 2002 ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In line with domestic US registrants with the Securities and Exchange Commission (SEC), Novartis successfully completed its assessment of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act in 2004 and has repeated this approach in 2005 and obtained on this assessment a report from its independent auditors. No material weaknesses were revealed in either 2004 or 2005 from this review of the internal control over financial reporting.

2004 PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Following the adoption of a number of new International Financial Reporting Standards (IFRS) from January 1, 2005, as required by IFRS, the 2004 consolidated financial statements have been restated. Not all of the new standards required retrospective application of the new accounting and reporting requirements.

In order to assist Novartis investors and analysts in their understanding of the Group's results by having comparable information, a pro forma 2004 consolidated income and cash flow statement is provided that includes the following additional adjustments compared to the audited restated 2004 consolidated income and cash flow statement. The discussions on income statement and cash flow items in the following sections of the Operating and Financial Review compares 2005 with the 2004 pro forma financial information.

The following describes in detail the 2004 pro forma adjustments:

IFRS 2 (SHARE-BASED COMPENSATION)

As permitted by IFRS 2, Novartis has restated its 2004 audited consolidated financial statements to reflect the cost of grants awarded only since November 7, 2002, whereas the pro forma income statement includes prior grants that would have had an impact on the 2004 results had there been further retrospective restatements.

IFRS 3 (BUSINESS COMBINATIONS)

IFRS 3 requires non-amortization of goodwill arising from preMarch 31, 2004 business combinations only from January 1, 2005. The pro forma income statement excludes all goodwill amortization in 2004.

IAS 38 (INTANGIBLES)

IAS 38 (revised) requires that acquired R&D assets, such as those related to initial and milestone payments, need to be capitalized as intangible assets only from January 1, 2005, even if uncertainties exist as to whether the R&D will ultimately be successful in producing a saleable product. The pro forma 2004 income statement adopts this policy for all of 2004.

The following is a summary of the above on the audited 2004 restated consolidated income statement:

2004 PRO FORMA CONSOLIDATED INCOME STATEMENT

	Notes	2004 Restated USD millions	Adjustments USD millions	2004 Pro Forma USD millions

Net sales		28 247		28 247

Other revenues		154		154
Cost of goods sold		-7 268		-7 268
Gross profit		21 133		21 133
Marketing & sales		-8 873		-8 873
Research & development	1	-4 171	94	-4 077
General & administration		-1 540		-1 540
Other income & expense	2	-397	43	-354

Operating income		6 152	137	6 289

Result from associated companies	3	68	109	177
Financial income		486	2	488
Interest expense		-261		-261

Income before taxes		6 445	248	6 693

Taxes	4	-1 065	-27	-1 092
Net income		5 380	221	5 601
Attributable to
Shareholders of Novartis AG		5 365	221	5 586
Minority interests		15		15

EPS (USD)	5	2.28	0.09	2.37

2004 PRO FORMA CONSOLIDATED CASH FLOW STATEMENT

	Notes	2004 Restated USD millions	Adjustments USD millions	2004 Pro Forma USD millions
Cash flow from operating activities	6	6 595	94	6 689
Cash flow used for investing activities	6	-3 217	-94	-3 311
Cash flow used for financing activities		-2 997		-2 997
Translation effect on cash and cash equivalents		56		56

Change in cash and cash equivalents		437		437

NOTES TO THE NOVARTIS GROUP PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1.
USD 94 million reduction in expense from capitalization of previously expensed Pharmaceuticals Division acquired R&D intangibles.

2.
USD 95 million reduction in expense from ending goodwill amortization, USD 1 million reduction in expense due to consolidation of the employee share participation foundation and a USD 53 million increase in expense from share-based compensation, resulting in a net USD 43 million reduction in expense.

3.
Impact of 2 above and 4 below on result from associated companies.

4.
Tax effect of pro forma adjustments.

5.
Impact of pro forma adjustments on EPS.

6.
Under IAS 38 (revised) acquired R&D assets need to be capitalized as intangible assets. The pro forma 2004 consolidated cash flow statement includes the reclassification of USD 94 million for capitalized R&D payments to cash flow used for investing activities.

RESULTS OF OPERATIONS

	Year ended December 31, 2005 USD millions	Pro forma Year ended December 31, 2004 USD millions	Change in %
Net sales	32 212	28 247	14

Other revenues	314	154
Cost of goods sold	-8 868	-7 268	22
Marketing & sales	-9 802	-8 873	10
Research & development	-4 846	-4 077	19
General & administration	-1 742	-1 540	13
Other income & expense	-363	-354	3

Operating income	6 905	6 289	10

Result from associated companies	193	177	9
Financial income	461	488	-6
Interest expense	-294	-261	13

Income before taxes	7 265	6 693	9

Taxes	-1 124	-1 092	3

Net income	6 141	5 601	10

Attributable to
Shareholders of Novartis AG	6 130	5 586	10
Minority interests	11	15	-27

NET SALES

	Year ended December 31, 2005 USD millions	Year ended December 31, 2004 USD USD millions	Change in currencies %	Change in local %

Pharmaceuticals	20 262	18 497	10	9
Sandoz	4 694	3 045	54	54
Consumer Health	7 256	6 705	8	8

Total	32 212	28 247	14	13

GROUP OVERVIEW

Novartis Group net sales rose 14% (13% in local currencies) to USD 32.2 billion in 2005 based on the dynamic expansion of Pharmaceuticals and Sandoz, which was supported by the acquisitions of Hexal and Eon Labs in 2005, as well as good performances in Consumer Health, particularly OTC. Volume increases were the primary growth driver, contributing nine percentage points to Group net sales growth. Currency benefits added one percentage point and acquisitions five percentage points. Prices across the Group declined one percentage point. Pharmaceuticals accounted for 63% of total Group net sales, Sandoz for 15% and Consumer Health 22%. The US remained the largest market for Novartis, accounting for 39% of total Group net sales, Europe for 37% and the rest of the world for 24%.

Group operating income advanced 10%, at a slower rate than sales as productivity improvements and the strong volume expansion were partially offset by one-time costs, particularly related to acquisitions. Costs of Goods Sold rose 22% and increased as a percentage of net sales by 1.8 percentage points to 27.5%, owing mainly to purchase price accounting impacts and increased amortization of intangible assets in Sandoz related to acquisitions and impairment of marketing rights in Pharmaceuticals. Marketing & Sales fell one percentage point to 30.4% of net sales based primarily on productivity improvements in Pharmaceuticals. Research & Development expenses rose 19%, which included a USD 332 million impairment charge for the development compound NKS104, and represented 15% of net sales. General & Administration expenses as a percentage of net sales declined 0.1 percentage points, accounting for 5.4% of net sales. The Group operating margin decreased to 21.4% of net sales from 22.3% in 2004 based on acquisition-related costs in Sandoz as well as impairment related charges in Pharmaceuticals.

Group net income advanced 10% to USD 6.1 billion, reflecting the strong organic growth. Earnings per share rose 11%, slightly faster than net income due to the impact of the recent share repurchase programs, to USD 2.63 per share from USD 2.37 in 2004.

PHARMACEUTICALS DIVISION

Pharmaceuticals net sales were up 10% (+9% in local currencies) to USD 20.3 billion, delivering dynamic growth ahead of the market and in all regions. Both the Cardiovascular and Oncology franchises generated more than USD 5 billion in annual net sales while also maintaining double-digit growth rates. Many leading products, particularly Diovan, Lotrel and Gleevec/Glivec were the No. 1 products by sales in their therapeutic categories. New data continued to underpin the strong position of Femara,which delivered sales growth of nearly 40% for the year. Volume and product mix accounted for nine percentage points of net sales growth in USD, while currency benefits added one percentage point. Net price changes had no impact.

General Medicines (excluding Mature Products) delivered a net sales increase of 11% (+10% in local currencies) as strategic cardiovascular brand sales rose 15% (+15% in local currencies). Net sales in Specialty Medicines (Oncology, Transplantation and Ophthalmics) were up 15% (+15% in local currencies) as Oncology net sales surged 21% (+20% in local currencies) thanks to new data supporting the clinical benefits of many of these "best-in-class" medicines.

Net sales advanced 10% to USD 8.1 billion in the US as strong performances by the cardiovascular and oncology franchises as well as Zelnorm/Zelmac more than offset lower sales of the eczema treatment, Elidel, which was impacted by an FDA health advisory statement in March 2005 relating to a theoretical risk of lymphoma for this class of medicines. In Europe, net sales rose 7% (+7% in local currencies), supported particularly by Diovan that was partly offset by launches of generic terbinafine (Lamisil) in key markets, while Japan advanced 6% (+9% in local currencies). Emerging growth markets reported an increase of 19% (+17% in local currencies), thanks to dynamic performances in China, Russia and Turkey.

TOP TWENTY PHARMACEUTICALS DIVISION PRODUCT NET SALES—2005

Brands	Therapeutic Area	USA USD millions	% change in local currencies	Rest of world USD millions	% change in local currencies	Total USD millions	% change in USD	% change in local currencies

Diovan/Co-Diovan	Hypertension	1 551	17	2 125	20	3 676	19	19
Gleevec/Glivec	Chronic myeloid leukemia/Gastro-intestinal stromal tumors	524	42	1 646	28	2 170	33	32
Zometa	Cancer complications	704	12	520	14	1 224	14	13
Lamisil (group)	Fungal infections	538	2	595	-6	1 133	-2	-2
Lotrel	Hypertension	1 075	17			1 075	17	17
Neoral/Sandimmun	Transplantation	150	-17	803	-4	953	-6	-6
Sandostatin (incl. LAR)	Acromegaly	376	1	520	13	896	8	8
Lescol	Cholesterol reduction	257	-10	510	7	767	1	1
Voltaren (group)	Inflammation/pain	5	-44	684	8	689	8	7
Trileptal	Epilepsy	462	18	153	17	615	19	18

Top ten products total		5 642	13	7 556	13	13 198	13	13
Femara	Breast cancer	242	46	294	33	536	39	38
Visudyne	Macular degeneration	183	-12	301	24	484	8	7
Exelon	Alzheimer's disease	172	-4	295	18	467	11	9
Zelnorm/Zelmac	Irritable bowel syndrome	357	43	61	17	418	40	39
Tegretol (incl. CR/XR)	Epilepsy	109	6	284	-5	393	-1	-2
Miacalcic	Osteoporosis	229	-3	136	-5	365	-3	-4
Foradil	Asthma	14	8	318	2	332	3	2
Comtan/Stalevo Group	Parkinson's disease	133	24	145	53	278	39	38
Elidel	Eczema	192	-31	78	8	270	-23	-23
Famvir	Viral infections	151	-6	103	4	254	0	-2

Top twenty products total		7 424	11	9 571	13	16 995	13	12
Rest of portfolio		723	10	2 606	-6	3 329	-2	-3

Total Division sales excluding accounting adjustment		8 147	11	12 177	8	20 324	10	9
Prior-years' US sales rebate accounting adjustment		-62				-62

Total Division net sales		8 085	10	12 177	8	20 262	10	9

GENERAL MEDICINES

DIOVAN (USD 3.7 billion, +19% in local currencies), the leading angiotensin-receptor blocker (ARB) worldwide, continued its strong performance. Key drivers have been recently approved indications and the global rollout of higher strengths of Co-Diovan (a combination of Diovan and a diuretic) as well as disease-awareness and education programs ("BP Success Zone") in the US. Diovan is the only agent in its class worldwide indicated to treat high blood pressure, high-risk heart attack survivors (VALIANT trial) and patients with heart failure (Val-HeFT trial). In the US, Diovan is the leader with a 38% share of the ARB market (Source: IMS).

LOTREL (USD 1.1 billion, +17% only in US), the No. 1 fixed combination treatment for hypertension in the US since 2002, kept up strong double-digit growth based on new guidelines recommending more aggressive treatment of elevated blood pressure with multiple medicines and the US disease awareness campaign.

LAMISIL (USD 1.1 billion, -2% in local currencies), the leading treatment worldwide for fungal nail infections, had lower overall sales due to generic competition in most major European markets. In the US, sales were slightly higher, further increasing its leadership despite the launch in 2005 of a generic version of the competitor itraconazole.

ZELNORM/ZELMAC (USD 418 million, +39% in local currencies), a novel therapy for irritable bowel syndrome with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, maintained robust double-digit growth rates in the US and other key markets, reflecting the product's therapeutic benefits and increasing disease awareness. In the US, the performance was driven by the continued strong uptake of Zelnorm/Zelmac in its new chronic constipation indication and also benefited from the normalization of inventories compared to below-average levels in the year-ago period. Novartis will appeal an opinion from a European Medicines Agency (EMEA) committee recommending against EU approval of Zelnorm. This product has been approved in 56 countries for treatment of women with irritable bowel syndrome with constipation (IBS-C).

ELIDEL (USD 270 million, -23% in local currencies) had a decline in sales since a FDA health advisory statement in March 2005 relating to a theoretical risk of lymphoma for this class of medicines. Sales in the rest of the world declined at a more moderate rate. Novartis remains confident in the safety and efficacy of Elidel in its approved indications.

SPECIALTY MEDICINES

ONCOLOGY

GLEEVEC/GLIVEC (USD 2.2 billion, +32% in local currencies), indicated for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastrointestinal stromal tumors (GIST), maintained robust growth rates through further penetration of the CML and GIST markets. Also supporting growth have been an increase in average daily dose as well as increasing number of patients thanks to improved survival benefits. Data from the IRIS study showed that more than 90% of patients with newly-diagnosed chronic phase CML who are taking Gleevec/Glivec are still alive after 4.5 years. Moreover, less than 1% of patients progressed to advanced disease in the fourth year, indicating an overall decrease rate of progression. Gleevec/Glivec received EU approval in 2005 for increasing the average daily dose to 800 mg from 400 mg or 600 mg in patients with chronic phase CML and in GIST patients whose cancer is progressing on the lower dose. Gleevec/Glivec has been submitted in the US, EU and Japan for Ph+ acute lymphoblastic leukemia (ALL).

ZOMETA (USD 1.2 billion, +13% in local currencies), the leading intra-venous bisphosphonate for bone metastases, reached a record 75% market segment share in a maturing US market. Greater use in prostate and lung cancer was somewhat offset by slowing growth in breast cancer and myeloma due to high penetration rates. In the EU, Zometa is growing market share despite new competition.

FEMARA (USD 536 million, +38% in local currencies), a leading therapy for early and advanced breast cancer in postmenopausal women, benefited from further penetration of the extended adjuvant setting after five years of tamoxifen usage. New data from the landmark MA-17 trial reported at a major medical meeting found that postmenopausal women with early breast cancer received significant benefit from Femara therapy even after a prolonged period of no anti-cancer treatment. In addition, Femara received US approval in December for use as an initial treatment immediately after surgery in patients with hormone-sensitive early breast cancer (adjuvant setting), becoming the only medicine in its class approved in the US for use as an initial treatment as well as after completion of five years of tamoxifen therapy. This new US indication was based on results of the BIG 1-98 study, which were published for the first time in a December issue of The New England Journal of Medicine (NEJM). Submissions for this new indication have been made in Europe, where it has already been approved in the UK. Femara has also received approval in Japan for use in the treatment of breast cancer.

SANDOSTATIN (USD 896 million, +8% in local currencies), for patients with the hormone condition acromegaly as well as for symptoms of gastro-entero-pancreatic neuroendocrine tumors, reported flat worldwide sales and a decline in the US, where the subcutaneous formulation faces generic competition. However, sales of the long-acting LAR version expanded at a double-digit rate in the US and rest of the world.

OPHTHALMICS

Net sales increased 8% (7% in local currencies) as Visudyne (USD 484 million, +7% in local currencies), the leading treatment for "wet" AMD (age-related macular degeneration), were higher despite the entry of off-label competition in the US. Visudyne growth was strong in the rest of the world, including the UK, Germany and France, with sales outside the US up 24% in local currencies.

TRANSPLANTATION

Net sales for the year declined -1% in local currencies based on lower sales of Neoral/Sandimmun (USD 953 million, -6% in local currencies) from the impact of ongoing generic competition.

SANDOZ DIVISION

Sandoz net sales surged 54% (+54% in local currencies) to USD 4.7 billion, bolstered by USD 1.4 billion in sales contributions from Hexal (starting from June 6) and Eon Labs (starting from July 20). Excluding these acquisitions, Sandoz sales rose 9% (+8% in local currencies) thanks to strong retail generics sales in Europe and Russia as well as new launches in the US.

CONSUMER HEALTH DIVISION

Consumer Health net sales climbed 8% (+8% in local currencies) to USD 7.3 billion, helped by a double-digit growth performance in OTC tied to its focus on strategic brands and the contribution of the North American OTC business of Bristol-Myers Squibb. This acquisition, effective September 1, added USD 100 million in sales to the division.

OPERATING INCOME

	Year ended Dec 31, 2005 USD millions	% of net sales	Pro forma Year ended Dec 31, 2004 USD millions	% of net sales	Change %

Pharmaceuticals	6 014	29.7	5 366	29.0	12
Sandoz	342	7.3	263	8.6	30
Consumer Health	1 055	14.5	1 006	15.0	5
Corporate income, net	-506		-346

Total	6 905	21.4	6 289	22.3	10

Group operating income advanced 10%, at a slightly lower pace than sales as strong volume expansion and productivity improvements were partially offset by one-time costs related to acquisitions.

PHARMACEUTICALS DIVISION

Pharmaceuticals operating income expansion outpaced sales growth, rising 12% from productivity gains in all areas that led to an operating margin of 29.7%, an increase of 0.7 percentage points over 2004. Other revenues contributed 0.5 percentage points to the improved operating margin, reflecting profits from the successful launch of the asthma medicine Xolair. Costs of Goods Sold improved 0.3 percentage points as a percent of sales, thanks to productivity gains and product mix improvements. Marketing & Sales costs rose 6.3% versus 2004, slower than the 2005 sales growth, leading to an improvement of 1.0 percentage point as productivity gains, especially in the US, offset investments in oncology, particularly for Femara, as well as expansion in emerging markets such as China and Turkey. General & Administration costs were reduced to 3.2% of sales, adding 0.3 percentage points to the improved operating margin. A slight decline in Other Income & Expenses also contributed to the better performance. Research & Development costs were higher, reflecting investments in late-stage development projects—particularly Rasilez (hypertension), Galvus (type 2 diabetes) and FTY720 (multiple sclerosis). One-time gains of USD 231 million from the divestment of product rights for Cibadrex/Cibacen in Europe and the sale of license rights for Restasis® recorded in Other Income and Expense partially offset an impairment recorded in Research & Development of USD 332 million after Novartis decided the profile of the development compound NKS104 (pitavastatin) was no longer competitive from Novartis' point of view. Principally as a result of the impairment, R&D costs as a percentage of sales rose 1.4 percentage points to 19.6% in 2005.

SANDOZ DIVISION

Sandoz operating income rose 30% to USD 342 million, benefiting from a good underlying business performance. Also supporting growth was an operating income contribution of USD 344 million from Hexal and Eon Labs, which more than offset the one-time acquisition and related integration costs of USD 237 million and the amortization of intangible assets of USD 100 million. These businesses exceeded expectations and performed well since their acquisition in mid-2005.

CONSUMER HEALTH DIVISION

Consumer Health operating income was up 5% over the year-ago period, rising at a slower pace than sales due to investments in strategic brands and acquisition-related costs. The BMS acquisition provided operating income of USD 17 million, which was more than offset by related one-time charges of USD 40 million.

CORPORATE INCOME & EXPENSE, NET

Net corporate expense totaled USD 506 million in 2005 compared to USD 346 million in 2004, reflecting several factors including increased product liability risk provisions.

OTHER REVENUES AND OPERATING EXPENSES

	Year ended December 31, 2005 USD millions	Pro forma Year ended December 31, 2004 USD millions	Change %

Net sales	32 212	28 247	14

Other revenues	314	154
Cost of goods sold	-8 868	-7 268	22
Marketing & sales	-9 802	-8 873	10
Research & development	-4 846	-4 077	19
General & administration	-1 742	-1 540	13
Other income & expense	-363	-354	3

Operating income	6 905	6 289	10

OTHER REVENUES

Other revenues were higher, primarily the result of increased contributions from the sale of the asthma medicine Xolair in the US, where it is co-marketed and co-developed in partnership with Genentech and Tanox and additional royalty income.

COST OF GOODS SOLD

Cost of Goods Sold rose 22% to USD 8.9 billion in 2005, rising to 27.5% in 2005 as a percentage of Group net sales from 25.7% in 2004. Purchase price accounting impacts and increased amortization of intangible assets in Sandoz due to the acquisitions more than offset lower costs in Pharmaceuticals related to productivity gains and product mix improvements.

MARKETING & SALES

Marketing & Sales expenses increased 10% to USD 9.8 billion but declined slightly as a percentage of Group net sales to 30.4% compared to 31.4% in 2004, mainly reflecting the impact of sustained productivity gains in Pharmaceuticals.

RESEARCH & DEVELOPMENT

Research & Development expenses rose 19% in 2005 to USD 4.8 billion, reflecting investments in the Novartis Institutes for BioMedical Research in the US as well as in late-stage compounds, particularly SPP100 (hypertension), LAF237 (type 2 diabetes) and FTY720 (multiple sclerosis). Also affecting the operating margin were, an impairment of USD 332 million for NKS 104, a lipid-lowering agent project that has been stopped, and the consolidation of Hexal and Eon Labs in Sandoz. R&D expenses as a percentage of Group net sales went up to 15.0% compared to 14.4% in 2004.

GENERAL & ADMINISTRATION

General & Administration expenses rose 13% to USD 1.7 billion in 2005, expanding at a slower pace than Group net sales and leading to a modest improvement as a percentage of net sales to 5.4% compared to 5.5% in 2004.

OTHER INCOME & EXPENSE

Other Expense was USD 363 million in 2005 compared to USD 354 million in 2004.

IMPACT OF INTANGIBLE ASSET CHARGES AND SIGNIFICANT EXCEPTIONAL ITEMS

As a result of changes in the IFRS accounting rules and the recent acquisitions, Novartis' operating income is increasingly impacted by intangible asset amortization and impairment charges and exceptional costs relating to integration of the acquisitions. The following shows operating income excluding these factors.

IMPACT OF INTANGIBLE ASSET CHARGES AND SIGNIFICANT EXCEPTIONAL ITEMS

	Pharmaceuticals		Sandoz		Consumer Health		Corporate		Total
	2005 USD millions	2004(1) USD millions	2005 USD millions	2004(1) USD millions	2005 USD millions	2004(1) USD millions	2005 USD millions	2004(1) USD millions	2005 USD millions	2004(1) USD millions

Reported operating income	6 014	5 366	342	263	1 055	1 006	-506	-346	6 905	6 289
Recurring amortization	178	172	189	87	102	94	12	8	481	361
Impairments	359	12	37	75			5		401	87
Intangible asset charges	537	184	226	162	102	94	17	8	882	448
Impairment charges on property, plant & equipment			14	16		-2		2	14	16
Other restructuring expenses		10	51	21					51	31
Impact of increasing inventory acquired in business combinations to selling price less distribution margin			161	13	21	5			182	18
Other acquisition-related costs			25		19	14			44	14
Exceptional restructuring and acquisition expenses		10	251	50	40	17		2	291	79
Exceptional gains/losses from divesting subsidiaries and major products	-231	-156			-8				-239	-156

Operating income excluding the above items	6 320	5 404	819	475	1 189	1 117	-489	-336	7 839	6 660

(1)
Pro forma basis.

NET INCOME

	Year ended Dec 31, 2005 USD millions	Pro forma Year ended Dec 31, 2004 USD millions	Change %

Operating income	6 905	6 289	10
Result from associated companies	193	177	9
Financial income	461	488	-6
Interest expense	-294	-261	13

Income before taxes	7 265	6 693	9
Taxes	-1 124	-1 092	3

Net income	6 141	5 601	10

Attributable to
Shareholders of Novartis AG	6 130	5 586	10

Minority interests	11	15

RESULT FROM ASSOCIATED COMPANIES

Associated companies are accounted for using the equity method when Novartis holds between 20% and 50% of the voting shares of these companies, or where otherwise Novartis has significant influence over them. Income from associated companies is mainly derived from the Group's investments in Roche Holding AG and Chiron Corporation. Overall, income from associated companies increased to USD 193 million from USD 177 million in 2004. The Group's 44.1% interest in Chiron contributed an income of USD 19 million compared to an income of USD 13 million in 2004.

The Group's 33.3% interest in Roche voting shares, which represents a 6.3% interest in the total equity of Roche, generated income of USD 166 million compared to USD 156 million in 2004. The income for 2005 reflects an estimate of the Group's share of Roche's 2005 income, which is USD 281 million, including a positive prior year adjustment of USD 2 million. This income was reduced by an intangible amortization charge of USD 115 million arising from the allocation of the purchase price to property, plant & equipment and intangible assets.

A survey of analyst estimates is used to predict the Group's share of the net income of both Roche and Chiron. Any differences between these estimates and actual results will be adjusted in 2006.

FINANCIAL INCOME AND INTEREST EXPENSE

USD 461 million of financial income was offset by USD 294 million of interest expense resulting in financial income, net of USD 167 million in 2005, compared to USD 227 million in 2004, a reduction of USD 60 million, as acquisitions led to a decline in average net liquidity. The overall return on net liquidity for the year was 4.2%, up from 3.7% in 2004 principally due to currency gains.

TAXES

The amount of taxes expensed rose 3% to USD 1.1 billion in 2005. The Group's effective tax rate (taxes as a percentage of income before tax) was 15.5% in 2005 compared to 16.3% in 2004.

The Group's expected tax rate (weighted average tax rate based on the result before tax of each subsidiary) was 16.2% in 2005 compared to 16.8% in 2004. The Group's effective tax rate is different than the expected tax rate due to various adjustments to expenditures and income for tax purposes. See note 6 to the consolidated financial statements for details of the main elements contributing to the difference.

NET INCOME

Net income grew 10% to USD 6.1 billion from USD 5.6 billion in 2004, rising at a slower rate than sales mainly due to acquisition related charges. As a percentage of total net sales, net income decreased to 19.1% in 2005 compared to 19.8% in 2004. Return on average equity was 19.0% in 2005 compared to 18.6% in 2004.

EARNINGS PER SHARE

Earnings per share rose 11% to USD 2.63 in 2005 from USD 2.37 in 2004, partially benefiting from a reduced number of outstanding shares through the share buy-back programs.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Dec 31, 2005 USD millions	Dec 31, 2004 USD millions	Change USD millions

Total non-current assets	36 289	28 568	7 721
Cash, short-term deposits and marketable securities	10 933	13 892	-2 959
Other current assets	10 510	10 028	482

Total assets	57 732	52 488	5 244
Total equity	33 164	31 315	1 849
Financial debts	8 454	6 855	1 599
Other liabilities	16 114	14 318	1 796

Total equity and liabilities	57 732	52 488	5 244

Total non-current assets increased by USD 7.7 billion principally from the acquisitions in the Sandoz and Consumer Health Divisions. The Group's equity increased by USD 1.8 billion during 2005 to USD 33.2 billion at December 31, 2005, as a result of net income (USD 6.1 billion), negative translation adjustments (USD 2.0 billion), valuation differences on marketable securities and cash-flow hedges, share-based compensation and other items (USD 0.4 billion), offset by the acquisition of treasury shares (USD 0.2 billion), actuarial losses principally due to changes in discount rates (USD 0.4 billion) and the dividend payment (USD 2.1 billion). Total financial debts increased by USD 1.6 billion. The valuation differences on available-for-sale marketable securities and deferred cash-flow hedges decreased from unrealized gains of USD 379 million at December 31, 2004, to unrealized gains of USD 304 million at December 31, 2005. The year-end debt/equity ratio increased to 0.25:1 from 0.22:1 in 2004 due to the extra debt assumed to pay for the large acquisitions.

Novartis has long-term financial debt principally in the form of bonds. A total of USD 2.3 billion of straight bonds were outstanding at December 31, 2005, compared with USD 3.2 billion at December 31, 2004. For details on the maturity profile of debt, currency and interest rate structure, see note 18 to the consolidated financial statements.

Novartis debt continues to be rated by Standard & Poor's and Moody's as AAA and Aaa for long-term maturities and A1+ and P1 for short-term debt, respectively making the Group one of the few non-financial companies worldwide to have attained the highest rating from these two benchmark rating agencies. The Group considers its financing arrangements to be sufficient for its present requirements.

LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth certain information about the Group's cash flow and net liquidity.

	2005 USD millions	Pro forma 2004 USD millions	Change USD millions

Cash flow from operating activities	8 080	6 689	1 391
Cash flow used for investing activities	-7 482	-3 311	-4 171
Cash flow used for financing activities	-266	-2 997	2 731
Translation effect on cash and cash equivalents	-94	56	-150
Net change in cash and cash equivalents	238	437	-199
Change in short- and long-term marketable securities	-3 197	834	-4 031
Change in short- and long-term financial debt	-1 599	-885	-714
Change in net liquidity	-4 558	386	-4 944
Net liquidity at January 1	7 037	6 651	386

Net liquidity at December 31	2 479	7 037	-4 558

Cash flow from operating activities increased by 21% (USD 1.4 billion) to USD 8.1 billion reflecting the strong business expansion and good working capital management of the Divisions.

Cash outflow due to investing activities was USD 7.5 billion. A total of USD 8.8 billion was spent on acquisitions, while investments in property, plant & equipment amounted to USD 1.2 billion and USD 0.2 billion was spent on other investing activities. Net proceeds from marketable securities were USD 2.7 billion.

Cash flow used for financing activities was USD 0.3 billion, down USD 2.7 billion from 2004. USD 0.2 billion was spent on the acquisition of treasury shares and USD 2.1 billion on dividend payments. USD 2.0 billion inflow was due to the increase in short and long-term financial debt.

Overall liquidity (cash, cash equivalents and marketable securities including financial derivatives) amounted to USD 10.9 billion at December 31, 2005. Net liquidity fell by USD 4.6 billion to a total of USD 2.5 billion at December 31, 2005, compared to USD 7.0 billion at the start of the year, reflecting the acquisitions made during the year. Acquisitions amounted to approximately USD 8.8 billion to acquire Hexal and Eon Labs as well as the North American OTC business of BMS and an additional 2% stake in newly issued shares of Chiron through an existing agreement totaling USD 300 million.

GROUP FREE CASH FLOW

The Group defines free cash flow as cash flow from operating activities less purchase/sale of property, plant & equipment, intangible and financial assets and dividends paid. Cash effects on acquisition or divestment of subsidiaries, associated companies and minority interests are excluded from free cash flow. The following is a summary of the Group's free cash flow:

	2005 USD millions	Pro forma 2004 USD millions	Change USD millions

Cash flow from operating activities	8 080	6 689	1 391
Purchase of property, plant & equipment	-1 188	-1 269	81
Purchase of intangible assets	-360	-275	-85
Purchase of financial assets	-783	-747	-36
Proceeds from sale of property, plant & equipment	73	129	-56
Proceeds from sale of intangible and financial assets	958	670	288
Dividends paid to shareholders of Novartis AG	-2 107	-1 896	-211

Free cash flow	4 673	3 301	1 372

Free cash flow increased 42% to USD 4.7 billion in 2005 from USD 3.3 billion in 2004.

Group capital expenditure on property, plant & equipment for 2005 amounted to USD 1.2 billion (3.7% of net sales compared to 4.5% of net sales in 2004). This level reflects the continuing investment in production sites as well as Research & Development facilities. In 2006 capital expenditures for property, plant and equipment are forecast to be approximately 5.0% of net sales, excluding any impact from the planned Chiron acquisition. These expenditures will be funded from internally generated resources.

Free cash flow is presented as additional information since it is a useful indicator of the Group's ability to operate without relying on additional borrowing or the use of existing cash. Free cash flow is a measure of the net cash generated which is available for debt repayment and investment in strategic opportunities.

The Group uses free cash flow as a performance measure when making internal comparisons of the results of Divisions. Free cash flow of the Divisions uses the same definition as for the Group. However no dividends, tax or financial receipts or payments are included in the Divisional calculation.

The following summarizes the free cash flow by Division:

	2005 USD millions	Pro forma 2004 USD millions	Change USD millions

Pharmaceuticals	5 968	5 436	532
Sandoz	685	166	519
Consumer Health	838	962	-124
Dividends paid to shareholders of Novartis AG	-2 107	-1 896	-211
Corporate and other	-711	-1 367	656

Total	4 673	3 301	1 372

The following summarizes the Group's contractual obligations and other commercial commitments and the effect such obligations and commitments are expected to have on the Group's liquidity and cash flow in future periods.

	Payments due by period
	Total USD millions	Less than 1 year USD millions	2-3 years USD millions	4-5years USD millions	After 5 years USD millions

Long-term debt	2 441	1 122	1 247	33	39
Operating leases	963	257	329	135	242
Research & Development
—unconditional	95	60	35
—potential milestone payments	2 078	363	514	558	643
Purchase commitments
—property, plant & equipment	417	276	103	38

Total contractual cash obligations	5 994	2 078	2 228	764	924

The Group expects to fund the operating leases and long-term Research & Development and other purchase commitments with internally generated resources.

SPECIAL PURPOSE ENTITIES

The Novartis Group has no unconsolidated special purpose financing or partnership entities.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (EBITDA)

The Group defines EBITDA as operating income before depreciation of property, plant & equipment and amortization of intangible assets, including goodwill, and any related impairment charges.

	2005 USD millions	Pro forma 2004 USD millions	Change USD millions

Operating income	6 905	6 289	616
Depreciation of property, plant & equipment	821	780	41
Amortization of intangible assets	481	361	120
Impairments of property, plant & equipment and intangible assets	415	103	312

Group EBITDA	8 622	7 533	1 089

The segmentation of the Group EBITDA into the Divisions is as follows:

	EBITDA 2005 USD millions	% of net sales	Pro forma EBITDA 2004 USD millions	% of net sales

Pharmaceuticals	7 041	34.7	5 984	32.4
Sandoz	777	16.6	611	20.1
Consumer Health	1 311	18.1	1 242	18.5
Corporate and other	-507		-304

Total Group	8 622	26.8	7 533	26.7

ENTERPRISE VALUE

Enterprise value represents the total amount that shareholders and debt holders have invested in Novartis, less the Group's liquidity.

This is the base used by investors in Novartis to measure their EBITDA return.

	Dec 31, 2005 USD millions	Dec 31, 2004 USD millions	Change USD millions

Market capitalization	122 887	118 065	4 822
Minority interests	174	138	36
Financial debts	8 454	6 855	1 599
Less liquidity	-10 933	-13 892	2 959
Enterprise value	120 582	111 166	9 416

Enterprise value/EBITDA	14.0	14.8

VALUE ADDED STATEMENT

A total of 49% of the revenue from net sales was used to purchase goods and services from our suppliers. Of the Net Value Added of USD 15.7 billion, 51% was paid either directly or indirectly to the employees, 26% was retained in the business for future expansion and 10% was paid to public authorities and financial institutions. Dividends paid to shareholders represented 13% of the Net Value Added.

ORIGIN OF VALUE ADDED

	2005 USD millions	2005 % of net sales USD millions	Pro forma 2004 % of net sales USD millions

Net sales	32 212	100	100
Other revenues, change in inventory and own manufactured items	481	1.5	1.3

	32 693	101.5	101.3

Services bought from third parties:
Material costs	-5 802	-18.0	-17.1
Other operating expenses	-9 941	-30.9	-28.9

Gross value added	16 950	52.6	55.3
Depreciation, amortization and impairments on property, plant & equipment and intangible assets	-1 717	-5.3	-4.4
Financial income	461	1.4	1.7

Net Value Added	15 694	48.7	52.6

EXCHANGE RATE EXPOSURE AND RISK MANAGEMENT

Novartis transacts its business in many currencies other than the US dollar, its reporting currency. As a result of the Group's foreign currency exposure, exchange rate fluctuations have a significant impact in the form of both translation risk and transaction risk on its income statement. Translation risk is the risk that the Group's consolidated financial statements for a particular period or as of a certain date may be affected by changes in the prevailing rates of the various currencies of the reporting subsidiaries against the US dollar. Transaction risk is the risk that the value of transactions executed in currencies other than the subsidiary's measurement currency may vary according to currency fluctuations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

GROWTH AND CURRENCY CONTRIBUTIONS

	Local currencies % 2005	Local currencies % Pro forma 2004	USD % 2005	USD % 2004

Net sales	13	9	14	14
Operating income	10	5	10	11
Net income	10	9	10	14

NET SALES AND OPERATING COSTS BY CURRENCIES

	Net sales % 2005	Net sales % Pro forma 2004	Costs % 2005	Costs % 2004

USD	42	43	34	37
EUR	27	26	26	23
CHF	2	3	16	15
JPY	8	8	5	5
Other	21	20	19	20

LIQUID FUNDS AND FINANCIAL DEBT BY CURRENCIES

	Liquid funds % 2005	Liquid funds % 2004	Financial debt % 2005	Financial debt % 2004

USD	62	59	13	21
EUR	15	13	41	36
CHF	20	25	24	40
JPY			18
Other	3	3	4	3

The average exchange rate of the US dollar in 2005 was slightly weaker against the Euro, Canadian dollar and several other currencies in Latin America and Eastern Europe than in 2004. The total positive currency effect on net sales growth was one percentage point.

MARKET RISK:    Novartis is exposed to market risk, primarily related to foreign exchange, interest rates and the market value of the investments of liquid funds. The Group actively monitors these exposures. To manage the volatility relating to these exposures, the Group enters into a variety of derivative financial instruments. The Group's objective is to reduce, where it deems appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investments of liquid funds. It is the Group's policy and practice to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. It does not enter any financial transactions containing a risk that cannot be quantified at the time the transaction is concluded. The Group only sells existing assets or enters into transactions and future transactions (in the case of anticipatory hedges) that it confidently expects it will have in the future, based on past experience. In the case of liquid funds, the Group writes call options on assets it has or it writes put options on positions it wants to acquire and has the liquidity to acquire. The Group expects that any loss in value for these instruments generally would be offset by increases in the value of the underlying transactions.

FOREIGN EXCHANGE RATES:    The Group uses the US dollar as its reporting currency. As a result, the Group is exposed to foreign exchange movements, primarily in European, Japanese and other Asian and Latin American currencies. Consequently, it enters into various contracts that reflect the changes in the value of foreign exchange rates to preserve the value of assets, commitments and anticipated transactions. Novartis also uses forward contracts and foreign currency option contracts to hedge certain anticipated net revenues in foreign currencies.

Net investments in foreign countries are long-term investments. Their fair value changes through movements of the currency exchange rates. In the very long term, however, the difference in the inflation rate should match the exchange rate movement, so that the market value of the non-monetary assets abroad will compensate for the change due to currency movements. For this reason, the Group only in exceptional cases hedges the net investments in foreign subsidiaries.

COMMODITIES:    The Group has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of the margin and thus below the Group's risk management tolerance levels. Accordingly, it does not enter into significant commodity futures, forward and option contracts to manage fluctuations in prices of anticipated purchases.

INTEREST RATES:    The Group manages its net exposure to interest rate risk through the proportion of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix, Novartis may enter into interest rate swap agreements, in which it exchanges periodic payments based on a notional amount and agreed-upon fixed and variable interest rates.

EQUITY RISK:    The Group purchases equities as investments of its liquid funds. As a policy, it limits its holdings in an unrelated company to less than 5% of its liquid funds. Potential investments are thoroughly analyzed in respect to their past financial track record (mainly cash flow return on investment), their market potential, their management and their competitors. Call options are written on equities that the Group owns, and put options are written on equities which the Group wants to buy and for which cash has been reserved.

MANAGEMENT SUMMARY:    Use of derivative financial instruments did not have a material impact on the Group's financial position at December 31, 2005 and 2004 or its results of operations for the years ended December 31, 2005 and 2004.

VALUE AT RISK:    The Group uses a value at risk (VAR) computation to estimate the potential ten-day loss in the fair value of its interest-rate-sensitive financial instruments, the loss in pre-tax earnings of its foreign currency price-sensitive derivative financial instruments as well as the potential ten-day loss of its equity holdings. It uses a ten-day period because of an assumption that not all positions could be undone in a single day given the size of the positions. The VAR computation includes the Group's debt, short-term and long-term investments, foreign currency forwards, swaps and options as well as anticipated transactions. Foreign currency trade payables and receivables as well as net investments in foreign subsidiaries are excluded from the computation.

The VAR estimates are made assuming normal market conditions, using a 95% confidence interval. The Group uses a "Delta Normal" model to determine the observed inter-relationships between movements in interest rates, stock markets and various currencies. These inter-relationships are determined by observing interest rate, stock market movements and forward currency rate movements over a 60-day period for the calculation of VAR amounts.

The estimated potential ten-day loss in pre-tax earnings from the Group's foreign currency instruments, the estimated potential ten-day loss on its equity holdings, and the estimated potential ten-day loss in fair value of its interest rate sensitive instruments, primarily debt and investments of liquid funds under normal market conditions, as calculated in the VAR model, are the following:

	Dec 31, 2005 USD millions	Dec 31, 2004 USD millions

All financial instruments	277	495
Analyzed by components:
Instruments sensitive to foreign currency rates	161	382
Instruments sensitive to equity market movements	30	40
Instruments sensitive to interest rates	113	118

The average, high, and low VAR amounts for 2005 are as follows:

	Average USD millions	High USD millions	Low USD milllions

All financial instruments	242	300	187
Analyzed by components:
Instruments sensitive to foreign currency rates	131	172	100
Instruments sensitive to equity market movements	28	31	24
Instruments sensitive to interest rates	115	128	96

The VAR computation is a risk analysis tool designed to statistically estimate the maximum probable ten-day loss from adverse movements in foreign currency rates, equity prices and interest rates under normal market conditions. The computation does not purport to represent actual losses in fair value on earnings to be incurred by the Group, nor does it consider the effect of favorable changes in market rates. The Group cannot predict actual future movements in such market rates and it does not claim that these VAR results are indicative of future movements in such market rates or to be representative of any actual impact that future changes in market rates may have on the Group's future results of operations or financial position.

In addition to these VAR analyses, the Group uses stress testing techniques that aim to reflect a worst case scenario. For these calculations, the Group uses the worst movements during a period of six months over the past 20 years in each category. For 2005 and 2004, the worst-case-loss scenario was configured as follows:

	Dec 31, 2005 USD millions	Dec 31, 2004 USD millions

Bond portfolio	53	115
Money market and linked financial instruments	164	184
Equities	166	98
Foreign exchange risks	335	231

Total	718	628

In the Group's risk analysis, Novartis considered this worst-case scenario acceptable inasmuch as it could reduce the income, but would not endanger the solvency and/or the investment- grade credit standing of the Group. While it is highly unlikely that all worst-case fluctuations would happen simultaneously, as shown in the model, the actual market can of course produce bigger movements in the future than it has historically. Additionally, in such a worst-case environment, management actions could further mitigate the Group's exposure.

The major financial risks facing the Group are managed centrally by Group Treasury. Only residual risks and some currency risks are managed in the subsidiaries. However the collective amount of the residual risks is below 10% of the global risks.

Novartis has a written Treasury Policy and has implemented a strict segregation of front office and back office controls. The Group does regular reconciliations of its positions with its counter-parties. In addition the Treasury function is included in Management's internal control assessment.

SUMMARY OF QUARTERLY FINANCIAL DATA FOR 2005 AND 2004

USD millions unless indicated otherwise	Q1	Q2	Q3	Q4	2005	Q1(1)	Q2(1)	Q3(1)	Q4(1)	2004(1)

Net sales	7 341	7 799	8 415	8 657	32 212	6 639	6 973	7 057	7 578	28 247
Other revenues	73	71	74	96	314	27	32	43	52	154
Cost of goods sold	-1 926	-1 975	-2 450	-2 517	-8 868	-1 689	-1 763	-1 765	-2 051	-7 268

Gross profit	5 488	5 895	6 039	6 236	23 658	4 977	5 242	5 335	5 579	21 133
Marketing & sales	-2 319	-2 461	-2 393	-2 629	-9 802	-2 060	-2 204	-2 109	-2 500	-8 873
Research & development	-1 087	-1 096	-1 191	-1 472	-4 846	-938	-955	-1 044	-1 140	-4 077
General & administration	-401	-405	-428	-508	-1 742	-355	-372	-361	-452	-1 540
Other income & expense	-1	-84	-139	-139	-363	-170	4	-201	13	-354

Operating income	1 680	1 849	1 888	1 488	6 905	1 454	1 715	1 620	1 500	6 289
Result from associated companies	33	28	65	67	193	42	14	98	23	177
Financial income	116	137	98	110	461	87	168	104	129	488
Interest expense	-71	-76	-80	-67	-294	-59	-70	-69	-63	-261

Income before taxes	1 758	1 938	1 971	1 598	7 265	1 524	1 827	1 753	1 589	6 693
Taxes	-281	-292	-305	-246	-1 124	-254	-319	-284	-235	-1 092

Net income	1 477	1 646	1 666	1 352	6 141	1 270	1 508	1 469	1 354	5 601

Attributable to
Shareholders of Novartis AG	1 481	1 640	1 659	1 350	6 130	1 274	1 491	1 470	1 351	5 586
Minority interests	-4	6	7	2	11	-4	17	-1	3	15
EPS (USD)	0.63	0.70	0.71	0.58	2.63	0.54	0.63	0.62	0.58	2.37

Net sales by Division
Pharmaceuticals	4 789	5 132	5 093	5 248	20 262	4 310	4 572	4 646	4 969	18 497
Sandoz	803	832	1 486	1 573	4 694	719	737	722	867	3 045
Consumer Health	1 749	1 835	1 836	1 836	7 256	1 610	1 664	1 689	1 742	6 705
Total net sales	7 341	7 799	8 415	8 657	32 212	6 639	6 973	7 057	7 578	28 247

Operating income by Division
Pharmaceuticals	1 364	1 611	1 681	1 358	6 014	1 251	1 373	1 401	1 341	5 366
Sandoz	110	79	34	119	342	91	132	12	28	263
Consumer Health	286	289	290	190	1 055	265	274	292	175	1 006
Corporate income & expense, net	-80	-130	-117	-179	-506	-153	-64	-85	-44	-346

Total operating income	1 680	1 849	1 888	1 488	6 905	1 454	1 715	1 620	1 500	6 289

(1)
Pro forma basis (see section "2004 Pro Forma Consolidated Income Statement" for further information).

SUMMARY OF FINANCIAL DATA 2001-2005

USD millions unless indicated otherwise		2005	2004(1)	2003(2)	2002(3)	2001(3)

Novartis Group net sales to third parties		32 212	28 247	24 864	20 877	18 762

Change relative to preceding year	%	14.0	13.6	19.1	11.3	-10.6
Pharmaceuticals Division net sales to third parties		20 262	18 497	16 020	13 528	11 965
Change relative to preceding year	%	9.5	15.5	18.4	13.1	11.4
Sandoz Division net sales to third parties		4 694	3 045	2 906	1 817	1 444
Change relative to preceding year	%	54.2	4.8	59.9	25.8	23.7
Consumer Health Division net sales to third parties		7 256	6 705	5 938	5 532	5 353
Change relative to preceding year	%	8.2	12.9	7.3	3.3	5.5

Operating income		6 905	6 289	5 666	5 092	4 325

Change relative to preceding year	%	9.8	11.0	11.3	17.7	8.1
As a % of net sales	%	21.4	22.3	22.8	24.4	23.1
As a % of average equity	%	21.4	20.8	20.1	19.4	18.2
As a % of average net operating assets	%	25.1	27.0	25.9	26.4	28.1

Net income		6 141	5 601	4 905	4 725	3 836

Change relative to preceding year	%	9.6	14.2	3.8	23.2	0.4
As a % of net sales	%	19.1	19.8	19.7	22.6	20.4
As a % of average equity	%	19.0	18.6	17.4	18.0	16.1

Dividends of Novartis AG(4)		2 047	2 107	1 896	1 724	1 367

Cash flow from operating activities		8 080	6 689	6 627	5 229	4 358

Change relative to preceding year	%	20.8	0.9	26.7	20.0	-4.0
As a % of net sales	%	25.1	23.7	26.7	25.0	23.2

Free cash flow		4 673	3 301	3 581	2 958	2 453

Change relative to preceding year	%	41.6	-7.8	21.1	20.6	-8.4
As a % of net sales	%	14.5	11.7	14.4	14.2	13.1

Investment in property, plant & equipment		1 188	1 269	1 329	1 068	801

Change relative to preceding year	%	-6.4	-4.5	24.4	33.3	-0.2
As a % of net sales	%	3.7	4.5	5.3	5.1	4.3

Depreciation of property, plant & equipment		821	780	737	592	557

As a % of net sales	%	2.5	2.8	3.0	2.8	3.0

Research & development expenditure		4 846	4 077	3 655	2 843	2 528
As a % of net sales	%	15.0	14.4	14.7	13.6	13.5

Pharmaceuticals Division research & development expenditure		3 972	3 371	2 995	2 355	2 088

As a % of Pharmaceuticals Division net sales	%	19.5	18.1	18.5	17.3	17.3
As a % of Pharmaceuticals Division net sales to third parties	%	19.6	18.2	18.7	17.4	17.5

Total assets		57 732	52 488	48 378	45 025	39 763

Liquidity		10 933	13 892	12 621	12 542	13 194
Equity		33 164	31 315	29 043	27 451	25 161
Debt/equity ratio		0.25:1	0.22:1	0.21:1	0.20:1	0.21:1
Current ratio		1.4:1	2.0:1	2.2:1	2.5:1	2.4:1

Net operating assets		30 685	24 278	22 392	21 363	17 197

Change relative to preceding year	%	26.4	8.4	4.8	24.2	26.1
As a % of net sales	%	95.3	85.9	90.1	102.3	91.7

Personnel costs		7 941	6 984	6 252	5 128	4 362

As a % of net sales	%	24.7	24.7	25.1	24.6	23.2

Number of employees at year end	number	90 924	81 392	78 541	72 877	71 116

Net sales per employee (average)	USD	373 872	353 241	318 041	282 041	266 809

(1)
Income and cash flow statement data are based on pro forma data (see section "2004 Pro Forma Consolidated Financial Information" for further information). Balance sheet data is based on restated figures (see note 32 to the consolidated financial statements).

(2)
2003 data is pro forma and has been prepared on a consistent basis to the 2004 data.

(3)
2002 and 2001 data has not been adjusted from that reported in prior years, so is not always comparable with data for the years 2003 to 2005.

(4)
2005: Proposal to the shareholder's meeting. In all years this shows only those amounts paid to third party shareholders of Novartis AG.

EQUITY STRATEGY AND SHARE INFORMATION

NOVARTIS SHARE PRICE INCREASES STRONGLY BY 21% IN SWISS FRANCS (ADSs INCREASE 4% IN USD) IN 2005

Global equity capital markets experienced a recovery in 2005 following a challenging environment in 2004. The Swiss Market Index (SMI) increased by 33% in 2005 while the Morgan Stanley World Pharmaceutical Index (MSWPI) increased by 1% compared to 2004. The Novartis share price performed better when compared to most of its pharmaceutical peers, and when measured in USD outpaced the MSCI Pharmaceutical Index by 3% points but rose less than the SMI when measured in Swiss Francs. The Novartis share price closed at CHF 69.05 on December 30, 2005, compared to CHF 57.30 at December 31, 2004 resulting in a 21% increase. The ADS performance in the US, on the other hand, showed an increase of only 4% as a result of the strengthening USD towards the end of 2005. The market capitalization of Novartis amounted to USD 123 billion on December 31, 2005, compared to USD 118 billion at the end of 2004.

DIVIDEND CONTINUOUSLY INCREASED SINCE 1996

The Board is proposing a 10% increase in the dividend payment for 2005 to CHF 1.15 per share (2004: CHF 1.05) for approval at the Annual General Meeting. This represents the ninth consecutive increase in the dividend paid per share since the formation of Novartis in late 1996. If the 2005 dividend proposal is approved by shareholders, dividends paid out on the outstanding shares will amount to USD 2.0 billion (2004: USD 2.1 billion), resulting in a payout ratio of 33% (2004: 38%). Based on the 2005 year-end share price of CHF 69.05, the Novartis dividend yield is 1.7% (2004: 1.8%). The dividend payment date for 2005 will be March 3, 2006. With the exception of 258.1 million treasury shares, all shares issued are dividend bearing.

FOURTH AND FIFTH SHARE REPURCHASE PROGRAMS

In August 2004, Novartis announced the completion of the third share repurchase program and the start of a fourth program to repurchase shares via a second trading line on the SWX Swiss Exchange for approximately USD 2.4 billion (CHF 3.0 billion). Additionally, a fifth share repurchase program for up to CHF 4.0 billion was approved at the Annual General Meeting on March 1, 2005.

Since the start of the fourth program, a total of 25.4 million shares have been repurchased for USD 1.2 billion, of which 10.2 million shares amounting to USD 0.5 billion were bought back in 2005. Overall in 2005, a total of 16 million shares have been repurchased for USD 0.8 billion and a total of 13 million shares have been sold for USD 0.6 billion. This includes shares bought through the repurchase programs as well as additional shares bought/sold on the first trading line and transactions with associates.

A proposal will be made at the Annual General Meeting to reduce the share capital by 10.2 million shares bought through the repurchase programs on the second trading line.

DIRECT SHARE PURCHASE PLANS

Since 2001 Novartis has been offering US investors the ADS Direct Plan, which provides investors in the United States an easy and inexpensive way of directly purchasing Novartis shares and of reinvesting dividends. This plan holds Novartis American Depositary Shares (ADSs) which are listed on the New York Stock Exchange under the trading symbol NVS. At the end of 2005, the US ADS Plan had 453 participants. Since September 1, 2004, Novartis also offers a Direct Share Purchase Program to investors residing in Switzerland, Liechtenstein, France and the United Kingdom, which was the first of its kind in Europe. With this plan Novartis offers an easy and inexpensive way of directly purchasing Novartis registered shares and of depositing them free of charge with SAG SIS Aktienregister AG. As of December 31, 2005, a total of 9163 shareholders had been enrolled in this program.

INFORMATION ON NOVARTIS SHARES

You can find further information on the Internet at http://www.novartis.com/investors.

CHART OF NOVARTIS 2005 SHARE PRICE MOVEMENT

KEY NOVARTIS SHARE DATA

	2005	2004

Issued shares	2 739 171 000	2 777 210 000

Of which treasury shares
Reserved for employee share-based compensation	40 291 620	41 569 718
Not specifically reserved	362 962 880	398 145 155

Treasury shares	403 254 500	439 714 873

Outstanding shares at December 31	2 335 916 500	2 337 495 127

Average number of shares outstanding	2 332 848 144	2 355 490 272

PER SHARE INFORMATION(1)
(IN USD EXCEPT DIVIDEND WHICH IS IN CHF)

	2005	2004

Basic earnings per share[2]	2.63	2.37
Diluted earnings per share[2]	2.62	2.36
Operating cash flow per share[2]	3.46	2.84
Year end equity for Novartis AG shareholders	14.12	13.34
Dividend[3] (CHF)	1.15	1.05

(1)
Calculated on average number of shares outstanding except year end equity per share
(2)
Pro forma 2004 figures
(3)
2005: Proposal to shareholders' meeting

KEY RATIOS—DECEMBER 31

	2005	2004

Price/earnings ratio[1]	20.0	21.3
Enterprise value/EBITDA[1]	14.0	14.8
Dividend yield (%)	1.7	1.8

(1)
Based on share price at the year end

KEY DATA ON AMERICAN DEPOSITARY SHARES (ADSs) ISSUED
IN THE US

	2005	2004

Year end ADS price (USD)	52.48	50.54
ADSs outstanding[1]	279 064 646	196 669 080

(1)
The depositary, JP Morgan Chase Bank, holds one Novartis AG share for every American Depositary Share (ADS) issued

SHARE PRICE (CHF)

	2005	2004

Year end	69.05	57.30
Highest	71.50	59.95
Lowest	55.35	52.10

Year-end market capitalization (USD millions)	122 887	118 065

TRADING

Novartis shares are listed in Switzerland and traded on virt-x, an exchange for pan-European blue chip shares. The American Depositary Shares (ADSs) are listed on the New York Stock Exchange. Novartis shares are also traded on the International Retail Service (IRS) of the London Stock Exchange.

SYMBOLS

	virt-x (Reuters/Bloomberg)	IRS (Bloomberg)	NYSE (Reuters/Bloomberg)

Shares	NOVN.VX/NOVN VX	NOV LN
ADSs			NVS

WIDELY DISPERSED SHAREHOLDINGS

Novartis shares are widely held. As of December 31, 2005, Novartis had approximately 160 000 shareholders (2004: 171 000) registered in its share register. Based on the Novartis AG share register approximately 53% (2004: 58%) of the Novartis AG shares that are registered by name are held in Switzerland and 36% are held by approximately 850 holders in the USA (2004: 30% and 1 100 holders, respectively). The above numbers are not representative of the actual number of beneficial owners located in Switzerland or the US since certain shares are held by brokers or other nominees. Approximately 14% of the shares registered in the share registry are held by retail or individual investors whilst 86% are held by institutions such as banks, nominees, insurers, pension funds and investment funds. A total of 22% of the Novartis AG shares are not entered in the share register.

LIMITATION OF REGISTRATION, VOTING RIGHTS AND MAJOR SHAREHOLDERS

No person or entity shall be registered with the right to vote for more than 2% of the share capital as set forth in the Commercial Register. The Board of Directors may allow exemptions from the limitation for registration in the share register.

Based upon information available to the Group, shareholders owning 2% or more of Novartis AG's capital at December 31 are listed in the table below:

	% holding of share capital December 31, 2005	% holding of share capital December 31, 2004

Novartis Foundation for Employees Participation, Basel	2.9	3.1

Emasan AG, Basel	3.2	3.2

In addition:

  •
  Nortrust Nominees, London, holds 2.5% (2004: 2.3%) and JPMorgan Chase Bank, New York, holds 8.3% (2004: 7.6%) of the registered shares, respectively as nominees.

  •
  JPMorgan Chase Bank, the depositary for the shares represented by American Depositary Shares may be registered with up to 11% of the share capital.

NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS
for the years ended December 31, 2005 and 2004

	Note	2005 USD millions	2004 USD millions

Net sales	3/4	32 212	28 247
Other revenues		314	154
Cost of goods sold		-8 868	-7 268

Gross profit		23 658	21 133
Marketing & sales		-9 802	-8 873
Research & development		-4 846	-4 171
General & administration		-1 742	-1 540
Other income & expense		-363	-397

Operating income	3/4	6 905	6 152
Result from associated companies	10	193	68
Financial income	5	461	486
Interest expense		-294	-261

Income before taxes		7 265	6 445
Taxes	6	-1 124	-1 065

Net income		6 141	5 380

Attributable to Shareholders of Novartis AG		6 130	5 365
Minority interests		11	15
Earnings per share (USD)	7	2.63	2.28

Diluted earnings per share (USD)	7	2.62	2.27

The accompanying notes form an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
at December 31, 2005 and 2004

	Note	2005 USD millions	2004 USD millions

Assets
Non-current assets
Property, plant & equipment	8	8 679	8 497
Intangible assets	9	13 294	5 629
Associated companies	10	7 086	7 450
Deferred taxes	11	3 401	2 535
Financial and other non-current assets	12	3 829	4 457

Total non-current assets		36 289	28 568

Current assets
Inventories	13	3 725	3 558
Trade accounts receivable	14	5 343	4 851
Marketable securities & derivative financial instruments	15	4 612	7 809
Cash and cash equivalents		6 321	6 083
Other current assets	16	1 442	1 619

Total current assets		21 443	23 920

Total assets		57 732	52 488

Equity and liabilities
Equity
Share capital	17	994	1 008
Treasury shares	17	-146	-159
Reserves		32 142	30 328
Issued share capital and reserves available to Novartis shareholders		32 990	31 177
Minority interests		174	138

Total equity		33 164	31 315

Liabilities
Non-current liabilities
Financial debts	18	1 319	2 736
Deferred taxes	11	3 472	2 340
Provisions and other non-current liabilities	19	4 449	4 248

Total non-current liabilities		9 240	9 324

Current liabilities
Trade accounts payable		1 961	2 020
Financial debts and derivative financial instruments	20	7 135	4 119
Current income tax liabilities		1 253	1 101
Provisions and other current liabilities	21	4 979	4 609

Total current liabilities		15 328	11 849

Total liabilities		24 568	21 173

Total equity and liabilities		57 732	52 488

The accompanying notes form an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENTS
for the years ended December 31, 2005 and 2004

	Note	2005 USD millions	2005 USD millions	2004 USD millions	2004 USD millions

Net income			6 141		5 380
Reversal of non-cash items
Taxes		1 124		1 065
Depreciation, amortization and impairments on
Property, plant & equipment		835		796
Intangible assets		882		543
Financial assets		48		49
Result from associated companies		-193		-68
Divestment gain/loss from subsidiaries		-8		1
Gains on disposal of property, plant & equipment, intangible and financial assets, net		-393		-224
Equity settled share-based compensation expenses		415		332
Net financial income		-167		-225

Total reversal of non-cash items			2 543		2 269
Dividends from associated companies			96		73
Dividends received from marketable securities			4		12
Interest and other financial receipts			437		382
Interest and other financial payments			-313		-274
Taxes paid			-1 363		-1 083

Cash flow before working capital and provision changes			7 545		6 759

Restructuring payments and other cash payments out of provisions			-337		-219
Change in net current assets and other operating cash flow items	22		872		55

Cash flow from operating activities			8 080		6 595

Investment in property, plant & equipment			-1 188		-1 269
Proceeds from disposals of property, plant & equipment			73		129
Purchase of intangible assets			-360		-181
Proceeds from disposals of intangible assets			250		184
Purchase of financial assets			-783		-747
Proceeds from disposals of financial assets			708		486
Acquisition of additional interests in associated companies			-300
Acquisition and divestments of businesses	23		-8 536		-1 031
Acquisition of minority interests			-30
Proceeds from disposals of marketable securities			6 724		6 527
Payments for acquiring marketable securities			-4 040		-7 315

Cash flow used for investing activities			-7 482		-3 217

Acquisition of treasury shares, net			-231		-1 820
Proceeds from issuance of share capital to third parties by subsidiaries			67		60
Increase in non-current financial debts			15		14
Repayment of non-current financial debts			-884		-15
Change in current financial debts			2 906		685
Dividend payments and cash contributions to minority interests			-32		-25
Dividends paid to shareholders of Novartis AG			-2 107		-1 896

Cash flow used for financing activities			-266		-2 997

Net effect of currency translation on cash and cash equivalents			-94		56

Net change in cash and cash equivalents			238		437

Cash and cash equivalents at the beginning of the year			6 083		5 646

Cash and cash equivalents at end of the year			6 321		6 083

The accompanying notes form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
for the years ended December 31, 2005 and 2004

	Note	2005 USD millions	2004 USD millions

Net income		6 141	5 380
Fair value adjustments on financial instruments	24.1	-75	297
Actuarial losses from defined benefit plans, net	24.2	-400	-1 038
Novartis share of equity recognized by associated companies	24.3	41	24
Translation movements[1]	24.4	-1 978	950

Total recognized income and expense		3 729	5 613

Attributable to shareholders of Novartis AG		3 720	5 597
Attributable to minority interests		9	16

1
Thereof USD -2 million associated with minority interests (2004: USD 1 million)

The accompanying notes form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the years ended December 31, 2005 and 2004

	Note	Share capital USD millions	Treasury shares USD millions	Share premium USD millions	Retained earnings USD millions	Total fair values adjustments attributable to Novartis USD millions	Total reserves USD millions	Minority interests USD millions	Total equity USD millions

Total equity at January 1, 2004		1 017	-121	176	28 327	1 030	29 533		30 429
Changes in accounting policies			-34		-669	-773	-1 442	90	-1 386

Total recognized income and expense					5 389	208	5 597	16	5 613
Dividends	25.1				-1 896		-1 896		-1 896
Acquisition of treasury shares, net	25.2		-13		-1 796		-1 796		-1 809
Reduction in share capital	25.3	-9	9
Share-based compensation	25.4				332		332		332
Changes in minority interests								32	32
Transfers	25.5			26	-26

Total of other equity movements		-9	-4	26	-3 386		-3 360	32	-3 341

Total equity at December 31, 2004		1 008	-159	202	29 661	465	30 328	138	31 315

Total recognized income and expense					6 171	-2 451	3 720	9	3 729

Dividends	25.1				-2 107		-2 107		-2 107
Acquisition of treasury shares, net	25.2		-1		-244		-244		-245
Reduction in share capital	25.3	-14	14
Share-based compensation	25.4				445		445		445
Changes in minority interests								27	27
Transfers	25.5			-3	3

Total of other equity movements		-14	13	-3	-1 903		-1 906	27	-1 880

Total equity at December 31, 2005		994	-146	199	33 929	-1 986	32 142	174	33 164

The accompanying notes form an integral part of the consolidated financial statements.

NOTES TO THE NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS

1.    ACCOUNTING POLICIES

The Novartis Group (Group or Novartis) consolidated financial statements comply with the International Financial Reporting Standards (IFRS) and interpretations formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) and interpretations formulated by its predecessor organization the International Accounting Standards Committee (IASC), as well as with the following significant accounting policies. They are prepared in accordance with the historical cost convention except for items which are required to be accounted for at fair value.

The preparation of financial statements requires management to make estimates and other judgments that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual outcomes could differ from those estimates.

2004 RESTATEMENT:    As required by IFRS, the 2004 consolidated financial statements have been restated to reflect the impact of the adoption of a number of new or revised IFRS statements on January 1, 2005. Note 32 provides a summary of the impact of these and other voluntary changes in financial reporting. As a result of these changes a statement of recognized income and expense separate from the statement of changes in equity has been introduced.

SCOPE OF CONSOLIDATION:    The consolidated financial statements include all companies which Novartis AG, Basel, Switzerland directly or indirectly controls (generally over 50% of voting interest). Special purpose entities, irrespective of their legal structure, are consolidated in instances where the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Investments in associated companies (defined as investments in companies where Novartis holds between 20% and 50% of a company's voting shares or over which it otherwise has significant influence) and joint ventures are accounted for by using the equity method with the Group recording its share of the associated company's net income and equity. The Group's share in the results of its associated companies is included in one income statement line and is calculated after deduction of their respective taxes and minority interests.

PRINCIPLES OF CONSOLIDATION:    The annual closing date of the individual financial statements is December 31. The financial statements of consolidated companies operating in high-inflation economies are adjusted to eliminate the impact of high inflation.

The purchase method of accounting is used to account for the acquisition of business combinations by the Group. The cost of an acquisition is measured as the fair value of the assets transferred to the seller and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. Companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Novartis was formed on December 20, 1996 when all assets and liabilities of Sandoz AG and Ciba-Geigy AG were transferred by universal succession to Novartis AG. The uniting of interests method was used to account for this transaction. If it were undertaken today, the merger would require a different accounting treatment.

Intercompany income and expenses, including unrealized profits from internal Novartis transactions and intercompany receivables and payables have been eliminated.

FOREIGN CURRENCIES:    The consolidated financial statements of Novartis are expressed in US dollars (USD). The functional currency of certain Swiss and foreign finance companies used for preparing the financial statements is USD instead of the respective local currency. This reflects these entities' cash flows and transactions being primarily denominated in USD. Generally, the local currency is used as the measurement currency for other entities. In the respective entity financial statements, monetary assets and liabilities denominated in foreign currencies are translated at the rate prevailing at the balance sheet date. Transactions are recorded using the approximate exchange rate at the time of the transaction. All resulting foreign exchange transaction gains and losses are recognized in the entity's income statement.

Income, expense and cash flows of the consolidated entities have been translated into US dollars using the average of the monthly exchange rates during the year. Balance sheets are translated using the year end exchange rates. Translation differences arising from movements in the exchange rates used to translate equity and long-term intercompany financing transactions relating to the net investment in a foreign entity, retained earnings and other equity components and net income for the year are allocated directly to the cumulative translation differences.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING:    Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured to their fair value.

The method of recognizing the resulting gain or loss is dependent on whether a derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The purpose of hedge accounting is to match the impact of the hedged item and the hedging instrument in the income statement. To qualify for hedge accounting, the hedging relationship must meet several strict conditions with respect to documentation, probability of occurrence, hedge effectiveness and reliability of measurement. At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecasted transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. On the date a derivative contract is entered into, the Group designates derivatives which qualify as hedges for accounting purposes as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), or b) a hedge of a forecasted transaction or firm commitment (cash flow hedge) or c) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives which are fair value hedges and that are highly effective are recognized in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives in cash flow hedges are recognized in equity. Where a forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains or losses previously included in the statement of recognized income and expense are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in the statement of recognized income and expense are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. The Group hedges certain net investments in foreign entities with foreign currency borrowings. All foreign exchange gains or losses arising on translation are included in cumulative translation differences and recognized in the statement of recognized income and expense.

Certain derivative instruments, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting are recognized immediately in financial income in the income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in the statement of recognized income and expenseat that time remains and is recognized in the income statement when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a forecasted or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in the statement of recognized income and expenseis immediately transferred to the income statement.

PROPERTY, PLANT & EQUIPMENT:    Property, plant & equipment have been valued at cost of acquisition or production cost and are depreciated on a straight-line basis to the income statement over the following estimated useful lives:

Buildings	20 to 40 years
Machinery and equipment	7 to 20 years
Furniture and vehicles	5 to 10 years
Computer hardware	3 to 7 years

Land is valued at acquisition cost except if held under long-term lease arrangements, when it is amortized over the life of the lease. Land held under long-term lease agreements relates to initial payments to lease land on which certain of the Group's buildings are located. Additional costs which enhance the future economic benefit of property, plant & equipment are capitalized. Property, plant & equipment is reviewed for impairment whenever events or changes in circumstances indicate that the balance sheet carrying amount may not be recoverable. Financing costs associated with the construction of property, plant & equipment are not capitalized. Property, plant & equipment which are financed by leases giving Novartis substantially all the risks and rewards of ownership are capitalized at the lower of the fair value of the leased property or the present value of minimum lease payments at the inception of the lease, and depreciated in the same manner as other property, plant & equipment over the shorter of the lease term or their useful life.

INTANGIBLE ASSETS:    For business combinations, the excess of the purchase price over the fair value of net identifiable assets acquired is recorded as goodwill in the balance sheet and is denominated in the local currency of the related acquisition. Goodwill is allocated to operations using a concept known as cash-generating units, which are at least one level below the divisional segmentation. Under IFRS 3, with effect from January 1, 2005, all goodwill is considered to have an indefinite life and is not amortized, but is subject to at least annual impairment testing. Any goodwill impairment charge is recorded in the income statement as Other Operating Expense. Goodwill that is embedded in the equity accounting for associated companies is also assessed annually for impairment with any resulting charge recorded in the results from associated companies. As required by the transitional rules, this new accounting policy was also applied in 2004 for business combinations consummated after March 31, 2004. Goodwill on business combinations prior to March 31, 2004, was amortized to income through Other Operating Expense on a straight-line basis over the asset's useful life. The amortization period ranged from 5 to 20 years based on Management's evaluation at the time of the acquisition, considering factors such as existing market share, potential sales growth and other factors inherent in the acquired company. Goodwill relating to business combinations prior to January 1, 1995, has been fully written off against retained earnings.

Under IFRS 3, In-Process Research & Development (IPR&D) is valued as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and is allocated to cash-generating units and must be assessed for impairment on an annual basis. Any impairment charge is recorded in Research & Development expenses. Once a project included in IPR&D has been successfully developed and is available for use, it is amortized over its useful life into Cost of Goods Sold along with any related impairment charge. Prior to January 1, 2005, IPR&D was included in goodwill for IFRS purposes and amortized. As required by the transitional rules, IPR&D has already been separately capitalized and not amortized for IFRS purposes for all business combinations after March 31, 2004.

Under IAS 38 (revised), acquired assets in development, such as those related to initial and milestone payments on licensed or acquired compounds, need to be capitalized from January 1, 2005 as intangible assets, even if uncertainties exist as to whether the R&D will ultimately be successful in producing a saleable product. Prior to January 1, 2005, intangible assets in development were only recognized if they were acquired after receiving regulatory approval, such as that from the US Food and Drug Administration (FDA).

Acquired intangible assets are amortized on a straight-line basis over the following periods with the charge recorded in the applicable functional cost lines in the income statement:

Trademarks	Over their estimated economic or legal life with a maximum of 15 years
Product and marketing rights	5 to 20 years
Core development technologies	Over their estimated useful life typically between 15 and 30 years
Software	3 years
Others	3 to 5 years

Product and marketing rights are acquired either individually or as part of a business combination, in which case they are allocated to cash-generating units. The useful lives assigned to acquired product rights are based on the maturity of the products and the estimated economic benefit that such product rights can provide. Amortization of trademarks, product and marketing rights is charged to Cost of Goods Sold over their useful lives, commencing in the year in which the rights first generate sales. Core development technologies, which represent identified and separable acquired know-how used in the development process, is amortized into Cost of Goods Sold. Any impairment charges are recorded in the income statement in the same functional cost lines as the amortization charges.

Intangibles other than goodwill and IPR&D are reviewed whenever facts and circumstances indicate that their carrying value may not be recoverable. When there is an indication that the asset value may not be fully recoverable, the Group estimates its fair value less cost to sell based on the future cash flows expected to result from the use of the asset and its eventual disposition. If the balance sheet carrying amount of the asset is greater than the higher of its value in use to Novartis or its anticipated fair value less costs to sell, an impairment loss for the difference is recognized. For purposes of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash-generating units. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual cash flows could vary significantly from forecasted cash flows.

FINANCIAL ASSETS:    Investments other than those related to associated companies and joint ventures are initially recorded at cost on the trade date and subsequently carried at fair value. Debt securities are carried at fair value. Exchange rate gains and losses on loans are recorded in the income statement. Originated loans are carried at amortized cost, less any allowances for uncollectable amounts. All other changes in the fair value of financial assets are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold. Other than temporary impairments in value are immediately expensed.

INVENTORIES:    Purchased products are valued at acquisition cost while own-manufactured products are valued at manufacturing cost including related production expenses. In the balance sheet, inventory is primarily valued at standard cost, which approximates historical cost determined on a first-in first-out basis, and this value is used for the Cost of Goods Sold in the income statement. Provisions are made for inventories with a lower market value or which are slow-moving. If it becomes apparent that the inventory can be used, provisions are reversed with inventory being revalued up to the lower of its estimated market value or original cost. Unsaleable inventory is fully written off.

TRADE ACCOUNTS RECEIVABLE:    The reported values represent the invoiced amounts, less adjustments for doubtful receivables, chargebacks and cash discounts. Doubtful receivable provisions are established based upon the difference between the receivable value and the estimated net collectible amount.

CASH AND CASH EQUIVALENTS:    Cash and cash equivalents include highly liquid investments with original maturities of three months or less. This position is readily convertible to known amounts of cash.

MARKETABLE SECURITIES:    Marketable securities consist of equity and debt securities which are principally traded in liquid markets. The Group has classified all its marketable securities as available-for-sale, as they are not acquired to generate profit from short-term fluctuations in price. All purchases and sales of marketable securities are recognized on the trade date, which is the date that the Group commits to purchase or sell the asset. Marketable securities are initially recorded at cost and subsequently carried at fair value. Exchange rate gains and losses on debt securities are recorded in the income statement. All other changes in the fair value of unhedged securities are deferred as a fair value adjustment in the statement of recognized income and expense and recycled to the income statement when the asset is sold or impaired. Where hedge accounting is applied, the change in fair value of effectively hedged securities is recorded in the income statement where it offsets the gains or losses of the hedging derivative.

Unrealized losses on impaired marketable securities are included as a reduction of financial income in the income statement. A security is assessed for impairment when its market value at the balance sheet date is less than initial cost reduced by any previously recognized impairment.

REPURCHASE AGREEMENTS:    Underlying securities related to repurchase agreements are included within marketable securities. Repurchase financing agreements for sold but agreed to be repurchased securities are recognized gross and included in short-term financial debts. Income and expenses are recorded in interest income and expense, respectively.

TAXES:    Taxes on income are provided in the same periods as the revenues and expenses to which they relate. Deferred taxes are determined using the comprehensive liability method and are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the entity's balance sheet prepared for consolidation purposes, except for those temporary differences related to investments in entities and associated companies, where the timing of their reversal can be controlled and it is probable that the difference will not reverse in the foreseeable future. Furthermore, withholding or other taxes on eventual distribution of entities' retained earnings are only taken into account where a dividend has been planned since generally the retained earnings are reinvested. Deferred tax assets or liabilities, calculated using applicable entity tax rates, are included in the consolidated balance sheet as either a non-current asset or liability, with changes in the year recorded in the income statement in tax expense or in the statement of recognized income and expense, if it relates to an item directly recorded in this statement. Deferred tax assets on an entity's taxable loss are recognized to the extent future taxable profits will probably be available against which they can be used.

DEFINED BENEFIT PENSION PLANS, OTHER POST-EMPLOYMENT BENEFITS AND OTHER NON-CURRENT EMPLOYEE BENEFITS:

A) DEFINED BENEFIT PENSION PLANS.

The liability in respect to defined benefit pension plans is the defined benefit obligation calculated annually by independent actuaries using the projected unit credit method. The defined benefit obligation is measured at the present value of the estimated future cash flows. The charge for such pension plans, representing the net periodic pension cost less associate contributions, is included in the personnel expenses of the various functions where the associates are located. Plan assets are recorded at their fair values. Past service costs arising from amendments to pension plans are charged or credited to income over the service lives of the related associates if they are actively employed or immediately recognized in the income statement if they are retired. Gains arising from plan curtailments or settlements are accounted for at the time they occur. Any recognized pension asset is limited to the present value of future economic benefits available in the form of refunds from the plan and/or expected reductions in future contributions to the plan.

Novartis adopted a new alternative under IAS 19 from January 1, 2005, with retrospective application, so that actuarial gains or losses from changes in actuarial assumptions and experience adjustments used for valuing the assets and liabilities of defined benefit plans at fair value at the balance sheet date are immediately recognized in the balance sheet with a corresponding movement in the statement of recognized income and expense.

B) OTHER POST-EMPLOYMENT BENEFITS

Certain subsidiaries provide health care and insurance benefits for a portion of their retired associates and their eligible dependents. The cost of these benefits is actuarially determined and amortized over the service lives of the related associates and included in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in non-current liabilities.

Notes to the Novartis Group Consolidated Financial Statements

C) OTHER NON-CURRENT EMPLOYEE BENEFITS

Other non-current employee benefits represent amounts due to associates under deferred compensation arrangements mandated by certain jurisdictions in which the Group conducts its operations. Benefit costs are recognized on an accrual basis in the personnel expenses of the various functions where the associates are located. The related obligation is recognized in other non-current liabilities.

SHARE-BASED COMPENSATION:    The fair value of shares, ADSs and related options granted to employees as compensation is recognized as an expense. Novartis calculates the fair value of the options at the grant date using the trinomial valuation method, which is a variant of the lattice binomial approach. Shares and ADSs are valued using the market value on the grant date. The amounts for options and other share-based compensation are charged to income over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The charge for share-based compensation is included in the personnel expenses of the various functions where the associates are located.

REVENUE RECOGNITION:    Revenue is recognized when title and risk of loss for the products are transferred to the customer. Provisions for rebates and discounts granted to government agencies, wholesalers, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Cash discounts are offered to customers to encourage prompt payment. They are recorded as a reduction of revenue at the time of invoicing. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. Where there is a historical experience of Novartis agreeing to customer returns, Novartis records a provision for estimated sales returns by applying historical experience of customer returns to the amounts invoiced and the amount of returned products to be destroyed versus products that can be placed back in inventory for resale.

INTERNAL RESEARCH & DEVELOPMENT:    Internal research and development expenses are fully charged to the income statement. The Group considers that regulatory and other uncertainties inherent in the development of new products preclude it from capitalizing internal development costs.

Laboratory buildings and equipment included in property, plant & equipment are depreciated and acquired core development technologies included in intangibles are amortized over their estimated useful lives.

EXTERNAL RESEARCH & DEVELOPMENT:    Expenses for research & development contracts with external parties if they are not qualifying for capitalization are recognized based on their percentage of completion.

GOVERNMENT GRANTS:    Government grants are deferred and recognized in the income statement over the period necessary to match them with the related costs for which they are intended to compensate.

PRODUCT LIABILITIES:    Provisions are made for probable losses resulting from past sales including supporting legal fees. Where necessary, the provision is actuarially determined taking into consideration such factors as past experience, number of claims reported and estimates of claims incurred but not yet reported. Individually significant cases are provided for when probable and reasonably estimable.

ENVIRONMENTAL LIABILITIES:    Novartis is exposed to environmental liabilities relating to its past operations, principally in respect to remediation costs. Provisions for non-recurring remedi-ation costs are made when expenditure on remedial work is probable and the cost can be reliably estimated. Cost of future expenditures do not reflect any insurance or other claims or recoveries, as Novartis only recognizes insurance or other recoveries at such time the amount is reasonably estimable and collection is virtually certain. Recurring remediation costs are provided under noncurrent liabilities and are estimated by calculating the discounted amounts of such annual costs for the next 30 years.

RESTRUCTURING CHARGES:    Restructuring charges are accrued against operating income in the period in which Management has committed to a plan, the liability has been incurred and the amount can be reasonably estimated. Restructuring charges or releases are included in Other Operating Income & Expense.

DIVIDENDS:    Dividends are recorded in the Group's financial statements in the period in which they are approved by the Group's shareholders.

TREASURY SHARES:    Treasury shares are deducted from equity at their nominal value of CHF 0.50 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are recorded in retained earnings.

2.    BUSINESS COMBINATIONS AND OTHER SIGNIFICANT TRANSACTIONS

The following business combinations and other significant transactions occurred during 2005 and 2004:

ACQUISITIONS 2005

SANDOZ:    On February 21, Novartis announced the signing of definitive agreements to acquire 100% of Hexal AG and a 67.7% stake (65.4% fully diluted) in Eon Labs, Inc. (NASDAQ: ELAB) for a total of EUR 5.65 billion in cash. Both companies are significant manufacturers and distributors of generic pharmaceutical products. The acquisitions substantially increase the Sandoz Division's market presence in a number of key countries and will offer potential synergies with the Division's existing business.

On June 6, Novartis completed the acquisition of Hexal AG for USD 5.3 billion in cash. The 2005 results include the consolidated income statement and cash flows of Hexal AG from June 6, 2005 onwards. Provisional goodwill at December 31, 2005, amounted to USD 3.6 billion.

On July 20, 2005, Novartis completed the cash tender offer for the outstanding shares of Eon Labs, Inc., not included in the February 21 transaction for USD 31.00 per share. The total acquisition cost of Eon Labs amounted to USD 2.6 billion. The 2005 results include the consolidated income statement and cash flows of Eon Labs from July 20, 2005 onwards. Povisional goodwill at December 31, 2005 amounted to USD 1.7 billion.

CONSUMER HEALTH:    On July 14, 2005, the Novartis OTC Business Unit announced the acquisition, for USD 660 million in cash, of a business including the rights to produce and market a portfolio of over-the-counter (OTC) brands that are principally sold in the US from the Bristol-Myers Squibb Company. The 2005 results include the consolidated income statement and cash flows for the North American portion of this acquisition from its completion date of August 31, 2005 onwards and the South American portion of this transaction from September 30, 2005 onwards. The marketing rights in Europe, the Middle East and Africa (EMEA) have been transferred on January 6, 2006 for no additional payment. Provisional goodwill at December 31, 2005 amounted to USD 223 million.

In 2005, these acquisitions in total contributed USD 1.5 billion in sales and resulted in a USD 16 million loss recorded in Group operating income. Pro forma 2005 twelve months sales of these acquired Sandoz and Consumer Health Division businesses amounted to approximately USD 2.7 billion. Due to the significant differences in accounting policies used by the Sandoz and Consumer Health Divisions acquired businesses prior to their acquisition compared to the prospectively adopted Novartis accounting policies it has been impractical to produce 2005 twelve month pro forma operating income information for these acquisitions.

CORPORATE:    On October 31, 2005 Novartis announced that it has entered into a definitive merger agreement with Chiron Corporation to acquire all of the remaining shares of Chiron Corporation that it does not already own for USD 45.00 per share. In December 2005, Novartis acquired a further approximately 2% interest for USD 300 million leaving approximately 56% still to be acquired. It is anticipated that Chiron's shareholders will approve this transaction in the first half of 2006.

ANNOUNCED DIVESTMENT 2005

CONSUMER HEALTH:    On November 28, 2005, Novartis announced that it had agreed to sell its Nutrition & Santé unit contained in the Medical Nutrition Business Unit for approximately USD 260 million to ABN AMRO Capital France. Completion of this transaction, which is subject to regulatory approval, is expected in the first quarter of 2006. This unit, which is not sufficiently material to be presented as a discontinued operation, generated USD 295 million of sales and USD 21 million of operating income in 2005 and had net assets of USD 53 million at December 31, 2005.

ACQUISITIONS 2004

SANDOZ:    On June 30, Novartis acquired 100% of the shares of the Danish generics company Durascan A/S (now re-named Sandoz A/S) from AstraZeneca. Goodwill of USD 23 million has been recorded on this transaction.

On August 13, Novartis completed the acquisition of 100% of the shares of Sabex Inc. (now re-named Sandoz Canada Inc), a Canadian generic pharmaceutical manufacturer with a leading position in generic injectables, for USD 565 million in cash. Goodwill of USD 314 million has been recorded on this transaction.

CONSUMER HEALTH:    On February 13, Novartis completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from that date with USD 220 million of net sales and a USD 31 million operating loss being recorded in 2004. Goodwill of USD 183 million has been recorded on this transaction.

3.    DIVISIONAL SEGMENTATION OF KEY FIGURES 2005 AND 2004

OPERATING DIVISIONS:    Novartis is divided operationally on a worldwide basis into three Divisions: Pharmaceuticals, Sandoz and Consumer Health. These Divisions, which are based on internal management structures and are managed separately because they manufacture, distribute, and sell distinct products which require differing marketing strategies, are as follows:

The Pharmaceuticals Division researches, develops, manufactures, distributes, and sells branded pharmaceuticals in the following therapeutic areas: cardiovascular and metabolism, oncology and hematology, neuroscience, respiratory and dermatology, arthritis, bone therapy, gastrointestinal and urinary tract diseases, infectious diseases, transplantation and immunology, and ophthalmics. The Business Units are not required to be separately disclosed as segments, due to the fact that they have common long-term economic perspectives, customers, research, development, production, distribution and regulatory environments.

The Sandoz Division is organized as a Retail Generics business which also operates an Anti-Infectives business. These manufacture, distribute and sell generic pharmaceutical products and substances no longer subject to patent protection.

The Consumer Health Division consists of the following five Business Units: OTC, Animal Health, Medical Nutrition, Gerber and CIBA Vision. Each has manufacturing, distribution and selling capabilities, however, none are material enough to be separately disclosed as segments. The OTC Business Unit activities are concentrated on over-the-counter self medications. The activities of the Animal Health Business Unit are concentrated on veterinary products for farm and companion animals. The activities of the Medical Nutrition Business Unit are concentrated on health and medical nutrition products. The activities of the Gerber Business Unit are concentrated on foods and other products and services designed to serve the particular needs of infants and babies. The activities of the CIBA Vision Business Unit are concentrated on contact lenses, lens care products, and ophthalmic surgical products.

CORPORATE:    Income and expenses relating to Corporate include the costs of the Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense which are not attributable to specific Divisions. Usually, no allocation of Corporate items is made to the Divisions.

Inter-Divisional sales are made at amounts which are considered to approximate arm's length transactions. The accounting policies of the Divisions are the same as those of the Group. The Group principally evaluates Divisional performance and allocates resources based on operating income.

Division net operating assets consist primarily of property, plant & equipment, intangible assets, inventories and receivables less operating liabilities. Corporate assets and liabilities principally consist of net liquidity (cash, cash equivalents, marketable securities less financial debts), investments in associated companies and deferred and current taxes.

DIVISIONAL SEGMENTATION OF KEY FIGURES 2005 AND 2004

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total
(in USD millions)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Net sales to third parties	20 262	18 497	4 694	3 045	7 256	6 705			32 212	28 247
Sales to other Divisions	128	146	144	97	23	33	-295	-276

Sales of Divisions	20 390	18 643	4 838	3 142	7 279	6 738	-295	-276	32 212	28 247
Other revenues	253	134	18	6	43	14			314	154
Cost of goods sold	-3 275	-3 044	-2 883	-1 792	-2 983	-2 719	273	287	-8 868	-7 268
Of which amortization and impairments of product and patent rights and trademarks	-195	-172	-169	-69	-68	-59			-432	-300

Gross profit	17 368	15 733	1 973	1 356	4 339	4 033	-22	11	23 658	21 133

Marketing & sales	-6 485	-6 099	-816	-513	-2 501	-2 261			-9 802	-8 873
Research & development	-3 972	-3 465	-434	-274	-291	-271	-149	-161	-4 846	-4 171
General & administration	-657	-641	-270	-197	-431	-376	-384	-326	-1 742	-1 540
Other income & expense	-240	-276	-111	-132	-61	-171	49	182	-363	-397
Of which amortization and impairments of capitalized intangibles included in function costs	-342	-32	-57	-116	-34	-87	-17	-8	-450	-243

Operating income	6 014	5 252	342	240	1 055	954	-506	-294	6 905	6 152

Result from associated companies	19	33	2	2			172	33	193	68
Financial income									461	486
Interest expense									-294	-261

Income before taxes									7 265	6 445

Taxes									-1 124	-1 065

Net income									6 141	5 380

Attributable to
Shareholders of Novartis AG									6 130	5 365
Minority interests									11	15
Included in operating income are:
Depreciation of property, plant & equipment	-490	-434	-195	-170	-154	-144	18	-32	-821	-780
Amortization of intangible assets	-178	-192	-189	-110	-102	-146	-12	-8	-481	-456
Impairment charges on property, plant & equipment			-14	-16		2		-2	-14	-16
Impairment charges on intangible assets	-359	-12	-37	-75			-5		-401	-87
Impairment charges on financial assets	-38	-35					-10	-14	-48	-49
Restructuring charges		-10	-51	-21					-51	-31
Divestment gains or losses of subsidiaries		-1			8				8	-1
Share-based compensation expense	-384	-333	-9	-8	-38	-33	-101	-88	-532	-462

Total assets	14 655	14 914	14 057	5 379	6 863	6 155	22 157	26 040	57 732	52 488
Liabilities	-5 848	-5 443	-1 342	-886	-2 430	-2 305	-14 948	-12 539	-24 568	-21 173

Total equity	8 807	9 471	12 715	4 493	4 433	3 850	7 209	13 501	33 164	31 315
Less net liquidity							-2 479	-7 037	-2 479	-7 037

Net operating assets	8 807	9 471	12 715	4 493	4 433	3 850	4 730	6 464	30 685	24 278
Included in total assets are:
Total property, plant & equipment	5 053	5 379	2 216	1 797	1 030	964	380	357	8 679	8 497
Additions to property, plant & equipment	686	716	212	329	264	193	32	31	1 194	1 269
Total intangible assets	1 670	2 174	9 331	1 795	2 282	1 632	11	28	13 294	5 629
Additions to intangible assets	211	116	24	16	162	51			397	183

Total investment in associated companies	1 471	1 146	10	25			5 605	6 279	7 086	7 450

4.    SUPPLEMENTARY SEGMENTATION OF KEY FIGURES 2005 AND 2004

GEOGRAPHICAL SEGMENTATION

(in USD millions)	Europe	The Americas	Asia/Africa Australia	Total

2005
Net sales(1)	12 000	15 011	5 201	32 212

Operating income(2)	4 518	1 916	471	6 905
Depreciation of property, plant & equipment included in operating income	508	264	49	821

Total assets	37 977	17 049	2 706	57 732

Additions to property, plant & equipment included in total assets	683	396	115	1 194

Additions to intangible assets	162	210	25	397

Personnel costs	3 948	3 341	652	7 941

	Europe	The Americas	Asia/Africa Australia	Total

2004
Net sales(1)	10 289	13 285	4 673	28 247

Operating income(2)	4 301	1 355	496	6 152

Depreciation of property, plant & equipment included in operating income	510	229	41	780

Total assets	37 897	12 166	2 425	52 488

Additions to property, plant & equipment included in total assets	787	340	142	1 269

Additions to intangible assets	10	148	25	183

Personnel costs	3 401	3 011	572	6 984

The following countries accounted for more than 5% of at least one of the respective Group totals as at, or for the years ended, December 31, 2005 and 2004:

	Net sales(1)				Additions to property, plant & equipment				Investments in intangible assets				Total assets
Country	2005	%	2004	%	2005	%	2004	%	2005	%	2004	%	2005	%	2004	%

Switzerland	366	1	330	1	305	26	226	18	260	65	1	1	25	44	30	58
USA	12 587	39	11 258	40	332	28	302	24	86	22	150	82	15 601	27	11 029	21
Japan	2 591	8	2 424	9	16	1	21	2	1		4	2	1 605	3	1 644	3
Germany	2 470	8	1 596	6	89	7	36	3	13	3	12	7	1 870	3	1 274	2
France	1 856	6	1 692	6	27	2	19	1			2	1	934	2	1 359	3
UK	924	3	979	3	60	5	154	12			1	1	1 461	3	1 729	3
Austria	275	1	245	1	49	4	106	8	3	1	4	2	1 324	2	1 596	3
Slovenia	100		112		73	6	130	10	1		1	1	1 292	2	1 400	3
Singapore	26		23		46	4	70	6					169		121
Other	11 017	34	9 588	34	197	17	205	16	33	9	8	3	7 890	14	1 871	4

Total Group	32 212	100	28 247	100	1 194	100	1 269	100	397	100	183	100	57 732	100	52 488	100

(1)
Net Sales by location of third party customer.

(2)
Operating income as recorded in the legal entities in the respective region.

Two customers account for approximately 9% each and one customer for approximately 7% of Group net sales in 2005. No other customer accounts for 5% or more of the Group's total net sales.

PHARMACEUTICAL DIVISION THERAPEUTIC AREA NET SALES

THERAPEUTIC AREAS

	2005 USD millions	2004 USD millions

Cardiovascular
Strategic franchise products
Diovan	3 676	3 093
Lotrel	1 075	920
Lescol	767	758
Other	128	120

Total strategic franchise products	5 646	4 891

Mature products	665	815

Total Cardiovascular products	6 311	5 706

Oncology
Gleevec/Glivec	2 170	1 634
Zometa	1 224	1 078
Sandostatin	896	827
Femara	536	386
Other	270	290

Total Oncology products	5 096	4 215

Neuroscience
Strategic franchise products
Trileptal	615	518
Exelon	467	422
Tegretol	393	396
Other	758	686

Total strategic franchise products	2 233	2 022

Mature products	476	533

Total Neuroscience products	2 709	2 555

THERAPEUTIC AREAS

	2005 USD millions	2004 USD millions

Respiratory & Dermatology
Strategic franchise products
Lamisil	1 133	1 162
Elidel	270	349
Foradil	332	321
Other	58	43

Total strategic franchise products	1 793	1 875

Mature products	142	151

Total Respiratory & Dermatology products	1 935	2 026

Arthritis/Bone/Gastrointestinal/Hormonal/Infectious diseases/other products
Strategic franchise products
Zelnorm/Zelmac	418	299
Other	333	269

Total strategic franchise products	751	568

Mature products	1 596	1 560

Total Arthritis/Bone/Gastrointestinal/Hormonal/Infectious diseases/other products	2 347	2 128

Transplantation
Neoral/Sandimmun	953	1 011
Other	139	81

Total Transplantation products	1 092	1 092
Ophthalmics
Visudyne	484	448
Other	350	327

Total Ophthalmics products	834	775

Total strategic franchise products	17 445	15 438

Total mature products	2 879	3 059

Prior year's US sales rebate accounting change	-62

Total	20 262	18 497

5.    FINANCIAL INCOME

	2005 USD millions	2004 USD millions

Interest income	405	388
Dividend income	3	12
Net capital gains	94	123
Impairment of marketable securities	-49	-66
Income on options and forward contracts	83	306
Expenses on options and forward contracts	-144	-332
Other financial income	3	7
Other financial expense	-49	-47
Currency result, net	115	95

Financial income	461	486

6.    TAXES

INCOME BEFORE TAXES:

	2005 USD millions	2004 USD millions

Switzerland	2 088	3 171
Foreign	5 177	3 274

Total income before taxes	7 265	6 445

CURRENT AND DEFERRED INCOME TAX EXPENSE:

	2005 USD millions	2004 USD millions

Switzerland	-338	-259
Foreign	-1 173	-756

Total current income tax expense	-1 511	-1 015

Switzerland	43	-24
Foreign	344	-26

Total deferred tax income/expense	387	-50

Total income tax expense	-1 124	-1 065

The gross value of unused tax loss carryforwards which have, or have not, been capitalized as deferred tax assets, with their expiry dates is as follows:

	not capitalized USD millions	capitalized USD millions	2005 USD millions

One year	5	1	6
Two years	57	7	64
Three years	29	2	31
Four years	252	28	280
Five years	180	7	187
More than five years	737	383	1 120

Total	1 260	428	1 688

	not capitalized USD millions	capitalized USD millions	2004 USD millions

One year	10		10
Two years	12		12
Three years	63	4	67
Four years	20	13	33
Five years	718	5	723
More than five years	702	180	882

Total	1 525	202	1 727

Tax losses are capitalized if it is probable that future taxable profits will arise to utilize the losses.

USD 7 million of unused operating tax loss carryforwards expired during 2005 (2004: USD 4 million).

ANALYSIS OF TAX RATE:    The main elements contributing to the difference between the Group's overall expected tax rate (the weighted average tax rate based on the income before tax of each subsidiary) and the effective tax rate are:

	2005%	2004%

Expected tax rate	16.2	17.4
Effect of disallowed expenditures	1.6	2.0
Effect of utilization of tax losses brought forward from prior periods	-0.7	-0.5
Effect of income taxed at reduced rates	-0.1	-0.5
Effect of tax credits and allowances	-1.1	-1.8
Effect of write-off of deferred tax assets		0.1
Prior year and other items	-0.4	-0.2

Effective tax rate	15.5	16.5

The utilization of tax loss carryforwards lowered the tax charge by USD 48 million and USD 30 million in 2005 and 2004, respectively.

7.    EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing the net income attributable to shareholders of Novartis AG by the weighted average number of shares outstanding during the year, excluding from the issued shares the average number of shares purchased by the Group and held as treasury shares.

	2005	2004

Net income (USD millions)	6 130	5 365
Weighted average number of shares outstanding	2 332 848 144	2 355 490 272

Basic earnings per share (USD)	2.63	2.28

For diluted EPS, the weighted average number of shares outstanding is adjusted to assume conversion of all potentially dilutive shares arising from options on Novartis shares.

	2005	2004

Net income (USD millions)	6 130	5 365
Weighted average number of shares outstanding	2 332 848 144	2 355 490 272
Adjustment for dilutive share options	9 605 470	11 917 258
Weighted average number of shares for diluted earnings per share	2 342 453 614	2 367 407 530

Diluted earnings per share (USD)	2.62	2.27

Options equivalent to 16.7 million shares (2004: 13.0 million) were excluded from the calculation of diluted earnings per share as they were not dilutive.

8.    PROPERTY, PLANT & EQUIPMENT MOVEMENTS

	Land USD millions	Buildings USD millions	Machinery USD millions	Plant under construction and other equipment USD millions	Total USD millions

2005
Cost
January 1	403	6 029	9 051	1 363	16 846

Impact of business combinations	34	265	321	45	665
Reclassifications(1)	5	421	679	-1 105
Additions	12	74	355	753	1 194
Disposals	-1	-151	-396	-23	-571
Translation effects	-34	-571	-894	-121	-1 620

December 31	419	6 067	9 116	912	16 514

Accumulated depreciation
January 1	-2	-2 860	-5 487		-8 349
Depreciation charge	-1	-170	-650		-821
Depreciation on disposals		114	376		490
Impairment charge		-8	-6		-14
Translation effects		303	556		859

December 31	-3	-2 621	-5 211		-7 835

Net book value—December 31	416	3 446	3 905	912	8 679

Insured value—December 31					16 506

Net book value of property, plant & equipment under finance lease contracts					26

Commitments for purchases of property, plant & equipment					417

(1)
Reclassifications between various asset categories due to completion of plant under construction.

	Land USD millions	Buildings USD millions	Machinery USD millions	Plant under construction and other equipment USD millions	Total USD millions

2004
Cost
January 1	367	5 247	7 909	1 370	14 893

Impact of business combinations	1	10	19		30
Reclassifications(1)	4	404	583	-991
Additions	13	94	250	912	1 269
Disposals	-5	-102	-308	-58	-473
Translation effects	23	376	598	130	1 127

December 31	403	6 029	9 051	1 363	16 846

Accumulated depreciation
January 1	-1	-2 544	-4 751		-7 296
Impact of business combinations			-1		-1
Depreciation charge		-186	-594		-780
Depreciation on disposals		82	262		344
Impairment charge		-4	-12		-16
Translation effects	-1	-208	-391		-600

December 31	-2	-2 860	-5 487		-8 349

Net book value—December 31	401	3 169	3 564	1 363	8 497

Insured value—December 31					19 490

Net book value of property, plant & equipment under finance lease contracts					132

Commitments for purchases of property, plant & equipment					325

(1)
Reclassifications between various asset categories due to completion of plant under construction.

9.    INTANGIBLE ASSET MOVEMENTS

	Goodwill USD millions	Acquired research & development USD millions	Core development technologies USD millions	Trademarks, product & marketing rights and customer base USD millions	Other intangibles USD millions	Total USD millions

2005
Cost
January 1	2 739	323		4 655	639	8 356
Impact of business combinations	5 531	619	305	2 123	41	8 619
Reclassifications(1)	11	-251	210	67	-9	28
Additions	24	211		77	85	397
Disposals	-3	-1		-64	-12	-80
Translation effects	-222	-26	-7	-403	-17	-675

December 31	8 080	875	508	6 455	727	16 645

Accumulated amortization
January 1	-840	-23		-1 515	-349	-2 727
Reclassifications(1)	-13	23		-12	2
Amortization charge			-10	-382	-89	-481
Disposals	2			55	9	66
Impairment charge	-5	-38		-358		-401
Translation effects	55	1		122	14	192

December 31	-801	-37	-10	-2 090	-413	-3 351

Net book value—December 31	7 279	838	498	4 365	314	13 294

2004
Cost
January 1	2 097	64		4 116	576	6 853
Impact of business combinations	535	139		262	90	1 026
Reclassifications(1)	6			-12	6
Additions		101		84	-2	183
Disposals	-20			-52	-41	-113
Translation effects	121	19		257	10	407

December 31	2 739	323		4 655	639	8 356

Accumulated amortization
January 1	-620	-13		-1 190	-322	-2 145
Reclassifications(1)				1	-1
Amortization charge	-108	-7		-287	-54	-456
Disposals	7			51	37	95
Impairment charge	-75			-12		-87
Translation effects	-44	-3		-78	-9	-134

December 31	-840	-23		-1 515	-349	-2 727

Net book value—December 31	1 899	300		3 140	290	5 629

1
Reclassifications between various asset categories as a result of recording final acquisition balance sheets and product launches. In 2005 there was a net USD 28 million change in a provisional purchase price allocation that increased intangible assets and deferred tax liabilities by this amount.

DIVISIONAL SEGMENTATION OF INTANGIBLE ASSETS

The net book values at December 31, 2005 of intangible assets are allocated to the Group's Divisions as summarized below:

	Goodwill USD millions	Acquired research & development USD millions	Core development technologies USD millions	Trademarks, product & marketing rights and customer base USD millions	Other intangibles USD millions	Total USD millions

Pharmaceuticals	282	142		1 230	16	1 670
Sandoz	5 992	635	498	2 193	13	9 331
Consumer Health	1 005	61		942	274	2 282
Corporate					11	11

Total	7 279	838	498	4 365	314	13 294

Amount at risk if discounted cash flows fell by 5%		2		30		32
Amount at risk if discounted cash flows fell by 10%	29	3		91		123

Goodwill and other intangible assets with indefinite useful lives are tested for possible impairment annually and whenever events or changes in circumstances indicate the value may not be fully recoverable. If the initial accounting for an intangible asset acquired in the reporting period is only provisional, it is not tested for impairment and is therefore not included in the calculation of the net book values at risk from changes in the amount of discounted cash flows. Novartis has adopted a uniform method for assessing goodwill for impairment and any other intangible asset indicated as possibly impaired. If no cash flow projections for the whole useful life of an intangible asset are available, cash flow projections for the next 5 years are utilized based on Management's range of forecasts with a terminal value using sales projections in line or lower than inflation thereafter. Typically three probability-weighted scenarios are used.

The discount rates used are based on the Group's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. Since the cash flows also take into account tax expenses a post-tax discount rate is utilized. Use of the post-tax discount rate approximates the results of using a pre-tax rate applied to pre-tax cash flows.

The recoverable amount of a cash-generating unit and related goodwill is usually based on the value-in-use which is derived from applying discounted future cash flows using the key assumptions indicated below:

	Pharmaceuticals %	Sandoz %	Consumer Health %

Sales growth rate assumptions after forecast period	1	-3 to 4	-3 to 3
Discount rate	1	7 to 13	6 to 11

(1)
Goodwill relates to a quoted entity; therefore market value less costs to sell has been used in the impairment test.

Additionally, impairments of acquired research & development products and product and marketing rights may also result from events such as the outcome of R&D activity, obtaining regulatory approval and the launch of competing products.

In 2005, impairment charges of USD 401 million were recorded, principally relating to the impairment of NKS104 marketing rights in the Pharmaceuticals Division of USD 332 million and USD 37 million of IPR&D in the Sandoz Division.

In 2004, impairment charges of USD 87 million were recorded, principally relating to the over-valuation on an economic basis of Sandoz Division activities in Germany.

10.    ASSOCIATED COMPANIES

Novartis has the following significant investments in associated companies which are accounted for using the equity method:

	Balance sheet value		Net income statement effect
	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions

Roche Holding AG, Switzerland	5 542	6 234	166	27
Chiron Corporation, USA	1 469	1 143	19	32
Others	75	73	8	9

Total	7 086	7 450	193	68

The results of the Group's associated companies are adjusted to be in accordance with IFRS in cases where IFRS is not already used.

Due to the various estimates that have been made in applying the equity method accounting treatment for Roche Holding AG ("Roche") and Chiron Corporation ("Chiron"), adjustments may be necessary in succeeding years as more financial and other information becomes publicly available.

As an indication of the size of these associated companies, the following table shows summarized financial information of the major associated companies for the year ended December 31, 2004 since the 2005 data is not yet available:

	Assets billions	Liabilities billions	Revenue billions	Net income billions

Roche (CHF)	58.4	25.0	31.1	7.0
Chiron (USD)	4.3	1.7	1.7	0.1

ROCHE HOLDING AG:    The Group's holding in Roche voting shares was 33.3% at December 31, 2005 and 2004. This investment represents approximately 6.3% of the total outstanding voting and non-voting equity instruments. In order to apply the equity method of accounting, independent appraisers were used to estimate the fair value of Roche's identifiable assets and liabilities and, therefore, the amount of residual goodwill at the time of acquisition. The purchase price allocations were made on publicly available information at the time of acquisition of the shares.

The balance sheet value allocation is as follows:

USD millions

Novartis share of Roche's reported net assets	1 548
Novartis share of net book value of additional appraised intangible assets	2 194
Net book value of Novartis goodwill	2 156

Total residual value of purchase price	5 898

Accumulated equity accounting adjustments and translation effect	-356

December 31, 2005 balance sheet value	5 542

The identified intangible assets principally relate to the value of currently marketed products and are being amortized straight-line over their estimated average useful life of 20 years.

The income statement effects from applying Novartis accounting for Roche in 2005 and 2004 are as follows:

	2005 USD millions	2004 USD millions

Depreciation and amortization of fair value adjustments relating to
—property, plant & equipment and intangible assets net of taxes of USD 35 million (2004: USD 35 million)	-115	-131
—goodwill		-136
Prior year adjustment	2	30
Novartis share of estimated Roche current year consolidated net income	279	264

Net income effect	166	27

The market value of the Novartis interest in Roche at December 31, 2005 was USD 8.9 billion (Reuters symbol: RO.S).

CHIRON CORPORATION:    The Group's holding in the common stock of Chiron was 44.1% and 42.5% at December 31, 2005 and 2004, respectively. The recording of the results of the strategic interest in Chiron is based on the Group's weighted average holdings in Chiron during the year.

The balance sheet value allocation is as follows:

USD millions

Novartis share of Chiron's reported net assets	1 093
Novartis share of net book value of additional appraised intangible assets	77
Net book value of Novartis goodwill	176

Total residual value of purchase price	1 346

Accumulated equity accounting adjustments	123

December 31, 2005 balance sheet value	1 469

The income statement effects from applying Novartis accounting policies to Chiron for 2005 and 2004 are as follows:

	2005 USD millions	2004 USD millions

Prior year adjustment	-6	4
Novartis share of estimated Chiron current year consolidated net income	25	46
Amortization of Novartis goodwill		-18

Net income effect	19	32

The market value of the Novartis interest in Chiron at December 31, 2005 was USD 3.8 billion (NASDAQ symbol: CHIR).

11.    DEFERRED TAXES

		2005 USD millions	2004 USD millions

Assets associated with	—employee benefit liabilities	1 356	1 004
	—operating loss carryforwards	54	47
	—inventories	956	791
	—intangible assets	232	43
	—other provisions and accruals	832	679
Less: valuation allowance		-29	-29

Deferred tax assets less valuation allowance		3 401	2 535

Liabilities associated with	—property, plant & equipment	694	670
	—prepaid pensions	794	559
	—intangible assets	908	189
	—other provisions and accruals	883	687
	—inventories	193	235

Total liabilities		3 472	2 340

Net deferred tax liability/(asset)		71	-195

Movement in deferred tax asset valuation allowance:

	2005 USD millions	2004 USD millions

January 1	-29	-17
Additions	-10	-39
Utilization	10	27

December 31	-29	-29

A reversal of the valuation allowance could occur when circumstances make the realization of deferred tax assets probable. This would result in a decrease in the Group's effective tax rate.

At December 31, 2005 unremitted earnings of USD 30 billion (2004: USD 26 billion) have been retained by subsidiary companies for reinvestment. No provision is made for income taxes that would be payable upon the distribution of such earnings. If the earnings were remitted, an income tax charge could result based on the tax statutes currently in effect.

	2005 USD millions	2004 USD millions

Temporary differences on which no deferred tax has been provided as they are permanent in nature related to:
—write-down of investments in subsidiaries	1 803	-934
—goodwill from acquisitions	3 383	1 121

12.    FINANCIAL AND OTHER NON-CURRENT ASSETS

	2005 USD millions	2004 USD millions

Other investments and long-term loans	1 910	1 756

Prepaid benefit cost	1 919	2 701

Total	3 829	4 457

Other investments are valued at market value.

During 2005, USD 43 million (2004: USD 35 million) of unrealized losses on available-for-sale investments and USD 5 million (2004: USD 14 million) on other investments were considered to be other than temporary and were charged to the income statement.

13.    INVENTORIES

	2005 USD millions	2004 USD millions

Raw material, consumables	665	546
Finished products	3 060	3 012

Total inventories	3 725	3 558

The following summarizes the movement in inventory write-downs deducted from inventory categories. Reversals of inventory provisions mainly result from the reassessment of inventory values manufactured prior to regulatory approval but for which approval was subsequently received:

	2005 USD millions	2004 USD millions

January 1	-260	-238

Inventory write-downs charged to income statement	-544	-266
Utilization of inventory provisions	329	134
Reversal of inventory provisions	150	139
Translation effects	30	-29

December 31	-295	-260

14.    TRADE ACCOUNTS RECEIVABLE

	2005 USD millions	2004 USD millions

Total	5 546	5 102
Provision for doubtful receivables	-203	-251

Total trade accounts receivable, net	5 343	4 851

The following summarizes the movement in the provision for doubtful receivables:

	2005 USD millions	2004 USD millions

January 1	-251	-227

Provision for doubtful receivables charged to income statement	-184	-186
Utilization or reversal of doubtful receivables provision	211	176
Translation effects	21	-14

December 31	-203	-251

15.    MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

MARKET RISK

The Group is exposed to market risk, primarily related to foreign exchange, interest rates and market value of the investment of liquid funds. Management actively monitors these exposures. To manage the volatility relating to these exposures the Group enters into a variety of derivative financial instruments. The Group's objective is to reduce, where it is deemed appropriate to do so, fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and market rates of investment of liquid funds and of the currency exposure of certain net investments in foreign subsidiaries. The Group's policy and practice is to use derivative financial instruments to manage exposures and to enhance the yield on the investment of liquid funds. The Group does not enter into any financial transaction containing a risk that cannot be quantified at the time the transaction is concluded; i.e. it does not sell short assets it does not have, or does not know it will have, in the future. The Group only sells existing assets or hedges transactions and future transactions (in the case of anticipatory hedges) it knows it will have in the future based on past experience. In the case of liquid funds it writes options on assets it has, or on positions it wants to acquire, and for which it has the required liquidity. The Group therefore expects that any loss in value for these instruments generally would be offset by increases in the value of the hedged assets.

A)    FOREIGN EXCHANGE RATES:    The Group uses the US dollar as its reporting currency and is therefore exposed to foreign exchange movements, primarily in European, Japanese, other Asian and Latin American currencies. The Group enters into various contracts which change in value as foreign exchange rates change, to preserve the value of assets, commitments and anticipated transactions. The Group uses forward contracts and foreign currency option contracts to hedge certain anticipated foreign currency revenues and the net investment in certain foreign subsidiaries.

B)    COMMODITIES:     The Group has only a very limited exposure to price risk related to anticipated purchases of certain commodities used as raw materials by the Group's businesses. A change in those prices may alter the gross margin of a specific business, but generally by not more than 10% of that margin and is thus within the Group's risk management tolerance level. Accordingly, the Group does not enter into commodity future, forward and option contracts to manage fluctuations in prices of anticipated purchases.

C)    INTEREST RATES:     The Group manages its exposure to interest rate risk by changing the proportion of fixed rate debt and variable rate debt in its total debt portfolio. To manage this mix the Group may enter into interest rate swap agreements, in which it exchanges the periodic payments, based on a notional amount and agreed upon fixed and variable interest rates. Use of the above-mentioned derivative financial instruments has not had a material impact on the Group's financial position at December 31, 2005 and 2004 or the Group's results of operations for the years ended December 31, 2005 and 2004.

COUNTERPARTY RISK

Counterparty risk encompasses issuer risk on marketable securities, settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Issuer risk is minimized by only buying securities which are at least AA rated. Settlement and credit risk is reduced by the policy of entering into transactions with counterparties that are usually at least AA rated banks or financial institutions. Exposure to these risks is closely monitored and kept within predetermined parameters.

The Group does not expect any losses from non-performance by these counterparties and does not have any significant grouping of exposures to financial sector or country risk.

DERIVATIVE FINANCIAL INSTRUMENTS

The following tables show the contract or underlying principal amounts and fair values of derivative financial instruments analyzed by type of contract at December 31, 2005 and 2004. Contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent amounts at risk. The fair values are determined by the markets or standard pricing models at December 31, 2005 and 2004.

DERIVATIVE FINANCIAL INSTRUMENTS

	Contract or underlying principal amount		Positive fair values		Negative fair values
	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions

Currency related instruments
Forward foreign exchange rate contracts	9 536	5 771	149	65	-223	-281
Over the counter currency options	44	3 987	1	6		-3
Cross currency swaps	1 092	1 226	231	296	-18

Total of currency related instruments	10 672	10 984	381	367	-241	-284

Interest rate related instruments
Interest rate swaps	2 479	3 820	3	11	-3	-7
Forward rate agreements	1 386	9 219		6	-1	-6
Interest rate options		100

Total of interest rate related instruments	3 865	13 139	3	17	-4	-13

Options on equity securities	9	268		15

Total derivative financial instruments included in marketable securities and in current financial debt	14 546	24 391	384	399	-245	-297

The contract or underlying principal amount of derivative financial instruments at December 31, 2005 are set forth by currency in the table below.

	CHF USD millions	EUR USD millions	USD USD millions	JPY USD millions	Other currencies USD millions	Total 2005 USD millions	Total 2004 USD millions

Currency related instruments
Forward foreign exchange rate contracts	1 818	2 211	4 194	956	357	9 536	5 771
Over the counter currency options			1	43		44	3 987
Cross currency swaps		1 068	24			1 092	1 226

Total of currency related derivatives	1 818	3 279	4 219	999	357	10 672	10 984

Interest rate related instruments
Interest rate swaps	381	1 898	200			2 479	3 820
Forward rate agreements		1 186	200			1 386	9 219
Interest rate options							100

Total of interest rate related derivatives	381	3 084	400			3 865	13 139

Options on equity securities			9			9	268

Total derivative financial instruments	2 199	6 363	4 628	999	357	14 546	24 391

DERIVATIVE FINANCIAL INSTRUMENTS EFFECTIVE FOR HEDGE ACCOUNTING PURPOSES

	Contract or underlying principal amount	Fair values
	2005 USD millions	2005 USD millions

Anticipated transaction hedges
Forward foreign exchange rate contracts	2 003	-38

Total of derivative financial instruments effective for hedge accounting purposes included in other current assets and liabilities	2 003	-38

All of the hedging instruments used for anticipated transactions mature within twelve months and were contracted with the intention of hedging anticipated transactions which are expected to occur in 2006. At December 31, 2004 there were no derivative financial instruments effective for hedge accounting purposes.

MARKETABLE SECURITIES, TIME DEPOSITS AND DERIVATIVE FINANCIAL INSTRUMENTS

	2005 USD millions	2004 USD millions

Available-for-sale marketable securities
Equity securities	521	448
Debt securities	3 102	6 188

Total available-for-sale marketable securities	3 623	6 636

Time deposits with original maturity more than 90 days	505	639
Derivative financial instruments	384	399
Accrued interest on derivative financial instruments	19	26
Accrued interest on debt securities	81	109

Total marketable securities, time deposits and derivative financial instruments	4 612	7 809

During 2005, unrealized losses of USD 49 million on available-for-sale marketable securities were considered to be other than temporary and charged to the income statement (2004: USD 66 million).

16.    OTHER CURRENT ASSETS

		2005 USD millions	2004 USD millions

Withholding tax recoverable		35	76
Gerber Life insurance receivables		167	155
Prepaid expenses	—third parties	202	268
	—associated companies	20	3
Other receivables	—third party	1 005	1 089
	—associated companies	13	28

Total other current assets		1 442	1 619

17.    DETAILS OF SHARES AND SHARE CAPITAL MOVEMENTS

Number of shares(1)
	Dec 31, 2003	Movement in year	Dec 31, 2004	Movement in year	Dec 31, 2005

Total Novartis shares	2 801 470 000	-24 260 000	2 777 210 000	-38 039 000	2 739 171 000

Treasury shares
Shares reserved for employee share-based compensation	41 569 718		41 569 718	-1 278 098	40 291 620
Unreserved treasury shares	385 431 957	12 713 198	398 145 155	-35 182 275	362 962 880

Total treasury shares	427 001 675	12 713 198	439 714 873	-36 460 373	403 254 500

Total outstanding shares	2 374 468 325	-36 973 198	2 337 495 127	-1 578 627	2 335 916 500

	USD millions	USD millions	USD millions	USD millions	USD millions

Share capital	1 017	-9	1 008	-14	994
Treasury shares	-155	-4	-159	13	-146

Outstanding share capital	862	-13	849	-1	848

(1)
All shares are registered, authorized, issued and fully paid. All are voting shares and, except for 258143543 treasury shares, are dividend bearing.

There are outstanding written call options on Novartis shares of 14.6 million originally issued as part of the share-based compensation of associates. The market maker has acquired these options but they have not yet been exercised. The weighted average exercise price of these options is USD 42.60 and they have remaining contractual lives of up to 8 years.

18.    NON-CURRENT FINANCIAL DEBTS

	2004 USD millions	2003 USD millions

Straight bonds	2 294	3 185
Liabilities to banks and other financial institutions(1)	128	114
Finance lease obligations	19	117

Total (including current portion of non-current debt)	2 441	3 416

Less current portion of non-current debt	-1 122	-680

Total non-current debts	1 319	2 736

Straight bonds

USD	6.625% Euro Medium Term Note 1995/2005 of Novartis Corporation, Florham Park, New Jersey, US		300
USD	6.625% Euro Medium Term Note 1995/2005 of Novartis Corporation, Florham Park, New Jersey, US		250
USD	9.0% bonds 2006 of Gerber Products Company, Fremont, Michigan, US	34	35
EUR	4.0% EUR 900 million bond 2001/2006 of Novartis Securities Investment Ltd., Hamilton, Bermuda(2)	1 068	1 228
EUR	3.75% EUR 1 billion bond 2002/2007 of Novartis Securities Investment Ltd., Hamilton, Bermuda	1 192	1 372

Total straight bonds		2 294	3 185

(1)
Average interest rate 3.9% (2004: 3.4%)
(2)
Swapped into Swiss francs in 2002

		2005 USD millions	2004 USD millions

Breakdown by maturity	2005		680
	2006	1 122	1 288
	2007	1 224	1 388
	2008	23	20
	2009	19	16
	2010	14	24
	Thereafter	39

Total		2 441	3 416

Breakdown by currency	USD	9	707
	EUR	1 318	1 474
	CHF	1 069	1 228
	Others	45	7

Total		2 441	3 416

Fair value comparison	2005 Balance sheet USD millions	2005 Fair values USD millions	2004 Balance sheet USD millions	2004 Fair values USD millions

Straight bonds	2 294	2 321	3 185	3 272
Others	147	147	231	231

Total	2 441	2 468	3 416	3 503

Collateralized long-term debts and pledged assets	2005 USD millions	2004 USD millions

Total amount of collateralized non-current financial debts	19	20

Total net book value of property, plant & equipment pledged as collateral for non-current financial debts	91	88

The percentage of fixed rate debt to total financial debt was 28% and 47% at December 31, 2005 and 2004, respectively.

The financial debts, including current financial debts, contain only general default covenants. The Group is in compliance with these covenants.

The average interest rate on total financial debt is 4.2% (2004: 4.2%).

19.    PROVISIONS AND OTHER NON-CURRENT LIABILITIES

	2005 USD millions	2004 USD millions

Accrued liability for employee benefits:
—defined benefit pension plans	1 480	1 520
—other long-term employee benefits and deferred compensation	284	324
—other post-employment benefits	1 033	862
Liabilities for insurance activities	559	487
Environmental provisions	189	202
Provision for legal and product liability settlements	621	696
Other provisions	283	157

Total	4 449	4 248

19.1)    ENVIRONMENTAL MATTERS:

Novartis has provisions in respect of environmental remediation costs in accordance with the accounting policy described in Note 1. The provision recorded at December 31, 2005 consists of USD 105 million (2004: USD 111 million) provided for remediation at third party sites and USD 97 million (2004: USD 107 million) for remediation of owned facilities. In the US, Novartis has been named under federal legislation (the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended) as a potentially responsible party (PRP) in respect to certain sites. Novartis actively participates in, or monitors, the clean-up activities at the sites in which it is a PRP. The estimated provision takes into consideration the number of other PRPs at each site and the identity and financial position of such parties in light of the joint and several nature of the liability.

The requirement in the future for Novartis ultimately to take action to correct the effects on the environment of prior disposal or release of chemical substances by Novartis or other parties, and its costs, pursuant to environmental laws and regulations, is inherently difficult to estimate. The material components of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Novartis future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation, the percentage of material attributable to Novartis at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

In connection with the 1997 spin-off of CIBA Specialty Chemicals AG (CSC) from Novartis AG, a Novartis subsidiary has agreed to reimburse CSC 50% of the costs: (i) associated with environmental liabilities arising in the US from the operations of the specialty chemicals business of the US subsidiary of the former Ciba-Geigy AG, and (ii) which exceed provisions agreed between that subsidiary and CSC. The reimbursement obligations are not subject to any time or amount limits but could terminate for certain liabilities in the US upon the occurrence of certain contingencies which include the merger of CSC or the sale of its assets.

In connection with the acquisition of the Hexal group of companies, a subsidiary within the Sandoz Division has entered into a lease agreement for a factory in Radebeul, Germany owned by a Hexal company that was not acquired by Novartis. Because the Radebeul site has supported chemical manufacturing for many years Novartis is undertaking, with the support of the local Saxony government, a thorough review of potential environmental contamination. Novartis believes that it has limited liability exposure for pre-existing environmental contamination or health risks associated therewith, if any, and should liability accrue, Novartis has been indemnified by the Sellers under the Hexal acquisition documents and separately by commitments of the local government.

Novartis believes that its total provisions for environmental matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided. The effect of resolution of environmental matters on results of operations cannot be predicted due to uncertainty concerning both the amount and the timing of future expenditures and the results of future operations. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations in a given period.

The following table shows the movements in the environmental liability provisions during 2005 and 2004:

	2005 USD millions	2004 USD millions

January 1	218	179

Cash payments	-19	-9
Releases	-1	-4
Additions	26	41
Translation effect, net	-22	11

December 31	202	218
Less current liability	-13	-16

Non-current liability at December 31	189	202

19.2)    LEGAL AND PRODUCT LIABILITIES:

LITIGATION:    A number of Group subsidiaries are the subject of litigation or product liability claims arising out of the normal conduct of their business, as a result of which claims could be made against them which, in whole or in part, might not be covered by insurance. Provisions are established for the gross amount of any probable claim that can be reasonably estimated. Insurance receivables are recorded only in respect of amounts that are virtually certain to be recovered. In the opinion of Group Management, however, the outcome of the litigation and product liability actions if any, would not be material to the Novartis financial condition but could be material to the Novartis results of operations in a given period.

AVERAGE WHOLESALE PRICE LITIGATION:    Claims have been brought against various US pharmaceutical companies, including Novartis subsidiaries, alleging that they have fraudulently overstated the Average Wholesale Price (AWP) and "best price", which are used by the US government to calculate, respectively, Medicare and Medicaid reimbursements. Novartis subsidiaries have been named in a number of these cases. Discovery is ongoing against certain defendants in these cases. Novartis subsidiaries have also voluntarily participated in an ongoing US Congressional inquiry on the subject of AWP and pharmaceutical pricing.

CANADIAN IMPORTATION CASES:    Novartis AG, along with various other pharmaceutical companies, is a party to a federal court action alleging a conspiracy among pharmaceutical companies to keep prices of pharmaceuticals in the US artificially high by blocking imports of Canadian drugs to US consumers. On August 26, 2005, the Federal District Court sustained the Magistrate Judge's recommendation that the plaintiff's claims be dismissed. This decision is currently on appeal. A Novartis subsidiary is a defendant in a separate state court action involving allegations of price fixing. In that case, the Court granted in part and denied in part the defendants' demurrer to the plaintiffs' complaint. As a result, discovery is underway.

CHIRON/FLUVIRIN:    Novartis owns approximately 44% of the shares of Chiron Corporation. Chiron and its Officers and Directors are currently the subject of a number of lawsuits and government investigations which include allegations of, among other things, breaches of the securities laws and of fiduciary duties, arising out of Chiron's inability to deliver its Fluvirin® influenza vaccine to the US market for the 2004/05 flu season. Novartis AG has been named as a defendant in a consolidated action alleging breach of fiduciary duty. On July 8, 2005, the Court granted Novartis AG's motion to dismiss the case on the basis that the claims had been brought in the wrong forum. This decision is currently under appeal.

CHIRON/PROPOSED ACQUISITION:    Following Novartis AG's offer on September 1, 2005, to acquire the remaining approximately 58% of Chiron Corporation's stock that was not already owned by Novartis for USD 40 per share, 12 class action complaints were filed against Novartis AG, Chiron, and against the Chiron Board of Directors, which includes three directors who are designated to that board by Novartis AG. Eight of these actions, filed in California state court, have been consolidated into a single California action. The remaining four actions, filed in Delaware state court, have been consolidated into a single Delaware action. The complaints generally allege that Novartis AG's offer was inadequate and unfair, and that the Chiron Directors have and/or will breach their fiduciary duties in connection with the offer. Two of the Delaware actions additionally allege that certain provisions of a pre-existing governance agreement between Novartis and Chiron are illegal under Delaware law. There have been no substantive proceedings in the California cases. Briefing had commenced in the Delaware cases on dispositive motions with respect to the governance agreement issues, but that briefing has been held in abeyance in light of Novartis AG's October 31, 2005 announcement that it had entered into an agreement with the Board of Directors of Chiron to acquire the remaining shares of Chiron stock.

FEN-PHEN:    Prior to the acquisition of Eon Labs, Inc., a subsidiary within the Sandoz Division distributed phentermine, manufactured by Eon. Phentermine, when prescribed together with one of two other anti-obesity drugs, fenfluramine or dexfenfluramine, was known as "Fen-Phen," and became the subject of a number of product liability lawsuits. Prior to Novartis' acquisition of Eon, Eon defended and indemnified Sandoz for any such lawsuits against Sandoz. Since the Novartis acquisition of Eon, this indemnification is no longer available. In addition, Sandoz is now responsible for the remaining actions pending against Eon, and has assumed Eon's responsibility to defend certain former Eon distributors. Since the beginning of the Fen-Phen litigation in 1997, Sandoz has been sued in approximately 3 626 Fen-Phen cases, all of which had been subject to the Eon indemnity. As of December 31, 2005, more than 99% of the Fen-Phen cases served against Sandoz have been dismissed. Sandoz remained a defendant in approximately 28 active cases. In addition, Eon has been sued in approximately 7 105 Fen-Phen cases, and has been dismissed from nearly 99% of them. Eon remained a named defendant in approximately 76 active cases. While the number of lawsuits being filed has decreased substantially, it is possible that additional similar lawsuits will be filed. Novartis believes that its subsidiaries have substantial defenses to these claims, though the ultimate outcome cannot be determined. As of December 31, 2005, there has been no finding of liability for Fen-Phen injury against Sandoz or Eon in any case, and no payment by either company to settle any combination-related Fen-Phen lawsuit.

PPA:    Fifty-two lawsuits remain pending against Novartis subsidiaries in the US brought by people claiming to have been injured by products containing phenylpropanolamine (PPA) sold by certain of those subsidiaries. These cases are in various stages of litigation with Novartis having achieved favorable jury verdicts in four trials. In two other trials the juries were unable to reach a verdict. Another 26 cases have scheduled trial dates over the next 12 months. There can be no guarantee that initial successes will be repeated or sustained.

HRT LITIGATION:    A Novartis subsidiary is a defendant, along with various other pharmaceutical companies, in approximately 115 cases brought by approximately 230 people claiming to have been injured by hormone replacement therapy (HRT) products. Discovery is underway in these cases.

PHARMACEUTICAL ANTITRUST LITIGATION:    A Novartis subsidiary along with numerous other prescription drug manufacturers, is a co-defendant in various actions brought by certain US retail pharmacies, alleging price discrimination. Pre-trial motion practice is underway.

SMON (SUBACUTE MYELO OPTICO NEUROPATHY):    In 1996 a subsidiary of Ciba-Geigy, one of the predecessor companies of Novartis, together with two other pharmaceutical companies, settled certain product liability issues related to sales of its product Clioquinol in Japan. Under the settlement, a Novartis subsidiary is required to pay certain future health care costs of the claimants.

TERAZOSIN:    A Novartis subsidiary is a defendant in a number of lawsuits in the US claiming injuries and damages allegedly arising out of violation of antitrust laws in the settlement, by the subsidiary and Abbott Pharmaceuticals, of a contentious patent litigation involving Abbott's Hytrin® and the Sandoz generic equivalent product. A joint defense and judgment sharing agreement is in place between the Novartis subsidiary and Abbott. Settlement orders have been entered covering the majority of the plaintiffs and claims, however there is still the potential for opt-out litigation relating to the underlying antitrust claims. The Novartis subsidiary's liability is limited to the sums contained within the judgment sharing agreement.

PRODUCT LIABILITIES:    Novartis believes that its subsidiaries have meritorious defenses in these cases, and they are vigorously defending each of them.

Novartis maintains property damage, business interruption, product liability and other insurance policies with third parties, covering claims on a worldwide basis. Changes in the product liability insurance market for originator pharmaceutical products have made purchase of such policies uneconomic. For certain pharmaceutical substances, coverage cannot be obtained at all. To cope with this change in market dynamics, Novartis has established provisions for the product liability risks of the Group. From January 1, 2006, these provisions will provide the sole means for affirmatively managing the product liability risks of the Novartis Pharmaceuticals Division. Product liability insurance coverage for all other Divisions will continue to be acquired from third parties.

Novartis believes that its insurance coverage and provisions are reasonable and prudent in the light of its business and the risks to which it is subject. However, events may occur which in whole or in part, might not be covered by insurance or the provisions that Novartis have put in place.

Product liability risk provisions have been actuarially determined taking into consideration such factors as past experience, number of claims reported, estimates of claims incurred but not reported and other assumptions. As actual experience becomes known the Group will continue to refine and adjust its product liability estimates. Actual experience may also include provisions for product liability litigation and claims that differ significantly in size or frequency from historical experience. Novartis will provide for those matters when known. If any of the assumptions used in this actuarial calculation were to prove to be incorrect or require material adjustment, there could be a material discrepancy between the amount of recorded provisions and the potential liability.

At December 31, 2005 the following key assumptions were used:

%

Weighted average worldwide inflation rate used for defending and settling claims	7
Weighted average worldwide discount rate for determining the net present value of estimated product liabilities not yet reported	6

A one percentage point change in the difference between these two rates amounts to an approximate USD 50 million income statement effect.

INTELLECTUAL PROPERTY LITIGATION:    From time to time, the Group's subsidiaries may bring, or may be subject to litigation regarding intellectual property rights.

CONTACT LENSES:    Johnson & Johnson filed a suit against CIBA Vision in the US in September 2003, claiming that the CIBA Vision silicone hydrogel product Focus NIGHT & DAY infringes a Johnson & Johnson packaging patent, and seeking a declaration that the launch of their Acuvue Advance® product does not infringe certain patents and/or that the patents are invalid. Similar cases filed by Johnson & Johnson in New Zealand and Australia resulted in the surrender of those patents in New Zealand and Australia. A continuation application, which was not surrendered, remains pending in Australia. Furthermore, Johnson & Johnson filed another suit against CIBA Vision in the US in February 2005, claiming that the launch of their Acuvue Oasys® product does not infringe the same patents and/or that the patents are invalid. CIBA Vision has filed countersuits in both US cases, alleging infringement of the patents by both products. These cases are in discovery.

EXELON:    The active ingredient in Exelon is covered by a compound patent (granted to Proterra AG, Switzerland), which in the US presently expires in August 2007, and has been determined by the FDA to qualify for patent term extension until 2012, and which expires in 2011-13 in the major markets. In addition, Novartis holds an isomer patent on Exelon which expires in 2012-14. Dr. Reddy's, Sun Pharmaceuticals and Watson Pharmaceuticals have filed applications to market a generic version of Exelon in the US. Together with Proterra, Novartis has sued all three parties for patent infringement. The cases are in discovery.

FAMVIR:    The active ingredient in Famvir is covered by a compound patent which expires in 2010 in the US, in 2008 in Europe and 2006 in Canada. Other method of use patents expire in 2014 and 2015. Teva has challenged these patents in the US and has filed an application for a generic version of Famvir in the US. Novartis has sued Teva in the US for infringement of the compound patent. The case is in discovery.

FOCALIN:    The drug dosage form of Focalin and its use in attention deficit hyper-activity disorders are covered by patents (granted to Celgene Corporation and licensed to us) through 2015 in the US and 2018 in other markets. Teva has challenged these patents and has filed an application for a generic version of Focalin in the US. Together with Celgene, Novartis has sued Teva for patent infringement under a use patent.

LOTREL/CIBACEN/LOTENSIN/CIBADREX:    The basic benazepril substance patent protection for Cibacen/Lotensin/Cibadrex expires in June 2007 in France and in December 2008 in Italy and has expired elsewhere. However, Lotrel, which is a combination of benazepril and amlodipine besylate, is patented in the US until 2017. Teva and Dr. Reddy's Laboratories have challenged this patent. Dr. Reddy's is seeking marketing approval for a different benazepril combination, using amlodipine maleate rather than amlodipine besylate. Because of this difference, the Dr. Reddy's product, if brought to market, would not be automatically substitutable in the US for Lotrel. However, Teva is seeking marketing approval for the same benazepril combination as Lotrel, and is thus seeking to bring a fully substitutable product to the US market. Novartis has sued Teva and Dr. Reddy's in the US for patent infringement. The Dr. Reddy's case is currently stayed.

MIACALCIN/MIACALCIC:    The specific Novartis formulation of this product is covered by patents which will expire in the US in 2015. However, patents on the Novartis formulation have expired in a number of major countries and will expire in Italy in December 2006. Apotex has applied to the FDA for the right to sell a generic version of Miacalcin using the Novartis formulation. Novartis has sued Apotex for patent infringement. The case is in discovery. Two other companies have applied to the FDA for the right to sell a generic version of Miacalcin based on a different formulation. Novartis has not sued these companies. Unigene's recombinant salmon calcitonin product is approved in the US, but would not be automatically substitutable in the US for Miacalcin.

NEORAL:    Patent protection exists for the Neoral micro emulsion formulation and other cyclosporin formulations through 2009 and beyond in major markets. Despite this protection, generic cyclosporin products competing with Neoral have entered the transplantation market segment in the US, Germany, Japan, Canada and elsewhere. Patent infringement actions are pending against manufacturers of some of these generic products. At present, there are no injunctions in place against any of the manufacturers that Novartis has sued.

OMEPRAZOLE:    Subsidiaries of the Sandoz Division are currently involved in litigation in a number of countries with subsidiaries of AstraZeneca PLC regarding omeprazole, Novartis' generic version of AstraZeneca's Prilosec®. Sandoz launched omeprazole in the US in August 2003. While some of the European cases have been decided in favor of Sandoz, and others have been settled, many of the cases, including the cases pending in the US, which are in the pre-trial phase, may continue for some time.

INVESTIGATIONS:    From time to time, the Group's subsidiaries may be the subject of government investigations arising out of the normal conduct of their business. Consistent with the Novartis Code of Conduct and policies regarding compliance with law, it is the Group's policy to cooperate with such investigations.

US ENTERAL PUMP MARKET:    On February 11, 2005, two Novartis Medical Nutrition subsidiaries in the US settled possible claims against them arising from an investigation of the enteral pump industry by the United States Department of Justice. The settlement included a plea of guilty by one of the subsidiaries, OPI Properties, to attempted obstruction of a Medicare audit for which OPI Properties paid a USD 4.5 million fine, and a civil agreement pursuant to which the other subsidiary, Novartis Nutrition Corporation, paid USD 44.65 million in civil damages.

UK GENERICS:    One of the Group's UK Sandoz subsidiaries, along with other generic drug companies, is a subject of an investigation by the UK Serious Fraud Office ("SFO") to determine whether its marketing practices during the period prior to its acquisition by Novartis violated criminal or competition laws. The subsidiary is cooperating with the SFO's investigation.

TRILEPTAL:    On May 26, 2005, the US Attorney's Office for the Eastern District of Pennsylvania served an administrative subpoena pursuant to the Health Insurance Portability and Accountability Act on a Novartis subsidiary. Novartis understands that the US Attorney's Office is conducting parallel civil and criminal investigations into allegations of potential off-label promotion of Trileptal. At this time, Novartis is unable to express an opinion as to the likely outcome of these investigations.

Novartis believes that its total provisions for legal and product liability matters are adequate based upon currently available information, however, given the inherent difficulties in estimating liabilities, it cannot be guaranteed that additional costs will not be incurred beyond the amounts provided. Management believes that such additional amounts, if any, would not be material to the Group's financial condition but could be material to the results of operations in a given period.

The following table shows the movements in the legal and product liability provisions during 2005 and 2004:

	2005 USD millions	2004 USD millions

January 1	1 012	867

Impact of business combinations	79
Cash payments	-249	-141
Releases	-107	-71
Additions	115	343
Translation effect, net	-25	14
December 31	825	1 012
Less current liability	-204	-316

Non-current liability at December 31	621	696

20.    CURRENT FINANCIAL DEBTS

	2005 USD millions	2004 USD millions

Interest bearing employee accounts	897	1 012
Other bank and financial debt	4 047	1 049
Commercial paper	824	372
Current portion of financial debt	1 122	680
Financial obligation for repurchase agreement		709
Fair value of derivative financial instruments	245	297

Total	7 135	4 119

The balance sheet values of current financial debt, other than the current portion of long-term financial debts, approximates to the estimated fair value due to the short-term nature of these instruments.

The weighted average interest rate on the bank and other financial debt including employee accounts was 2.1% and 2.5% in 2005 and 2004, respectively.

21.    PROVISIONS AND OTHER CURRENT LIABILITIES

	2005 USD millions	2004 USD millions

Taxes other than income taxes	270	220
Restructuring provisions	31	30
Accrued expenses for goods and services received but not invoiced	1 079	1 110
Provisions for royalties	205	162
Provisions for revenue deduction	1 262	1 026
Potential claims from insurance activities	184	171
Provisions for compensation and benefits including social security and pension funds	650	868
Environmental liabilities	13	16
Deferred income relating to government grants	74	13
Provision for product liability and other legal cases	204	316
Other payables	1 007	677

Total	4 979	4 609

RESTRUCTURING CHARGES:    In 2005, charges of USD 51 million were incurred in conjunction with the acquisition of Hexal and Eon Labs as well as the closure of production facilities in Asia. The charges comprised employee termination costs of USD 36 million and other third party costs of USD 15 million. In total, 710 employees were impacted by the various restructuring plans.

In November 2004 charges of USD 10 million were incurred in conjunction with the plan to restructure the Pharmaceuticals Division site at Huningue, France. The charges comprised employee termination costs of USD 10 million. 40 employees were impacted by the restructuring plan, of whom 4 remained employed by the Group as of December 31, 2005, but all of whom are expected to leave in 2006. All other significant actions associated with the plan were completed during 2005.

In December 2004 charges of USD 37 million were incurred in conjunction with various plans to restructure the Sandoz industrial operations in a number of different sites to reinforce the competitiveness of its business. The charges comprised employee termination costs of USD 19 million, impairment of property, plant & equipment of USD 16 million and other third party costs of USD 2 million. In total, 435 employees were impacted by the various restructuring plans, all but 55 of them have now left the Group. All other significant actions associated with the plan were completed during 2005.

Property, plant & equipment impairments related to restructuring are determined based on the review of the carrying values of property, plant & equipment. Write-downs are recorded for property, plant & equipment impaired or related to activities to be restructured, divested or abandoned and transferred to accumulated depreciation as the property, plant & equipment are restructured, divested or abandoned.

Other third party costs are mainly associated with lease and other obligations due to the abandonment of certain facilities.

It is anticipated that the majority of the restructuring provisions will be paid within the next twelve months.

The releases to income in 2005 and 2004 of USD 19 million and USD 6 million, respectively were mainly due to settlement of liabilities at lower amounts than originally anticipated.

	Employee termination costs USD millions	Property, plant & equipment impairments USD millions	Other third party cost USD millions	Total USD millions

Balance at January 1, 2004	18	13	12	43
Cash payments	-23		-3	-26
Releases			-6	-6
Additions	29	16	2	47
Transfer to property, plant & equipment or other balance sheet position		-29		-29
Translation effect, net			1	1

Balance at December 31, 2004	24		6	30
Cash payments	-26		-3	-29
Releases	-10		-9	-19
Additions	36		15	51
Translation effect, net	-2			-2

Balance at December 31, 2005	22		9	31

22.    CASH FLOWS ARISING FROM CHANGES IN WORKING CAPITAL AND OTHER OPERATING ITEMS INCLUDED IN OPERATING CASH FLOW

	2005 USD millions	2004 USD millions

Change in inventories	175	23
Change in trade accounts receivable	-490	-327
Change in trade accounts payable	-54	239
Change in other net current assets, other long-term liabilities and other operating cash flow items	1 241	120

Total	872	55

23.    ACQUISITIONS AND DIVESTMENTS OF BUSINESSES

23.1)    CASH FLOW ARISING FROM ACQUISITIONS AND DIVESTMENTS OF BUSINESSES

The following is a summary of the cash flow impact of divestments and acquisitions of businesses:

	2005 Acquisitions USD millions	2005 Divestments USD millions	2004 Acquisitions USD millions	2004 Divestments USD millions

Property, plant & equipment	-665		-29	3
Currently marketed products including trademarks	-2 123		-262
In-process research and development	-619		-139
Other intellectual property	-346		-90
Financial assets including deferred tax assets	-199		-5
Inventories	-692		-69	4
Trade accounts receivable and other current assets	-409		-20
Marketable securities, cash and short-term deposits	-319		-6
Long-term and short-term debts to third parties	338		8	-2
Bank borrowing			86
Trade accounts payable and other liabilities including deferred taxes	1 866		109	-3

Net identifiable assets acquired or divested	-3 168		-417	2
Acquired/divested liquidity	155		6

Sub-total	-3 013		-411	2
Refinancing of acquired debt			-86
Goodwill	-5 531		-535
Divestment gain/loss		8		-1

Net Cash Flow	-8 544	8	-1 032	1

Note 2 provides further information regarding acquisitions and divestments of businesses. All acquisitions were for cash.

23.2)    ASSETS AND LIABILITIES ARISING FROM THE 2005 ACQUISITIONS

	Fair value USD millions	Revaluation due to purchase accounting USD millions	Acquiree's carrying amount USD millions

Property, plant & equipment	665	52	613
Currently marketed products including trademarks	2 123	2 093	30
In-process research and development	619	619
Other intellectual property	346	339	7
Financial assets including deferred tax assets	199	4	195
Inventories	692	184	508
Trade accounts receivable and other current assets	409	2	407
Marketable securities, cash and short-term deposits	319		319
Long-term and short-term debts to third parties	-338		-338
Trade accounts payable and other liabilities including deferred taxes	-1 866	-1 037	-829
Net identifiable assets acquired	3 168	2 256	912
Acquired liquidity	-155
Goodwill	5 531

Net cash flow from acquisition of businesses	8 544

The goodwill arising out of the acquisitions reflects the value of expected synergies. The amount of goodwill expected to be deductible for tax purposes is USD 3.6 billion.

Professional fees and related costs capitalized for the acquisitions amount to USD 28 million (2004: USD 12 million).

24.    CHANGES IN CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

The statement of recognized income and expense includes the Group's net income for the year as well as all other valuation adjustments recorded in the Group's consolidated balance sheet but which under IFRS are not recorded in the income statement. These include fair value adjustments to marketable securities, actuarial losses or gains on defined benefit pension and other post-employment plans and translation differences. These amounts are subject to significant volatility outside of the control of Management due to such factors as share price, currency and interest rate movements.

The following table summarizes these fair value adjustments attributable to Novartis shareholders:

	Fair value adjustments on marketable securities USD millions	Fair value of deferred cash flow hedges USD millions	Actuarial gains/ losses from defined benefit plans USD millions	Cumulative translation differences USD millions	Total fair value adjustments USD millions

Fair value adjustments at January 1, 2004	74	7		949	1 030

Changes in accounting policy	1		-653	-121	-773
Fair value adjustments on financial instruments	324	-27			297
Actuarial net losses from defined benefit plans			-1 038		-1 038
Translation movements				949	949
Total fair value adjustments in 2004	324	-27	-1 038	949	208

Fair value adjustments at December 31, 2004	399	-20	-1 691	1 777	465
Fair value adjustments on financial instruments	-76	1			-75
Actuarial net losses from defined benefit plans			-400		-400
Translation movements				-1 976	-1 976
Total fair value adjustments in 2005	-76	1	-400	-1 976	-2 451

Fair value adjustments at December 31, 2005	323	-19	-2 091	-199	-1 986

24.1)    The 2005 and 2004 changes in the fair value of financial instruments consist of the following:

	Fair value adjustments to marketable securities USD millions	Fair value of deferred cash flow hedges USD millions	Total USD millions

Fair value adjustments at January 1, 2004	75	7	82

Changes in fair value:
—available-for-sale marketable securities	23		23
—other financial assets	19		19
—associated companies' equity movements	26		26
Realized net losses transferred to the income statement:
—marketable securities sold	185		185
—derivative financial instruments		-25	-25
—other financial assets sold	-7		-7
Impaired marketable securities and other financial assets	101		101
Deferred tax on above	-23	-2	-25

Fair value adjustments during the year	324	-27	297

Fair value adjustments at December 31, 2004	399	-20	379

	Fair value adjustments to marketable securities USD millions	Fair value of deferred cash flow hedges USD millions	Total USD millions

Fair value adjustments at January 1, 2005	399	-20	379

Changes in fair value:
—available-for-sale marketable securities	-81		-81
—cash flow hedges		-14	-14
—other financial assets	25		25
—associated companies' equity movements	-6		-6
Realized net gains transferred to the income statement:
—marketable securities sold	-69		-69
—derivative financial instruments		15	15
—other financial assets sold	-65		-65
Impaired marketable securities and other financial assets	92		92
Deferred tax on above	28		28

Fair value adjustments during the year	-76	1	-75

Fair value adjustments at December 31, 2005	323	-19	304

24.2)    Actuarial losses from defined benefit plans arise from:

	2005 USD millions	2004 USD millions

Defined benefit pension plans before tax	-502	-1 381
Other post-employment benefit plans before tax	-90	-91
Taxation on above	192	434

Total after tax	-400	-1 038

24.3)    The Group has investments in associated companies, principally Roche Holding AG and Chiron Corporation. The Group's share in movements in these companies' equity, are recognized directly in the Group's Statement of Recognized Income and Expense, net of tax. The currency translation and fair value adjustments of associated companies are included in the corresponding Group adjustments.

24.4)    As a result of the liquidation of subsidiaries or the partial repayment of capital by subsidiaries USD 46 million (2004: USD 301 million) of cumulative translation gains have been transferred into financial income.

25.    CHANGES IN CONSOLIDATED EQUITY

25.1)    At the 2005 Annual General Meeting a CHF 1.05 per share dividend was approved amounting to USD 2.1 billion which was paid in 2005 (2004: dividend payment was CHF 1.00 per share and amounted to USD 1.9 billion). The amount available for dividend distribution is based on the available distributable retained earnings of Novartis AG determined in accordance with the legal provisions of the Swiss Code of Obligation.

25.2)    Shares for USD 0.5 billion were acquired during 2005 under the Group's fourth share buy-back program on the second trading line. In 2004 USD 1.0 billion of shares were acquired under the Group's third and USD 0.7 billion under the Group's fourth share buy-back program on the second trading line. Overall in 2005, a total of 3 million shares, net have been repurchased for USD 0.2 billion, which includes shares bought and sold on the first and second trading line, transactions with associates and the exercising of options related to share-based compensation.

25.3)    Pursuant to a resolution approved at the March 1, 2005 Annual General Meeting, 38 million shares with a nominal value of USD 14 million were cancelled (2004: 24.3 million shares were cancelled with a nominal value of USD 9 million).

25.4)    Equity settled share-based compensation is expensed in the income statement in accordance with the vesting or service period of the share-based compensation plans. The value for the shares and options granted including associated tax represents an increase in equity.

25.5)    Share premium has been reduced by USD 3 million in 2005 (USD 26 million increase in 2004) to the required minimum under Swiss company law of 20% of the Novartis AG share capital.

26.    EMPLOYEE BENEFITS

26.1)    DEFINED BENEFIT PLANS:    The Group has, apart from the legally required social security schemes, numerous independent pension and other post-employment benefit plans. For certain Group companies, however, no independent assets exist for the pension and other long-term employee benefit obligations. In these cases the related liability is included in the balance sheet.

Defined benefit pension plans cover a significant number of the Group's employees. The defined benefit obligations and related assets of all major plans are reappraised annually by independent actuaries. Plan assets are recorded at fair values. The defined benefit obligation of unfunded pension plans was USD 804 million at December 31, 2005 (2004: USD 821 million).

The following is a summary of the status of the main funded and unfunded pension and other post-employment benefit plans at December 31, 2005 and 2004:

	Pension plans		Other post-employment benefit plans
	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions

Benefit obligation at beginning of the year	16 488	13 865	828	720
Service cost	426	351	33	24
Interest cost	567	580	49	42
Actuarial losses	869	1 401	90	91
Plan amendments	55	-41	73	-8
Foreign currency translation	-1 921	1 204	1	3
Benefit payments	-855	-872	-50	-44
Effect of acquisitions or divestments	3
Benefit obligation at end of the year	15 632	16 488	1 024	828
Fair value of plan assets at beginning of the year	17 663	16 128
Expected return on plan assets	716	715	-1
Actuarial gains	367	23
Foreign currency translation	-2 119	1 417
Employer contributions	224	207	49
Employee contributions	63	52
Plan amendments		-7	26
Benefit payments	-855	-872	-50
Fair value of plan assets at end of the year	16 059	17 663	24
Funded Status	427	1 175	-1 000	-828
Unrecognized past service cost	12	6	-33	-34

Net asset/(liability) in the balance sheet	439	1 181	-1 033	-862

The movement in the net asset and the amounts recognized in the balance sheet were as follows:

	Pension plans		Other post-employment benefit plans
	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions

Movement in net asset or (liability)
Net asset or (liability) in the balance sheet at beginning of the year	1 181	2 269	-862	-759
Net periodic benefit cost	-218	-145	-58	-52
Employer contributions	224	207	49	44
Past service costs arisen in the current year	10	-19	-6	8
Plan amendments, net	-55	34	-65	-8
Effect of aquisition or divestments	-3
Change in actuarial gain/losses	-502	-1 378	-90	-91
Foreign currency translation	-198	213	-1	-4

Net asset or (liability) in the balance sheet at end of the year	439	1 181	-1 033	-862

Amounts recognized in the balance sheet
Prepaid benefit cost	1 919	2 701
Accrued benefit liability	-1 480	-1 520	-1 033	-862

Net asset or (liability) in the balance sheet at the end of the year	439	1 181	-1 033	-862

The net periodic benefit cost recorded in the income statement consisted of the following components:

	Pension plans		Other post-employment benefit plans
	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions

Components of net periodic benefit cost
Service cost	426	351	33	24
Interest cost	567	580	49	42
Expected returns on plan assets	-716	-715	1
Employee contributions	-63	-52
Recognized past service cost	4	-19	-7	-14
Curtailment/settlement gains			-18

Net periodic benefit cost	218	145	58	52

The principal actuarial weighted average assumptions used for calculating defined benefit plans and other post-employment benefits are as follows:

	Pension plans		Other post-employment benefit plans
	2005%	2004%	2005%	2004%

Weighted average assumptions used to determine benefit obligations at the end of year
Discount rate	3.4	3.8	5.5	5.8
Expected rate of salary increase	2.7	2.8

Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.8	4.3	5.8	5.8
Expected return on plan assets	4.5	4.5
Expected rate of salary increase	2.8	2.1

The table below shows a five year summary reflecting the funding of defined benefit pensions and the impact of deviations in expected and actual return of plan assets.

	2005 USD millions	2004 USD millions	2003 USD millions	2002 USD millions	2001 USD millions

Plan assets	16 059	17 663	16 128	14 365	13 905
Defined benefit obligation	-15 632	-16 488	-13 865	-11 320	-10 655

Surplus	427	1 175	2 263	3 045	3 250
Actuarial adjustments on plan assets	367	23	120	-2 143	-1 342
Actuarial adjustments on plan liabilities	-869	-1 401	-695	1 108	-821

The weighted average asset allocation of funded defined benefit plans at December 31, 2005 and 2004 were as follows:

	Pension plans
	Long-term target %	2005%	2004%

Equity securities	15-40	22	25
Debt securities	45-70	61	58
Real estate	0-15	8	8
Cash and other investments	0-15	9	9

Total		100	100

Strategic pension plan asset allocations are determined by the objective to achieve an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. Based upon current market and economic environments, actual asset allocation may periodically be permitted to deviate from policy targets.

The expected future cash flows to be paid by the Group in respect of pension and other post-employment benefit plans at December 31, 2005 was as follows:

	Pension plans USD millions	Other post-employment benefit plans USD millions

Employer contributions
2006 (estimated)	179	44
Expected future benefit payments
2006	876	46
2007	880	49
2008	891	51
2009	903	53
2010	902	55
2011-2014	4 676	303

The health care cost trend rate assumptions for other post-employment benefits are as follows:

Health care cost trend rate assumptions used	2005	2004

Health care cost trend rate assumed for next year	10.0%	11.0%
Rate to which the cost trend rate is assumed to decline	4.8%	4.8%
Year that the rate reaches the ultimate trend rate	2012	2012

A one-percentage-point change in the assumed health care cost trend rates compared to those used for 2005 would have the following effects:

	1% point increase USD millions	1% point decrease USD millions

Effects on total of service and interest cost components	12	-11
Effect on post-employment benefit obligations	127	-105

The number of Novartis AG shares held by pension and similar benefit funds at December 31, 2005 was 21.6 million shares with a market value of USD 1.1 billion (2004: 30.9 million shares with a market value of USD 1.6 billion). These funds sold 9.3 million Novartis AG shares during the year ended December 31, 2005 (2004: 0.6 million). The amount of dividends received on Novartis AG shares held as plan assets by these funds were USD 26 million for the year ended December 31, 2005 (2004: USD 25 million).

26.2)    DEFINED CONTRIBUTION PLANS:    In some Group companies employees are covered by defined contribution plans and other long-term employee benefits. The liability of the Group for these benefits is reported in other long-term employee benefits and deferred compensation at December 31, 2005 amounts to USD 284 million (2004: USD 324 million). In 2005 contributions charged to the consolidated income statement for the defined contribution plans were USD 118 million (2004: USD 94 million).

27. EMPLOYEE SHARE PARTICIPATION PLANS

Employee and management share participation plans can be separated into the Novartis equity plan "Select" and other share plans. The expense recorded in the income statement spreads the cost of each grant equally over the vesting period. Assumptions are made concerning the forfeiture rate which is adjusted during the vesting period so that at the end of the vesting period there is only a charge for vested amounts. As permitted by the transitional rules of IFRS 2, grants prior to November 7, 2002, have not been included in the income statement. Total expense related to all equity plans in the 2005 income statement was USD 532 million (2004: USD 462 million) resulting in a total carrying amount for liabilities arising from share-based payment transactions of USD 149 million (2004: USD 166 million). The amount of related income tax benefit recognized in the income statement was USD 148 million (2004: USD 126 million).

27.1)    NOVARTIS EQUITY PLAN "SELECT":    In 2004, the Board of Directors adopted a modification to the Share Option Plans described below. Under the plan called "Select," participants have the choice to receive their equity award in the form of share options, or restricted shares. An exchange ratio of share options to shares is set by the Compensation Committee of the Board. For 2005, four share options could be exchanged for one share. Shares granted have a restriction period identical to the vesting period of the share options. The number of equity awards granted depends on the performance of the individuals and the Division in which they work. Participants in the Novartis equity plan Select were granted 1294567 shares (2004: 792470 shares) for the Select Rest of the World Plan and 2270646 shares (2004: 1439567 shares) for the Select US Plan.

A)    SELECT REST OF THE WORLD PLAN:    Directors (through 2002), executives and other selected employees of Group companies (collectively, the "Participants") may receive equity awards. These equity awards are made both in recognition of past performance and as an incentive for future contributions by the Participants. They allow the Participants to benefit as the price of the shares increases over time, and so provide a long-term incentive for improvements in the Group's profitability and success. The share options are tradable; therefore they can be used to purchase the underlying Novartis share or they can be transferred to a market maker. If a Participant voluntarily leaves Novartis, equity awards not yet vested generally forfeit. In 2004, the vesting period for the plan was changed from a two-year vesting period to a three-year vesting period for most countries. Due to pending tax legislation in Switzerland, it was decided not to implement the three-year vesting period in Switzerland. The current view is that the new law will come into force in 2007, at which point the vesting period might be reviewed. The share options under the plan have a term of ten years and an exchange ratio of 1:1.

The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Select Rest of the World Plan 2005	Select Rest of the World Plan 2004

Valuation Date	February 4, 2005	February 4, 2004
Expiration Date	February 3, 2015	February 3, 2014
Closing share price on grant date	CHF 57.45	CHF 57.45
Exercise price	CHF 57.45	CHF 57.45
Volatility	16%	20%
Expected dividend yield	1.8%	1.8%
Interest rate	2.4%	3.0%
Market value of option at grant date	CHF 11.07	CHF 14.05

The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to USD 95 million (2004: USD 86 million).

The weighted average prices in the table below are translated from Swiss Francs into USD at historical rates for the granted, sold, and forfeited figures. The year-end prices are translated using the corresponding year-end rates.

	2005		2004
	Options (millions)	Weighted average exercise price USD	Options (millions)	Weighted average exercise price USD

Options outstanding at January 1	18.6	48.1	21.0	44.3
Granted	7.1	47.8	4.9	46.1
Sold	-8.6	35.9	-6.3	37.6
Forfeited	-0.6	46.8	-1.0	37.4

Outstanding at December 31	16.5	43.6	18.6	48.1

Exercisable at December 31	5.4	36.4	5.0	54.6
Weighted average fair value of options granted during the year (USD)		14		11

All options were granted at an exercise price which was equal to or greater than the market price of the Group's shares at the grant date. The weighted average share price during the period the options were sold was USD 35.90, which led to the realization of a total intrinsic value of approximately USD 50.1 million. The weighted average remaining contractual term for options outstanding at the year end was 7.6 years and 5.3 years for options exercisable. Options outstanding had an aggregate intrinsic value of USD 152.8 million and USD 53.8 million for options exercisable.

The following table summarizes information about share options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
Range of exercise prices (USD)	Number outstanding (millions)	Average remaining contractua life (years)	Weighted average exercise price (USD)	Number exercisable (millions)	Weighted average exercise price (USD)

30-34	3.1	5.8	34.5	3.1	34.5
35-39	1.6	4.8	36.8	1.6	36.7
40-44	0.6	4.2	42.7	0.6	42.7
45-49	11.2	8.6	47.1	0.1	49.6

Total	16.5	7.6	43.6	5.4	36.4

B)    SELECT US PLAN:    Introduced in 2001, the plan provides for equity awards to US-based Directors (through 2002), executives and other selected associates, thus replacing the US Management ADS Appreciation Rights plan. The terms and conditions of the US plan are substantially equivalent to the Select Rest of the World Plan. As of 2004, ADS options granted under the plan are tradable.

The following table shows the assumptions on which the valuation of share options granted during the period was based:

	Select US Plan 2005	Select US Plan 2004

Valuation Date	February 4, 2005	February 4, 2004
Expiration Date	February 3, 2015	February 3, 2014
Closing ADS price on grant date	USD 47.84	USD 46.09
Exercise price	USD 47.84	USD 46.09
Volatility	15%	24.9%
Expected dividend yield	1.8%	1.8%
Interest rate	4.5%	4.6%
Market value of option at grant date	USD 12.85	USD 15.66

The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to USD 166 million (2004: USD 114 million).

Under the previous US Management ADS Appreciation Rights plan, Novartis associates on US employment contract were entitled to cash compensation equivalent to the increase in the value of Novartis ADSs compared to the market price of the ADSs at the grant date.

The expense of US Management ADS Appreciation Rights Plan recorded in the 2005 income statement amounted to USD 12 million (2004: USD 21 million).

	2005		2004
Fair value comparison	ADS options (millions)	Weighted average exercise price USD	ADS options (millions)	Weighted average exercise price USD

Options outstanding at January 1	44.1	39.1	40.6	37.7
Granted	9.9	47.8	9.2	46.1
Sold or exercised	-8.1	38.3	-2.4	40.8
Forfeited	-3.1	40.7	-3.3	38.5
Outstanding at December 31	42.8	41.2	44.1	39.1

Exercisable at December 31	10.8	39.0	6.3	42.5
Weighted average fair value of options granted during the year (USD)		13		16

All share options were granted at an exercise price which was equal to the market price of the ADS at the grant date. The weighted average share price during the period the share options were exercised was USD 38.30, which led to the realization of a total intrinsic value of approximately USD 93.8 million. Participants paid a total of USD 314.5 million as exercise price. The actual tax benefit from share options exercised was USD 37 million. The weighted average remaining contractual term for options outstanding at the year end was 7.2 years and 5.9 years for options exercisable. Options outstanding had an aggregate intrinsic value of USD 484.6 million and USD 145.7 million for options exercisable.

The following table summarizes information about ADS options outstanding at December 31, 2005:

	ADS Options outstanding			Options exercisable
Range of exercise prices (USD)	Number outstanding (millions)	Average remaining contractual life (years)	Weighted average exercise price (USD)	Number exercisable (millions)	Weighted average exercise price (USD)

35-39	22.5	6.6	36.6	7.1	37.2
40-44	3.5	4.2	41.9	3.4	42.0
45-49	16.8	8.7	47.1	0.3	46.7

Total	42.8	7.2	41.2	10.8	39.0

27.2)    OTHER LONG-TERM INCENTIVE PLANS

A)    LONG-TERM PERFORMANCE PLAN:    This plan is offered to selected executives. Under the Long-Term Performance Plan, participants are awarded the right to earn Novartis shares. Actual payouts, if any, are determined with the help of a formula which measures, among other things, Novartis performance using economic value added relative to predetermined plan targets. Additional functional objectives may be considered in the evaluation of performance. If performance is below the threshold level of the pre-determined targets, no shares will be earned. To the extent the performance exceeds the threshold performance level, participants are eligible to receive an increasing amount of Novartis shares, up to the maximum cap. Payout of shares is conditioned, amongst others, on the participant remaining in the employ of a Novartis subsidiary at the time of payout. The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to USD 20 million (2004: USD 16 million). During 2005 a total of 458251 shares (2004: 411041 shares) were granted to executives.

B)    LEVERAGED SHARE SAVINGS PLANS:    There are two separate Leveraged Share Savings Plans. Under both plans participants receive their Annual Incentive Award in shares at the fair market price of the share on the grant date. Under the first plan, participating executives are free to sell part or all of these shares immediately. Shares not immediately sold are blocked for five years after the grant date. After expiration of the blocking period, the respective shares are matched with an equal number of shares. Under the second plan, associates with a Swiss employment contract are free to sell 50% or 100% of these shares immediately. Shares held under the plan have a three year blocking period and are matched at the end of the blocking period with one share for every two shares that were blocked. Generally, no matching shares will be granted if an associate voluntarily leaves Novartis prior to expiration of the blocking period. A participating employee may only take part in one plan per year. The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to USD 232 million (2004: USD 208 million). During 2005, 3792981 shares (2004: 3335063 shares) were granted to participants.

C)    RESTRICTED SHARE PLAN:    Under the Restricted Share Plan, associates may be granted restricted share awards either as a result of a general grant or as a result of an award based on having met certain performance criteria. Shares granted under this Plan generally have a five-year vesting period. If a participant voluntary leaves Novartis, unvested shares generally forfeit. The expense recorded in the 2005 income statement as a result of applying the IFRS 2 calculation amounted to USD 7 million (2004: USD 18 million). During 2005 a total of 792369 shares (2004: 485609 shares) were granted to executives and selected associates.

The table below provides a roll forward of non-vested shares under all plans mentioned above:

	Number of shares in millions 2005	Number of shares in millions 2004	Fair value USD millions 2005	Fair value USD millions 2004

Non-vested shares at January 1	7.4	3.3	324.5	137.4
Granted	8.6	6.2	424.1	281.7
Vested	-3.0	-2.0	-104.4	-90.1
Forfeited	-0.4	-0.1	-17.6	-4.5

Non-vested shares at December 31	12.6	7.4	626.6	324.5

28.    RELATED PARTIES

28.1)    ROCHE/GENENTECH:    Novartis has two agreements with Genentech, Inc., USA, a subsidiary of Roche Holdings AG (Roche) which is included in the consolidated financial statements using equity accounting as Novartis holds 33.3% of the outstanding voting shares of Roche.

Novartis Ophthalmics, part of the Novartis Pharmaceuticals Division, has licensed the exclusive rights to develop and market Lucentis outside of North America for indications related to diseases of the eye. As part of this agreement, Novartis paid an initial milestone and R&D reimbursement fee of approximately USD 47 million and the parties will share the cost of Genentech's ongoing Phase III and other related development expenses of this product. Novartis may pay additional payments for the achievement of certain clinical development and product approval milestone payments and will pay royalties on the net sales of Lucentis products outside North America.

In February 2004, Novartis Pharma AG, Genentech, Inc., and Tanox, Inc., finalized a three-party collaboration to govern the development and commercialization of certain anti-IgE antibodies including Xolair and TNX-901. Under this agreement, all three parties are co-developing Xolair in the U.S., and Novartis and Genentech are co-promoting Xolair in the U.S. and both will make certain joint and individual payments to Tanox. Genentech records all sales and cost of sales in the U.S. and Novartis will market the product and record all sales and cost of sales in Europe. Genentech and Novartis then share the resulting U.S. and European operating profits, respectively, according to prescribed profit-sharing percentages.

The net fund inflow out of the two agreements described above amounted to USD 80 million in 2005 (2004: USD 40 million). As Xolair was only launched in Europe in late 2005 no material sales were recognized by Novartis in the reporting period.

28.2)    OTHER RELATED PARTIES (EXCEPT FOR EXECUTIVES AND DIRECTORS):    The Novartis Group has formed certain foundations with the purposes of advancing employee welfare, employee education, research and charitable contributions that have not been consolidated. The charitable foundations foster health care and social development in rural countries. Each of these foundations is autonomous and its board is responsible for its respective administration in accordance with the foundation's purpose and applicable law.

In 2005, the Group received short-term deposits totaling USD 11 million from the above mentioned foundations. In 2004, the Group received short-term loans totaling USD 16 million from the foundations.

In addition, there are approximately twenty other foundations that were established for charitable purposes that have not been consolidated as the Group does not receive a benefit therefrom. As of December 31, 2005 these foundations held approximately 6 million shares of Novartis, with a cost of approximately USD 30 million.

28.3)    EXECUTIVE AND DIRECTOR COMPENSATION:    In 2005, there were 20 (2004: 20) Executive Committee members, Permanent Attendees to the Executive Committee and Business Unit Heads ("Executives"), including those who retired or terminated their employment in 2005.

The total compensation for the Executives and the 11 (2004: 11) non-Executive Directors using IFRS 2 rules for accounting for share-based compensation was as follows:

	Executives		Non-Executive Directors		Total
	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions

Short-term employee benefit	15.5	14.4	4.7	4.5	20.2	18.9
Post employment benefits	1.7	2.0			1.7	2.0
Termination benefits	0.3	1.9			0.3	1.9
Share-based compensation(1)	64.8	56.9			64.8	56.9

Total	82.3	75.2	4.7	4.5	87.0	79.7

(1)
If the transitional rules of IFRS 2 of only using grants after November 7, 2002 had not been used the fair value of share-based compensation in 2005 would have been USD 67.8 million (2004: USD 62.0 million).

The share-based compensation is distributed in February in the year following the reporting period. At that time it is partly at the Executive's discretion to choose the portion to be received in cash or as share-based compensation. Therefore the split between cash and share-based compensation is estimated.

29.    COMMITMENTS AND CONTINGENCIES

CHIRON CORPORATION:    In connection with its original investment in January 1995:

  •
  Novartis agreed to purchase up to USD 500 million of new Chiron equity at fair market value, at Chiron's request. On October 30, 2005, in connection with the Agreement and Plan of Merger entered into between Novartis Corporation and Chiron, Chiron delivered a notice to Novartis electing for Novartis to acquire USD 300 million in new Chiron equity at USD 43.50 per share. On December 8, 2005, Novartis Biotech Partnership, Inc., an indirect wholly owned subsidiary of Novartis completed the acquisition of 6.9 million shares of Chiron common stock for an aggregate consideration of USD 300 million. Chiron may not require Novartis to purchase any additional Chiron common equity.

  •
  Novartis agreed to guarantee up to USD 702.5 million of Chiron debt. Utilization of the guarantee in excess of USD 402.5 million reduces the equity put amount mentioned above. Novartis is not obligated to fund any amounts unless Chiron defaults on the debt. On December 22, 2005, Chiron elected to increase the guarantee amount to its maximum and correspondingly, Chiron may no longer require Novartis to purchase additional Chiron equity.

  •
  Chiron granted to Novartis an option to purchase newly issued shares of Chiron equity securities directly from Chiron at fair market value. Novartis may exercise this option at any time and from time to time subject to certain conditions, including a limitation on Novartis' aggregate ownership not to exceed 55% of Chiron's then outstanding common stock. The outstanding equity put and guarantee expire no later than 2011.

LEASING COMMITMENTS:

2005 USD millions

Commitments arising from fixed-term operational leases
in effect at December 31 are as follows:
2006	257
2007	195
2008	134
2009	71
2010	64
Thereafter	242

Total	963

Expense of current year	336

RESEARCH & DEVELOPMENT COMMITMENTS:    The Group has entered into long-term research agreements with various institutions including potential milestone payments which may be capitalized. As of December 31, 2005 they are as follows:

	Unconditional commitments 2005 USD millions	Potential milestone payments 2005 USD millions	Total 2005 USD millions

2006	60	363	423
2007	20	199	219
2008	15	315	330
2009		299	299
2010		259	259
Thereafter		643	643

Total	95	2 078	2 173

OTHER COMMITMENTS:    The Novartis Group entered into various purchase commitments for services and materials as well as for equipment as part of the ordinary business. These commitments are not in excess of current market prices in all material respects and reflect normal business operations.

CONTINGENCIES:    Group companies have to observe the laws, government orders and regulations of the country in which they operate. A number of them are currently involved in administrative proceedings, litigations and investigations arising out of the normal conduct of their business. In the opinion of Group management, however, the outcome of these actions will not materially affect the Group's financial position, result of operations or cash flow.

The Group's potential environmental liability is assessed based on a risk assessment and investigation of the various sites identified by the Group as at risk for environmental exposure. The Group's future remediation expenses are affected by a number of uncertainties. These uncertainties include, but are not limited to, the method and extent of remediation, the percentage of material attributable to the Group at the remediation sites relative to that attributable to other parties, and the financial capabilities of the other potentially responsible parties.

The Group is also subject to certain legal and product liability claims. Whilst provisions have been made for probable losses that Management deems to be reasonable or appropriate there are uncertainties connected with these estimates. Note 19 contains more extensive discussion of these matters.

The Group does not expect the resolution of such uncertainties to have a material effect on the consolidated financial statements.

30.    PRINCIPAL CURRENCY TRANSLATION RATES

		2005 USD	2004 USD

Year end exchange rates used for the consolidated balance sheets:
	1 CHF	0.762	0.881
	1 EUR	1.186	1.362
	1 GBP	1.726	1.923
	100 JPY	0.851	0.964

		2005 USD	2004 USD

Average of the monthly exchange rates during the year used for the consolidated income and cash flow statements:
	1 CHF	0.804	0.805
	1 EUR	1.245	1.243
	1 GBP	1.820	1.831
	100 JPY	0.910	0.926

31.    EVENTS SUBSEQUENT TO THE DECEMBER 31, 2005 BALANCE SHEET DATE

The 2005 consolidated financial statements of the Novartis Group were approved by the Novartis AG Board of Directors on January 18, 2006. At the same time a dividend of CHF 1.15 per share was proposed for approval at the Annual General Meeting. If approved this would amount to approximately USD 2.0 billion.

32.    RESTATED 2004 CONSOLIDATED FINANCIAL STATEMENTS

Novartis has adopted the following new IFRS rules or made other improvements to its financial statements presentation from January 1, 2005 and as required by IFRS reflected these in restated 2004 consolidated financial statements:

IFRS 2 (SHARE-BASED COMPENSATION)

IFRS 2 requires the fair value of any equity instruments granted to employees to be recognized as an expense. Up to December 31, 2004, the approximate fair value of these equity instruments has been charged to the business operations in the Divisional segment reporting but has been offset by a matching income in Corporate Other Income & Expense. Therefore, no operating income charge was ultimately recognized in the Group's consolidated financial statements. From January 1, 2005, Novartis calculates the fair value of the granted options using the trinomial valuation method, which is a variant of the lattice binomial approach. The fair value for options and other share-based compensation are charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. As permitted by IFRS 2, Novartis has restated its prior-year audited historical consolidated financial statements to reflect the cost of grants awarded only since November 7, 2002. An expense of USD 462 million was charged to Other Income & Expense. For cash-settled equity plans a liability of USD 166 million was recorded.

IFRS 3 (BUSINESS COMBINATIONS)

Under IFRS 3, with effect from January 1, 2005, all goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. This requirement applies to goodwill separately presented in the Group's balance sheet and to goodwill that is embedded in the equity accounting for associated companies. This new accounting policy was also applied in 2004 for transactions consummated after March 31, 2004.

IAS 1 (ASSOCIATED COMPANIES, MINORITY INTERESTS)

IAS 1 (revised) requires minority interests to be included in the Group's equity in the consolidated balance sheet instead of as a separate category in the balance sheet and it is no longer deducted in arriving at the Group's net income. Therefore the amount attributable to minority interests of USD 15 million is taken out of net income and their share in the Group's equity of USD 138 million is no longer shown separately. IAS 1 (revised) also requires that the tax related to the result of associated companies is not included in the Group's tax expense. The Group's share in the results of its associated companies is also now included in one income statement line and is calculated after deduction of their respective taxes and minority interests. As a consequence of these changes the results of associated companies were decreased by USD 74 million, and tax expense reduced by USD 61 million.

IAS 38 (INTANGIBLES)

Under IAS 38 (revised), Novartis is required to adopt changes to accounting for intangible assets. The following are the principal accounting policy changes:

  •
  A value needs to be allocated to In-Process Research & Development (IPR&D) as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and must be assessed for impairment on an annual basis. Once a project included in IPR&D has been successfully developed and is available for use, it needs to be amortized over its useful life. Previously, IPR&D was included under goodwill for IFRS purposes and amortized. As required by the transitional rules, IPR&D has already been separately capitalized and not amortized for IFRS purposes for all acquisitions after March 31, 2004.

  •
  Acquired R&D assets, such as those related to inital and milestone payments, also need to be capitalized as intangible assets, even if uncertainties as to whether the R&D will ultimately be successful in producing a saleable product exist. Previously, R&D intangible assets were only recognized if they were acquired after receiving regulatory approval, including that from the US Food and Drug Administration (FDA).

IAS 19 (EMPLOYEE POST-EMPLOYMENT BENEFITS)

Novartis has decided to adopt a new alternative under IAS 19 from January 1, 2005. Under this alternative, the actuarial gains or losses from valuing the assets and liabilities of defined benefit plans at fair value at the balance sheet date are immediately adjusted in the balance sheet with a corresponding movement in the statement of recognized income and expense. The prior policy of amortization into the income statement of actuarial gains or losses in excess of the "corridor" (the higher of 10% of plan assets or liabilities) is no longer required. This change resulted in an income of USD 76 million being reflected in Other Income & Expense, a decrease in non-current assets of USD 1 290 million and an increase in liabilities of USD 441 million, net of taxes.

SIC-12 (EQUITY COMPENSATION PLAN)

Changes to the Standing Interpretations Committee SIC-12 came into force on January 1, 2005, which require the consolidation of equity compensation plans. Prior to this change, there was no requirement under IFRS to consolidate these plans. The consolidation reduced the average shares outstanding by 92.5 million due to additional Novartis AG shares being held by a formerly unconsolidated employee share participation foundation from which shares are used for employee compensation programs. Accordingly EPS was reduced to USD 2.28. Furthermore cash, short term deposits and marketable securities were reduced by USD 701 million, while other current assets were increased by USD 10 million. Also cash flow from operating activities is decreased by USD 130 million. The financing cash flow is adjusted for the dividends paid by Novartis to the share participation foundation (USD 72 million) and for the cash received from the sale of treasury shares by the foundation (USD 55 million).

In addition, the Group has introduced the following voluntary presentation changes:

  •
  Total Cost of Goods Sold now includes royalty expenses relating to products sold, which were previously recognized in Other Income & Expense (USD 343 million). Furthermore Cost of Goods Sold also now includes amortization and impairment of acquired product rights, patents and trademarks, previously recognized in Other Income & Expense (USD 264 million) or R&D (USD 36 million).

  •
  Separate presentation of Other Revenues—mainly royalty income and income from profit-sharing arrangements, which resulted in a reclassification of USD 154 million from Other Income & Expense to Other Revenues.

RESTATED CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

	Note	2004 reported USD millions	Adjustments USD millions	2004 Restated USD millions

Net sales		28 247		28 247
Other revenues	32.1		154	154
Cost of goods sold	32.2	-6 625	-643	-7 268
Gross profit		21 622	-489	21 133
Marketing & sales		-8 873		-8 873
Research & development	32.3	-4 207	36	-4 171
General & administration		-1 540		-1 540
Other income & expense	32.4	-463	66	-397
Operating income		6 539	-387	6 152
Result from associated companies	32.5	142	-74	68
Financial income		488	-2	486
Interest expense		-261		-261
Income before taxes and minority interests		6 908	-463	6 445
Taxes	32.6	-1 126	61	-1 065
Minority interests	32.7	-15	15

Net income		5 767	-387	5 380

Attributable to
Shareholders of Novartis AG		5 767		5 365
Minority interests		15		15

EPS (USD)	32.8	2.36		2.28

NOTES TO THE RESTATED 2004 CONSOLIDATED INCOME STATEMENT

32.1)    Separate presentation of royalty and profit share income, previously shown in other income and expenses.

32.2)    USD 343 million reduction due to the reclassification of royalty expense from Other Income & Expense and a USD 300 million reduction due to the reclassification of amortization and impairment of product rights, patents and trademarks from Other Income & Expense and R&D to Cost of Goods Sold.

32.3)    USD 36 million reclassification of amortization of product rights, patents and trademarks to Cost of Goods Sold.

32.4)    Total USD 66 million net increase in Other Income and Expense from:

  •
  USD 683 million net increase in income due to the reclassification of amortization and impairment of product rights, patents and trademarks (USD 264 million) and royalty expense (USD 343 million) to Cost of Goods Sold and a reversal of amortization of net actuarial losses from pension and other post employment benefits (USD 76 million) and,

  •
  USD 617 million net decrease in income due to the restatement of expenses from share-based compensation (USD 462 million), the reclassification of royalty and profit share income to other revenues (USD 154 million) and the consolidation of the employee share participation foundation (USD 1 million).

32.5)    Impact of deferred tax reclassification related to associated companies.

32.6)    Tax effect of the above adjustments and reclassification of the tax related to associated companies to the result of associated companies.

32.7)    Minority interests are now shown separately after net income.

32.8)    Consolidation of the employee share participation foundation and the Novartis AG shares that it held reduces average shares outstanding by 92.5 million.

RESTATED CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2004

	Note	Originally reported USD millions	Adjustments USD millions	Restated USD millions

Total non-current assets	32.9	29 858	-1 290	28 568
Cash, short term deposits and marketable securities	32.10	14 593	-701	13 892
Other current assets	32.11	10 018	10	10 028

Total assets		54 469	-1 981	52 488

Total equity	32.12	33 783	-2 468	31 315
Minority interests	32.13	138	-138
Financial debts		6 855		6 855
Other liabilities	32.14	13 693	625	14 318

Total liabilities		20 548	625	21 173

Total equity and liabilities		54 469	-1 981	52 488

NOTES TO THE RESTATED CONSOLIDATED BALANCE SHEET

32.9)    USD 1636 million reduction of pension assets by actuarial differences recognized in equity less USD 346 million of related deferred tax.

32.10)    Consolidation of the employee share participation foundation reduces cash, short-term deposits and marketable securities.

32.11)    Other current assets increase due to the consolidation of the employee share participation foundation.

32.12)    Reduction in equity from consolidation of employee share participation foundation, including liabilities for cash-settled plans; reduction due to elimination of previouslyrecognized actuarial differences relating to pension and other post-employment benefit plans, net of tax and increase due to minority interests no longer shown as a separate line but which are now included as a separate component in equity.

32.13)    Minority interests now included as a separate component in total equity.

32.14)    USD 898 million recording of actuarial liabilities relating to pension and other post-employment benefit plans, USD 153 million of net liabilities for cash-settled employee plans and consolidation of the employee share participation foundation less USD 426 million of related deferred taxes.

RESTATED CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

	Note	Originally reported USD millions	Adjustments USD millions	Restated USD millions

Cash flow from operating activities	32.15	6 725	-130	6 595
Cash flow used for investing activities		-3 219	2	-3 217
Cash flow used for financing activities	32.16	-3 124	127	-2 997
Translation effect on cash and cash equivalents		55	1	56

Net change in cash and cash equivalents		437		437

NOTES TO THE RESTATED CONSOLIDATED CASH FLOW STATEMENT

32.15)    Consolidation of the employee share participation foundation with resulting operating cash outflow mainly related to the cash settled portion of share-based compensation.

32.16)    A total USD 127 million reduction in cash out-flow from financing activities arising from a USD 72 million dividend paid by Novartis AG to the now consolidated employee share participation foundation and USD 55 million from sale of Novartis AG shares by the employee share participation foundation.

33.    PRINCIPAL GROUP SUBSIDIARIES AND ASSOCIATED COMPANIES
As at December 31, 2005

	Share/paid-in capital(1)	Equity interest %	Activities

Argentina
Novartis Argentina S.A., Buenos Aires	ARS 230.6 m	100		•
Sandoz S.A., Buenos Aires	ARS 11.8 m	100		•	Δ

Australia
Novartis Australia Pty Ltd., North Ryde, NSW	AUD 11.0 m	100	/*/
Novartis Pharmaceuticals Australia Pty Ltd., North Ryde, NSW	AUD 3.8 m	100		•		/*\
Sandoz Pty Ltd., North Ryde, NSW	AUD 11.6 m	100		•
Novartis Consumer Health Australasia Pty Ltd., Mulgrave, Victoria	AUD 7.6 m	100		•	Δ
Novartis Animal Health Australasia Pty Ltd., North Ryde, NSW	AUD 3.0 m	100		•		/*\

Austria
Novartis Pharma GmbH, Vienna	EUR 1.1 m	100		•
Novartis Institutes for BioMedical Research GmbH & Co KG, Vienna	EUR 10.9 m	100				/*\
Sandoz GmbH, Kundl	EUR 32.7 m	100	/*/	•	Δ	/*\
Novartis Animal Health GmbH, Kundl	EUR 37 000	100		•

Bangladesh
Novartis (Bangladesh) Limited, Dhaka	BDT 162.5 m	60		•	Δ

Belgium
N.V. Novartis Management Services S.A., Vilvoorde	EUR 7.5 m	100	/*/
N.V. Novartis Pharma S.A., Vilvoorde	EUR 7.1 m	100		•
N.V. Sandoz S.A., Vilvoorde	EUR 4.2 m	100		•
N.V. Novartis Consumer Health S.A., Vilvoorde	EUR 4.3 m	100		•
N.V. Nutrition & Santé Benelux S.A., Brussels	EUR 509 630	95		•
N.V. CIBA Vision Benelux S.A., Mechelen	EUR 62 000	100		•

Bermuda
Triangle International Reinsurance Ltd., Hamilton	CHF 1.0 m	100	/*/
Novartis Securities Investment Ltd., Hamilton	CHF 30 000	100	/*/
Novartis International Pharmaceutical Ltd., Hamilton	CHF 10.0 m	100	/*/	•	Δ	/*\

Brazil
Novartis Biociências S.A., São Paulo	BRL 232.3 m	100		•	Δ
Sandoz do Brasil Indústria Farmacêutica Ltda., Cambé	BRL 139.5 m	100		•	Δ	/*\
Novartis Saúde Animal Ltda., São Paulo	BRL 50.7 m	100		•	Δ

Canada
Novartis Pharmaceuticals Canada Inc., Dorval/Montreal	CAD 0(2)	100		•		/*\
Sandoz Canada Inc., Boucherville, Quebec	CAD 2	100		•	Δ	/*\
Novartis Consumer Health Canada Inc., Mississauga, Ontario	CAD 2	100		•
CIBA Vision Canada Inc., Mississauga, Ontario	CAD 1	100		•	Δ

Chile
Novartis Chile S.A., Santiago de Chile	CLP 2.0 bn	100		•

	Share/paid-in capital(1)	Equity interest %	Activities

China
Beijing Novartis Pharma Co., Ltd., Beijing	CNY 111.3 m	100		•	Δ
Novartis Pharmaceuticals (HK) Limited, Hong Kong	HKD 200	100		•
Shanghai Novartis Trading Ltd., Shanghai	CNY 20.3 m	100		•

Colombia
Novartis de Colombia S.A., Santafé de Bogotá	COP 20.9 bn	100		•	Δ

Croatia
Lek Zagreb d.o.o., Zagreb	HRK 25.6 m	100		•

Czech Republic
Novartis s.r.o., Prague	CZK 51.5 m	100		•
Lek Pharma s.r.o., Prague	CZK 44.7 m	100		•

Denmark
Novartis Healthcare A/S, Copenhagen	DKK 10.0 m	100		•
Sandoz A/S, Odense	DKK 5.0 m	100		•
Hexal A/S, Hvidovre	DKK 10.0 m	100		•

Ecuador
Novartis Ecuador S.A., Quito	USD 209 193	100		•

Egypt
Novartis Pharma S.A.E., Cairo	EGP 33.8 m	99			Δ
Novartis Egypt (Healthcare) S.A.E., Cairo	EGP 250 000	95		•

Finland
Novartis Finland Oy, Espoo	EUR 459 000	100		•

France
Novartis Groupe France S.A., Rueil-Malmaison	EUR 103.0 m	100	/*/
Novartis Pharma S.A.S., Rueil-Malmaison	EUR 43.4 m	100		•	Δ	/*\
Sandoz S.A.S., Levallois-Perret	EUR 2.6 m	100		•
Laboratoires G-Gam S.à r.l., Créteil	EUR 1.2 m	100		•
Novartis Santé Familiale S.A.S., Rueil-Malmaison	EUR 21.9 m	100		•	Δ
Novartis Santé Animale S.A.S., Rueil-Malmaison	EUR 900 000	100		•	Δ
Novartis Nutrition S.A.S., Revel	EUR 300 000	100		•	Δ
Nutrition et Santé S.A.S., Revel	EUR 30.2 m	95	/*/	•	Δ	/*\
CIBA Vision S.A.S., Blagnac	EUR 1.8 m	100		•

Germany
Novartis Deutschland GmbH, Wehr	EUR 155.5 m	100	/*/
Novartis Pharma GmbH, Nuremberg	EUR 25.6 m	100		•		/*\
Novartis Pharma Produktions GmbH, Wehr	EUR 2.0 m	100			Δ
Sandoz International GmbH, Holzkirchen	EUR 100 000	100	/*/
Sandoz Pharmaceuticals GmbH, Ismaning	EUR 5.1 m	100		•	Δ
Sandoz Industrial Products GmbH, Frankfurt a. M.	EUR 2.6 m	100		•	Δ
Hexal Aktiengesellschaft, Holzkirchen	EUR 93.7 m	100	/*/	•	Δ
Salutas Pharma GmbH, Barleben	EUR 41.7 m	100		•	Δ
1 A Pharma GmbH, Oberhaching	EUR 25 565	100		•
Novartis Consumer Health GmbH, Munich	EUR 14.6 m	100		•	Δ	/*\
Novartis Nutrition GmbH, Munich	EUR 23.5 m	100		•	Δ	/*\
CIBA Vision Vertriebs GmbH, Grossostheim	EUR 2.6 m	100		•
CIBA Vision GmbH, Grosswallstadt	EUR 15.4 m	100		•	Δ	/*\

Gibraltar
Novista Insurance Limited, Gibraltar	CHF 130.0 m	100	/*/

	Share/paid-in capital(1)	Equity interest %	Activities

Great Britain
Novartis UK Limited, Frimley/Camberley	GBP 25.5 m	100	/*/
Novartis Pharmaceuticals UK Limited, Frimley/Camberley	GBP 5.4 m	100		•	Δ	/*\
Novartis Grimsby Limited, Frimley/Camberley	GBP 230 m	100			Δ
Sandoz Limited, Bordon	GBP 2.0 m	100		•
Novartis Consumer Health UK Limited, Horsham	GBP 25 000	100		•	Δ
Novartis Animal Health UK Limited, Royston	GBP 100 000	100		•		/*\
Vericore Limited, Royston	GBP 2	100		•	Δ
CIBA Vision (UK) Limited, Southampton	GBP 550 000	100		•

Greece
Novartis (Hellas) S.A.C.I., Athens	EUR 14.6 m	100		•

Hungary
Novartis Hungary Healthcare Limited Liability Company, Budapest	HUF 545.6 m	100		•

India
Novartis India Limited, Mumbai	INR 159.8 m	51		•	Δ
Sandoz Private Limited, Mumbai	INR 32.0 m	100		•	Δ

Indonesia
PT Novartis Indonesia, Jakarta	IDR 7.7 bn	100		•	Δ
PT CIBA Vision Batam, Batam	IDR 11.9 bn	100			Δ

Ireland
Novartis Ireland Limited, Dublin	EUR 25 000	100		•
Novartis Ringaskiddy Limited, Ringaskiddy, County Cork	EUR 2.0 m	100			Δ

Italy
Novartis Farma S.p.A., Origgio	EUR 18.2 m	100	/*/	•	Δ	/*\
Sandoz S.p.A., Origgio	EUR 390 000	100		•
Sandoz Industrial Products S.p.A., Rovereto	EUR 2.6 m	100			Δ
Novartis Consumer Health S.p.A., Origgio	EUR 2.9 m	100		•
Nutrition & Santé Italia S.p.A., Origgio	EUR 1.7 m	95		•
CIBA Vision S.r.l., Marcon	EUR 2.4 m	100		•

Japan
Novartis Holding Japan K.K., Tokyo	JPY 10.0 m	100	/*/
Novartis Pharma K.K., Tokyo	JPY 6.0 bn	100		•		/*\
Ciba-Geigy Japan Limited, Tokyo	JPY 8.5 bn	100			Δ
CIBA Vision K.K., Tokyo	JPY 495.0 m	100		•

Liechtenstein
Novista Insurance Aktiengesellschaft, Vaduz	CHF 5.0 m	100	/*/

Luxembourg
Novartis Investments S.à r.l., Luxembourg	USD 2.6 bn	100	/*/

Malaysia
Novartis Corporation (Malaysia) Sdn. Bhd., Kuala Lumpur	MYR 3.3 m	70		•

Mexico
Novartis Farmacéutica, S.A. de C.V., Mexico City	MXN 205.0 m	100		•	Δ
Productos Gerber, S.A. de C.V., Querétaro	MXN 12.5 m	100		•	Δ

	Share/paid-in capital(1)	Equity interest %	Activities

Netherlands
Novartis Netherlands B.V., Arnhem	EUR 1.4 m	100	/*/
Novartis Pharma B.V., Arnhem	EUR 4.5 m	100		•
Sandoz B.V., Almere	EUR 907 570	100		•	Δ
Hexal B.V., Haarlem	EUR 18 152	100		•
Novartis Consumer Health B.V., Breda	EUR 23 830	100		•	Δ

Netherlands Antilles
Sandoz N.V., Curação	USD 6 000	100	/*/	•

New Zealand
Novartis New Zealand Ltd., Auckland	NZD 820 000	100		•

Norway
Novartis Norge AS, Oslo	NOK 1.5 m	100		•

Pakistan
Novartis Pharma (Pakistan) Limited, Karachi	PKR 24.8 m	98		•	Δ

Panama
Novartis Pharma (Logistics), Inc., Panama	USD 10 000	100		•

Philippines
Novartis Healthcare Philippines, Inc., Makati/Manila	PHP 298.8 m	100		•

Poland
Novartis Poland Sp. z o.o., Warsaw	PLN 44.2 m	100		•
Lek S.A., Strykow	PLN 2.6 m	100		•	Δ
Hexal Polska Sp. z o.o., Warsaw	PLN 12.7 m	100		•	Δ
Alima-Gerber S.A., Warsaw	PLN 57.1 m	100		•	Δ

Portugal
Novartis Portugal SGPS Lda., Sintra	EUR 500 000	100	/*/
Novartis Farma—Produtos Farmacêuticos S.A., Sintra	EUR 2.4 m	100		•
Novartis Consumer Health—Produtos Farmacêuticos
e Nutrição Lda., Lisbon	EUR 100 000	100		•

Puerto Rico
Ex-Lax, Inc., Humacao	USD 10 000	100			Δ
Gerber Products Company of Puerto Rico, Inc., Carolina	USD 100 000	100		•	Δ
CIBA Vision Puerto Rico, Inc., Cidra	USD 1 000	100			Δ

Romania
Lek PharmaTech S.R.L., Targu-Mures	ROL 93.2 bn	100		•	Δ

Russian Federation
Novartis Pharma ZAO, Moscow	RUR 17.5 m	100		•
ZAO Lek, Moscow	RUR 57.4 m	100		•

Singapore
Novartis Institute for Tropical Diseases Pte Ltd., Singapore	SGD 2 004	100				/*\

Slovenia
Lek Pharmaceuticals d.d., Ljubljana	SIT 11.6 bn	100	/*/	•	Δ	/*\

South Africa
Novartis South Africa (Pty) Ltd., Spartan/Johannesburg	ZAR 86.4 m	100		•	Δ

South Korea
Novartis Korea Ltd., Seoul	KRW 24.5 bn	99		•

	Share/paid-in capital(1)	Equity interest %	Activities

Spain
Novartis Farmacéutica, S.A., Barcelona	EUR 63.0 m	100	/*/	•	Δ
Sandoz Farmacéutica, S.A., Barcelona	EUR 270 450	100		•
Sandoz Industrial Products, S.A., Les Franqueses del Vallés/Barcelona	EUR 9.3 m	100		•	Δ	/*\
Novartis Consumer Health, S.A., Barcelona	EUR 876 919	100		•
Nutrition & Santé Iberia, S.L., Barcelona	EUR 266 860	95		•	Δ	/*\
CIBA Vision, S.A., Barcelona	EUR 1.4 m	100		•

Sweden
Novartis Sverige Participations AB, Täby/Stockholm	SEK 51.0 m	100	/*/
Novartis Sverige AB, Täby/Stockholm	SEK 5.0 m	100		•
CIBA Vision Nordic AB, Askim/Göteborg	SEK 2.5 m	100		•

Switzerland
Novartis International AG, Basel	CHF 10.0 m	100	/*/
Novartis Holding AG, Basel	CHF 100.2 m	100	/*/
Novartis Securities AG, Basel	CHF 50.0 m	100	/*/
Novartis Research Foundation, Basel	CHF 29.3 m	100				/*\
Novartis Foundation for Management Development, Basel	CHF 100 000	100	/*/
Roche Holding AG, Basel	CHF 160.0 m	33	/*/	•	Δ	/*\
Novartis Pharma AG, Basel	CHF 350.0 m	100	/*/	•	Δ	/*\
Novartis Pharma Services AG, Basel	CHF 20.0 m	100		•
Novartis Pharma Schweizerhalle AG, Schweizerhalle	CHF 18.9 m	100			Δ
Novartis Pharma Stein AG, Stein	CHF 251 000	100			Δ	/*\
Novartis Pharma Schweiz AG, Bern	CHF 5.0 m	100		•
Sandoz AG, Basel	CHF 50 000	100		•		/*\
Novartis Consumer Health S.A., Nyon	CHF 30.0 m	100	/*/	•	Δ	/*\
Novartis Consumer Health Schweiz AG, Bern	CHF 250 000	100		•
Novartis Animal Health AG, Basel	CHF 101 000	100	/*/	•	Δ	/*\
Novartis Centre de Recherche Santé Animale S.A., St. Aubin	CHF 250 000	100				/*\
SANUTRI AG, Bern	CHF 31.6 m	95	/*/
CIBA Vision AG, Embrach	CHF 300 000	100	/*/	•

Taiwan
Novartis (Taiwan) Co., Ltd., Taipei	TWD 170.0 m	100		•	Δ

Thailand
Novartis (Thailand) Limited, Bangkok	THB 230.0 m	100		•

Turkey
Novartis Saglik, Gida ve Tarim Ürünleri Sanayi ve
Ticaret A.S., Istanbul	TRY 98.0 m	100		•	Δ
Sandoz Ilaç Sanayi ve Ticaret A.S., Gebze-Kocaeli	TRY 31.7 m	100		•	Δ

	Share/paid-in capital(1)	Equity interest %	Activities

USA
Novartis Corporation, Florham Park, NJ	USD 72.2 m	100	/*/
Novartis Finance Corporation, New York, NY	USD 1.7 bn	100	/*/
Novartis Pharmaceuticals Corporation, East Hanover, NJ	USD 5.2 m	100		•	Δ	/*\
Novartis Institutes for BioMedical Research, Inc.,
Cambridge, MA	USD 1	100				/*\
Novartis Institute for Functional Genomics, Inc.,
San Diego, CA	USD 1 000	100				/*\
Chiron Corporation, Emeryville, CA	USD 2.0 m	44	/*/	•	Δ	/*\
Idenix Pharmaceuticals, Inc., Cambridge, MA	USD 55 825	56				/*\
Sandoz Inc., Princeton, NJ	USD 25 000	100		•	Δ	/*\
Lek Pharmaceuticals, Inc., Wilmington, NC	USD 200 000	100		•
Eon Labs, Inc., Lake Success, NY	USD 1	100		•	Δ
Novartis Consumer Health, Inc., Parsippany, NJ	USD 0(2)	100		•	Δ	/*\
Novartis Animal Health US, Inc., Greensboro, NC	USD 100	100		•	Δ	/*\
Novartis Nutrition Corporation, Minneapolis, MN	USD 50 000	100		•	Δ	/*\
Gerber Products Company, Fremont, MI	USD 10	100	/*/	•	Δ	/*\
Gerber Life Insurance Company, White Plains, NY	USD 148.5 m	100		•
CIBA Vision Corporation, Duluth, GA	USD 301.3 m	100	/*/	•	Δ	/*\

Venezuela
Novartis de Venezuela, S.A., Caracas	VEB 1.4 bn	100		•
Novartis Nutrition de Venezuela, S.A., Caracas	VEB 877.8 m	100		•	Δ

In addition, the Group is represented by subsidiaries, associated companies or joint ventures in the following countries: Algeria, Cayman Islands, Costa Rica, Dominican Republic, Guatemala, the former Yugoslav Republic of Macedonia, Morocco, Peru and Uruguay.

The following describe the various types of entities within the Group:

/*/
Holding/Finance:    This entity is a holding company and/or performs finance functions for the Group.

•
Sales:    This entity performs sales and marketing activities for the Group.

Δ
Production:    This entity performs manufacturing and/or production activities for the Group.

/*\
Research:    This entity performs research and development activities for the Group.

Equity interest %	—above 50% and up to 100% of the voting rights—fully consolidated
—above 20% and up to 50% of the voting rights—investment in associated company—equity method accounting
(1)
Share/paid-in capital may not reflect the taxable share/paid-in capital amount and does not include any paid-in surplus.

(2)
shares without par value

m
= million; bn = billion.

34. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The Group's consolidated financial statements have been prepared in accordance with IFRS, which as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

	Notes	2005 USD millions	2004 USD millions

Net income under IFRS		6 141	5 380
US GAAP adjustments:
Available-for-sale securities	34.1	278	-183
Inventory impairment reversal	34.2	20	-43
Associated companies	34.3	-6	179
Intangible assets	34.4	-1 238	-590
Property, plant and equipment	34.5	53	77
Pensions and other post-employment benefits	34.6	-181	-82
Deferred taxes	34.7	178	423
Share-based compensation	34.8	-44	-61
Currency translation	34.9		-301
Minority interests	34.10	-11	-15
Others			9

Net income under US GAAP		5 190	4 793

Basic earnings per share under US GAAP (USD)		2.22	2.03

Diluted earnings per share under US GAAP (USD)		2.22	2.02

	Notes	Dec 31, 2005 USD millions	Dec 31, 2004 USD millions

Equity under IFRS		33 164	31 315
US GAAP adjustments:
Available-for-sale securities	34.1	-24	-64
Inventory impairment reversal	34.2	-23	-43
Associated companies	34.3	25	6
Intangible assets	34.4	4 142	6 036
Property, plant and equipment	34.5	-409	-558
Pensions and other post-employment benefits	34.6	3 133	3 379
Deferred taxes	34.7	-1 438	-2 082
Share-based compensation	34.8	-96	-118
Minority interests	34.10	-174	-138
Total US GAAP adjustments		5 136	6 418

Equity under US GAAP		38 300	37 733

CHANGES IN US GAAP EQUITY

	2005 USD millions	2004 USD millions

January 1	37 733	34 568
Net income for the year under US GAAP	5 190	4 793
Net unrealized market value adjustment	-320	397
Increase in share premium related
to share-based compensation	511	393
Minimum pension liability	-155	-278
Associated companies' equity movement	41	24
Foreign currency translation adjustment	-2 348	1 541
Dividends paid to shareholders of Novartis AG	-2 107	-1 896
Acquisition of treasury shares	-245	-1 809

December 31	38 300	37 733	(1)

RESTATED 2004 US GAAP EQUITY AND NET INCOME

	December 31, 2004 USD millions	January 1, 2004 USD millions

Reported US GAAP equity	38 101	34 878
Restatements due to change from LIFO to FIFO(1)	-457	-374
Deferred tax on above	89	64
Restated US GAAP equity	37 733	34 568

2004 reported US GAAP net income	4 989
Impact of share-based compensation expensing	-181
Impact from change of LIFO to FIFO	-25
Deferred tax on above	10
2004 restated US GAAP net income	4 793

(1)
Novartis has changed its US GAAP method of accounting for certain North American inventories from last-in-first-out ("LIFO") to the first-in-first-out ("FIFO") method. This change from LIFO to FIFO method was made to achieve a consistent method of determining inventory cost across the Group and to harmonize the US GAAP inventory costing method with the method used by the Group under IFRS. The change has been applied by restating prior years' US GAAP equity.

NOTES TO THE US GAAP RECONCILIATION

34.1)    AVAILABLE-FOR-SALE MARKETABLE SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS:    Under IFRS, fair value changes which relate to the underlying movement in exchange rates on available-for-sale debt securities have to be recognized in the income statement. US GAAP requires the entire movement in the fair value of these securities to be recognized in equity, including any part that relates to foreign exchange movements. This resulted in an additional US GAAP income of USD 278 million in 2005 (2004: expense USD 183 million).

Under IFRS, the Group remeasures its investment in privately held companies to fair value. Under US GAAP such investments are accounted for at cost. A revaluation gain of USD 24 million (2004: USD 64 million) was recorded in the IFRS equity and reversed in the US GAAP equity.

The reconciliation of the carrying value of marketable securities under IFRS and US GAAP is as follows:

	2005 USD millions	2004 USD millions

Carrying values of marketable securities under IFRS (note 15)	3 623	6 636
Carrying values of other investments under IFRS	1 431	1 286

Total under US GAAP	5 054	7 922

The components of available-for-sale marketable securities under US GAAP at December 31, 2005 and 2004 are the following:

	Cost USD millions	Gross unrealized gains USD millions	Gross unrealized losses USD millions	Carrying value and estimated fair value USD millions

As at December 31, 2005
Available-for sale-securities:
Equity securities	717	259	-2	974
Debt securities	3 995	120	-35	4 080

Total	4 712	379	-37	5 054

As at December 31, 2004
Available-for sale-securities:
Equity securities	681	201	-10	872
Debt securities	6 587	494	-31	7 050

Total	7 268	695	-41	7 922

Proceeds from sales of available-for-sale securities were USD 4.4 billion and USD 5.9 billion in 2005 and 2004 respectively. Gross realized gains were USD 88 million and USD 75 million on those sales in 2005 and 2004 respectively. Gross realized losses were USD 70 million and USD 228 million on those sales in 2005 and 2004 respectively. The gain or loss on these sales was determined using the weighted average cost method. As of December 31, 2005 there were no unrealized losses on equity securities (2004: nil) and USD 15 million on debt securities (2004: nil) that existed for more than 12 months.

The maturities of the available-for-sale debt securities included above at December 31, 2005 are as follows:

2005 USD millions

Within one year	657
Over one year through five years	1 748
Over five years through ten years	967
Over ten years	708

Total	4 080

34.2)    INVENTORY IMPAIRMENT REVERSAL:    According to the group policy, pre-launch inventory in the Pharmaceuticals Division is impaired as the technical feasibility is not granted until final marketing approval is obtained. If the final approval is granted and the shelf live of the pre-launch inventory permits its sale, the impairment is reversed under IFRS. Under US GAAP such a reversal is not permitted.

34.3)    ASSOCIATED COMPANIES:    Investments in associated companies include purchase price adjustments and amortization differences on account of the differences in implementation rules for US GAAP SFAS 142 and IFRS 3 on business combinations and on investments in associated companies. The impact of the US GAAP adjustments on the net result and on the carrying value of the investments in Roche and Chiron are as follows:

	2005			2004
	Net income USD millions	Foreign currency translation USD millions	Equity USD millions	Net income USD millions	Foreign currency translation USD millions	Equity USD millions

Roche		45	-285	136	-13	-330
Chiron	-6	-20	310	43	14	336

Total adjustments for associated companies	-6	25	25	179	1	6

As of December 31, 2005, the market value of the Group's interest in Roche and Chiron exceeded the US GAAP carrying value by USD 3.6 billion and USD 2.0 billion, respectively.

34.4)    INTANGIBLE ASSETS:    The accounting treatment for the 1996 merger of Sandoz and Ciba-Geigy under IFRS is different from the accounting treatment under US GAAP. For IFRS purposes the merger was accounted under the uniting of interests method, however, for US GAAP the merger did not meet all of the required conditions of Accounting Principles Board Opinion No. 16 for a pooling of interests and therefore was accounted for as a purchase under US GAAP. Under US GAAP, Sandoz was deemed to be the acquirer with the assets and liabilities of Ciba-Geigy being recorded at their estimated fair values and the results of Ciba-Geigy being included from December 20, 1996. Under US GAAP, the cost of Ciba-Geigy to Sandoz was approximately USD 28.5 billion. All of the purchase price was allocated to identified property, plant & equipment and intangible assets with a definite useful life.

The fair value of long-term assets on the date of acquisition was reduced proportionally by a negative goodwill of USD 7.3 billion. The components of equity and the income statement adjustments related to the US GAAP purchase accounting adjustment of Ciba-Geigy for 2005 and 2004 are as follows:

	2005 Components to reconcile
	Net income USD millions	Foreign currency translation USD millions	Equity USD millions

Intangible assets related
to product rights and trademarks	-678	-510	2 837
Property, plant & equipment	55	96	-575
Investments		-20	129
Deferred taxes	156	109	-604

Total adjustment	-467	-325	1 787

	2004 Components to reconcile
	Net income USD millions	Foreign currency translation USD millions	Equity USD millions

Intangible assets related to product rights and trademarks	-543	374	4 025
Property, plant & equipment	55	-67	-726
Investments		14	149
Deferred taxes	122	-80	-869

Total adjustment	-366	241	2 579

The significant differences relating to intangible assets between IFRS and US GAAP are as explained below:

INTANGIBLE ASSET ADJUSTMENTS UNDER US GAAP:

	2005 USD millions	2004 USD millions

Goodwill
Differences in carrying amount of goodwill expensed under IFRS prior to 1995	2 945	2 945
Differences on account of IPR&D included in goodwill under IFRS prior to March 31, 2004	-488	-458
FAS 142 and IFRS 3 transition differences	202	220
Differences in impairment	-183	-155
Purchase price and purchase price allocation differences	-359
Differences in carrying amount of goodwill	2 117	2 552

Product rights and trademarks
Differences from Ciba-Geigy purchase accounting	2 837	4 025
Other differences	26	-390
Differences in carrying amount of product rights and trademarks	2 863	3 635
IPR&D
IPR&D from acquisitions, expensed under US GAAP	-627	-151
Acquired intangible assets capitalized under IAS 38 and expensed as IPR&D under US GAAP	-211

Total differences in the carrying amount of IPR&D	-838	-151

Total US GAAP increase in intangible assets	4 142	6 036

ADDITIONAL US GAAP INTANGIBLE ASSET CHARGES:

	2005 USD millions	2004 USD millions

Hedging loss on business combinations	118
Difference in impairment and amortization of goodwill under IFRS prior to 2005	28	-47
Additional amortization & impairments of product rights and trademarks	680	498
IPR&D write off under US GAAP and reversal of related IFRS amortization and impairment charges	412	139

Total US GAAP additional expense	1 238	590

GOODWILL

        Prior to January 1, 1995, the Group wrote off goodwill directly to equity, in accordance with IFRS existing at that time. Changes in IFRS effective 1995 required goodwill to be capitalized and amortized, but did not require prior period restatement. The difference of USD 2945 million relates to goodwill on various acquisitions prior to 1995 and in particular to the acquisition of Gerber Products Company in 1994. The net book value of goodwill under US GAAP attributable to Gerber Products Company was USD 2 870 million as of December 31, 2005 and 2004. Gerber Products Company goodwill is reviewed annually for potential impairments however, this did not result in the Group needing to record a charge in 2005 and 2004.

Up to March 31, 2004, IFRS did not consider that IPR&D was an intangible asset that could be separately recognized. Accordingly it was included in goodwill for IFRS purposes. Under US GAAP, IPR&D is considered to be a separate asset that needs to be expensed immediately following the acquisition as the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use. The balance sheet difference on account of IPR&D that was included in goodwill under IFRS is USD 488 million at December 31, 2005 (2004: 458 million).

Since March 31, 2004 goodwill and intangible assets deemed to have an indefinite useful life are no longer amortized on a regular basis under IFRS but tested for impairment. Therefore, in 2005 there is no amortization charge under IFRS. Under US GAAP, this accounting treatment was already adopted in 2002. The balance sheet difference on account of the timing difference between the adoption of FAS 142 and IFRS 3, is USD 202 million at December 31, 2005 (2004: USD 220 million).

All goodwill was tested for impairment during 2005 with the fair values of the businesses determined using the expected present values of future cash flows. The balance sheet difference of goodwill between IFRS and US GAAP on account of impairments is USD 183 million at December 31, 2005 (2004: USD 155 million) which is due to differences in the goodwill impairment calculation and due to different carrying values in the balance sheet. The process of evaluating goodwill involves making judgments and estimates relating to the projection and discounting of future cash flows. This evaluation is sensitive to changes in the discount rate. An increase to discount rates is likely to result in a significant impairment charge under US GAAP.

The Group has hedged the purchase price of certain acquisitions. Under IFRS, the hedging gains and losses are included in the purchase price. However, under US GAAP, hedging of business combination purchases is not allowed. During 2005 hedging losses of USD 118 million (2004: nil) related to the acquisition of Hexal and Eon Labs were expensed under US GAAP. Additionally, under IFRS a deferred tax liability of USD 241 million (2004: nil) was recorded related to acquired IPR&D that was recorded as an asset. As a result of recording the deferred tax, goodwill was increased by the same amount. Under US GAAP, IPR&D is expensed without tax effect and the carrying value of goodwill is lower under US GAAP by the amount of the deferred tax. The total of these items was USD 359 million (2004: USD nil).

The income statement differences between IFRS and US GAAP due to impairment and amortization of goodwill was an additional expense of USD 28 million (2004: income of USD 47 million).

The changes in the carrying amount of goodwill under US GAAP for the years ended December 31, 2005 and 2004 are as follows:

	Pharmaceuticals Division USD millions	Sandoz Division USD millions	Consumer Health Division USD millions	Total USD millions

January 1, 2004	22	428	3 487	3 937
Additions		352	183	535
Impairment losses		-106		-106
Goodwill written off related to disposal of businesses		-11	-2	-13
Reclassification from separately identified intangibles		6		6
Translation effects	1	63	17	81

December 31, 2004	23	732	3 685	4 440
Additions	15	4 958	223	5 196
Impairment losses	-9	-8	-16	-33
Goodwill written off related to disposal of businesses			-1	-1
Reclassification to separately identified intangibles	-4	-20	12	-12
Translation effects	5	-176	-24	-195

December 31, 2005	30	5 486	3 879	9 395

PRODUCT RIGHTS AND TRADEMARKS

        The differences in the product right and trademarks between IFRS and US GAAP of USD 2 863 million is mainly on account of the fair value of the Ciba-Geigy AG products at the time of the merger with Sandoz. The additional amortization under US GAAP for product rights and trademarks amounted to USD 680 million (2004: USD 498 million).

The total carrying value of marketed products and significant capitalized trademarks and product rights are as follows:

	Gross carrying value Dec 31, 2005 USD millions	Accumulated amortization Dec 31, 2005 USD millions	Net carrying value Dec 31, 2005 USD millions	Net carrying value Dec 31, 2004 USD millions

Famvir	1 652	641	1 011	1 301
Voltaren	1 738	956	782	1 056
Tegretol	565	311	254	392
Other pharmaceutical products	3 893	2 216	1 677	2 183

Total Pharmaceuticals Division	7 848	4 124	3 724	4 932
Sandoz Division	2 496	302	2 194	790
Consumer Health Division	2 124	814	1 310	1 053

Total	12 468	5 240	7 228	6 775

(1)
December 31, 2004 restated due to reclassifications under IFRS (note 9) between various asset categories.

Novartis usually applies the straight-line amortization method. For Pharmaceuticals Division products the patent life generally reflects the useful life although in certain circumstances a value is also given to the non-patent protected period. For other Divisions the maximum useful life used is 20 years.

FAMVIR

The value of Famvir has been bifurcated, with the majority of the value assigned to its sales under patent protection. This portion is amortized over the remaining patent life until 2010.

The remainder is amortized over an additional 10 year period representing its value as a branded non-patent protected product. This amortization charge is half of the amount during the patent period.

VOLTAREN

Voltaren is a branded pain relief drug sold primarily in Europe where it is off patent in most countries. Novartis applies a straight-line amortization period and the useful life is considered to end in 2011.

TEGRETOL

Tegretol is off-patent. Novartis applies a straight-line amortization period and the useful life is considered to end in 2011.

The Group estimates that the aggregate amortization expense for intangible assets subject to amortization for each of the five succeeding financial years will increase by approximately USD 50 million due to the 2005 business combinations.

IPR&D

        Under IFRS, acquired IPR&D is separately identified and recorded as an intangible asset subject to annual impairment tests for all post-March 31, 2004 business combinations. Under US GAAP, IPR&D is considered to be a separate asset that needs to be written-off immediately following the acquisition as the feasibility of the acquired research and development has not been fully tested and the technology has no alternative future use. During 2005, IPR&D arose on the acquisition of Hexal AG and Eon Labs Inc., of USD 619 million. During 2004, IPR&D arose on the acquisition of 100% of the shares of Sabex Inc. (USD 132 million) and Durascan A/S (USD 7 million).

During 2005, the impairment charge under IFRS for intangible assets that were already expensed as IPR&D under US GAAP were USD 418 million (2004: nil). This amount mainly relates to the impairment of NKS 104.

Also with effect from January 1, 2005, Novartis capitalizes acquired development, which it expenses under US GAAP. During 2005, this amounted to an expense of USD 211 million under US GAAP. The total additional net IPR&D expense for 2005 was USD 412 million (2004: USD 139 million). The impact of IPR&D reduced US GAAP equity by USD 838 million (2004: USD 151 million).

Refinements to the treatment of the purchase price allocations in 2006 for the Hexal, Eon Labs, and over-the-counter business of Bristol-Myers Squibb acquisitions under IFRS will be treated differently under US GAAP, except for any adjustments relating to completion of the environmental impact study underway at a Hexal manufacturing site.

34.5)    PROPERTY, PLANT AND EQUIPMENT:    The principal income statement difference of USD 53 million (2004: USD 77 million) results from the purchase accounting of the Ciba-Geigy acquisition of USD 55 million (2004: USD 55 million). There are also differences between IFRS and US GAAP in relation to capitalized interest under US GAAP resulting in an expense of USD 2 million (2004: income USD 22 million).

The balance sheet differences total USD 409 million (2004: USD 558 million) and results from the proportionate reduction of long-term assets due to the negative goodwill from the Ciba-Geigy acquisition of USD 575 million (2004: USD 726 million) and an increase from capitalized interest of USD 166 million (2004: USD 168 million) under US GAAP.

34.6)    PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS:    Under the Group's adoption of new IFRS guidelines from January 1, 2005, with retrospective application, actuarial gains and losses arising from differences between expected and actual changes in the fair value of assets and liabilities in the Group's pension and post-employment defined benefit plans are recognized immediately in the statement of recognized income and expense. Under US GAAP, these differences are recognized in the income statement only when they exceed specified levels.

Differences in the amounts of net periodic benefit costs and the prepaid benefit cost also exist due to different transition date rules, pre-1999 accounting rule differences and different provisions for recognition of a prepaid pension asset. The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and US GAAP for pension plans:

	2005 USD millions	2004 USD millions

Pension plans:
Net asset recognized for IFRS	439	1 181
Difference in unrecognized amounts	3 566	3 614
Additional minimum liability	-760	-501

Net asset recognized for US GAAP	3 245	4 294

Net periodic pension cost recognized for IFRS	-218	-145
Difference in recognition of actuarial and past service amounts	-153	-62

Net periodic pension cost recognized for US GAAP	-371	-207

The funded status of other post-employment benefit plans under US GAAP is comparable to that presented in note 26. The plans are substantially foreign and the differences in income statement and balance sheet treatment of actuarial losses is as follows:

	2005 USD millions	2004 USD millions

Other post-employment benefit plans:
Liability recognized for IFRS	-1 033	-862
Difference in unrecognized amounts	327	266

Liability recognized for US GAAP	-706	-596

Net periodic post-employment benefit cost recognized for IFRS	-58	-52
Difference in recognition of actuarial and past service amounts	-28	-20
Net periodic post-employment benefit cost recognized for US GAAP	-86	-72

Total US GAAP income statement difference on pensions and other post-employment benefits	-181	-82

Total US GAAP equity difference on pensions and other post-employment benefits	3 133	3 379

SUMMARY OF PENSION PLANS

	Swiss pension plans		Foreign pension plans
	2005 USD millions	2004 USD millions	2005 USD millions	2004 USD millions

Benefit obligation at beginning of the year	11 920	9 793	4 568	4 072
Service cost	220	179	206	172
Interest cost	340	366	227	214
Actuarial losses	631	1 193	238	208
Plan amendments			55	-41
Foreign currency translation	-1 646	1 048	-275	156
Benefit payments	-630	-659	-225	-213
Effect of business combinations or divestments			3

Benefit obligation at end of the year	10 835	11 920	4 797	4 568

Fair value of plan assets at beginning of the year	14 436	13 218	3 227	2 910
Actual return on plan assets	770	484	313	254
Foreign currency translation	-1 969	1 348	-150	69
Employer contributions			224	207
Employee contributions	53	45	10	7
Plan amendments				-7
Benefit payments	-630	-659	-225	-213

Fair value of plan assets at end of the year	12 660	14 436	3 399	3 227

Funded Status	1 825	2 516	-1 398	-1 341
Unrecognized past service cost			-27	-35
Unrecognized net actuarial losses	2 585	2699	1 020	956
Additional minimum liability			-760	-501

Net asset/(liability) in the balance sheet	4 410	5 215	-1 165	-921

Components of net periodic benefit cost
Service cost	220	179	206	172
Interest cost	340	366	227	214
Expected returns on plan assets	-504	-520	-212	-195
Employee contributions	-53	-45	-10	-7
Recognized actuarial losses	107		50	75
Recognized past service cost				-32

Net periodic benefit cost/(income)	110	-20	261	227

Accumulated benefit obligation	10 125	11 217	4 447	4 209

Principal actuarial assumptions used	%	%	%	%

Weighted average assumptions used to determine benefit obligations at the end of year
Discount rate	2.8	3.3	4.8	5.2
Expected rate of salary increase	2.2	1.5	3.6	3.6

Weighted average assumptions used to determine net periodic pension cost for the year ended
Discount rate	3.3	3.8	5.2	5.5
Expected return on plan assets	4.0	4.0	6.6	6.7
Expected rate of salary increase	1.5	2.5	3.6	3.6

34.7)    DEFERRED TAXES:    Under IAS 12 (revised) Income Taxes and under US GAAP, unrealized profits resulting from intercompany transactions are eliminated from the carrying amount of assets, such as inventory. In accordance with IAS 12 (revised) the Group calculates the tax effect with reference to the local tax rate of the company that holds the inventory (the buyer) at period-end. However, US GAAP requires that the tax effect is calculated with reference to the local tax rate in the seller's or manufacturer's jurisdiction. The effect of this difference decreased US GAAP income in 2005 by USD 69 million (2004: USD 100 million income) and reduced equity by USD 581 million (2004: USD 510 million).

The deferred tax effect related to the US GAAP purchase accounting of Ciba-Geigy resulted in an additional USD 156 million income (2004: USD 122 million) and reduced equity by USD 604 million (2004: USD 869 million).

The deferred tax effect on other US GAAP adjustments for 2005 resulted in an additional USD 91 million income (2004: USD 201 million) and reduced equity by USD 253 million (2004: USD 703 million).

The deferred tax asset less valuation allowance at December 31, 2005 and 2004 comprises USD 1 455 million and USD 1 174 million of current assets and USD 2 798 million and USD 1 893 million of non-current assets respectively. The deferred tax liability at December 31, 2005 and 2004 comprises USD 866 million and USD 695 million of current liabilities and USD 4 896 million and USD 4 257 million of non-current liabilities respectively.

34.8)    SHARE-BASED COMPENSATION:    The Group has elected to adopt FAS 123 (revised) Share-Based Payment from January 1, 2005, using a modified retrospective application. As described in Note 27, the Group has several plans that are subject to measurement under FAS 123 (revised). However, not all amounts can be retroactively restated and there are differences in the transitional rules, which results in a new difference in the income statement between IFRS and US GAAP. As a result of this difference, an additional expense was recognized under US GAAP in 2005 of USD 44 million (2004: USD 61 million).

Under IFRS, the Group accounts for all share based compensation equity-settled transactions in equity. However, under US GAAP an arrangement which is a fixed monetary amount that is settleable with a variable number of the issuer's equity shares is classified as a liability. USD 96 million booked in the IFRS equity at December 31, 2005 and USD 118 million booked at December 31, 2004 in the IFRS equity was reversed for US GAAP purposes.

34.9)    CURRENCY TRANSLATION ADJUSTMENT:    During 2004, under IFRS the Group recorded a recycling gain from cumulative translation differences of USD 301 million arising from the partial repayment of capital of a subsidiary. US GAAP does not recognize this concept so this gain has been eliminated for US GAAP purposes.

The Group has accounted for operations in highly inflationary economies in accordance with IAS 21 (revised) and IAS 29. The accounting under IAS 21 (revised) and IAS 29 complies with Item 18 of Form 20-F and is different from that required by US GAAP.

34.10)    MINORITY INTERESTS:    In contrast to IFRS, minority interests are deducted in the determination of US GAAP net income and excluded from total equity.

34.11)    ADDITIONAL US GAAP DISCLOSURES:

(I)   EARNINGS PER SHARE:

Basic earnings per share	2005	2004

Net income under US GAAP (USD millions)	5 190	4 793
Weighted average number of shares in issue	2 332 848 144	2 355 490 272

Basic earnings per share under US GAAP (USD)	2.22	2.03

Diluted earnings per share	2005	2004

Net income under US GAAP (USD millions)	5 190	4 793

Weighted average number of shares in issue	2 332 848 144	2 355 490 272
Share options	9 605 470	11 917 258
Weighted average number of shares for diluted earnings per share	2 342 453 614	2 367 407 530

Diluted earnings per share under US GAAP (USD)	2.22	2.02

(II)    EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS:

US GAAP:    In March 2005 the FASB published Interpretation 47 Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143, which clarifies the term conditional asset retirement obligation used in FAS 143. It will become effective for periods beginning on or after December 15, 2005 and is not expected to have a material impact on the Group's consolidated financial statements.

In May 2005 the FASB published FAS 154 Accounting changes and error corrections as a replacement of APB Opinion No. 20, Accounting changes and FASB Statement No.3 Reporting Accounting Changes in Interim Financial Statements, which has to be applied for financial years beginning on or after December 15, 2005. It requires to recognize changes in accounting principles retrospectively, instead of including the effect in net income of the period as was prescribed by APB Opinion No. 20. Novartis will apply the standard to the financial year beginning on January 1, 2006.

IFRS:    In August 2005 the IASB published IFRS 7 Financial Instruments: Disclosures which will be replacing IAS 30 Disclosure in the financial statements of banks and similar financial institutions and IAS 32 Financial Instruments: Disclosure and Presentation. Novartis plans to adopt the standard for the 2006 Annual Report.

REPORT OF NOVARTIS MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Novartis' Board of Directors and Management of the Group are responsible for establishing and maintaining adequate internal control over financial reporting. The Novartis Group's internal control system was designed to provide reasonable assurance to the Novartis Group's Management and Board of Directors regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Novartis Group Management assessed the effectiveness of the Group's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment Management has concluded that, as of December 31, 2005, the Novartis Group's internal control over financial reporting is effective based on those criteria.

Management has excluded Hexal AG, Eon Labs, Inc. and the acquired over-the counter activities of Bristol-Myers-Squibb Co., from its assessment of internal control over financial reporting as of December 31, 2005 because they were acquired by the Novartis Group in business combinations during 2005. Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers-Squibb Co. are wholly-owned businesses whose total assets and total revenues represent approximately 17% or USD 10.0 billion and 5% or USD 1.5 billion, respectively, of the related consolidated financial statement amounts as of, and for the year ended, December 31, 2005.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers AG, Switzerland, an independent registered public accounting firm, as stated in their report which is included in this Financial Report on pages 239 and 240.

Daniel Vasella, M.D. Chairman & Chief Executive Officer	Raymund Breu, Ph.D. Chief Financial Officer

Basel, January 18, 2006

REPORT OF THE GROUP AUDITORS ON THE NOVARTIS CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

TO THE GENERAL MEETING OF NOVARTIS AG, BASEL

As auditors of the Group, we have audited the consolidated financial statements of the Novartis Group for the year ended December 31, 2005. We have also audited Management's assessment on internal control over financial reporting as of December 31, 2005. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

As auditors of the Group, we have audited the consolidated financial statements (comprising consolidated balance sheet, income statement, cash flow statement, statement of recognized income and expense, statement of changes in equity and notes), set out on pages 154 to 238 of the Novartis Group for the year ended December 31, 2005.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

We conducted our audit in accordance with Swiss Auditing Standards and with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of consolidated financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Novartis Group, the results of its operations and its cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

As discussed in Note 32 to the consolidated financial statements, the Group adopted various accounting standards effective January 1, 2005 and, as required for certain of the accounting changes, has restated prior periods for comparison purposes.

We recommend that the consolidated financial statements submitted to you be approved.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Management's assessment, included in the accompanying "Report of Novartis Management on Internal Control over Financial Reporting" appearing on page 238, that Novartis maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Novartis' Board of Directors and Management of the Group are responsible for maintaining effective internal control over financial reporting and Management is responsible for the assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on Management's assessment and on the effectiveness of the Novartis Group's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating Management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the applicable accounting standards. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the applicable accounting standards, and that receipts and expenditures of the company are being made only in accordance with authorizations of Management and Directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Management's assessment that the Novartis Group maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the COSO. Also, in our opinion, the Novartis Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO.

As described in the "Report of Novartis Management on Internal Control over Financial Reporting", Management has excluded Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers-Squibb Co., from its assessment of internal control over financial reporting as of December 31, 2005 because they were acquired by the Novartis Group in business combinations during 2005. We have also excluded Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers-Squibb Co. from our audit of internal controls over financial reporting. Hexal AG, Eon Labs, Inc. and the acquired over-the-counter activities of Bristol-Myers-Squibb Co. are wholly-owned businesses whose total assets and total revenues represent approximately 17% or USD 10.0 billion and 5% or USD 1.5 billion, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

PricewaterhouseCoopers AG

R.P. Muir	D. Suter

Basel, January 18, 2006

FINANCIAL STATEMENTS OF NOVARTIS AG

INCOME STATEMENTS
for the years ended December 31, 2005 and 2004

	2005 CHF millions	2004 CHF millions

Income
Income from financial assets	6 472	5 889
Income from marketable securities, cash and short-term deposits	42	254
Changes to provisions and value of financial assets	54
Gain from disposal of intangible assets	168	225
License fees from subsidiaries	825	722
Other income	2	12

Total income	7 563	7 102

Expenses
Financial expenses	-271	-113
Administrative expenses	-26	-26
Changes to provisions and value of financial assets		-14
Amortization of intangible assets	-29	-19
Other expenses	-3	-2
Taxes	-109	-64

Total expenses	-438	-238

Net income	7 125	6 864

PROPOSAL FOR THE APPROPRIATION OF AVAILABLE EARNINGS

	2005 CHF	2004 CHF

Available unappropriated earnings
Balance brought forward	—	—
Waived dividends on treasury shares	8 717 739	2 750 000
Net income of the year	7 124 758 251	6 863 565 195

Total available earnings	7 133 475 990	6 866 315 195
Appropriation
Payment of a dividend of CHF 1.15 (2004: CHF 1.05) gross on 2 481 027 457 (2004: 2 485 747 397) dividend bearing shares with a nominal value of CHF 0.50 each	-2 853 181 576	-2 610 034 767
Transfer to free reserves	-4 280 294 414	-4 256 280 428

Balance to be carried forward	—	—

BALANCE SHEETS (PRIOR TO PROFIT APPROPRIATION)
at December 31, 2005 and 2004

	Notes	2005 CHF millions	2004 CHF millions

Assets
Non-current assets
Intangible assets		310	98
Financial assets	3	21 568	11 607

Total non-current assets		21 878	11 705

Current assets
Receivables
—subsidiaries		1 456	7 238
—others		39	24
Marketable securities	4	1 016	2 898
Cash and short-term deposits		1	8

Total current assets		2 512	10 168

Total assets		24 390	21 873

Equity and liabilities
Equity
Total share capital	5	1 370	1 389

Reserves
Legal reserves	6
General reserve		320	281
Reserve for treasury shares		8 653	10 573
Free reserves	7	6 048	2 036

Total reserves		15 021	12 890

Unappropriated earnings
Balance brought forward due to waived dividends on treasury shares		9	3
Net income of the year		7 125	6 864

Total unappropriated earnings		7 134	6 867

Total equity		23 525	21 146

Liabilities
Provisions		592	568
Accounts payable and accrued liabilities
—subsidiaries		160	61
—others		113	98

Total liabilities		865	727

Total equity and liabilities		24 390	21 873

The notes form an integral part of these unconsolidated financial statements

NOTES TO THE FINANCIAL STATEMENTS OF NOVARTIS AG

1.    INTRODUCTION

The financial statements of Novartis AG comply with the requirements of the Swiss law for companies, the Code of Obligations (SCO).

2.    ACCOUNTING POLICIES

EXCHANGE RATE DIFFERENCES:    Current assets denominated in foreign currencies are converted at year end exchange rates. Exchange differences arising from these as well as those from business transactions are recorded in the income statement.

INTANGIBLE ASSETS:    These are capitalized and amortized over a period of between five to ten years.

FINANCIAL ASSETS:    These are valued at acquisition cost less adjustments for impairment of value.

MARKETABLE SECURITIES:    These are valued at the lower of cost and market value.

PROVISIONS:    Provisions are made to cover general business risks of the Group.

3.    FINANCIAL ASSETS

Included in financial assets are CHF 11 615 million (2004: CHF 9 081 million) of investments in subsidiaries and CHF 9 953 million (2004: CHF 2 526 million) of loans to subsidiaries and other related entities.

The principal direct and indirect subsidiaries and other holdings of Novartis AG are shown on pages 220 to 225.

4.    MARKETABLE SECURITIES

Included in marketable securities are treasury shares with a net book value of CHF 1 013 million (2004: CHF 2 895 million) (see 5 and 6 below).

5.    SHARE CAPITAL

Number of shares
	December 31, 2003	Movement in year	December 31, 2004	Movement in year	December 31, 2005

Total Novartis AG shares	2 801 470 000	-24 260 000	2 777 210 000	-38 039 000	2 739 171 000

Treasury shares
Treasury shares held by Novartis AG	145 288 000	13 779 000	159 067 000	-33 474 472	125 592 528
Treasury shares held by subsidiaries	129 476 019	2 919 584	132 395 603	230 077	132 625 680

Total treasury shares	274 764 019	16 698 584	291 462 603	-33 244 395	258 218 208

The Novartis AG share capital consists of registered shares with a nominal value of CHF 0.50 each. The total share capital reduced from CHF 1 388.6 million at December 31, 2004 to CHF 1 369.6 million at December 31, 2005 due to a share capital reduction and subsequent cancellation of 38 039 000 shares with a nominal value of CHF 19 019 500 approved at the Annual General Meeting of March 1, 2005, which became effective on May 25, 2005.

The total share capital reduced from CHF 1 400.7 million at December 31, 2003 to CHF 1 388.6 million at December 31, 2004 due to a share capital reduction and subsequent cancellation of 24 260 000 shares with a nominal value of CHF 12 130 000 approved at the Annual General Meeting of February 24, 2004, which became effective on June 10, 2004.

Treasury share purchases totaled 14.7 million (2004: 41.0 million) with an average purchase price per share of CHF 57 (2004: CHF 57) and treasury share sales totaled 9.9 million with an average sale price of CHF 59 (2004: no sales).

The number of treasury shares held by the Company and subsidiaries meet the definitions and requirements of Art. 659b SCO. Out of the 258 218 208 treasury shares held at December 31, 2005, 258 143 543 are non-dividend bearing with the balance held for share-based compensation and being dividend bearing. Novartis Group's consolidated financial statements comply with IFRS SIC Interpretation No.12. This requires consolidation of entities which do not qualify as subsidiaries in the sense of Article 659b SCO.

6.    LEGAL RESERVES

GENERAL RESERVE

	2005 CHF millions	2004 CHF millions

January 1	281	642
Gain on merging a subsidiary into Novartis AG	39
Transfer to free reserves		-361

December 31	320	281

RESERVE FOR TREASURY SHARES HELD BY THE GROUP

	2005 CHF millions	2004 CHF millions

January 1	10 573	9 483

Reduction due to cancellation of treasury shares (CHF 2 183 million of repurchased shares less their nominal value of CHF 19 million, 2004: CHF 1 263 million and CHF 12 million respectively)	-2 164	-1 251
Transfer from free reserves	244	2 341

December 31	8 653	10 573

The general reserve must be at least 20% of the share capital of Novartis AG as this is the minimum amount required by the SCO.

Novartis AG has met the legal requirements for legal reserves under Articles 659 et. seq. and 663b.10 SCO for the treasury shares detailed in note 5.

7.    FREE RESERVES

	2005 CHF millions	2004 CHF millions

January 1	2 036	2 603

Transfer from general reserves		361
Transfer from unappropriated earnings	4 256	1 413
Transfer to reserve for treasury shares	-244	-2 341

December 31	6 048	2 036

8.    CONTINGENT LIABILITIES

	Outstanding liabilities December 31, 2005 CHF millions	Outstanding liabilities December 31, 2004 CHF millions

Guarantees to cover capital and interest of bonds, commercial paper and the Euro medium-term note program—total maximum amount CHF 6 709 million (2004: CHF 7 049 million)	3 964	3 950
Guarantees in favor of group companies, associated companies and others—total maximum amount CHF 2 856 million (2004: CHF 513 million)	2 308	295

Total	6 272	4 245

9.    REGISTRATION, VOTING RESTRICTIONS AND MAJOR SHAREHOLDERS

The Company's Articles of Incorporation state that no person or entity shall be registered with the right to vote for more than 2% of the share capital as set forth in the Commercial Register. In particular cases the Board of Directors may allow exemptions from the limitation for registration in the share register.

As far as can be ascertained from the information available, shareholders owning 2% or more of the Company's capital at December 31 are as follows:

	% holding of share capital December 31, 2005	% holding of share capital December 31, 2004

Novartis Foundation for Employee Participation, Basel	2.9	3.1
Emasan AG, Basel	3.2	3.2

In addition:

  •
  Nortrust Nominees, London, holds 2.5% (2004: 2.3%) and JPMorgan Chase Bank, New York, holds 8.3% (2004: 7.6%) respectively, of the registered shares as nominees.

  •
  JPMorgan Chase Bank, the depositary for the shares represented by American Depositary Shares may be registered with up to 11% of the share capital.

REPORT OF THE AUDITORS ON THE NOVARTIS AG FINANCIAL STATEMENTS

TO THE GENERAL MEETING OF NOVARTIS AG, BASEL

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes), pages 241 to 245, of Novartis AG, Basel, for the year ended December 31, 2005.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

R. P. Muir	H. Plozza

Basel, January 18, 2006

KEY DATES FOR 2006

Anticipated key reporting dates

Annual General Meeting for the financial year 2005	February 28, 2006
First Quarter 2006 (sales and results)	April 24, 2006
First Half 2006 (year to date and second quarter sales and results)	July 17, 2006
Nine Months 2006 (year to date and third quarter sales and results)	October 18, 2006
Full Year 2006 (year to date and fourth quarter sales and results)	January 2007

CONTACT ADDRESSES

For further information regarding Novartis please contact:

Novartis International AG
Novartis Communications
CH-4002 Basel
Switzerland

INVESTOR RELATIONS Karen Huebscher Tel: +41 61 324 8433 Fax: +41 61 324 8444	FOR US INVESTORS US investor relations Ronen Tamir Tel: +1 212 830 2433 Fax: +1 212 830 2405

MEDIA RELATIONS John Gilardi Tel: +41 61 324 2200 Fax: +41 61 324 9090	SHARE REGISTRY Kurt Hoein Tel: +41 61 324 4415 Fax: +41 61 324 3244

GENERAL INFORMATION Tel: +41 61 324 1111 Fax: +41 61 324 8001

NOVARTIS ON THE INTERNET www.novartis.com

NOVARTIS ANNUAL REPORT ON THE INTERNET www.novartis.com/annualreport2005

We would like to thank everyone who contributed to this report by sharing personal experience and knowledge with us.

We are particularly grateful to Jean-Baptiste Huynh for the artistic photographs in our Annual Report.

JEAN-BAPTISTE HUYNH was born in the French city of Chateauroux in 1966. His mother is French and his father Vietnamese. An artist of international renown, his work is represented in many of the world's most prestigious art collections.

He is self-taught and works essentially for his own artistic production.

The power of his portraits reflects the insight and the clarity of his vision. His portraiture is both intense and intimate. He has spent more than a decade on a major project depicting faces throughout the ages of life and the world's main ethnic and cultural groups.

Jean-Baptiste Huynh is the author of eight books of portrait photography: 'Immortels' in 1996, 'Intime Infini' in 1998, 'Yeux' in 2001, 'Univers' in 2002, 'Mali' and 'Japon' in 2003, 'Inde' in 2004, and 'Ethiopie' in 2005.

His work has been awarded some of the best-known prizes in photography, including Prix de la Fondation Hewlett Packard pour la Photographie and Prix Moins Trente du Centre National de la Photographie in 1996, Prix de la Villa Medicis hors les Murs and Prix Kodak de la Critique Photographique in 1997.

His portraits, nudes and still lifes reveal a stark, timeless universe. His collection prints are shown regularly at the international contemporary art fairs and were exhibited at the Beyeler Gallery (Switzerland) and the Moscow House of Photography (Russia) in 2004; the University of Art of Osaka (Japan) in 2002; and the European House of Photography (France) in 2001.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements within the meaning of the securities laws of the United States relating to the Company's business, which can be identified by the use of forward-looking terminology such as "will" or "expected", or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from such products, or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that any of the development projects described will succeed or that any new products or indications will be brought to market. Similarly, there can be no guarantee that Novartis or any future product or indication will achieve any particular level of revenue. In particular, management's expectations could be affected by, among other things, uncertainties involved in the development of new pharmaceutical products, including unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the company's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures; as well as factors discussed in the Company's Form 20-F filed with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Report as anticipated, believed, estimated or expected. Novartis is providing the information in this handout as of the date of the publication of this Annual Report, and does not undertake any obligation to update any forward-looking statements contained in this Annual Report as a result of new information, future events or otherwise.

All product names printed in italics in this Annual Report are trademarks of the Novartis Group.

® in combination with products in normal script indicate third party brands.

The business policy of Novartis takes into account the OECD's Guidelines for Multinational Enterprises, with their recommendations on the disclosure of information.

Our Annual Report is originally published in English, with French and German versions available.

PUBLISHER:    NOVARTIS INTERNATIONAL AG, BASEL, SWITZERLAND

DESIGN AND PRODUCTION:    COM.FACTORY, BASEL, SWITZERLAND

PRINT:    NZZ FRETZ AG, SCHLIEREN, SWITZERLAND

© Novartis AG, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVARTIS AG
Date: February 8, 2006	By:	/s/ MALCOLM CHEETHAM
	Name: Title:	Malcolm Cheetham Head Group Financial Reporting and Accounting

QuickLinks

  OUR MISSION
  CONTENTS
  FINANCIAL HIGHLIGHTS
  NEWS IN 2005
  LETTER FROM DANIEL VASELLA
  PHARMACEUTICALS
  TRANSLATIONAL MEDICINE AT NIBR: THE BRIDGE FROM BASIC SCIENCE TO NEW DRUGS
  CARDIOVASCULAR/METABOLISM FRANCHISE: BREAKTHROUGH THERAPIES TARGET UNMET NEED
  NOVARTIS ONCOLOGY: PUSHING FRONTIERS IN CANCER TREATMENT
  As a global leader in oncology, Novartis continues to push the frontier in cancer treatment with a portfolio led by four rapidly growing medicines.
  HEPATITIS; A VISION OF LEADERSHIP
  QUICK DECISIONS: SANDOZ, HEXAL AND EON LABS
  SPECIAL DELIVERY: CONVENIENCE AND COMPLIANCE GO HAND IN HAND AT NOVARTIS CONSUMER HEALTH
  CORPORATE CITIZENSHIP
  BOARD OF DIRECTORS
  EXECUTIVE COMMITTEE
  NOVARTIS GROUP FINANCIAL REPORT
  EQUITY STRATEGY AND SHARE INFORMATION
  NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS
  NOTES TO THE NOVARTIS GROUP CONSOLIDATED FINANCIAL STATEMENTS
  Notes to the Novartis Group Consolidated Financial Statements
  REPORT OF NOVARTIS MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
  REPORT OF THE GROUP AUDITORS ON THE NOVARTIS CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING
  FINANCIAL STATEMENTS OF NOVARTIS AG
  BALANCE SHEETS (PRIOR TO PROFIT APPROPRIATION) at December 31, 2005 and 2004
  NOTES TO THE FINANCIAL STATEMENTS OF NOVARTIS AG
  REPORT OF THE AUDITORS ON THE NOVARTIS AG FINANCIAL STATEMENTS
  KEY DATES FOR 2006
  CONTACT ADDRESSES
SIGNATURES